Form 1 Page 1 Execution Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY):

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT



13035241

1. State the name of the applicant: EDGX Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   545 Washington Blvd., 6th Floor
   Jersey City, NJ 07310
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (201) 942-8200 (Telephone) (201) 557-8019 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jeffrey S. Rosenstrock (Name) General Counsel & Secretary (Title) 201-942-8295 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Jeffrey S. Rosenstrock
   545 Washington Blvd., 6th Floor
   Jersey City, New Jersey 07310
7. Provide the date applicant's fiscal year ends: December 31, 2013
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/03/09 (b) State/Country of formation: Delaware, U.S.A.

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/28/13 (MM/DD/YY) EDGX Exchange, Inc. (Name of applicant)

By: [signature] (Signature) Jeffrey S. Rosenstrock, General Counsel & Secretary (Printed Name and Title)

Subscribed and sworn before me this 28th day of June (Month) 2013 (Year) by [signature] (Notary Public) MARIA CORONA S. BUGARIN

Commission expires 09/26/13 County of Hudson State of New Jersey Notary Public of New Jersey My Comm. Expires Sept. 26, 2013

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

COPY

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: EDGX Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   545 Washington Blvd., 6th Floor
   Jersey City, NJ 07310
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (201) 942-8200 (Telephone) (201) 557-8019 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jeffrey S. Rosenstrock (Name) General Counsel & Secretary (Title) 201-942-8295 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Jeffrey S. Rosenstrock
   545 Washington Blvd., 6th Floor
   Jersey City, New Jersey 07310
7. Provide the date applicant's fiscal year ends: December 31, 2013
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/03/09 (b) State/Country of formation: Delaware, U.S.A.

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/28/13 (MM/DD/YY) EDGX Exchange, Inc. (Name of applicant)

By: [signature] (Signature) Jeffrey S. Rosenstrock, General Counsel & Secretary (Printed Name and Title)

Subscribed and sworn before me this 28th day of June (Month), 2013 (Year) by [signature] (Notary Public) MARIA CORONA S. BUGARIN Notary Public of New Jersey My Comm. Expires Sept. 26, 2013

My Commission expires 09/26/13 County of Hudson State of New Jersey

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.


DirectEdge

June 28, 2013

Mr. Christopher Grobbel
U.S. Securities and Exchange Commission
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Mr. Grobbel:

Enclosed please find an amendment to the EDGX Exchange, Inc. ("EDGX" or the "Exchange") Form 1 for registration as a national securities exchange. Pursuant to Rule 6a-2 of the Securities Exchange Act of 1934 ("the Act"), the Exchange is filing the following:

- Form 1 Execution Page
- Annual Amendment to Form 1 including Exhibits D, I, J, K, M and N
- Tri-Annual Amendment to Form 1 including Exhibits A, B and C

The Exhibits supplement materials filed in connection with EDGA's Form 1 application for exchange registration, which the Securities and Exchange Commission approved in March 2010,[1] and its Form 1 update filed on April 19, 2013.

Very truly yours,

Jeffrey Rosenstrock, Esq.
General Counsel

Enclosures: Original and two (2) copies of the above amendments to the Exchange's Form 1

cc: Freedom of Information Act Officer (U.S. Securities and Exchange Commission)

[1] See Securities Exchange Act Release No. 61698, 74 FR 13151 (March 18, 2010).

Direct Edge, 545 Washington Boulevard, 6th Fl., Jersey City, NJ 07310 Tel. 201.942.8200 Fax 201.557.8019 www.directedge.com

COPY


DirectEdge

June 28, 2013

Mr. Christopher Grobbel
U.S. Securities and Exchange Commission
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: FOIA CONFIDENTIAL TREATMENT REQUEST

Dear Mr. Grobbel:

Pursuant to 17 C.F.R Section 200.83, EDGX Exchange, Inc. (the "Exchange") requests confidential treatment for the enclosed documents and all the information contained therein.

This confidential treatment request is based upon, among other things, exemptions 4, 7 and 8 of the Freedom of Information Act, 5 U.S.C. 552(b)(4). The enclosed documents contain or relate to: privileged and confidential trade secrets and commercial and financial information relating to the Exchanges and other persons; information relating to techniques and procedures for law enforcement investigations and prosecutions; and examination, operating or condition reports prepared by the Exchanges which, as registered national securities exchanges, are responsible for the regulation and supervision of financial institutions. The Exchanges further submit that, to the extent the information provided relates to individuals, disclosure could affect those individuals' rights under the Privacy Act of 1974, 5 U.S.C. 552a.

Please contact me at (201) 942-8295 upon receipt of any requests for copies of the any of the enclosed documents, pursuant to 17 C.F.R. Section 200.83.

Sincerely,

Jeffrey Rosenstrock
General Counsel

cc: Freedom of Information Act Officer (U.S. Securities and Exchange Commission)


DirectEdge

EDGX Exchange, Inc.
Annual Amendment to Form 1

Everybody Needs
Some Edge

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

1. The financials of Deutsche Börse AG are submitted in response to this Exhibit D.
2. Direct Edge Holdings LLC filed financial statements for the year ended December 31, 2012 with the Commission pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 which include the financials for the entities listed below. They are submitted again as a reference in response to Exhibit D.
    - The financials of DECN d/b/a/ DE Route are submitted in response to Exhibit D.
    - The financials of EDGA Exchange, Inc. are submitted in response to Exhibit D.
    - The financials of EDGX Exchange, Inc. are submitted in response to Exhibit D.
3. The financials of Eurex Global Derivatives AG, Zürich are submitted in response to this Exhibit D.
4. The financials of Eurex Frankfurt AG are submitted in response to Exhibit D.
5. The financials of Eurex Zürich AG are submitted in response to Exhibit D.
6. The financials of International Securities Exchange Holdings, Inc. are submitted in response to Exhibit D.
7. The financials of International Securities Exchange, LLC are submitted in response to Exhibit D.
8. The financials of U.S. Exchange Holdings, Inc. are submitted in response to Exhibit D.
9. There are no financials available for U.S. Exchange, LLC as the entity was dormant for the fiscal year ending December 31, 2012.

Exhibit D

1. Deutsche Börse AG

Deutsche Börse Aktiengesellschaft, Frankfurt/Main
Balance Sheet as at 31 December 2012

ets

	31/12/2012 €	31/12/2011 € (thousand)
NCURRENT ASSETS		
angible Assets		
enses and similar rights for data processing and software	13.058.459,00	9.158
odwill	442.925,00	461
payments	5.000,00	5
	13.506.384,00	9.624
gible Assets		
ures on third party land	23.174.252,00	24.224
er assets, furniture and office equipment	54.604.766,94	53.769
	77.779.018,94	77.993
ancial Assets		
res in affiliated companies	3.086.328.369,45	2.496.172
ns to affiliated companies	996.934.322,01	942.765
stments	34.408.837,03	34.651
ns to companies in which the company has a participating interest	77.187,98	549
g-Term securities	12.636.498,14	10.669
er loans	50.574,30	6
	4.130.435.788,91	3.484.812
l Noncurrent Assets	4.221.721.191,85	3.572.428
RRENT ASSETS		
ounts Receivable and Other Assets		
le accounts receivable	118.807.282,50	119.887
eivables from affiliated companies	253.331.809,10	210.284
eivables from companies in which the company has a participating interest	1.438.448,48	3.402
er current assets	78.061.601,38	37.467
thereof with residual term over 1 year € 13.976.760,02 (previous year € 15.671 (thousand))		
	451.639.141,46	371.040
and Bank Balances	281.081.015,83	596.013
l Current Assets	732.720.157,29	967.053
ERRED EXPENSES AND ACCRUED INCOME	17.063.299,57	14.881
l Assets	4.971.504.648,71	4.554.362

Shareholder's Equity and Liabilities

	Per value of shares acquired for retirement €	Subscribed capital before retirement €	31/12/2012 €	31/12/2011 € (thousand)
SHAREHOLDER'S EQUITY				
Subscribed Capital	193.000.000,00	-8.921.326,00	184.078.674,00	183.400
Capital Reserve			1.286.328.955,19	1.284.329
Retained Earnings				
Other profit reserves			431.144.371,32	138.156
			431.144.371,32	138.156
Unappropriated Surplus			400.000.000,00	650.000
Total Shareholder's Equity			2.301.552.000,51	2.255.885
Provisions				
Provisions for pensions and similar obligations			16.463.524,92	26.142
Provisions for deferred taxes			130.838.773,33	114.995
Other provisions			131.788.565,28	145.822
Total provisions			279.090.863,53	286.959
LIABILITIES				
Bonds			1.746.387.690,66	1.463.106
Liabilities from bank loans and overdraft			96.148,45	527
Trade accounts payable			21.589.616,21	29.944
Amounts owed to affiliated companies			557.352.867,42	440.423
Amounts owed to companies in which the company has a participating interest			13.260.012,84	12.988
Other liabilities			51.268.160,69	62.163
Total Liabilities			2.389.954.496,27	2.009.152
DEFERRED INCOME AND ACCRUED EXPENSES			907.288,40	2.367
Total Shareholder's Equity and Liabilities			4.971.504.648,71	4.554.362

Deutsche Börse Aktiengesellschaft, Frankfurt/Main
Profit and Loss Account
for the period 1 January to 31 December 2012

	2012		2011	
	€	€	€ (thousand)	€ (thousand)
Sales Revenue		1.110.263.852,97		1.280.677
Other Operating Income		109.182.724,08		118.786
thereof from currency translation € 13.485.097,00 (previous year € 6.469 (thousand))				
Personnel Expenses				
Wages and Salaries	-120.307.535,19		-119.487	
Social securities, pensions and other benefits	-17.668.253,18		-27.034	-146.521
thereof pensions € 5.958.765,98 (previous year € 15.245 (thousand))				
Depreciation				
of intangible and tangible assets		-32.526.864,49		-28.439
Other Operating Expenses		-522.140.871,83		-566.278
thereof from currency translation € 4.567.676,62 (previous year € 14.615 (thousand))				
Income from Participating Interests		79.772.463,08		39.489
thereof from affiliated companies € 72.200.950,71 (previous year € 37.195 (thousand))				
Income from Profit and Loss Agreements		215.420.834,70		173.436
Income from Financial Assets: Long-Term Securities and Loans		27.018.291,41		16.754
thereof from affiliated companies € 15.000.000,00 (previous year € 15.286 (thousand))				
Interest and Similar Income		1.094.474,84		4.492
thereof from affiliated companies € 22.290,64 (previous € 36 (thousand))				
Depreciation of Current Assets: Financial Assets and Securities		-2.662.724,18		-25.876
thereof to affiliated companies € 0,00 (previous year € 0 (thousand))				
Interest and Similar Charges		-121.143.275,18		-106.376
thereof to affiliated companies € 1.147.005,48 (previous year € 3.033 (thousand))				
thereof from addition of discounted interest € 10.608.388,48 (previous year € 8.408 (thousand))				
Profit before Tax from Ordinary Activities		726.303.117,03		760.145
Extraordinary income		0,00		60.261
Extraordinary expense		0,00		-118
Extraordinary earnings		0,00		60.143
Tax on Profit		-120.639.985,13		-155.891
Other Taxes		29.868,10		15.289
Net Income for the Financial Year		605.693.000,00		679.685
Withdrawal from other profit reserves		0,00		0
Allocations to other profit reserve		-205.693.000,00		-29.685
Unappropriated Surplus		400.000.000,00		650.000

Deutsche Börse Aktiengesellschaft, Frankfurt/Main

Statement of Changes in Noncurrent Assets as at 31 December 2012

	Acquistion and Production Costs					Depreciation and Amortization						Book Value	
	Balance as at 1 Jan. 2012	Change due to mergers 2012	Additions 2012	Disposals 2012	Balance as at 31 Dec. 2012	Balance as at 1 Jan. 2012	Change due to mergers 2012	Depreciation 2012	Release 2012	Disposals 2012	Balance as at 31 Dec. 2012	31 Dec. 2012	31 Dec. 2011
	€	€	€	€	€	€	€	€	€	€	€	€	€
tangible Assets													
enses and similar rights for data processing and software	249.922.912,74	0,00	8.944.151,26	33.266.214,75	225.600.849,25	240.765.172,74	0,00	5.043.432,26	0,00	33.266.214,75	212.542.390,25	13.058.459,00	9.157.740,[illegible]
odwill	484.734,10	0,00	29.416,26	0,00	514.150,36	23.270,10	0,00	47.955,26	0,00	0,00	71.225,36	442.925,00	461.464,[illegible]
payments on account and construction in progress	5.000,00	0,00	0,00	0,00	5.000,00	0,00	0,00	0,00	0,00	0,00	0,00	5.000,00	5.000,[illegible]
	250.412.646,84	0,00	8.973.567,52	33.266.214,75	226.119.999,61	240.788.442,84	0,00	5.091.387,52	0,00	33.266.214,75	212.613.615,61	13.506.384,00	9.624.204,[illegible]
ngible Assets													
ures on third party land	35.679.888,13	0,00	861.683,99	332.851,01	36.208.721,11	11.456.178,13	0,00	1.911.141,99	0,00	332.851,01	13.034.469,11	23.174.252,00	24.223.710,[illegible]
er assets, furnitures and office equipment	244.834.941,06	0,00	26.523.426,97	25.344.322,61	246.014.045,42	191.066.093,11	0,00	25.524.334,98	0,00	25.181.149,61	191.409.278,48	54.604.766,94	53.768.847,[illegible]
	280.514.829,19	0,00	27.385.110,96	25.677.173,62	282.222.766,53	202.522.271,24	0,00	27.435.476,97	0,00	25.514.000,62	204.443.747,59	77.779.018,94	77.992.557,[illegible]
ancial Assets													
res in affiliated companies	2.506.972.213,78	0,00	590.156.155,67	0,00	3.097.128.369,45	10.800.000,00	0,00	0,00	0,00	0,00	10.800.000,00	3.086.328.369,45	2.496.172.213,[illegible]
ns to affiliated companies	1.778.856.095,21	0,00	0,00	2.530.000,00	1.776.326.095,21	836.091.375,14	0,00	0,00	-56.699.601,94	0,00	779.391.773,20	996.934.322,01	942.764.720,[illegible]
estments	56.897.133,12	0,00	1.241.745,63	1.484.009,52	56.654.869,23	22.246.032,20	0,00	0,00	0,00	0,00	22.246.032,20	34.408.837,03	34.651.100,[illegible]
ns to companies in which the company has a participating interest	3.465.829,16	0,00	2.191.083,00	0,00	5.656.912,16	2.917.000,00	0,00	2.662.724,18	0,00	0,00	5.579.724,18	77.187,98	548.829,[illegible]
g-term securities	11.970.399,08	0,00	5.017.042,65	3.970.400,00	13.017.041,73	1.301.859,65	0,00	0,00	-921.316,06	0,00	380.543,59	12.636.498,14	10.668.539,[illegible]
er loans	6.274,96	0,00	44.299,34	0,00	50.574,30	0,00	0,00	0,00	0,00	0,00	0,00	50.574,30	6.274,[illegible]
	4.358.167.945,31	0,00	598.650.326,29	7.984.409,52	4.948.833.862,08	873.356.266,99	0,00	2.662.724,18	-57.620.918,00	0,00	818.398.073,17	4.130.435.788,91	3.484.811.678,[illegible]
	4.889.095.421,34	0,00	635.009.004,77	66.927.797,89	5.457.176.628,22	1.316.666.981,07	0,00	35.189.588,67	-57.620.918,00	58.780.215,37	1.235.455.436,37	4.221.721.191,85	3.572.428.440,[illegible]

Notes to the financial statements for financial year 2012

Accounting policies

Deutsche Börse AG's annual report for the financial year 2012 was prepared in accordance with the provisions of the Handelsgesetzbuch (HGB, German Commercial Code) and of the Aktiengesetz (AktG, the German Stock Corporation Act).

The total cost accounting method was chosen for the income statement.

The Company is a large corporation as defined by section 267 (3) of the HGB.

Fixed asset line items denominated in foreign currency have been translated into euro amounts using the exchange rates valid on the date of acquisition; in case of permanent impairment, the conversion is at the period-end exchange rate.

Assets and liabilities denominated in foreign currency have been translated using the ECB reference rate or the Bloomberg rates valid at the balance sheet date. If the assets and liabilities denominated in foreign currency have a maturity of one year or less, then HGB sections 253 (1) clause 1 and 252 (1) no. 4 subclause 2 were not applied.

Income and expenses were translated on the posting date at the ECB reference rate or the Bloomberg rates.

Purchased intangible assets are carried at cost and amortised using the straight-line method or valued at the lower fair value. No use was made of the option to capitalise internally generated intangible assets.

Property, plant and equipment is carried at cost. Depreciable property, plant and equipment is depreciated using the straight-line method over its useful life or valued at its lower fair value. Low-value fixed assets with acquisition costs up to €410 were written off directly in the financial year 2012 in accordance with section 6 (2) of the German Income Tax Act (EstG). In this respect, no use was made of the option granted by section 6 (2a) EStG to create a compound item.

Investments in affiliated companies stated under financial assets as well as participations are carried at the lower of cost or fair value. Loans to affiliated companies and other loans are recognised at nominal value, taking into account any permanent impairment, where applicable. Securities are carried at cost or at the lower exchange rate on the reporting date, in the event of likely permanent impairment. If the circumstances which led to a write-down no longer apply, a reversal is made, up to a maximum of the original cost.

Receivables and other assets are always carried at their nominal amount. All discernible risks are impaired individually, whilst latent risks are considered on a portfolio basis.

Provisions for pensions and other obligations have been stated along with the projected benefit obligation on the basis of actuarial tables using the "2005 G" mortality tables (generation tables) developed by Dr Klaus Heubeck, modified by statistical information gathered by the German Federal Statistical Office from 2006 to 2008.

Actuarial assumptions		
	31.12.2012	31.12.2011
	%	%
Discount rate	5.06	5.13
Salary growth	3.50	3.50
Pension growth	2.00	2.00
Staff turnover rate	2.00[1]	2.00[1]

1) Up to age 50, thereafter 0.0 percent

Calculations for the projected benefit obligation arising from the employee-financed Deferred Compensation Programme were made on the basis of an interest rate of 5.06 percent (previous year: 5.13 percent) along with actuarial tables using the "2005 G" mortality tables (generation tables) developed by Dr Klaus Heubeck, modified by statistical information gathered by the German Federal Statistical Office from 2006 to 2008.

As per section 246 (2) 2 of the HGB, the amount of pension benefits to be paid as at the balance sheet date was offset against the fair value of the asset, which is protected from any creditor claims and is intended exclusively to meet the liabilities arising from pension obligations or other similar long-term obligations to employees (plan assets). The cumulative costs of the plan assets amount to €131.5 million (previous year: €122.2 million).

The plan asset, which corresponds to a 68.5 percent share (previous year: 69.4 percent) in a special fund as defined by sections 1 and 2 (3) of the German Investment Act (InvG), had a fair value at the balance sheet date of €128.7 million (previous year: €110.5 million), which is equivalent to the current value as defined by section 36 of the InvG. This special fund is an international mixed fund (mixed special fund) with regulatory investment restrictions. In addition to replicating DJ STOXX 600 Europe, a capital protection concept is applied alongside a non-forecast-orientated trend reporting system which is key to the portfolio management. During the period under review, €2.9 million (previous year: €2.7 million) was withdrawn, which corresponds to the amount of current pension payments, and which was immediately added back to the plan asset. A total amount of €12.2 million (previous year: €23.3 million) was added to the special fund. This asset is protected from any creditor claims and is thus not repayable on demand.

The other provisions have been estimated in consideration of all known risks and unknown liabilities as at the balance sheet date and were estimated at the amount which is required to be paid according to a reasonable commercial assessment. Provisions with a maturity of more than one year are discounted using the market interest rates published by the Deutsche Bundesbank according to the remainder of their maturity.

The basis for determining provisions for the Stock Option Plan is the intrinsic value of the option, whereas the basis for determining provisions for the Stock Bonus Plan is the price of Deutsche Börse AG shares at the reporting date.

The provisions for anniversary payments and early retirement were estimated using actuarial principles of the amount to be paid, and for early retirees valued at present value. The projected unit credit method was applied as the basis of this assessment. During the period under review, the interest rate of 5.06 percent (previous year: 5.13 percent) published by the German Ministry of Finance was applied. The "2005 G" mortality tables created by Dr Klaus Heubeck (with the modifications already mentioned) were the basis of these projections.

For all hedge accounting procedures as defined by section 254 of the HGB, Deutsche Börse AG exercises the option of only stating hedges on the balance sheet to the extent that the hedge was ineffective and a negative result arises (compensatory valuation/net hedge presentation method). In such an event, a provision for contingent losses is recognised.

Deferred taxes are calculated in accordance with section 274 HGB on temporary differences between the carrying amounts according to commercial law and their taxable values. Deferred tax liabilities are only reported insofar as they exceed deferred tax assets. In view of the existing single-entity relationship for tax purposes with Clearstream Holding AG, temporary differences between the carrying amounts according to commercial law and their taxable values of these companies were accounted for at the level of the controlling company, Deutsche Börse AG. Calculating deferred taxes is based on the combined income tax rate of all the companies comprising a single-entity for tax purposes with Deutsche Börse AG, which currently stands at 25.79%.

As at 31 December 2012, the excess of deferred tax assets amounted to €12.5 million. The excess of deferred tax assets is mainly the result of differences in the carrying amounts in the provisions for pensions and their related cover assets.

In accordance with section 274 (1) (2) HGB, the Company refrained from reporting the excess of deferred tax assets. Deferred taxes are calculated on the basis of the tax rates in effect or expected in Germany on the date they are recovered.

There is currently a uniform rate of corporation tax of 15 percent plus a solidarity surcharge of 5.5 percent. Taking trade tax into account, this results in a composite tax rate of 25.79 percent. There were no carryforwards of tax losses as at the reporting date.

In accordance with section 253 (1) clause 2 of the HGB, these liabilities are treated with their respective payment amounts as deferred items.

Notes to the balance sheet

Fixed assets

The movements of fixed assets are described in detail in the appendix. In the financial year 2012, write-downs of €2.7 million (previous year: €25.9 million) were made to financial investments. These relate to loans to companies in which the company has a participating interest.

As at 31 December 2012, loans to affiliated companies totalled €996.9 million (previous year: €942.8 million). Of this, €846.9 million (previous year: €790.2 million) is related to profit participations rights issued by Eurex Frankfurt AG as part of the acquisition of International Securities Exchange Holdings, Inc. (ISE). Owing to the profit generated by Eurex Frankfurt AG there was a partial reversal of the earlier impairment in the amount of €56.7 million (previous year: €29.3 million). The participation right qualifies to receive losses of the issuer, Eurex Frankfurt AG.

Investments in affiliated companies

As at 31 December 2012, Deutsche Börse AG had investments in affiliated companies as follows:

Company	Domicile	Currency	Own equity in € thous.[1]	2012 net profit loss in € thous.	Equity interest direct (indirect)
Clearstream Holding AG	Germany	€	2,115,314	215,421	100.00%
Clearstream International S.A.	Luxembourg	€	819,349	235,169	(100.00)%
Clearstream Banking S.A.	Luxembourg	€	533,929	125,044	(100.00)%
Clearstream Banking Japan, Ltd.	Japan	JPY	35,252	5,564	(100.00)%
REGIS-TR S.A.	Luxembourg	€	2,163	-635	(50.00)%
Clearstream Banking AG	Germany	€	276,259	87,318	(100.00)%
Clearstream Services S.A.	Luxembourg	€	62,377	9,351	(100.00)%
Clearstream Fund Services Ireland Ltd.	Ireland	€	586	86	(100.00)%

Company	Domicile	Currency	Own equity in € thous.[1]	2012 net profit loss in € thous.	Equity interest direct (indirect)
Clearstream Operations Prague s.r.o	Czech Republic	CZK	182,961	-10,303	(100.00)%
LuxCSD S.A.	Luxembourg	€	5,335	-365	(50.00)%
Deutsche Boerse Systems, Inc.	US	US$	4,091	602	100.00%
Eurex Global Derivatives AG	Switzerland	CHF	282,455	-208,399	100.00%
Eurex Zürich AG	Switzerland	CHF	305,016	4,565	(100.00)%
Eurex Frankfurt AG	Germany	€	984,318	86,851	(100.00)%
Eurex Bonds GmbH	Germany	€	7,515	1,429	(79.44)%
Eurex Clearing AG	Germany	€	139,416	1,186	(100.00)%
Eurex Repo GmbH	Germany	€	550	11,098	(100.00)%
Eurex Services GmbH	Germany	€	1,182,469	86,754	(100.00)%
U.S. Exchange Holdings, Inc.	US	US$	0	-1,722	(100.00)%
International Securities Exchange Holdings, Inc.	US	US$	1,721,482	13,091	(100.00)%
ETC Acquisition Corp.	US	US$	3,639	125	(100.00)%
International Securities Exchange, LLC	US	US$	61,261	44,011	(100.00)%
Longitude LLC	US	US$	3,945	3,923	(100.00)%
Longitude S.A.	Luxembourg	€	454	-646	(100.00)%
Finnovation S.A.	Luxembourg	€	121,183	-1,785	100.00%
Infobolsa S.A.	Spain	€	11,867	581	50.00%
Difubolsa, Serviços de Difusão e Informaçao de Bolsa, S.A.	Portugal	€	155	18	(50.00)%

Company	Domicile	Currency	Own equity in € thous.[1]	2012 net profit loss in € thous.	Equity interest direct (indirect)
Infobolsa Deutschland GmbH	Germany	€	1,296	70	(50.00)%
Open Finance, S.L.	Spain	€	1,040	396	(31.00)%
Market News International Inc.	US	US$	20,600	816	100.00%
MNI Financial and Economic Information (Beijing) Co. Ltd.	China	US$	237	94	(100.00)%
Need to Know News, LLC	US	US$	5,425	-261	(100.00)%
Risk Transfer Re S.A.	Luxembourg	€	1,225	0	100.00%
STOXX Ltd.	Switzerland	CHF	88,044	19,255	50.10%
Tradegate Exchange GmbH	Germany	€	913	230	76.23%
Deutsche Börse Services s.r.o.	Czech Republic	CZK	84,372	28,760	100.00%

[1] Includes capital reserves and retained earnings, accumulated gains or losses and net profit or loss for the year and, if necessary, further components according to the respective local GAAP

Equity investments

Deutsche Börse AG held the following equity investments with a share of more than 20 percent as at 31 December 2012:

Company	Domicile	Currency	Own equity in € thous.[1]	2012 net profit loss in € thous.	Equity interest direct (indirect)
European Energy Exchange AG	Germany	€	113,696	11,813	(56.14)%
Scoach Holding S.A.	Luxembourg	€	26,816	6,567	50.01%
Indexium AG	Switzerland	CHF	5,514	-844	49.90%
Direct Edge Holdings, LLC	US	US$	126,290	17,135	(31.54)%
Hanweck Associates, LLC	US	US$	273	-951	(26.44)%
ID's SAS	France	€	2,107	761	25.01%

1) Includes capital reserves and retained earnings, accumulated gains or losses and net profit or loss for the year and, if necessary, further components according to the respective local GAAP

As at 31 December 2012, Deutsche Börse AG held directly or indirectly more than 5 percent of the voting rights in the following companies:

Company	Domicile	Currency	Own equity in € thous.[1]	2012 net profit loss in € thous.	Equity interest direct (indirect)
The Options Clearing Corporation, USA	US	US$	12,433	1,829	(20.00)%
Deutsche Börse Commodities GmbH	Germany	€	3,155	1,503	16.20%
Digital Vega FX Ltd.	United Kingdom	GBP	676	-875	13.02%
Phineo gAG	Germany	€	1,224	-198	12.00%
Tradegate AG Wertpapierhandelsbank	Germany	€	27,109	-2,708	4.93%

1) Includes capital reserves and retained earnings, accumulated gains or losses and net profit or loss for the year and, if necessary, further components according to the respective local GAAP

Receivables from affiliated companies

This balance sheet item contains trade receivables from affiliated companies of €31.4 million (previous year: €11.9 million) as well as other assets amounting to €221.9 million (previous year: €198.4 million). The profit transfer agreement with Clearstream Holding AG accounted for €215.4 million (previous year: €173.4 million) of the other assets.

Receivables from companies in which the company has a participating interest

This balance sheet item primarily comprises trade receivables of €1.4 million (previous year: €3.4 million) from companies in which the company has a participating interest.

Disclosures regarding financial instruments and hedging transactions according to section 285 (19) and (23) of the HGB.

At the reporting date, investments of the following derivatives were held; the financial instruments are designated as part of the hedging transactions:

Risk		Underlying transaction		Hedging instrument		Type of hedging relationship	Prospective effectiveness
	Type	Type	Amount	Risk	Amount		
Interest	Cash flows from planned long-term debt instruments	Planned issue of fixed-rate debt instruments	€300 m	Swaption and forward swap	€300 m	Micro cash flow hedge of an anticipated transaction	Maturity, currency and volume congruence

To hedge against changes in interest rates in relation to the planned issue of long-term debt instruments, Deutsche Börse AG concluded a swaption and a forward swap which mature in 2018 and a nominal amount of €150.0 million respectively in 2010. To the extent that the swaption will be exercised in 2013, Deutsche Börse AG will act as fixed rate payer for both interest rate derivatives. Along with the likely transaction (issue of a debt instrument) both derivatives together represent a hedging instrument as defined by section 254 of the HGB. On 31 December 2012 the market price of the swap was €-14.6 million; the swaption was out-of-the-money.

On 24 October 2012, Deutsche Börse AG also concluded a forward foreign exchange transaction with Eurex Services GmbH due 1 August 2013 for the purchase of USD 51 million. The US dollar purchase transaction has a negative market value of €0.6 million. There is also another forward foreign exchange transaction (sale of USD) due on 1 August 2013 for a nominal amount of USD 10 million which had a positive market value on 31 December of €0.1 million.

In the year under review, two forward foreign exchange transactions for the purchase of USD 51 million each and the sale of USD 10 million each expired.

Prepaid expenses

Prepaid expenses contain discounts for bond issues as defined by section 250 (3) of the HGB of €5.4 million (previous year: €2.1 million).

Deferred tax assets

Deutsche Börse AG does not exercise the option to recognise deferred tax assets.

Equity

Fully paid-in share capital amounts to €193.0 million (previous year: €195.0 million), divided into 193,000,000 no-par value registered shares. 2.0 million shares were cancelled in February 2012.

There were 8,921,326 treasury shares held at the end of the year (previous year: 11,600,127), representing 4.6 percent of share capital. As part of employee programmes, 116,068 shares were sold at the price of €5.1 million in the year under review and, under the terms of the acquisition of an equity investment, 5,286,738 shares were sold at the price of €255.9 million. As part of the share buyback programme, 4,724,005 shares were acquired at the purchase price of €198.2 million. Shares thus valued at year's end amounted to €412.3 million, resulting from the buyback of shares from 2005-2012.

Subject to the agreement of the Supervisory Board, the Executive Board is authorised to increase the subscribed share capital by the following amounts:

	Amount in €	Date of shareholder approval	Conclusion of approval process	Existing shareholders' pre-emptive rights may be disapplied for fractioning and/or may be disapplied if the share issue is:
Authorised share capital I	5,200,000	12 May 2011	11 May 2016	- against non-cash contributions for the purpose of acquiring companies, parts of companies, or interests in companies, or other assets
Authorised share capital II	27,800,000	27 May 2010	26 May 2015	- for cash at an issue price not significantly lower than the exchange traded share price up to a maximum amount of 10 percent of the nominal capital to issue new shares - to employees of the Company or affiliated companies with the meaning of sections 15ff of the Aktiengesetz (AktG, German Stock Corporation Act), with the pro rata amount of the share capital not allowed to exceed €3 million - against non-cash contributions for the purpose of acquiring companies, parts of companies, interests in companies, or other assets
Authorised share capital III	19,500,000	27 May 2010	26 May 2015	- N/A
Authorised share capital IV	6,000,000	16 May 2012	15 May 2017	- for the issuance of up to 900,000 new shares per year to Executive Board members and employees of the Company as well as to the management and employees of affiliated companies within the meaning of sections 15 ff. of the AktG

In addition to authorised share capital I, II, III and IV, the Company has contingent capital I that allows the issue of up to 6,000,000 shares to settle stock options under the Group Share Plan.

The Company's capital reserves and retained earnings performed as follows:

	€m	€m
Capital reserves		
Brought forward as at 1 January 2012	1,284.3	
Addition	2.0	
Balance as at 31 December 2012		1,286.3
Retained earnings		
Other retained earnings		
Brought forward as at 1 January 2012	138.2	
Addition from previous year's net profit	27.1	
Addition due to sale of own shares	255.6	
Addition from 2012 net income	205.7	
Transfer due to acquisition of own shares	-193.4	
Transfer due to cancellation of shares	-2.0	
Balance as at 31 December 2012		431.2

Provisions for pensions and other employee benefits

Pension liabilities on the basis of section 246 (2) 2 of the HGB	
	€m
Pension obligations payable	145.2
Fair value of plan assets	-128.7
Provisions for pensions and other employee benefits	16.5

Netting profit and loss	
	€m
Income arising from pension obligations	0.6
Net revenue stated under personnel expenses	0.6
Interest expense arising from pension obligations	8.4
Reversals of plan assets	8.9
Income from plan assets	1.9
Net revenue stated under financial result	2.4

Other provisions

Other provisions, amounting to €131.8 million (previous year: €145.8 million), comprise the following:

	€m
Interest relating to tax audit	39.7
Provisions as part of the 2010 restructuring programme	24.5
Other personnel provisions	16.0
Phantom Stock Option Plan, Stock Bonus Plan and Group Share Plan	11.4
Outstanding invoices	10.7
Variable remuneration	9.0
Obligation to reimburse current and future pension payments to the chamber of commerce (IHK) on the basis of the transition agreement	8.6
Remuneration for the Supervisory Board	2.1
Risk of litigation	1.9
Anticipated losses from leases and asset retirement obligations	1.6
Severance payments	1.6
Miscellaneous provisions	4.7
	131.8

Liabilities

Liabilities are divided into the categories below. Lien rights or similar rights are not included in liabilities.

Amount in €m	Total amount	Thereof: up to 1 year	Thereof: 1-5 years	Thereof: > 5 years
Bonds (previous year)	1,746.4 (1,463.1)	797.8 (0.0)	128.8 (1,238.6)	819.8 (224.5)
Liabilities to banks (previous year)	0.1 (0.5)	0.1 (0.5)	0.0 (0.0)	0.0 (0.0)
Trade payables (previous year)	21.6 (29.9)	21.6 (29.9)	0.0 (0.0)	0.0 (0.0)
Liabilities towards affiliated companies (previous year)	557.4 (440.4)	557.4 (440.4)	0.0 (0.0)	0.0 (0.0)
- Thereof trade payables (previous year)	47.9 (55.4)	47.9 (55.4)	0.0 (0.0)	0.0 (0.0)
- Thereof other liabilities (previous year)	509.5 (385.0)	509.5 (385.0)	0.0 (0.0)	0.0 (0.0)
Payables to other companies in which the company has a participating interest (previous year)	13.3 (13.0)	13.3 (13.0)	0.0 (0.0)	0.0 (0.0)
- Thereof trade payables (previous year)	0.1 (0.4)	0.1 (0.4)	0.0 (0.0)	0.0 (0.0)
- Thereof other liabilities (previous year)	13.2 (12.6)	13.2 (12.6)	0.0 (0.0)	0.0 (0.0)
Other liabilities (previous year)	51.2 (62.2)	50.4 (61.8)	0.4 (0.4)	0.4 (0.0)
- Thereof taxes (previous year)	6.4 (6.7)	6.4 (6.7)	0.0 (0.0)	0.0 (0.0)
- Thereof social security contributions (previous year)	0.1 (0.2)	0.1 (0.2)	0.0 (0.0)	0.0 (0.0)
Total liabilities (previous year)	2,390.0 (2,009.1)	1,440.6 (545.6)	129.2 (1,239.0)	820.2 (224.5)

Disclosures to the income statement

Sales revenue

Sales revenue of €1,110.3 million (previous year: €1,280.7 million) consist mainly of €660.2 million (previous year: €765.6 million) from the Eurex electronic derivatives trading platform, €232.4 million (previous year: €306.8 million) from the cash market with the Xetra electronic trading system and floor trading as well as the central counterparty for equities, and €196.6 million (previous year: €196.9 million) from the sales and marketing of exchange data and information, as well as index development and marketing.

Other operating income

Other operating income amounts to €109.2 million (previous year: €118.8 million). This item comprises income from agency agreements with affiliated companies (€82.4 million; previous year €84.7 million), income from foreign currency translation arising from exchange rate differences (€13.5 million; previous year: €6.5 million) as well as out-of-period income from the reversal of provisions (€6.9 million; previous year €19.5 million). It also includes rental income (€0.7 million; previous year: €0.9 million) and out-of-period income from receivables individually written-down in prior years (€0.5 million; previous year: €0.5 million).

Other operating expenses

Other operating expenses amount to €522.1 million (previous year: €566.3 million), and comprise: agency fees to affiliated companies (€201.8 million; previous year €193.1 million); legal and consulting expenses (€101.5 million; previous year €146.9 million); expenses for IT services (€60.9 million; previous year €51.5 million); rental expenses (€40.0 million; previous year €38.0 million); expenses arising from marketing exchange data (€26.8 million; previous year €12.2 million); expenses for Xetra Market Services (€15.8 million; previous year: €10.9 million); expenses for the communication network (€12.9 million; previous year €11.1 million); advertising and marketing expenses (€9.3 million; previous year €10.6 million); and expenses from non-deductible input tax (€2.8 million; previous year €14.6 million). Expenses from foreign currency translation stated in the income statement include €4.6 million (previous year: €14,6 million) from exchange rate differences.

Auditor's fee

In accordance with section 285 (17) of the HGB, disclosures as to the auditor's fee are contained in the notes to the consolidated financial statements of Deutsche Börse AG.

Other financial obligations and transactions not included in the balance sheet

Other financial obligations relate to rental, lease, maintenance and other contracts.

Obligations relating to rental, lease and maintenance contracts in 2013 (€47.6 million; previous year: €69.1 million) arise mainly from long-term contracts for office space rental of €23.1 million (previous year: €23.1 million), as well as software maintenance contracts of €16.5 million (previous year: €20.4 million). Other obligations in the amount of €8.0 million (previous year: €25.6 million) relate to other rental and leasing agreements (€2.5 million: previous year: €11.6 million) and diverse other maintenance contracts in the amount of €5.5 million (previous year: €14.0 million). For financial years starting in 2014, it is anticipated that €257.6 million (previous year: €293.3 million) will be spent on these contracts.

In the financial year that ended in 2012, other obligations arose from management and agency agreements with Eurex Frankfurt AG of €178.4 million (previous year: €167.5 million) and Eurex Clearing AG of €23.4 million (previous year: €16.7 million). Deutsche Börse AG assumes that the obligations arising from agency agreements with Eurex Frankfurt AG and Eurex Clearing AG will not deviate significantly in future from the figures in 2012. The obligations owed to Eurex Frankfurt AG and Eurex Clearing AG are obligations owed to affiliated companies.

Other contracts, particularly service contracts, gave rise to financial obligations of €14.0 million in 2013 (previous year: €16.6 million), of which €10.2 million (previous year: €9.4 million) relates to IT and application support. For the financial years from 2014 onwards, these contracts are anticipated to generate expenses of €16.2 million (previous year: €43.7 million).

The Company provided a guarantee ("Patronatserklärung") in favour of Eurex Clearing AG, according to which Deutsche Börse AG is obliged to provide Eurex Clearing AG with the financial means needed to fulfil its obligations arising from its activities and in its capacity as central counterparty (CCP) for processing securities traded on the Frankfurt Stock Exchange, futures traded on the Eurex Germany and Eurex Zurich exchanges, contracts traded using the Eurex Bonds GmbH system and real repurchase agreements traded with the Eurex Repo GmbH system, within the meaning of the HGB section 340b (1 and 2). The guarantee is restricted to a maximum amount of €700.0 million. Based on the risk management system implemented by Eurex Clearing AG, particularly the Lines of Defence, as well as the fact that in the past no utilisation of Deutsche Börse AG occurred due to failure of a clearing member, Deutsche Börse AG currently assumes that utilisation resulting from the guarantee is not probable.

Referring to section 5 (10) of the statute of the Deposit Protection Fund, an unlimited statement of commitment has been issued to Clearstream Banking AG, according to which Deutsche Börse AG indemnifies the Bundesverband deutscher Banken e.V. from all potential loss claims.

Moreover, Deutsche Börse AG provides loan commitments in favour of affiliated companies and companies in which the Company has a participating interest of €72 million and €7 million respectively.

In connection with the cooperation agreement between SIX Swiss Exchange AG and Deutsche Börse AG with regard to both parties' participation in Scoach Holding S.A., Deutsche Börse AG has the right and the obligation, at the end of the cooperation after expiration or termination of the agreement, to retain the Scoach Holding S.A. (including the collateral participation in Scoach Europe AG, a wholly-owned subsidiary of Scoach Holding S.A.) as sole shareholder. This obligation results in a contingent liability for Deutsche Börse AG to SIX Swiss Exchange AG to make a compensation payment if the net financial liabilities and assets surplus to business requirements of Scoach Holding S.A. (including Scoach Europa AG), are higher than those of Scoach Schweiz AG, which will be taken over by SIX Swiss Exchange AG. On the other hand, if they are lower, a liability results for SIX Swiss Exchange AG to Deutsche Börse AG. In December 2012, SIX Swiss Exchange AG terminated the cooperation agreement with effect from 30 June 2013. With the terminating of the cooperation agreement, the joint venture will be terminated as of 30 June 2013 and the brought markets will be transferred back to the parent companies.

Provisions arising from deferred compensation were recognised in the balance sheet under employee expenses for individual subsidiaries. However, as Deutsche Börse AG has an obligation as a provider towards participating employees, a contingent liability of €17.3 million (previous year: €14.6 million) arises which is equivalent to the amount of the provisions made by the individual subsidiaries.

Other disclosures

Supervisory Board

The members of the Supervisory Board are:

Dr Joachim Faber Chairman (since 16 May 2012)	Independent management consultant, Grünwald
Other appointments	Allianz S.p.A., Trieste (Member of the Board of Directors, until 14 February 2012) Allianz France, Paris (Member of the Board of Directors) (Chairman of the Audit Committee since 7 March 2012) Coty Inc., New York (Member of the Board of Directors) HSBC Holding plc, London (Member of the Board of Directors since 1 March 2012) Joh. A. Benckiser SARL, Luxembourg (Chairman of the Shareholders' Committee since 1 January 2012)
Gerhard Roggemann Vice Chairman	Vice Chairman, Cannacord Genuity Hawkpoint Limited, London
Supervisory Board appointments	Deutsche Beteiligungs AG, Frankfurt am Main GP Günter Papenburg AG, Schwarmstedt (Chairman) Fresenius SE & Co. KGaA, Bad Homburg
Other appointments	Friends Life Group plc., London (Member of the Board of Directors) Resolution Limited, Guernsey (Member of the Board of Directors)

Richard Berliand	Executive Director, Richard Berliand Limited, Ashtead, Surrey
Supervisory Board appointments	Eurex Clearing AG, Frankfurt am Main (since 17 September 2012) Eurex Frankfurt AG, Frankfurt am Main (since 17 September 2012)
Other appointments	Eurex Zürich AG, Zurich (Member of the Board of Directors since 17 September 2012) ITRS Group Limited, London (Member of the Board of Directors since 6 February 2012, Chairman of the Board of Directors since 31 May 2012) London Wine Agencies, London (Director) Mako Europe Ltd, London (Member of the Board of Directors)
Irmtraud Busch (since 16 May 2012)	Employee in the Settlement Product Design (OPD) section Clearstream Banking AG, Frankfurt am Main
Karl-Heinz Floether (since 16 May 2012)	Independent management consultant, Kronberg
Marion Fornoff (since 16 May 2012)	Employee in the Human Resources Germany section Deutsche Börse AG, Frankfurt am Main
Hans-Peter Gabe	Staff member in the HR Policies & Corporate Training section Deutsche Börse AG, Frankfurt am Main
Richard M. Hayden	Non-Executive Chairman, Haymarket Financial LLP, London Senior Advisor, TowerBrook Capital Partners L.P., London
Craig Heimark	Managing Partner, Hawthorne Group LLC, Palo Alto
Other appointments	Avistar Communications Corporation, Redwood Shores (Member of the Board of Directors) Cohesive Flexible Technologies Corporation, Chicago (Chairman of the Board of Directors)

David Krell	Chairman of the Board of Directors International Securities Exchange, LLC, New York
Dr Monica Mächler (since 16 May 2012)	Lawyer, Pfäffikon Former Vice Chair of the Board of Directors of the Swiss Financial Market Supervisory Authority FINMA, Berne
Friedrich Merz	Lawyer and Partner at Mayer Brown LLP, Düsseldorf
Supervisory Board appointments	AXA Konzern AG, Cologne BVB Borussia Dortmund KGaA, Dortmund HSBC Trinkaus & Burkhardt AG, Dusseldorf WEPA Industrieholding SE, Arnsberg (Chairman)
Other appointments	BASF Antwerpen N.V., Antwerp (Member of the Board of Directors) Stadler Rail AG, Bussnang (Member of the Board of Directors)
Thomas Neiße	Chief Executive Deka Investment GmbH, Frankfurt am Main
Heinz-Joachim Neubürger (since 16 May 2012)	Independent management consultant, London
Dr Erhard Schipporeit	Independent management consultant, Hanover
Supervisory Board appointments	BDO AG, Hamburg Fuchs Petrolub AG, Mannheim Hannover Rückversicherung AG, Hanover SAP AG, Walldorf Talanx AG, Hanover
Other appointments	Fidelity Funds SICAV, Luxembourg (Member of the Board of Directors) TUI Travel plc., London (Member of the Board of Directors)

Jutta Stuhlfauth (since 16 May 2012)	Lawyer, M.B.A. (Wales) and Head of Unit Policies and Procedures Deutsche Börse AG, Frankfurt am Main
Martin Ulrici (since 16 May 2012)	Staff member in the HR Policies & Corporate Training section Deutsche Börse AG, Frankfurt am Main
Johannes Witt	Staff member in the Consolidation & Accounting Frankfurt section Deutsche Börse AG, Frankfurt am Main

Former Supervisory Board members:

Dr Manfred Gentz (until 16 May 2012) Chairman	President of the International Chamber of Commerce (ICC) Germany, Berlin
Supervisory Board appointment	Zurich Financial Services, Zurich (Chairman of the Board of Directors until 29 March 2012)
Herbert Bayer (until 16 May 2012)	Former Trade Union Secretary ver.di, Department 1 Financial Services Area Frankfurt am Main and region, Frankfurt am Main
Supervisory Board appointment	dwpbank - Deutsche WertpapierService Bank AG, Frankfurt am Main
Birgit Bokel (until 16 May 2012)	Former staff member in the Facility Management section Deutsche Börse AG, Frankfurt am Main

Dr Konrad Hummler (until 16 May 2012)	Managing Partner, Wegelin & Co. Private Bankers, St. Gallen
Other appointments	AG für die Neue Zürcher Zeitung, Zurich (until 8 February 2012 Chairman of the Board of Directors, since 8 February 2012 Member of the Board of Directors) Bühler AG, Uzwil (Member of the Board of Directors) Gerlan Finanz AG, Zollikon (Member of the Board of Directors) Habib Bank AG Zurich, Zürich (Member of the Board of Directors)
Hermann-Josef Lamberti (until 15 May 2012)	Former member of the Executive Board, Deutsche Bank AG, Frankfurt am Main
Supervisory Board appointments	BVV Pensionsfonds des Bankgewerbes AG, Berlin BVV Versicherungsverein des Bankgewerbes a.G., Berlin Carl Zeiss AG, Oberkochen Deutsche Bank Privat- und Geschäftskunden AG, Frankfurt am Main BVV Versorgungskasse des Bankgewerbes e.V., Berlin (Member of the Supervisory Board)
Other appointments	European Aeronautic Defence and Space Company EADS N.V. Schiphol-Rijk, (Member of the Board of Directors)
Roland Prantl (until 16 May 2012)	Staff member in the Configuration Management & Quality Assurance section, Deutsche Börse AG, Frankfurt am Main
Norfried Stumpf (until 16 May 2012)	Staff member in the New Issues & CSK Frankfurt section Clearstream Banking AG, Frankfurt am Main
Supervisory Board appointment	Clearstream Banking AG, Frankfurt am Main

In the financial year, the members of the Supervisory Board received remuneration of €2.1 million.

The Supervisory Board has established the following committees:

Audit and Finance Committee

Dr Erhard Schipporeit (Chairman)
Friedrich Merz
Thomas Neiße (until 16 May 2012)
Heinz-Joachim Neubürger (since 16 May 2012)
Johannes Witt

Personnel Committee

Dr Joachim Faber (Chairman) (since 16 May 2012)
Dr Manfred Gentz (Chairman) (until 16 May 2012)
Marion Fornoff (since 16 May 2012)
Hans-Peter Gabe (until 16 May 2012)
Richard M. Hayden
Gerhard Roggemann

Strategy Committee

Dr Joachim Faber (since 16 May 2012 Chairman)
Dr Manfred Gentz (Chairman) (until 16 May 2012)
Herbert Bayer (until 16 May 2012)
Richard Berliand (since 16 May 2012)
Birgit Bokel (until 16 May 2012)
Karl-Heinz Floether (since 16 May 2012)
Hans-Peter Gabe (since 16 May 2012)
Richard M. Hayden (until 16 May 2012)
Friedrich Merz (until 16 May 2012)
Heinz-Joachim Neubürger (since 16 May 2012)
Gerhard Roggemann
Jutta Stuhlfauth (since 16 May 2012)

Technology Committee

Craig Heimark (Chairman)
Richard Berliand (until 16 May 2012)
Karl-Heinz Floether (since 16 May 2012)
David Krell
Roland Prantl (until 16 May 2012)
Martin Ulrici (since 16 May 2012)

Clearing and Settlement Committee
Richard Berliand (Chairman) (since 16 May 2012)
Dr Konrad Hummler (Chairman) (until 16 May 2012)
Irmtraud Busch (since 16 May 2012)
Dr Joachim Faber (until 16 May 2012)
Dr Monica Mächler (since 16 May 2012)
Thomas Neiße
Norfried Stumpf (until 16 May 2012)

Nomination Committee
Dr Joachim Faber (Chairman) (since 16 May 2012)
Dr Manfred Gentz (Chairman) (until 16 May 2012)
Richard M. Hayden
Gerhard Roggemann

Executive Board

The members of the Executive Board are:

Reto Francioni Prof., Dr jur.	Chairman of the Executive Board Chief Executive Officer
Supervisory Board appointments	Clearstream Holding AG (Chairman) Eurex Clearing AG (Vice Chairman, from 30 April 2012 until 15 August 2012 Chairman) Eurex Frankfurt AG (Vice Chairman, from 30 April 2012 until 15 August 2012 Chairman)
Other appointments	Clearstream International S.A. (Chairman of the Board of Directors) Eurex Zürich AG (Vice Chairman of the Board of Directors, from 30 April 2012 until 15 August 2012 Chairman of the Board of Directors)
Andreas Preuß University degree in Business Administration (Diplom-Kaufmann)	Member of the Executive Board and Deputy Chief Executive Officer Responsible for the Derivatives division, until 30 November 2012 also for the Market Data division Chief Executive Officer, Eurex Clearing AG Chief Executive Officer, Eurex Frankfurt AG Chief Executive Officer, Eurex Zürich AG Chairman of the Management Board, Eurex Deutschland Member of the Management Board, Eurex Services GmbH
Supervisory Board appointment	Clearstream Holding AG (Vice Chairman)
Other appointments	Bombay Stock Exchange Limited (Member of the Board of Directors, Shareholder Director) Eurex Global Derivates AG (Chairman of the Board of Directors, since 30 April 2012) International Securities Exchange, LLC (Vice Chairman of the Board of Directors) International Securities Exchange Holdings, Inc. (Vice Chairman of the Board of Directors)

Frank Gerstenschläger University degree in Economics, Business Administration and Engineering (Dipl.-Wirtschaftsingenieur)	Member of the Executive Board Responsible for the Xetra division Chairman of the Management Board, Frankfurter Wertpapierbörse
Supervisory Board appointment	Clearstream Banking AG
Other appointments	Clearstream International S.A. (Member of the Board of Directors) Scoach Holding S.A. (Member of the Board of Directors)
Michael Kuhn Dr-Ing.	Member of the Board of Directors (until 31 December 2012) Responsible for the Information Technology division (until 30 November 2012)
Supervisory Board appointments	Eurex Clearing AG (until 16 September 2012) Eurex Frankfurt AG (until 31 December 2012)
Other appointments	Clearstream Services S.A. (Member of the Board of Directors until 31 December 2012) Deutsche Börse Systems Inc. (Member of the Board of Directors until 31 December 2012) Eurex Zürich AG (Member of the Board of Directors until 31 December 2012) International Securities Exchange, LLC (Member of the Board of Directors until 31 December 2012)
Gregor Pottmeyer University degree in Economics (Diplom-Kaufmann)	Member of the Executive Board Chief Financial Officer
Supervisory Board appointments	Clearstream Holding AG Eurex Clearing AG Eurex Frankfurt AG
Other appointments	Clearstream International S.A. (Member of the Board of Directors) Eurex Zürich AG (Member of the Board of Directors)

Hauke Stars Degree in IT (Dipl.-Ing. Informatik) Master of Science (M.Sc.)	Member of the Executive Board (since 1 December 2012) Chief Information Officer (since 1 December 2012) Responsible for the Information Technology and Market Data division
Supervisory Board appointments	GfK SE Klöckner & Co. SE
Jeffrey Tessler MBA	Member of the Executive Board Responsible for the Clearstream division
	Chief Executive Officer, Clearstream Banking S.A. Chief Executive Officer, Clearstream International S.A. Chief Executive Officer, Clearstream Holding AG
Supervisory Board appointment	Clearstream Banking AG (Chairman)
Other appointments	Clearstream Banking S.A. (Chairman of the Board of Directors) Clearstream International S.A. (Deputy Chairman of the Board of Directors) Clearstream Services S.A. (Chairman of the Board of Directors) Link-Up Capital Markets, S.L. (Chairman of the Board of Directors)

Executive Board

In 2012, the total remuneration of members of the Executive Board amounted to €9.5 million. Total compensation includes share-based remuneration of €2.4 million. The shares are valued at market price on the balance sheet date. The number of stock options (51,571) and the value determined at the grant date is based on a share price of Deutsche Börse AG of €46.09 being the average price during the first two calendar months of financial year 2012. See the Deutsche Börse AG management report for additional disclosures regarding Executive Board compensation.

The remuneration of former members of the Executive Board and their surviving dependents amounted to €1.6 million in 2012 (previous year: €1.6 million). A total of €34,1 million (previous year: €32.7 million) has been earmarked for pension obligations to former members of the Executive Board and their surviving dependants.

Employees

The average number of employees during the financial year 2012 was 1,001 (previous year: 1,011). On 31 December 2012, 1,012 employees, excluding the Executive Board, were employed at Deutsche Börse AG. Of these 1,012 employees, 17 are employed on a limited-term employment contract and 136 employees work part-time. 26 employees were on maternity leave or received the German parental allowance. The average of full-time equivalent (FTE) employees during the year was 933 (previous year: 915).

Intercompany agreements

As part of the concluded profit transfer agreement between Clearstream Holding AG and Deutsche Börse AG, Clearstream Holding AG is obliged to transfer its entire net income for the year to Deutsche Börse AG, less any losses carried forward from the previous year and the amount to be added to the reserves, as required by section 300 of the AktG. Simultaneously, Deutsche Börse AG is required to equalise any losses incurred at Clearstream Holding AG during the year through loss absorption, provided that such losses have not already been balanced by transfers from other retained earnings added during the term of the contract.

On 2 March 2010, Deutsche Börse AG entered into a control agreement ("Beherrschungsvertrag") with Clearstream Banking AG. As part of this agreement, Clearstream Banking AG subordinates the management of its company to Deutsche Börse AG, and Deutsche Börse AG has the right to give instructions to the Executive Board of Clearstream Banking AG with respect to the management of the company.

Combined management report

The managements reports of Deutsche Börse AG and Deutsche Börse Group were combined in accordance with section 315 (3) of the HGB in conjunction with section 289 (3) of the HGB and German Accounting Standard (GAS) 20 (22).

Group structure

Deutsche Börse AG prepares a set of consolidated financial statements. The consolidated financial statements are published in the electronic version of the German Federal Gazette and are also available at the Company's premises.

Shareholders

The Deutsche Börse AG has received the following notifications pursuant to § 21 WpHG:

Discloser	Domicile and country in which the domicile or place of residence of the discloser is located	Date investment reached, exceeded or fell below threshold	Over-/ understepping (+/-)	Reporting threshold	Attribution in acc. with sections 22, 25 and 25a of the WpHG	Investment (%)	Investment (voting rights)
Deutsche Börse AG	Frankfurt/Main, Germany	17.02.2012	+	3,00%	n.a.	4,94%	9.533.068
BlackRock Advisors Holdings, Inc.	New York, USA	01.12.2009	+	3,00%	section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG	3,35%	6.526.163
BlackRock Financial Management, Inc.	New York, USA	14.04.2011	+	5,00%	section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG	5,04%	9.821.174
BlackRock Holdco 2, Inc.	Delaware, USA	14.04.2011	+	5,00%	section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG	5,04%	9.821.174
Black Rock Group Limited	London, United Kingdom	07.12.2012	+	3,00%	section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG	3,00%	5.790.525
BlackRock, Inc.	New York, USA	12.04.2011	+	5,00%	section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG	5,01%	9.773.982
Royal Bank of Scotland Group plc	Edinburgh, United Kingdom	16.05.2011	-	3,00%	1.50344 % of the voting rights in acc. with section 22 (1) sentence 1 of the WpHG and 0.00006 % of the voting rights in acc. with section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG	1,50%	2.931.849
Royal Bank of Scotland N.V.	Amsterdam, Netherlands	16.05.2011	-	3,00%	n.a.	1,50%	2.931.719
BR Jersey International Holdings, L.P.	St. Helier, Jersey, Channel Islands	08.02.2012	+	3,00%	section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG	3,58%	6.981.055
BlackRock International Holdings, Inc.	New York, USA	02.08.2012	+	3,00%	section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG	3,58%	6.981.055
RFS Holdings B.V.	Amsterdam, Netherlands	16.05.2011	-	3,00%	section 22 (1) sentence 1 no. 1 of the WpHG	1,50%	2.931.719
RBS Holdings N.V.	Amsterdam, Netherlands	16.05.2011	-	3,00%	section 22 (1) sentence 1 no. 1 of the WpHG	1,50%	2.931.719
Capital Research and Management Company	Los Angeles, USA	01.10.2011	-	3,00%	section 22 (1) sentence 1 no. 6 of the WpHG	2,88%	5.562.043
Franklin Mutual Advisers, LLC	Washington, USA	12.10.2011	-	3,00%	section 22 (1) sentence 1 no. 6 of the WpHG	2,96%	5.771.503
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Boston, USA	19.12.2011	-	3,00%	section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG	2,92%	5.699.639
Sun Life Financial (U.S.) Investments LLC	Wellesley Hills, USA	19.12.2011	-	3,00%	section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG	2,92%	5.699.639
Sun Life Financial (U.S.) Holdings, Inc.	Wellesley Hills, USA	19.12.2011	-	3,00%	section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG	2,92%	5.699.639
Sun Life Global Investments Inc.	Toronto, Canada	19.12.2011	-	3,00%	section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG	2,92%	5.699.639
Sun Life Assurance Company of Canada- U.S. Operations Holdings, Inc.	Wellesley Hills, USA	19.12.2011	-	3,00%	section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG	2,92%	5.699.639
Sun Life Financial Inc.	Toronto, Canada	19.12.2011	-	3,00%	section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG	2,92%	5.699.639
Massachusetts Financial Services Company (MFS)	Boston, USA	19.12.2011	-	3,00%	section 22 (1) sentence 1 no. 6 of the WpHG	2,92%	5.699.639
Credit Suisse Group AG	Zurich, Switzerland	23.05.2012	-	5,00%	 section 25a of the WpHG section 25 of the WpHG sections 21, 22 of the WpHG	1,34% 0,02% 0,04% 1,28%	2.587.486 39.420 71.843 2.476.223
Credit Suisse Securities (Europe) Limited	London, United Kingdom	23.05.2012	-	5,00%	sections 21, 22 of the WpHG	1,28%	2.471.378
The Capital Group Companies	Los Angeles, USA	02.10.2012	-	5,00%	sections 21, 22 of the WpHG	2,75%	5.310.796

German corporate governance code

On 10 December 2012, the Executive Board and the Supervisory Board of Deutsche Börse AG jointly issued the updated declaration of conformity in accordance with section 161 of the AktG and made it available to shareholders on a permanent basis on the website of Deutsche Börse Aktiengesellschaft.

Frankfurt am Main, 11 March 2013

Deutsche Börse Aktiengesellschaft

The Executive Board



Reto Francioni



Andreas Preuss



Frank Gerstenschläger



Gregor Pottmeyer



Hauke Stars



Jeffrey Tessler

ETC Acquisition Corp.

	Year Ended December 31,
	2012
Revenues:	
Revenue	$125,000
Expenses:	
Administrative costs	-
Total expenses	-
Income	$125,000

	December 31,
	2012
ASSETS	
Accounts receivable	$0
Receivable from affiliates	$3,634,963
Current assets	3,634,963
Total assets	3,634,963
LIABILITIES, AND MEMBER'S EQUITY	
LIABILITIES	
Total liabilities	(0)
MEMBER'S EQUITY	
Total member's equity	3,634,963
Total liabilities and member's equity	$3,634,963

Exhibit D

2. Direct Edge Holdings LLC

- Direct Edge ECN LLC d/b/aRoute
- EDGA Exchange, Inc.
- EDGX Exchange, Inc.

Direct Edge Holdings LLC and Subsidiaries
2012 Statement of Income

	Direct Edge Holdings (DEH)	Direct Edge, Inc. (DEI)	EDGA	EDGX	DE Route (DER)
Revenue					
Commission Revenue	514,914,355	527,422,068	113,255,902	414,336,166	62,712,720
Market Data	47,023,574	46,761,949	10,769,096	35,992,853	
Other Income	20,008,174	19,939,979			25,747
Total Revenue	**581,946,103**	**594,123,996**	**124,024,998**	**450,329,019**	**62,738,467**
Expense					
Trade related Expense					
Execution and clearance fees	148,500,846	167,856,428	73,029,826	94,826,603	55,864,851
Rebates	330,044,278	330,044,278	13,866,508	316,177,770	
Total Trade Related Expense	**478,545,124**	**497,900,706**	**86,896,334**	**411,004,373**	**55,864,851**
Gross Profit	**103,400,979**	**96,223,290**	**37,128,664**	**39,324,646**	**6,873,616**
	17.8%	**16.2%**	**29.9%**	**8.7%**	**11.0%**
Fixed Expense					
Compensation and Benefits	29,293,740	29,101,240	14,400,620	14,400,620	192,500
Communications and Data Processing	24,569,022	21,199,696	7,399,474	12,600,222	3,369,326
Depreciation and Amortization	6,009,268	5,294,338	2,089,327	3,205,012	714,929
Professional Fees	11,088,255	10,728,771	5,489,386	5,489,386	359,484
Other Expense	4,615,258	4,607,713	2,178,857	2,178,858	7,494
Total Fixed Expense	**75,575,543**	**70,931,758**	**31,557,664**	**37,874,098**	**4,643,733**
Net Income (Loss) Before Tax	**27,825,436**	**25,291,532**	**5,571,000**	**1,450,548**	**2,229,883**
Income Taxes	9,359,520	9,359,520	1,007,750	570,203	
Net Income	**18,465,916**	**15,932,012**	**4,563,250**	**880,345**	**2,229,883**

Notes:

-DEH and DEI represent consolidated financial statements

-DEH and DER represent audited financials

Direct Edge Holdings LLC and Subsidiaries
Statement of Financial Condition
December 31, 2012

Assets	**Direct Edge Holdings (DEH)**	**Direct Edge, Inc. (DEI)**	**EDGA**	**EDGX**	**DE Route (DER)**
Cash and cash equivalents	72,018,280	57,693,676	17,590,184	27,760,548	10,864,841
Receivables from brokers, dealers and clearing organizations	46,724,699	46,724,699	11,146,084	33,259,936	
Fixed assets, at cost, less accum depreciation	11,795,968	11,795,968			
Goodwill	34,783,202	10,953,202			
Deferred tax asset	41,701,746	41,701,746			
Intercompany Receivable		8,862,782			4,810,721
Intangible assets, less accumulated amortization	1,236,983	1,236,983			
Other assets	6,709,920	6,092,082			
Total Assets	**214,970,798**	**185,061,138**	**28,736,268**	**61,020,484**	**15,675,562**
Liabilities and Members' Equity					
Liabilities					
Payable to brokers, dealers and clearing organizations	2,484,154				2,484,154
Rebates payable	13,587,715	13,587,715	199,130	13,388,585	
Activity remittance fees payable	35,874,667	35,874,667	7,912,163	27,962,504	
Loans payable	25,000,000	25,000,000			
Intercompany Payable		13,427,121	7,719,590	5,707,531	279,822
Accrued compensation and other accrued expenses	10,402,967	10,383,714		1,298	
Total Liabilities	87,349,503	98,273,216	15,830,882	47,059,918	2,763,976
Members' Equity	127,621,295	86,787,922	12,905,386	13,960,566	12,911,585
Total Liabilities and Members' Equity	**214,970,798**	**185,061,138**	**28,736,268**	**61,020,484**	**15,675,561**

Notes:

-DEH and DEI represent consolidated financial statements

-DEH and DER represent audited financials

Direct Edge Holdings LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2012

Direct Edge Holdings LLC and Subsidiaries
Index
December 31, 2012



Independent Auditor's Report

To the Members of
Direct Edge Holdings LLC

We have audited the accompanying consolidated financial statements of Direct Edge Holdings LLC, which comprise the consolidated statement of financial condition as of December 31, 2012, and the related consolidated statement of operations, consolidated changes in members' equity and cash flows for the year then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Direct Edge Holdings LLC at December 31, 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

New York, NY
April 16, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2012

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	72,018
Receivables from brokers, dealers and clearing organizations		46,725
Fixed assets, at cost, less accumulated depreciation and amortization of $24,462		11,796
Goodwill		34,783
Deferred tax asset		41,702
Intangible assets		1,237
Other assets		6,710
Total assets	$	214,971
Liabilities and Member's Equity		
Liabilities		
Payable to brokers and dealers	$	2,484
Rebates payable		13,588
Activity remittance fees payable		35,875
Loans payable		25,000
Accrued compensation		6,835
Accrued expenses and other liabilities		3,568
Total liabilities		87,350
Commitments and contingent liabilities (Note 6)		
Member's equity		
Total member's equity		127,621
Total liabilities and member's equity	$	214,971

The accompanying notes are an integral part of the consolidated financial statements.

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Operations
Year Ended December 31, 2012

(Dollars in thousands)	
Revenues	
Commissions and fees	$ 514,914
Market data	47,024
Connectivity and member fees	19,903
Other revenues	105
Total revenues	581,946
Expenses	
Rebates	330,044
Execution, routing and clearance fees	148,501
Communications and data processing	24,569
Employee compensation and benefits	29,294
Depreciation and amortization	6,009
Professional fees	11,088
Other	4,615
Total expenses	554,121
Net income before taxes	27,825
Income taxes	9,360
Net Income	$ 18,466

The accompanying notes are an integral part of the consolidated financial statements.

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Changes in Members' Equity
Year Ended December 31, 2012

(Dollars in thousands)	**Member's Equity**
Balance, December 31, 2011	$ 197,600
Distribution to Members	(90,000)
Additional paid in capital - stock options	1,556
Net income	18,466
Balance, December 31, 2012	$ 127,621

The accompanying notes are an integral part of the consolidated financial statements.

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended December 31, 2012

(Dollars in thousands)	
Cash flows from operating activities	
Net income	$ 18,466
Adjustments to reconcile net income to	
net cash provided by operating activities	
Depreciation and amortization	6,009
Deferred tax asset	1,176
Stock Option amortization	1,556
(Increase) decrease in operating assets	
Receivable from brokers, dealers and clearing organizations	(1,551)
Other assets	4,266
Increase (decrease) in operating liabilities	
Rebates payable	957
Accrued compensation	(239)
Payable to brokers and dealers	(1,227)
Activity remittance fees payable	(2,300)
Accrued expenses and other liabilities	(842)
Net cash provided by operating activities	26,272
Cash flows from investing activities	
Purchases of fixed assets	(6,419)
Net cash used in investing activities	(6,419)
Cash flows from financing activities	
Distribution to Members	(90,000)
Credit Revolver	25,000
Net cash provided by financing activities	(65,000)
Increase in cash and cash equivalents	(45,147)
Cash and cash equivalents	
Beginning of year	117,165
End of year	$ 72,018

SUPPLEMENTAL DISCLOSURES

Cash payments for income taxes, net of refunds were $3.6 million and for interest expense was $59 thousand for the year ended December 31, 2012.

The accompanying notes are an integral part of the consolidated financial statements.

1. Organization and Description of the Business

Direct Edge Holdings LLC, (the "Company"), a Delaware limited liability company, is the parent company of two wholly owned operating subsidiaries, Direct Edge ECN, LLC, d/b/a DE Route ("DER") and Direct Edge Inc ("DEI"). The Company has no business operations beyond its status as a holding company.

DEI is the parent company of two wholly owned subsidiaries, EDGA Exchange Inc ("EDGA") and EDGX Exchange Inc ("EDGX"), collectively the "Exchanges". EDGA and EDGX independently operate as national securities exchanges. DEI's operations are limited to facilitating connectivity and member services to both EDGA and EDGX.

DER operates as a routing broker-dealer for the Exchanges, by sending orders to other market centers for execution in accordance with the Exchanges' member order instructions and requirements. DER is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), National Stock Exchange, Chicago Stock Exchange, CBOE Stock Exchange, Nasdaq Stock Market, New York Stock Exchange, EDGA and EDGX.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents represent short-term investments with an original maturity of less than 90 days and cash. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. As of December 31, 2012 the balance principally consist of short term investments and cash held of $70.7 million.

Broker Dealer and Exchange Activities

Commissions and fees earned and related expenses, including execution and clearance fees and rebates are recorded on a trade date basis. Fees include commissions and fees earned and trade expenses incurred by DER and the Exchanges. The Company pays Section 31 fees to the Securities and Exchange Commission for supervision and regulation of securities markets. This regulatory sales fee is in turn charged to the members of the Exchanges. Any amount receivable at December 31, 2012 is recorded as activity remittance fee receivable.

Market Data Revenue

As members of the Consolidated Tape Association and the Unlisted Trading Privileges plan, the Company earns market data revenue for displaying its quotes and reporting its trades. Revenue is based on the Company's quote and trade reporting activity. Revenue is recorded for the period transaction data is provided on an accrual basis.

Estimated Fair Value of Financial Instruments

Management estimates that the fair value of financial instruments recognized on the consolidated Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation and Amortization
Furniture and fixtures, computer hardware, software, equipment and intangible assets are being depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful lives of the improvements. In accordance with the provisions of subtopic 350 of the FASB Accounting Standards Codification for Intangibles-Goodwill and other ("ASC 350"), the Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits incurred from the commencement of the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Goodwill and Intangible Assets
The Company applies the provisions of ASC 350, which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment.

Income Taxes
The Company is a Limited Liability Company, and as such, does not file consolidated federal income tax returns. The Company pays state income taxes in select states where business activities require such payments.

DEI is established as a corporation and files a consolidated federal income tax return. For state and local income tax returns, DEI follows state guidelines, filing either a consolidated return, or filing separate returns for DEI and each of its subsidiaries.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the DEI consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not realizable.

The Company has adopted guidance on accounting for uncertainty in income taxes. This guidance describes how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements to determine whether the tax positions meet the "more-likely-than-not" criteria to be sustained by the applicable tax authority. Tax benefits related to positions that do not meet the "more-likely-than-not" threshold would not be recognized in the current year. The Company policy is to accrue interest and penalties associated with unrecognizable tax benefits in income tax expense in the Statement of Operations, and the corresponding liability in income taxes payable or income taxes receivable, net in the Statement of Financial Condition.

Stock-Based Compensation

Employees of the Company participate in a stock option plan (the "Stock Plan"). The purpose of the Stock Plan is to provide long-term incentive compensation, in the form of the Company's stock-related awards, to employees.

Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over a period of 5 years.

Certain employees of the Company also participate in a phantom stock unit plan ("PSUP"). The PSUP was created to provide a long term incentive to employees who started at an early stage of the Company. No grants have been made under this plan since June, 2010. Terms of the PSUP are such that payment for units granted occurs only upon a change in control, as defined by the plan. Given the contingent nature of the PSUP, expense related to the settlement of units will be recorded only upon a change in control.

In 2011 and 2012, subsequent and related to two extraordinary distribution to members, the Company established Restricted Cash Awards for PSUP unit holders under the terms and conditions of the Restricted Cash Award Agreements. Such awards established deferred cash payment to be paid to each PSUP unit holder pursuant to the terms and conditions of the Restricted Cash Award Agreements.

3. Receivables from Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations primarily represents net commissions of $20.7 million, market data receivables of $11.4 million, regulatory sales fee receivable of $12.3 million, and connectivity and member fees receivable of $2.3 million.

4. Goodwill and Intangible Assets

At December 31, 2012, the Company had goodwill of $34.8 million. Goodwill of $11.0 million resulted from the purchase of DER by its initial investor and $23.8 million resulted from the purchase of the ISE on December 23, 2008.

At December 31, 2012, the Company had intangible assets with definitive lives of $1.2 million, net of $238 thousand of amortization. The net intangible assets resulted from the purchase of memberships to the Consolidated Tape Association and Unlisted Trading Privileges plan.

Under ASC 350, goodwill and intangible assets with indefinite lives are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. During 2012, the Company tested the goodwill and intangible assets for impairment based on its assessment of fair value of the reporting unit in comparison to its book value and concluded that there was no impairment.

5. Fixed Assets

(Dollars in thousands)
Fixed assets comprise the following:

Computer software	$	19,480
Computer hardware		9,335
Equipment		1,085
Leasehold improvements		5,112
Furniture and fixtures		1,246
		36,258
Less: Accumulated depreciation and amortization		(24,462)
Total Fixed Assets, Net	$	11,796

6. Commitments and Contingent Liabilities

The Company and its subsidiaries, from time to time, may be subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

DEI has an obligation under a sublease agreement for office space with Knight Capital Group ("KCG") extended to 2021 with certain rental increases included within the agreement. Aggregate annual rent for office space at December 31, 2012 is listed below:

(Dollars in thousands)		
2013	$	1,078
2014		1,078
2015		1,078
2016		1,097
2017		1,191
2018 and later years		3,772
	$	9,296

Occupancy expense for 2012 was $1.2 million and is included in other expenses on the Statement of Operations.

The Company has an obligation under a lease agreement for certain hardware extended to 2013. Aggregate annual lease expense for the hardware at December 31, 2012 is listed below:

(Dollars in thousands)		
2013	$	4,586
2014		3,049
2015		1,366
2016		80
	$	9,081

Expenses relating to lease agreements for hardware for 2012 were $7.3 million and included within communication and data processing on the Statement of Operations.

7. Loans and Credit

In December 2012, DEI entered into a credit agreement with the Bank of Montreal. The agreement provides DEI a revolving credit line of up to $50.0 million until December 7, 2015, the date of termination. The Company is a guarantor of this agreement. Terms include the ability for DEI to choose amongst interest rate options, which each have varying repayment and other terms. In addition to the interest assessed on the borrowed amount, an additional fee will be assessed on the unused portion of the $50.0 million available as well as a non-refundable upfront fee of 0.5% on the amount of Commitment at the closing date, regardless of whether any credit is use. Under the conditions of the agreement, the Company must maintain a leverage ratio of under 2:1 and a fixed charge covered ratio of at least 1.3:1. During 2012, interest expense related to the revolver, included in the other expense line on the Statement of Operations, was $59 thousand and the upfront fee of $250 thousand is contained in other expense line on the Statement of Operations. At December 31, 2012, the Company had $25.0 million in loans outstanding, the leverage ratio was .7:1 and the fixed charge ratio was 3.5:1.

8. Employee Benefit Plans

Employees of DEI are eligible to participate in a 401(k) profit sharing plan (the "Plan"). In July of 2009, the Company became its sole administrator. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each participant, up to certain limits. For 2012, the total expense recognized by the Company and included in Employee compensation and benefits on the Statement of Operations with respect to the Plan was approximately $582 thousand.

In August 2010, the Company created a Stock Option Plan, in which employees receive stock units as a portion of their total compensation. Awards vest, with certain restrictions on exercisability, over the earlier of three years or upon a change in control. Subject to vesting, awards are exercisable on the earliest of a change in control, an IPO or five years from the grant date. Awards are no longer exercisable ten years from the grant date, and are canceled if employment is terminated before the end of the relevant vesting period.

The Company measures compensation cost related to the option awards based on the estimated fair value of the Company at the date of grant and utilizing assumptions such as the risk free rate and expected life of the option of 6.75 years to determine the grant price per option. For 2012, the total expense recognized by the Company and included in Employee compensation and benefits on the Statement of Operations with respect to the Stock Option Plan was $1.6 million. The following table summarizes share activity during 2012:

	No. of Options (in thousand)	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2011	470	$ 16.90
Granted	39	14.15
Vested		
Surrendered	(24)	15.82
Outstanding at December 31, 2012	485	16.73

There is $4.5 million of unamortized compensation related to the unvested awards outstanding at December 31, 2012. The cost of these unvested awards is expected to be recognized over the weighted average remaining life of 2.8 years.

In connection with extraordinary distribution to members in 2011 and 2012, the Company established Restricted Cash Awards and related Restricted Cash Award Agreements for employees who participated in the Phantom Stock Unit Plan ("PSUP"). In December of 2012, the Board of Managers of the Company determined that the payment terms of the 2011 Restricted Cash Awards would be accelerated and paid in December 2012. The Company recorded expense of approximately $3.4 million in December 2012 related to such payment.

9. Income Taxes

The Company is a multiple-member limited liability company that is treated as a partnership for federal income tax purposes and, accordingly, is not subject to federal and state corporate income taxes. The domestic corporate subsidiaries of the Company, DEI and the Exchanges, are subject to federal, state and local income taxes and will be included in the filing of a consolidated federal income tax return with combined and separate state and local income tax returns being filed.

The Company's provision for income taxes consists of the following:

(Dollars in thousands)	
Current	
Federal	$ 5,848
State	2,335
Total Current Tax	$ 8,184
Deferred	
Federal	$ 2,153
State	(977)
Total Deferred Tax	$ 1,176
Provision for Income Tax	$ 9,360

The difference between the Company's consolidated effective tax rate of 33.6% and the U.S. federal statutory tax rate of 35% is primarily due to an increase for state and local income taxes netted by a decrease for a change in the state rate applicable to deferred taxes and a decrease for income earned at the partnership level, which is not subject to income tax.

DEI has an effective tax rate of 37% and DEH, including DER, has an effective tax rate of 0%.

The Company's deferred tax assets/(liabilities) included in Deferred tax assets on the Statement of Financial Condition are as follows:

(Dollars in thousands)	
Deferred Tax Assets	
Goodwill	40,833
Stock Compensation	1,562
Other	1,400
Total Deferred Tax Assets	43,794
Deferred Tax Liabilities	
Goodwill	(558)
Internally developed software	(1,449)
Other	(85)
Total Deferred Tax Liabilities	(2,093)
Net Deferred Tax Asset	41,702

Based on its recent history of cumulative earnings, the Company believes that its net deferred tax assets are more likely than not realizable and accordingly has not recorded a valuation allowance.

As for liabilities for uncertain tax positions, the Company had no liabilities at the beginning of 2012 and no liabilities for uncertain tax liabilities at year-end. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company has open tax years for U.S. federal income tax and various state filings for calendar tax years ending 2008 and forward. The Company is currently under examination by the Internal Revenue Service for its partnership tax return for the tax year ended December 31, 2010. Under this examination, the Internal Revenue Service has issued a Notice of Waiver of Closing, proposing no change to the 2010 return. The Company and its subsidiaries are currently not under examination by any additional taxing jurisdictions

10. Related Party Transactions

On July 23, 2007, the Company entered into a Transition Services Agreement ("TSA") with KCG. Under the terms of the agreement, KCG would provide certain technological and administrative services, in addition to facility overhead, to the Company as it transitioned from a wholly-owned subsidiary to a majority-owned subsidiary. The contract remained in effect as the Company transitioned from a majority-owned subsidiary to an independent company. In 2012, expense related to the TSA amounted to $193 thousand which is included in the relevant line items on the consolidated Statement of Operations. In addition to the TSA, the Company holds a sublease agreement for office space with Knight Equity Markets, an affiliate of KCG, which amounted to $1.1 million during 2012 and is included within other expenses on the consolidated Statement of Operations.

Prior to the merger, the Company entered into a "Regulatory Services Agreement" with ISE LLC. The agreement commenced with the close of the acquisition of the ISE by the Company. Under the terms of the agreement, the ISE LLC would provide certain regulatory oversight services to the ISE Stock Exchange. In November 2010, the Company entered into a "Mutual Services Agreement, under which the ISE and the Company charge each other for mutually provided technological services. During 2012, expense related to the Regulatory Services agreement and Mutual Services Agreement was $894 thousand, and $2.1 million respectively. The Company charged the ISE $813 thousand in relation to the Mutual Services Agreement.

During 2012, three members of the Company were also members of the Exchanges. During 2012, commissions earned, net of rebates paid or accrued to those members, amounted to $20.3 million and membership and connectivity fees amounted to $3.8 million.

The Company routes transactions to three member affiliates. These affiliates either rebate or charge fees to the Company for these transactions. During 2012 rebates received or accrued, net of transaction fees paid or accrued amounted to $934 thousand.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

DER clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of DER's credit exposures are concentrated with the clearing broker and the Exchanges. Additionally, pursuant to the terms and conditions between DER and the clearing broker, the clearing broker has the right to charge DER for losses that result from a counterparty's failure to fulfill its obligations. DER has the ability to pursue collection from or performance of the counterparty. DER's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge DER has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has recorded no liabilities with regard to the right.

The Company maintains its cash and cash equivalents in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

12. Fair Value Assets and Liabilities

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The inputs reflect the Company's assumptions about the inputs market participants would use in pricing an asset or liability.

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash and cash equivalents, receivable and payable to brokers and dealers, rebates payable, activity remittance fees payable, accrued compensation expenses and other liabilities and long-term debt.

The Company's Level 1 financial instruments represent cash and cash equivalents.

The Company's remaining financial instruments would be characterized as Level 2.

13. Net Capital Requirements

DER is a member of FINRA and is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the SEC, which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2012, Direct Edge had net capital of $8.1 million which was $7.9 million in excess of the amount required of $184 thousand. The percentage of aggregate indebtedness to net capital was 34.23%.

DER is exempt from the SEC Rule 15c3-3 under Paragraph (k)(2)(ii) because all transactions are cleared through another broker-dealer on a fully disclosed basis.

14. Subsequent Events

The Company has performed an evaluation of subsequent events through April 19, 2013, which is the date the consolidated Financial Statements were issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the consolidated Financial Statements as of or for the year ended December 31, 2012.

Exhibit D

3. Eurex Global Derivatives AG, Zürich

Enclosure 1

Balance sheet as at	Note	**31.12.2012**	**31.12.2011**
ASSETS		CHF thousand	CHF thousand
Current assets			
Cash	1	349	100
Receivables	2	78.200	0
		78.549	100
Non-current assets			
Participations	3	28.566	0
Certificates of participation (loans)	4	175.863	0
		204.429	0
TOTAL ASSETS		282.978	100
LIABILITIES AND EQUITY			
Liabilities			
Current liabilities			
Other liabilities	5	3	0
Accrued expenses and deferred income	6	11	0
Total current liabilities		14	0
Non-current liabilities			
Provisions	7	508	0
Total non-current liabilities		508	0
Total liabilities		522	0
Equity			
Share capital		100	100
Legal reserves			
- Shareholders' contribution reserve	8	490.755	0
Unappropriated surplus			
- Profit carried forward		0	0
- Net profit for the year		-208.399	0
		282.456	100
TOTAL LIABILITIES AND EQUITY		282.978	100

Enclosure 2

Income statement	Note	**2012**	**2011**
		CHF thousand	CHF thousand
Net revenues	9	130.259	0
Staff costs	10	-26	0
Other operating expenses	11	-51.935	0
Operating results		78.298	0
Financial expense	4, 12	-286.833	0
Financial income	13	628	0
Earnings before taxes		-207.907	0
Taxes	14	-492	0
Net profit for the year		-208.399	0

Enclosure 3/1

Notes to the financial statements

1 Purpose of the Company

The purpose of the company is to maintain and manage interests in companies with activities related to stock exchanges, financial infrastructure and financial services both domestically and internationally; the company can also maintain interests in companies which operate their business on the company's own behalf.

The company can set up branches or subsidiaries both domestically and abroad and maintain an interest in other companies both domestically and abroad, as well as operate any business which is indirectly or directly related to the company purpose.

The company can acquire, mortgage, sell or administrate property domestically or abroad. It may enter into financing arrangements on its own behalf and that of others, as well as become a party to guarantees, sureties and similar legal transactions, specifically indemnifications for the parent company or other companies associated with the Group or third parties.

It may hold an interest in Group financing arrangements, for which purpose it may extend or receive loans on behalf of the parent company or other companies associated with the Group.

2 Share capital

The share capital, consisting of 100 restricted registered shares of CHF 1,000 each, is fully paid in and amounts to CHF 100 thousand.

Eurex Global Derivatives AG is 100% owned by Deutsche Börse AG, Frankfurt.

Eurex Global Derivatives AG was established on 12 December 2011. The share purchase agreement between Deutsche Börse AG, SIX Group AG and SIX Swiss Exchange AG governing the sale of the Swiss derivatives business, including shares of Eurex Zurich AG, was concluded on 7 June 2011 and modified on 7 November 2011. This share purchase agreement was completed on 30 April 2012, effective retroactively as of 1 January 2012.

Because the transfer of assets and contractual relationships related to the Swiss derivatives business of Eurex Zurich AG (with the exception of the Swiss franc repo market and the OTC spot market) took place in the period from January 2012 and April 2012 between SIX Swiss Exchange and Eurex Global Derivatives AG by means of singular succession, the previous year's balance sheet figures are not comparable to this year's.

3 CO 663b para. 12 Risk Assessment

Eurex Global Derivatives AG is an integral part of the Eurex Group. The risk assessment was conducted within the framework of the Group-wide risk management processes established by Eurex Clearing AG. Eurex Global Derivatives AG also relies on the risk management processes of its parent, Deutsche Börse AG. For that reason, a separate risk assessment on the part of the Board of Directors of Eurex Global Derivatives AG was waived.

Enclosure 3/2

Notes to the financial statements

Accounting policies

As a general rule, the historical cost principle has been adopted for the financial statements. This is based on the principle of individual valuation of assets and liabilities. Notes on any deviations from this principle are provided on the relevant balance sheet items.

Cash

Cash includes cash in hand, balances with banks and in postal accounts as well as demand and time deposits payable within no more than 90 days. These are valued at their nominal values.

Participations and certificates of participation (loans)

Participations and certificates of participation (loans) are stated at their acquisition price less accumulated amortisation.

Receivables

Receivables are stated at their nominal value.

Provisions

Provisions are formed as required for operational reasons.

Taxes

Tax provisions are reserved on a full accrual method basis.

Enclosure 3/3

Notes to the financial statements	31.12.2012	31.12.2011
	CHF thousand	CHF thousand
4 Notes to the individual balance sheet and income statement items		
1 Cash		
Bank accounts	349	100
Total	**349**	**100**
2 Receivables		
Eurex fees (Eurex Clearing AG)	12.991	-
Eurex fees (Eurex Frankfurt AG)	786	-
Eurex fees (Eurex Zurich AG)	123	-
Trade receivables for affiliated companies	7.014	-
Loans from affiliated companies	45.761	-
Tax receivables	11.525	-
Total	**78.200**	**-**
3 Participations		
Participation - Eurex Zurich AG, Zurich	28.566	-
Total	**28.566**	**-**
4 Certificates of participation (loans)		
B-series certificates of participation - Eurex Frankfurt AG	175.863	-
Total	**175.863**	**-**

Shares of Eurex Zurich AG and the B-series certificates of participation from Eurex Frankfurt AG were included in the share purchase agreement dated 7 June 2011 between SIX Swiss Exchange AG and Eurex Global Derivatives AG (see also 2 Share Capital).

The share capital of Eurex Zurich AG is held in equal shares of 50% each by Eurex Global Derivatives AG, Zurich, and Deutsche Börse AG, Frankfurt. The share capital amounts to CHF 10 million and is fully paid in.

The certificates of deposit issued by Eurex Frankfurt AG have a total nominal value of USD 2,600,000,000.00 and are divided into 260,000 participation rights, each with a nominal value of USD 10,000.00, each having equal rights. Of these, there are 221,000 A-series participation rights and 39,000 B-series. Series A is owned by Deutsche Börse AG, while series B was transferred from SIX Swiss Exchange AG to Eurex Global Derivatives AG. These participation rights may only be transferred to companies affiliated with participation certificate holders. The participation rights have an indefinite term.

The B-series certificates of participation from Eurex Frankfurt AG, Frankfurt, were posted by SIX Swiss Exchange AG at a carrying amount of CHF 462,189,000.00. Due to the likelihood of permanent impairment, they were written down to a value of CHF 175,862,901.87. This impairment is due to the fact that the certificates were part of losses sustained by Eurex Frankfurt AG.

Enclosure 3/4

Notes to the financial statements	31.12.2012	31.12.2011
	CHF thousand	CHF thousand
5 Other liabilities		
Trade payables for affiliated companies	3	-
Creditors	0	-
Total	**3**	-
6 Accrued expenses and deferred income		
Salary accruals	3	-
Other accrued expenses and deferred income	8	-
Total	**11**	-
7 Provisions		
Taxes	492	-
Provisions for bonuses	10	-
Provisions for outstanding leave	6	-
Total	**508**	-
8 Shareholders' contribution reserve (premium)		
Shareholders' contribution reserve	490.755	-
Total	**490.755**	-

Capital reserves are generated by the transfer of the participation held by Eurex Zurich AG, Zurich, and the B-series certificates of participation held by Eurex Frankfurt AG, Frankfurt, as per the terms of the share purchase agreement dated 7 June 2011 (also see 2 Share Capital as well as 4.3 Participations and 4.4 Certificates of Participation (loans)).

Enclosure 3/5

Notes to the financial statements	2012	2011
	CHF thousand	CHF thousand
9 Net revenues		
Income from transaction fees	116.240	-
Income from communications revenues	7.687	-
Income from sale of data	4.750	-
Income from agency agreements	1.582	-
Total	**130.259**	-
10 Staff costs		
Wages and salaries	-18	-
Social security expenses	-2	-
Other staff costs	-6	-
Total	**-26**	-
11 Other operating expenses		
Cost of agency agreements	-38.873	-
Non-deductible input tax	-1.313	-
Advisory costs	-13	-
IT operating cost	-11.734	-
Other operating expenses	-2	-
Total	**-51.935**	-

Agency agreement costs include a variety of expenses that were first posted under other Group companies and then carried at 15% as per the shareholders' agreement.

Enclosure 3/6

Notes to the financial statements		2012	2011
		CHF thousand	CHF thousand
12 Financial expense			
Depreciation of capital assets from profit sharing	See 4.4	-286.326	-
Foreign exchange expense		-504	-
Other capital expense		-3	-
Total		**-286.833**	-
13 Financial income			
Foreign exchange income		612	-
Other financial income		16	-
Total		**628**	-
14 Taxes			
Direct federal tax and state and municipal taxes		-492	-
Total		**-492**	-

5 Fire insurance value of property, plant and equipment

Eurex Global Derivates AG, Zurich, does not own any property, plant or equipment.

6 Contingent liabilities

Deutsche Börse AG has issued a guarantee in favour of Eurex Clearing AG according to which Deutsche Börse AG is required to provide Eurex Clearing immediately with such financial means (up to EUR 700,000,000.00) as are needed at any time to fulfil its obligations arising from its clearing activities in those markets explicitly mentioned in the guarantee.
As a company affiliated with Deutsche Börse AG, Eurex Global Derivatives AG has entered into an indemnification agreement for 15% of the risk related to the guarantee mentioned above. This amount is limited to EUR 105,000,000.00 (15% of EUR 700,000,000.00).

There are no other matters that are required to be reported under Article 663b of the Code of Obligations.

Enclosure 4

Proposal on the appropriation of the unappropriated surplus

	31.12.2012	31.12.2011
The unappropriated surplus amounts to:		
Carried forward from the previous year	0	-
Net profit/loss for the year	-208.399	0
Accumulated loss to be carried forward	-208.399	0

Appropriation of profit

The Board of Directors proposes that the unappropriated loss be carried forward.

Exhibit D

4. Eurex Frankfurt AG

Balance sheet as at 31 December 2012
of Eurex Frankfurt Aktiengesellschaft, Frankfurt/Main

ets	31/12/2012 €	31/12/2011 € thousand
CURRENT ASSETS		
gible Assets		
ces and similar rights	550,715.00	242
	550,715.00	242
rty, plant and equipment		
ting and business equipment	190,482.39	260
	190,482.39	260
ial assets		
ments in subsidiaries	1,321,635,492.27	1,296,636
loans	10,860.63	3
	1,321,646,352.90	1,296,639
non-current assets	1,322,387,550.29	1,297,141
ENT ASSETS		
vables and other assets		
accounts receivable	145,698.92	996
nts receivable from affiliated companies	381,469,157.98	305,188
assets	12,837,960.20	4,597
	394,452,817.10	310,781
balances	1,343,128.17	565
current assets	395,795,945.27	311,346
AID EXPENSES AND DEFERRED CHARGES	321,373.38	475
assets	1,718,504,868.94	1,608,962

Shareholders'equity and liabilities	31/12/2012 €	31/12/2011 € thousand
SHAREHOLDERS' EQUITY		
Subscribed capital	6,000,000.00	6,0C
Capital reserve	7,158,086.34	7,15
Profit participation rights	971,092,457.47	884,8C
Total shareholders' equity	984,250,543.81	897,95
PROVISIONS		
Provisions for pensions and similar obligations	1,704,176.27	2,49
Provisions for taxes	21,980,418.08	26,77
Other provisions	14,309,162.63	12,86
Total provisions	37,993,756.98	42,13
LIABILITIES		
Trade accounts payable	2,067,484.11	2,25
Accounts payable to affiliated companies	692,461,366.05	662,11
Other liabilities	1,731,717.99	4,49
thereof for taxes € 1.600.887,02 (previous year € 3.763 thousand)		
Total liabilities	696,260,568.15	668,87
Total shareholders' equity and liabilities	1,718,504,868.94	1,608,96

Income statement
of Eurex Frankfurt Aktiengesellschaft, Frankfurt/Main
for the period from 1 January to 31 December 2012

	2012		2011	
	€	€	€ thousand	€ thousand
Other operating income		130,801,111.41		154,997
thereof from currency translation €49.506,75 (previous year: €39 thousand)				
Personnel expenses				
Wages and salaries	-23,320,830.52		-22,445	
Social security and expenses for pensions and other employee benefits	-3,563,045.74	-26,883,876.26	-3,357	-25,802
thereof for pensions €-1.704.690,30 (previous year: €-1.540 thousand)				
Depreciation and amortization				
of intangible assets and property, plant and equipment		-264,034.48		-216
Other operating expenses		-102,823,666.56		-103,121
thereof from currency translation €-151.958,32 (previous year: €-322 thousand)				
Income from profit transfer agreements		98,246,336.20		65,563
Income from other non-current securities and loans		1,042,056.78		111
Other interest and similar income		2,418,285.40		2,077
thereof from affiliated companies €2.397.176,27 (previous year: €2.077 thousand)				
Write-downs of non-current financial assets and current securities		0.00		-356
Interest and similar expenses		-13,586,075.61		-28,812
thereof to affiliated companies €-12.675.637,54 (previous year: €-24.726 thousand)				
thereof from discounting €-910.307,00 (previous year: €-682 thousand)				
Net operating income		88,950,136.88		64,441
Taxes on income		-2,660,051.14		-7,329
Other taxes		1,796.26		-23,564
Net income (previous year: net loss) for the year		86,291,882.00		33,548
Allocations to profit participation rights		86,291,882.00		-33,548
Unappropriated surplus		0.00		0

Management report for the 2012 financial year

Business and operating environment

General situation of the Company

The Executive Board of Eurex Frankfurt Aktiengesellschaft (hereinafter referred to as: Eurex Frankfurt) considers the business trend in 2012 to have been even more challenging than in the previous year.

The economic environment in 2012 was dominated by the European debt crisis. The longstanding uncertainty regarding the overall economic trend going forward, especially in the eurozone, had a generally paralysing effect on financial market participants. This was compounded by far-reaching regulatory reform proposals by policymakers, whose implications for market structures and business models cannot as yet be fully assessed. This economic and regulatory framework prompted institutional clients to act more cautiously and to exercise restraint in their trading activities. As a result, there was a year-on-year decline in the use of exchange-traded and centrally cleared derivatives – on both Deutsche Börse Group's derivative markets and on derivative markets operated by other stock exchange organisations across the world.

In 2012, a total of 2,292.0 million contracts were traded on Deutsche Börse Group's derivative markets (Eurex and International Securities Exchange, hereinafter referred to as: ISE), a decrease of 19 percent on the previous year (2011: 2,821.5 million).

The Eurex trading volume in European futures and options was 1,660.2 million contracts, a decline of 19 percent versus the prior year (2011: 2,043.4 million).
The trading volume for the US options traded on the ISE was down by 19 percent to 631.8 million contracts (2011: 778.1 million).

Clearing

As well as derivatives trading, Eurex operates Eurex Clearing, Europe's leading clearing house. Besides its function as a central counterparty for clearing and the risk management of products from linked exchanges such as Xetra®, Eurex®, Eurex Bonds®, Eurex Repo®, European Energy Exchange (EEX) and Irish Stock Exchange, Eurex Clearing offers services for futures and options on equities and fixed-income products traded off the order book whose contract specifications are comparable with Eurex contracts.

On 13 November 2012, Eurex Clearing launched EurexOTC Clear, the new clearing offering for over-the-counter (OTC) interest rate swaps, thus creating an environment in which institutional investors can be connected to its clearing platform in time before the mandatory clearing of OTC derivatives set out in the European Market Infrastructure Regulation (EMIR) at EU level takes effect. Numerous well-known banks have cooperated with Eurex Clearing and supported the development and launch process. Thirteen banks have already been admitted as market participants and have successfully processed their first interest rate swap transactions via

EurexOTC Clear. The new clearing provision for OTC derivatives is specially tailored to the needs of institutional clients and ascribes great importance to security and efficiency.
With its Individual Clearing Model, Eurex Clearing offers completely individual booking (segregation) of customer positions and collateral. The collateral and trading positions therefore benefit from optimum protection and are immediately transferable if a clearing member defaults, enabling customers to continue their trading activities without interruption.

Furthermore, Eurex Clearing has become the first European clearing house to introduce a central counterparty for the bilateral securities lending market. This offering enables customers to make more efficient use of capital and simplify operations. Upon completion of the pilot phase, the new service will be extended to European lending markets for equities, exchange-traded funds (ETFs) and fixed-income securities.

Distribution

The number of market participants linked directly to the Eurex network fell to 426 in the year under review of 2012 (2011: 436). Those who left were predominantly market participants with low trading activity and their departure was based on their commercial decision against a direct link.

In 2012, the Eurex derivatives exchange again pressed ahead with its expansion in the Asia-Pacific region via initiatives involving Asian partners, with memorandums of understanding (MoUs) being signed between Deutsche Börse and China Financial Futures Exchange (CFFEX), China Futures Association (CFA) and, separately, with GreTai Securities Market (GTSM) from Taiwan. Under these MoUs, both partners aim to achieve a comprehensive exchange of information with a view to furthering the ongoing mutual development of the financial markets.

In March 2012, Eurex signed a further MoU with Singapore Exchange (SGX), making it easier for participants to gain access to both marketplaces. The connection between the two companies' co-location computer centres in Singapore and Frankfurt am Main gives market participants a straightforward link to the other exchange's markets in each case.

Product innovations

New products give market participants fresh impetus to develop their investment, hedging and arbitrage strategies, thus generating additional trading volumes. The products launched by Eurex in the 2012 reporting year included various equity, equity index, interest rate, commodity and dividend derivatives. The futures contracts on French government bonds, for example, show that new products and asset classes not only expand the portfolio, but can also make a sustained contribution to value. Eurex generated a trading volume of 4.3 million contracts in the year under review with the OAT (Obligations Assimilables du Trésor – OAT) futures launched in April 2012, which are based on notional long-term bonds issued by the French Republic. The trend in the futures on Italian government bonds that were launched in 2009 remained similarly positive. Dividend derivatives, which are relative newcomers, offer a further example of the success of new products. Trading volumes in these products rose again in 2012, this time by 15 percent to 6.9 million contracts (2011: 6.0 million). In volatility index derivatives, Eurex generated an increase at an even sharper rate of almost 120 percent to 5.3 million contracts in 2012 (2011: 2.4 million).

When launching new products, alongside proprietary developments Eurex also focuses on cooperation agreements with partner exchanges. The partnership with Korea Exchange (KRX) in relation to a product on Korea's benchmark KOSPI index that has been available for trading on Eurex since 30 August 2010 has been particularly successful. The product became one of the strongest index option contracts on Eurex in 2012, almost doubling its volume during the year to 32.4 million contracts (2011: 17.4 million). However, the Korean supervisory authority ordered an increase in the minimum contract size in the domestic market in June 2012, which has since led to a fall in the average contract volumes traded each day.

New trading architecture

In early December 2012, Eurex launched a new trading architecture to which it will gradually migrate the entire portfolio of tradeable contracts. The changeover is likely to be completed in May 2013. The migration means that market participants will benefit from far better performance and enhanced functionalities alongside the existing reliability in terms of system stability and availability. The new system is based on Deutsche Börse Group's global trading infrastructure, which was already successfully launched at ISE. It offers greater flexibility, thus enabling shorter times to market in launching new products and functionalities. The high-performance messaging architecture ensures lower latencies and faster communication.

Ownership structure

Deutsche Börse AG completed the full acquisition of the 50 percent stake held by SIX Swiss Exchange in Eurex Frankfurt's parent company, Eurex Zürich AG, on 30 April 2012 with effect from 1 January 2012. Deutsche Börse AG has since indirectly held all the shares in Eurex Zürich AG and Eurex Frankfurt.

Overview of business development in the year under review

At €86.3 million, Eurex Frankfurt posted a net profit that was up by €52.7 million on the previous year; this was largely due to the far higher income from profit transfer agreements.

The report will now go on to examine the trend in trading and clearing volumes at Eurex Frankfurt in detail. On the basis of the existing agreements and the transfer of revenues to Deutsche Börse AG and Eurex Global Derivatives AG, these have no direct influence on Eurex Frankfurt's earnings, financial and asset situation.

In 2012, a total of 2,292.0 million contracts were traded on Deutsche Börse Group's derivative markets (Eurex and ISE), a decrease of 19 percent on the previous year (2011: 2,821.5 million). This equates to a daily average of around 9.0 million contracts (2011: 11.1 million). The Eurex trading volume in European futures and options was 1,660.2 million contracts, a decline of 19 percent versus the prior year (2011: 2,043.4 million). The trading volume in US options on the ISE was also down against the backdrop of the weak overall market trend and a market environment characterised by intense competition: during the year under review, market participants traded 631.8 million contracts, 19 percent down on the previous year (2011: 778.1 million). The ISE's market share of US equity options was 17.0 percent in 2012 (2011: 18.2 percent).

European equity index derivatives were again the product group generating the highest sales revenue. Trading in these derivatives saw a year-on-year decrease of 20 percent to 770.4 million contracts (2011: 959.8 million). Although contracts on the EURO STOXX 50 remained the most heavily traded products by some margin (315.2 million futures and 280.6 million options), derivatives on European STOXX indices were impacted both by the debt crisis in Europe and the lack of trust in the single currency. 413.1 million contracts were traded in the equity derivatives product group (single stock options and futures) in 2012, a decrease of 8 percent (2011: 450.5 million).

The trading volume in the interest rate derivatives product group fell by 25 percent to 470.4 million contracts (2011: 630.4 million). The consistently low level of key rates and persistently high yield spreads for some euro area countries versus Germany meant that investments in government bonds were relatively unattractive. As a result, hedging on German government bonds solely via derivatives was no longer considered adequate by many investors. However, Eurex registered a rise in the number of contracts involving trading in alternative hedging instruments such as futures on French or Italian government bonds.

As well as the futures and options business, Eurex Frankfurt conducts OTC repo trading for a wide range of fixed-income securities – including government bonds and covered bonds such as the Jumbo Pfandbrief – via Eurex Repo. The Euro GC Pooling product for trading collateral recognised by the European Central Bank (ECB) has proved to be especially valuable during the liquidity crisis on the financial markets.

Eurex Repo achieved an average outstanding volume of €234.7 billion in 2012 (2011: €276.6 billion, single counting for both years). While the euro market, with a rise of 19 percent to €36.1 billion, set a new record (2011: €30.3 billion, single counting in each case), there was a significant decline in the average outstanding volumes for the Swiss franc repo market. This was predominantly due to the interest rate policy measures pursued by the Swiss National Bank (SNB) to lower the value of the Swiss franc, and also to the fall in issuance of its own money market paper (SNB bills).

GC Pooling, the collateralised money market which Eurex Repo operates jointly with Eurex Clearing and Clearstream, again proved to be a reliable liquidity pool for market participants. The average outstanding volume in this market increased by 23 percent to the new record of €145.4 billion in 2012 (2011: €118.2 billion; single counting for both years). GC Pooling enables balance-sheet friendly and anonymous money market trading in which standardised collateral baskets (a group of securities with similar quality features, such as issuer credit rating) are traded and cleared via a central counterparty (Eurex Clearing). Eurex Repo generates revenues from the fees charged for trading and clearing repo transactions.

In the fourth quarter of 2012, GC Pooling was extended to non-financial institutions (GC Pooling Select). Banks' corporate clients have since been able to utilise the collateralised financing offering with central clearing, thus minimising the counterparty risk for their investments.

In conjunction with institutional market participants, Eurex Frankfurt operates Eurex Bonds, the international electronic trading platform for interbank bond trading. Trading volumes on Eurex bonds were up by 2 percent in the year under review of 2012 to €119.7 billion (single counting, 2011: €117.2 billion). The positive overall performance was due to the increased need for investments in issues with high-quality ratings.

Employees

In the 2012 financial year, the number of staff employed by Eurex Frankfurt increased to 172 (previous year: 164) employees as at the reporting date of 31 December 2012. On average over the 2012 financial year, 171.3 (previous year: 154.0) employees worked at Eurex Frankfurt.

The turnover rate during the course of the 2012 financial year was 4.1 percent (previous year: 3.90 percent).

Eurex Frankfurt employs staff at three locations (as at 31 December 2012):

Location	Number of employees
Frankfurt	155
Hong Kong	6
Singapore	11
Total	172

The employee age structure at Eurex Frankfurt as at 31 December 2012 was as follows:

Age bracket	Number of employees	Percent
< 30 years	19	11.0%
30 - 39 years	51	29.7%
40 - 49 years	79	45.9%
50 > years	23	13.4%
Total	172	100.0%

As at 31 December 2012, the breakdown of employees' length of service was as follows:

Length of service with Deutsche Börse Group	Number of employees	Percent
< 5 years	55	32.0%
5 - 15 years	74	43.0%
15 > years	43	25.0%
Total	172	100.0%

As at 31 December 2012, 72.09 percent (previous year: 72.56 percent) of Eurex Frankfurt's employees were graduates. This figure is calculated on the basis of the number of employees holding a degree from a university, university of applied sciences or dual university combining professional studies with practical training, and employees who have completed studies abroad.

The average number of training days at Eurex Frankfurt was 2.1 (previous year: 3.2) days per member of staff.

Results of operations, financial position and net assets

The Company does not report any sales revenue. The connection fees generated by Eurex Frankfurt in the 2012 financial year were transferred in full to Deutsche Börse AG (hereinafter referred to as "DBAG") and Eurex Global Derivatives AG (hereinafter referred to as "EGAG").

Other operating income amounted to €130.801 million (previous year: €154.997 million), a decrease of 15.6 percent on the previous year. The decline in the current year is primarily a result of lower operating payments to Eurex Frankfurt based on provisions in the shareholders' agreement between DBAG and EGAG.

Other operating expenses amounted to €102.824 million, in line with the prior year level (previous year: €103.121 million). The slight fall in the current year is primarily a result of lower expenses from agency agreements of €40.089 million (previous year: €43.796 million) and for purchases of price data and index licences of €23.882 million (previous year: €29.775 million).

Income from profit transfer agreements rose to €98.246 million (previous year: €65.563 million). This was due to the positive net profit of Eurex Services GmbH (€86.754 million; previous year: €55.770 million).

Impairments on financial assets and current securities totalled €0 thousand. In the previous year, charges in connection with a market value adjustment of plan assets were incurred in the amount of €356,000 thousand.

Because the participatory capital absorbed a share of Eurex Frankfurt's losses in previous years, the net profit recognised in the year under review of €86.292 million was transferred to participatory capital. An unappropriated surplus of zero was then recognised as at 31 December 2012.

Eurex Frankfurt's fixed assets amount to €1,322.388 million (previous year: €1,297.14 million). They primarily consist of stakes in affiliated companies. The Company's holdings of intangible assets and property, plant and equipment are limited. This is because Eurex Frankfurt is provided with the software required to operate the derivatives market by Deutsche Börse AG and EGAG at no cost. All the other operating resources required to run the derivatives market are provided by Deutsche Börse AG on the basis of agency agreements. The extent to which fixed assets are covered by equity is 74 percent (previous year: 69 percent).

Current assets amount to €395.796 million (previous year. €311.346 million). The increase is predominantly due to the rise in receivables from affiliated companies, which amounted to €381.469 million (previous year: €305.188 million), and in particular to receivables from profit transfer agreements of €98.246 million (previous year: €65.563 million) and receivables from cash pooling of €273.9 million (previous year: €194 million).

As at the end of the financial year, Eurex Frankfurt's equity capital totalled €984.251 million (previous year: €897.959 million). Additions of €86.291 million were made to participatory capital, which is recognised as equity capital (level of €971.092 million, previous year: €884.801 million). Eurex Frankfurt's equity ratio is 57.3 percent (previous year: 55.8 percent).

Trade payables fell to €2.068 million (previous year: €2.257 million). Liabilities to affiliated companies climbed to €692.461 million (prior year: €662.117 million) and largely resulted from taking out a loan from Eurex Services GmbH in the amount of €503 million in 2011. Furthermore, liabilities from cash pooling rose to €177.122 million (prior year: €144.3 million).

Liquidity inflows arise on account of the regular payments under the existing operating agreement. A credit line with DBAG in the amount of €50 million is also in place for refinancing purposes.

The financial situation of the Company is assessed as being in order.

Risk report

Eurex Frankfurt is integrated into the Group-wide risk management system of Deutsche Börse AG (DBAG). Deutsche Börse Group has established a Group-wide risk management system, which defines functions, processes and responsibilities and is binding on all staff within the Group.

The risk management system ensures that all management committees of Deutsche Börse Group can promptly monitor the risk profile of the Group as a whole or of individual legal entities such as Eurex Frankfurt, as well as specific material risks. The aim is to ensure the timely identification of developments that could threaten the Group's or Eurex Frankfurt's interests and to take appropriate countermeasures.

Eurex Frankfurt takes great care to mitigate risk and ensures that appropriate measures are taken to avoid, reduce and transfer – or intentionally take on – risk. The aim is to make use of suitable safeguards and control measures such as guidelines and procedures, the segregation of functions, the principle of dual control, limit restrictions and also business continuity management to reduce both the frequency and level of potential losses from the corresponding risk cases for Eurex Frankfurt. In addition, potential operational losses are limited further via an insurance portfolio.

The Executive Board of Eurex Frankfurt is responsible for the Company's risk management system. The decentralised departments identify risks and report these promptly to Group Risk Management, a central function with Group-wide powers. Group Risk Management evaluates all existing and new risks. The execution of risk control measures is the responsibility of the competent decentralised departments.

Eurex Frankfurt uses a standardised approach – value at risk (VaR) – for measuring and reporting all risks. The aim of this concept is to create a comprehensive overview of general risk tolerance and to facilitate the prioritisation of risk measures.

VaR quantifies existing and new risks. It constitutes the upper threshold of the cumulative losses which Eurex Frankfurt can incur if certain independent loss events occur within a specified period and with a defined probability.

Eurex Frankfurt calculates economic capital as its main risk management tool. This is used in addition to other performance indicators to determine the capital needed for business operations so that even extreme and unexpected losses can be covered. Economic capital is calculated using a VaR method for a period of one year and a confidence level of 99.98 percent, taking into account diversification effects. Eurex Frankfurt uses the equity on its balance sheet as risk coverage equity for economic capital.

Independent audits by the Internal Auditing function ensure that the risk control and risk management functions are appropriate. The results of these examinations also feed into the risk management system.

Specific risks

Operational risks

The material risks for Eurex Frankfurt are operational risks. Operational risks comprise potential losses from inadequate or faulty systems and internal processes, from human or technical failure and from damage to tangible assets as well as from legal and business practice risks.

For Eurex Frankfurt, specific operational risks comprise a threat to the availability of the system infrastructure deployed and in processing errors in manual processing operations. This availability risk is specifically addressed by means of comprehensive activities in the field of business continuity management (BCM). The BCM system encompasses all of the processes which ensure that business continues as normal if a crisis occurs and therefore substantially reduces availability risk. It covers arrangements for all key resources (systems, premises, employees, suppliers/service providers), including the redundant design of all critical IT systems and the technical infrastructure, as well as backup workstations in each of the main operational centres for employees in critical functions. These precautionary BCM measures are regularly reviewed.

However, if trading is interrupted or other operational errors do occur, this may result in loss of income, claims for damages and additional costs for rectifying the problem. If outages last for a long period of time or if they recur frequently, there may also be reputational losses which, in the final consequence, might also result in participants taking their custom elsewhere and in volumes declining (business risk).

Business practice risks also include personnel risks. The dedication and performance of our employees are the key foundations for Deutsche Börse Group's success. In this regard, the Group is exposed to the risk that important members of staff in key positions leave the company or that positions cannot be adequately filled.

No notable operational losses were incurred in the year under review and there are no indications of events in 2012 which would point towards significant operational losses in the future.

Business risk

Business risk constitutes a further material risk for Deutsche Börse Group. It reflects the sensitivity to macroeconomic developments and the susceptibility to event risks such as regulatory adjustments or changes in the competitive environment. This risk is expressed in relation to EBIT. Business risk can impact sales revenue and cost trends, for example causing a decline in actual sales revenue compared to target figures, or a rise in costs. In addition, external factors such as the performance and volatility of – or a lack of investor confidence in – the financial markets may impact financial performance. In particular, in view of the ongoing European sovereign debt crisis and the associated possibility of a further deterioration in the economic environment, a negative trend in Eurex Frankfurt's earnings cannot be ruled out.

Regulatory initiatives represent a material business risk. Firstly, they may have a negative impact on Eurex Frankfurt's competitive position. Secondly, they may affect the business models of its customers and reduce the demand for Eurex Frankfurt's products and services. With respect to the risk of a changed competitive environment, the possibility that Eurex Frankfurt's financial performance might deteriorate due to intense competition for market share in individual business areas cannot be ruled out. This could in some circumstances lead to the value of equity investments being partially or fully written down following an impairment test.

Scenarios are prepared and quantitatively assessed for Eurex Frankfurt based on the most significant risk events. Eurex Frankfurt monitors these developments very closely with a view to initiating risk-mitigating measures at an early stage.

Financial risk

Eurex Frankfurt is included in Deutsche Börse AG's cash pooling arrangements. Financial investments are only conducted to a limited extent. All in all, the financial risk of Eurex Frankfurt is low.

Summary

In the past financial year further external risk factors have arisen for Eurex Frankfurt's business. However, Eurex Frankfurt identified newly occurring risks at an early stage and took appropriate measures to counter them. Based on these measures, in the opinion of the Executive Board there has been no material change to Eurex Frankfurt's risk profile. The Executive Board of Eurex Frankfurt firmly believes in the effectiveness of its risk management system.

Outlook

Eurex Frankfurt assesses its risk situation on an ongoing basis. Taking the stress test calculations that have been conducted into account, the economic capital arising and the risk management system which it deems to be effective, the Executive Board of Eurex Frankfurt comes to the conclusion that the risk coverage equity is adequate. Furthermore, it cannot identify any risks which jeopardise the Group's ongoing existence.

Further developments in the area of risk management are also planned for 2013. In addition, in 2013 an increased number of risk appraisals of business and regulatory risks that have effects on the Company beyond the period of one year used to calculate economic capital will be undertaken.

Furthermore, Eurex Frankfurt will overhaul its risk bearing capacity concept. Intrarisk diversification effects will no longer be assumed when calculating the required economic capital. Thereby, Eurex Frankfurt will apply the most conservative approach.

Branch offices

Since 14 January 2011, Eurex Frankfurt has had a registered branch office in Singapore to expand on and strengthen its business activities in the Asia/Pacific region. As well as marketing Eurex Frankfurt's products and services, the main duties of the former representative office (since July 2009) mainly involve maintaining existing business relationships, establishing cooperation projects and connecting new exchange participants from the Asia/Pacific, India, Middle East and emerging markets regions.

Report on events after the balance sheet date

On 5 February 2013, Deutsche Börse AG announced – subject to approval by the Supervisory Board – the Executive Board's plans to accelerate the measures to heighten operating efficiency. To this end, Deutsche Börse AG intends to identify and leverage additional potential across the Group with an annual volume of €70 million in HR and material costs. All efficiency improvements should be fully effective for the first time in 2016. The specific effects on the individual companies within Deutsche Börse Group cannot be fully evaluated at present.

Report on expected developments

The report on expected developments describes the anticipated business performance for Eurex Frankfurt in the 2013 and 2014 financial years. It contains statements and information about future events. These forward-looking statements and information are based on the Company's expectations and assumptions at the time of publication of this report on expected developments. These assumptions and expectations are in turn subject to known and unknown risks and uncertainties. Numerous factors have an influence on the Company's success, business strategy and results. Many of these factors are outside the Company's control. Should one of these risks or uncertainties materialise or any of the underlying assumptions prove to be incorrect, the actual performance of the Company may differ positively or negatively from the expectations and assumptions contained in the forward-looking statements and information in this report on expected developments.

At present, various factors are influencing the lower investments by market participants in derivatives. Eurex Frankfurt expects the factors set out below to continue to have a major influence on business development over the next two years.

- The financial crisis that began in 2008 had extremely pronounced consequences for trading institutions' investment behaviour. The internal analysis process in relation to the events at that time led to a critical engagement with high-risk investments and what were apparently partially ineffective internal mechanisms to prevent losses. As an outcome of this process, Eurex now sees far less risk capital and trading activity on the market on the part of the trading institutions.

- The current uncertainties, particularly those affecting the eurozone as regards the single currency and in relation to the economic viability and credit ratings of its participants, are also leading to lower investments in products that cover the eurozone directly such as Eurex's Euro Stoxx index family. This particularly applies to investors from non-EU countries and their activities in euro products on the euro region exchanges.
- On the whole, the low levels of key rates are leading to low investment in derivatives on government bonds, and the downtrend in credit ratings for the government bonds of various European nations has led to weaker demand for derivative market products on German government bonds, as these could no longer be used as a benchmark for European sovereign bonds in light of the yield spreads that have arisen.
- Political measures in response to the financial crisis have come at the expense of trading volumes. The possible introduction of a financial transaction tax or bans on short-selling have affected trading participants whose business models assigned a high level of liquidity to the order book and which exhibit high-frequency trading.
- Regulatory measures relating to the mandatory disclosure (reporting obligation) and collateralisation of OTC transactions and the revision of the Capital Requirements Directive are creating the need for amendments and additional work on the part of trading participants due to higher capital requirements amid deteriorating risk/return expectations.

In view of the interplay between the global economic trend and geopolitical risks, the Company expects an ongoing need for consolidation on the part of the financial industry and therefore continued uncertainty with regard to forecasting developments in the operating business.

At the same time, Eurex Frankfurt is operating in a highly competitive environment which in the future will be subject to structural changes in general regulatory conditions in both Europe and the US. In Europe, this specifically relates to the measure taken by the European Union, which took effect on 16 August 2012, to introduce a European Market Infrastructure Regulation (EMIR) to regulate the financial market, a revision to the Markets in Financial Instruments Directive (MIFID 2/MIFIR) and amendments to the Capital Requirements Directive (CRD IV). The main regulatory provisions of EMIR with a direct effect on exchanges are as follows: the implementation of greater interoperability between different clearing houses, greater price transparency and the obligation for certain transactions conducted on an over-the-counter basis to be cleared using a central counterparty in order to protect against counterparty risk.

Additional plans for legislation in respect of the tax treatment of securities transactions on a national and EU level as part of the planned introduction of a financial transaction tax may pose risks to Eurex Frankfurt's trading volumes. Following the introduction of a financial transaction tax, Eurex might expect the number of transactions to fall and income to be lower on account of higher trading costs per transaction for participants and the possible transfer of trading activities out of the area in which the tax would apply. However, as the legislation process has not yet been completed and it is still unclear whether the measure will be extended to derivatives trading, the indirect consequences for Eurex Frankfurt cannot be quantified at present. Eurex Frankfurt will continue to contribute to the discussion at all levels.

To sum up, a stable assessment of general economic conditions and therefore also trading activity on the part of Eurex customers as external growth drivers during 2013 and beyond for 2014 is only possible to a limited extent. Against this backdrop and given the connections between the general economic environment and the need for trading participants to use derivative markets to hedge against risks, the general trend in trading volumes and revenues in 2013 is expected to be in line with the previous year's level.

At the same time, Eurex Frankfurt continues to assume that the structural growth drivers in the derivatives business are largely intact. These growth drivers are as follows:

- Due to the great importance of risk management, more and more OTC transactions are being cleared centrally to eliminate counterparty risk.
- Demand for Eurex products from investors and trading houses from non-European regions such as Asia is growing.

Eurex Frankfurt also looks for a generally positive stimulus to operating business activities for the forecast period of 2013 and 2014 thanks to a wide range of measures to enhance the trading system and network, expand the customer base in terms of numbers and geographical reach, expand the number of tradeable products and product classes, increase the appeal of the pricing model and continue the expansion of risk management systems.

We will now go on to address a number of growth prospects in detail below:

- Extension of the global distribution network. Eurex will continue to expand its customer network and the distribution of its products and services, especially in Asia, North and South America and in other emerging market regions. In this regard, the collaboration with Korea Exchange should be emphasised as a model for future product cooperations.
- In 2012, the Eurex product range was expanded again with the addition of over 150 new products. On the product development side, Eurex is planning to maintain the continuous development of the existing portfolio in line with market requirements. Further additions will be made to the product classes of European equity, dividend, index or commodity derivatives via issuance on new underlyings.
- The continuing process of valuing the service and product portfolio also applies to the Eurex pricing structure/ pricing model. That way continuing scrutiny of requirements needing adjustments is to be expected. These measures align (or adapt) fees for large trading volumes and offer rebates for selected products. Changes in the price list of Eurex generally aim to create incentives for larger trading volumes by the client and thus to improve the liquidity of the order book trading as well as to increase market transparency and efficient price determination.
- High-performance technology remains an important competitive factor in a market environment characterised by intense competition. Eurex Frankfurt therefore launched a new trading platform in December 2012. The plan is for the migration of all Eurex products to take place in several stages in which they will be gradually transferred from the current to the new trading system. The new Eurex system was developed entirely in-house and is based on Deutsche Börse Group's proprietary global trading architecture, which is already in use at JSE. The new trading infrastructure is based on an extremely flexible operating

system, an integrated high-performance messaging architecture to ensure minimal latency, a high-speed communications interface and reliable database systems. In future, this will enable a substantial reduction in the time taken to launch new products and functionalities. In addition, the system will incorporate new functionalities for strategy and spread trading. Moreover, exchange participants will have access to new interfaces which will replace or expand on existing interfaces. They are based on the FIX and FAST industry standards, allowing participants to achieve implementation more quickly. Once again, the migration to the new system will enable Eurex to offer its trading participants an industry-leading solution.

- Intense competition in the US-stock option market is going to continue in future and is expected to show an increasing trend. As this is going to have a direct impact on the development of ISEs trading volumes and revenues, ISE took several measures, to obtain competitive advantages and regain market share. Besides incentives for liquidity providers on the market and implementing new attractive order types, there was most notably the introduction of the new electronic trading systems, which was launched in 2011.
- A further strategic initiative pursued by Eurex Frankfurt relates to the expansion of business activities in Eurex Clearing's risk and trade management. To enable Eurex Clearing to continue to expand its market position as one of the leading clearing houses, effective risk management will be further extended and enhanced in future, as was recently the case with the 2012 launch of Client Asset Protection and the Individual Clearing Model as foundations for the provision of services, functionalities and product coverage for OTC trading. All the new risk management models are part of a comprehensive expansion of Eurex Clearing's services in anticipation of regulatory reforms planned at EU level. These reforms aim to have central counterparties play a greater role in the clearing and risk management of exchange-based and OTC derivatives trading.

In addition, Eurex Frankfurt will continue to evaluate cooperation or acquisition options for generating both organic and non-organic growth to complement and build on the current business model.

In summary, against the backdrop of the general political and regulatory conditions and requirements referred to above, Eurex Frankfurt expects both caution and a need for further changes on the part of customers in 2013. If stabilising signals in Europe and changes in key rates fail to materialise on the back of measures by the leading central banks, Eurex expects trading volumes to be in line with those of the 2012 financial year despite positive impetus from organic growth initiatives. Eurex Frankfurt also expects the trend in pre-transfer sales revenues in the 2013 financial year to be at the prior year level. The planned pre-transfer operating expenses for 2013 are also expected to be in line with the operating expenses for 2012. Eurex Frankfurt therefore expects earnings to be at least stable in 2013 at the level of 2012, before investments, depreciation and amortisation, loss absorptions and/or income from profit transfer agreements. With regard to subsequent business performance beyond 2013, ongoing developments in general regulatory conditions and the continued stabilisation of the macroeconomic environment will be crucial. On the whole, despite possible risks to the stability of the financial markets and the expectation that competition will intensify further, the Company anticipates a structurally positive trend for the global derivatives market to which Eurex Frankfurt will actively contribute via its own business model.

On the basis of the management agreement, Eurex Clearing also expects earnings to be stable in 2014.

Closing declaration in accordance with section 312 of the German Companies Act (AktG)

Pursuant to section 312 AktG, a report has been prepared on relationships with affiliated companies. Our report closes with the following declaration:

"In connection with each legal transaction with affiliated companies, our Company received an appropriate consideration in accordance with the circumstances that were known at the time at which the legal transactions were carried out. Other measures were neither taken nor omitted."

Frankfurt/Main, 27 February 2013

Eurex Frankfurt Aktiengesellschaft

Andreas Preuß	Jürg Spillmann	Dr Thomas Book
Gary Katz	Michael Peters	Peter Reitz

Notes to the financial statements, financial year 2012

Accounting policies

The annual report of Eurex Frankfurt AG (hereinafter referred to as "Eurex Frankfurt") for financial year 2012 was prepared in accordance with the provisions of the Handelsgesetzbuch (HGB, German Commercial Code) and the Aktiengesetz (AktG, German Stock Corporation Act).

The total cost accounting method was chosen for the income statement.

The Company is a medium-sized corporation as defined by section 267(2) of the HGB.

Fixed asset line items denominated in foreign currency have been translated into euro amounts using the exchange rates valid on the date of acquisition; in case of permanent impairment, the conversion is at the period-end exchange rate.

Assets and liabilities denominated in foreign currency have been translated using the ECB reference rate or the Bloomberg rates valid at the balance sheet date. If the assets and liabilities denominated in foreign currency have a maturity of one year or less, then HGB sections 253 (1) clause 1 and 252 (1) no. 4 subclause 2 were not applied.

Expenses and income in foreign currency were translated on the posting date at the ECB reference rate or the Bloomberg rates.

Purchased intangible assets are carried at cost and amortised using the straight-line method or valued at the lower fair value.

Property, plant and equipment are carried at cost. Depreciable property, plant and equipment are depreciated using the straight-line method over their useful life or valued at their lower fair value. For movable assets, the tax simplification rules regarding the depreciation start date are applied in their valid form on the respective date of acquisition. Low-value fixed assets with acquisition costs up to €410 were written off directly in the financial year 2012 in accordance with section 6 (2) of the German Income Tax Act (EstG). In this respect, no use was made of the option granted by section 6(2a) EStG to create a compound item.

Investments in affiliated companies stated under financial assets and other loans are carried at cost or the lower of fair value.

Receivables and other assets are always carried at their nominal amount. Recoverability of receivables is considered individually, whilst latent risks are considered on a portfolio basis.

Provisions for pensions and other obligations have been stated along with the projected benefit obligation on the basis of actuarial tables using the "2005 G" mortality tables (generation tables) developed by Dr Klaus Heubeck, modified by statistical information gathered by the German Federal Statistical Office from 2006 to 2008.

Actuarial assumptions		
	31.12.2012	31.12.2011
	%	%
Discount rate	5.06	5.13
Salary growth	3.50	3.50
Pension growth	2.00	2.00
Fluctuation rate (up to age 50, thereafter 0.0 percent)	2.00	2.00

Calculations for the projected benefit obligation arising from the employee-financed Deferred Compensation Programme were made on the basis of an interest rate of 5.06 percent (previous year: 5.13 percent) along with actuarial tables using the "2005 G" mortality tables (generation tables) developed by Dr Klaus Heubeck, modified by statistical information gathered by the German Federal Statistical Office from 2006 to 2008.

As per section 246 (2) of the HGB, the amount of pension benefits to be paid as at the balance sheet date was offset against the fair value of the asset, which is protected from the claims of creditors and is intended exclusively to meet the liabilities arising from pension obligations or other similar long-term obligations to employees (plan assets). The accumulated acquisition costs of this asset are €13,778 thousand (previous year: €11,321 thousand).

The total asset, which corresponds to a 7.5 percent share in a special fund as defined by section 1 in conjunction with section 2 (3) of the German Investment Act (InvG), had a fair value at the balance sheet date of €14,060 thousand (previous year: €10,738 thousand), which is equivalent to the current value as defined by section 36 of the InvG. During the period under review, a dividend of €51 thousand (previous year: €11 thousand) was paid, which corresponds to the withdrawal for current pension payments, and which was immediately added back to the plan asset.

A separate asset in the amount of €2,457 thousand (previous year: €2,239 thousand) was also added. This asset is protected from any creditor claims and is thus not repayable on demand.

The other provisions have been estimated in consideration of all known risks and unknown liabilities as at the balance sheet date and were estimated at the amount which is required to be paid according to a reasonable commercial assessment, whereas the basis for determining provisions for the Stock Bonus Plan is the price of Deutsche Börse AG shares at the reporting date. The provisions for anniversary payments and early retirement were estimated using actuarial principles of the amount to be paid, and for early retirees valued at present value. The projected unit credit method was applied as the basis of this assessment. During the period under review, the interest rate of 5.06 percent (previous year: 5.13 percent) published by the Bundesbank

(German Central Bank) was adopted. The "2005 G" mortality tables created by Dr Klaus Heubeck (with the modifications already mentioned) were the basis of these projections.

Deferred taxes are calculated in accordance with section 274 HGB on temporary differences between the carrying amounts according to commercial law and their taxable values. Deferred tax liabilities are only reported insofar as they exceed deferred tax assets. In view of the existing single-entity relationship for tax purposes with Eurex Clearing AG, Eurex Repo GmbH and Eurex Services GmbH, temporary differences between the carrying amounts according to commercial law and their taxable values of these companies were accounted for at the level of the controlling company, Deutsche Börse AG. Calculating deferred taxes is based on the combined income tax rate of all the companies comprising a single-entity for tax purposes with Eurex Frankfurt, which currently stands at 26.01 percent.

As at 31 December 2012, the excess of deferred tax assets amounted to €3.1 million. The excess of deferred tax assets is mainly the result of differences in the carrying amounts in the provisions for pensions, their related cover assets and non-current assets.

In accordance with section 274 (1) (2) HGB, the Company refrained from reporting the excess of deferred tax assets. Deferred taxes are calculated on the basis of the tax rates in effect or expected in Germany on the date they are recovered.

There is currently a uniform rate of corporation tax of 15 percent plus a solidarity surcharge of 5.5 percent. Taking trade tax into account, this results in a composite tax rate of 26.01 percent. There were no carryforwards of tax losses as at the reporting date.

In accordance with section 253 (1) clause 2 of the HGB, these liabilities are treated with their respective payment amounts as deferred items.

Notes to the balance sheet

Noncurrent assets

The performance of noncurrent assets is described in detail in the appendix.

Investments in affiliated companies

As at 31 December 2012, Eurex Frankfurt had investments in affiliated companies as follows:

Company	Domicile	Own equity in thous.	2012 net profit loss in € thous.	Equity interest direct (indirect)
Eurex Bonds GmbH	Germany	7,515	1,429	79.44 %
Eurex Clearing AG	Germany	139,416	1,186[1]	100.00 %
Eurex Repo GmbH	Germany	550	11,098[1]	100.00 %
Eurex Services GmbH	Germany	1,182,469	86,754[1]	100.00 %
U.S. Exchange Holdings, Inc.	US	USD 0	USD -1,722 thousand	100.00 %
International Securities Exchange Holdings, Inc.	US	USD 1,721,482 thousand	USD 13,091 thousand	(100.00 %)
International Securities Exchange, LLC	US	USD 61,261 thousand	USD 44,011 thousand	(100.00 %)
ETC Acquisition Corp.	US	USD 3,639 thousand	USD 125 thousand	(100.00 %)
Longitude LLC	US	USD 3,945 thousand	USD 3,923 thousand	(100.00 %)
Longitude S.A.	Luxembourg	USD 454 USD thousand	USD -646 thousand	(100.00 %)

[1] Before profit transfer

Equity investments

As at 31 December 2012, Eurex Frankfurt held a direct stake of at least 20 percent in the following companies:

Company	Domicile	Equity	Net profit/loss 2012	Equity interest direct (indirect)
Direct Edge Holdings, LLC	US	USD 126,290 thousand	USD 17,135 thousand	(31.54 %)
The Options Clearing Corporation, USA	US	USD 12,766 thousand[1]	USD 1,829 thousand	(20.00 %)

Hanweck Associates, LLC, USA	US	USD 126 thousand	USD -951 thousand	(26.44 %)

[1] Figures as at 31 December 2011

Receivables from affiliated companies

This item includes receivables from products and services in the amount of €9,300 thousand (previous year: €45,468 thousand), receivables from profit pooling agreements in the amount of €98,246 thousand (previous year: €65,563 thousand) and receivables from cash pooling, including interest accruals in the amount of €273,923 thousand (previous year: €194,157 thousand).

Equity

Fully paid-in share capital (subscribed capital) amounts to €6,000,000, divided into 6,000,000 no-par value registered shares.

The Company's capital reserves are €7,158 thousand (unchanged versus the previous year).

Issued participation certificates are recognised as equity. The whole of the net profit for the year in 2012 in the amount of €86,292 thousand (previous year: €33,548 thousand) was allocated to participatory capital, which as at 31 December 2012 amounted to €971,093 thousand (previous year: €884,801 thousand). As the fair value of the plan asset is higher than its acquisition cost when deferred tax liabilities are taken into account, there is a block on distributions in accordance with section 268 (8) of the HGB in the amount of € 209 thousand.

Provisions for pensions and other employee benefits

Pension liabilities on the basis of HGB section 246 (2) clause 2	
	€ thous.
Pension obligations payable	15,764
Fair value of plan assets	(14,060)
Provisions for pensions and other employee benefits	1,704
Netting profit and loss	
	€ thous.
Expenses arising from pension obligations	1,137
Net expense stated under personnel expenses	1,137
Interest expense arising from pension obligations	890
Reversals of impairments to cover assets	(865)

Income from cover assets	(177)
Net income stated under financial result	152

Other provisions

Composition of other provisions amounting to €14,309 thousand:

	€ thous.
Interest on taxes	3,387
Stock bonus programmes	3,754
Variable remuneration	2,834
Other personnel provisions	1,401
Outstanding invoices	2,034
Miscellaneous provisions	899
	14,309

Liabilities

Liabilities are divided into the categories below. Lien rights or similar rights are not included in liabilities.

Figures in € thousand	**Total amount**	**Thereof: up to 1 year**
Trade payables (previous year)	2,068 (2,257)	2,068 (2,257)
Liabilities towards affiliated companies (previous year)	692,461 (662,117)	189,461 (159,117)
- of which trade payables (previous year)	12,283 (14,683)	12,283 (14,683)
- of which other liabilities (previous year)	680,178 (647,434)	177,178 (144,434)
Other liabilities (previous year)	1,732 (4,499)	1,732 (4,499)
- of which from taxes (previous year)	1,601 (3,763)	1,601 (3,763)
Total liabilities (previous year)	**696,261** **(668,873)**	**193,261** **(165,873)**

Liabilities towards affiliated companies in the amount of €503,000 thousand (previous year: €0) concern a loan with a maturity of more than one year, but less than five years. The loan may be terminated at any time by the creditor.

Disclosures to the income statement

Sales revenue

The Company does not generate any sales revenue. The connection fees generated by Eurex Frankfurt in the year under review were transferred in full to Deutsche Börse AG and Eurex Zürich AG.

Other operating income

Other operating income amounted to €130,801 thousand (previous year: €154,997 thousand) and mainly comprises revenue from management for DBAG (less the portion attributable to Eurex Clearing AG) amounting to €112,581 thousand (previous year: €128,589 thousand) and for Eurex Zürich AG amounting to €3,259 thousand (previous year: €6,222 thousand); revenue from agency agreements for DBAG (€6,261 thousand; previous year: €8,773 thousand) and for other Group companies (€3,124 thousand; previous year: €2,872 thousand); revenue from provision of price information for DBAG (€2,468 thousand; previous year: €2,468 thousand); revenue from services for European Energy Exchange, Leipzig (EEX) towards Deutsche Börse AG (€1,117 thousand; previous year: €1,720 thousand).

Other operating expenses

Other operating expenses amounted to €102,824 thousand (previous year: €103,121 thousand) and mainly comprised costs arising from agency agreements (€40,089 thousand; previous year: €43,796 thousand), costs for pricing and securities services (€30,020 thousand; previous year: €32,924 thousand), non-deductible input tax (€14,583 thousand; previous year: €11,425 thousand), general consulting costs (€9,527 thousand; previous year: €6,877 thousand), costs for advertising and marketing (€3,120 thousand; previous year: €3,001 thousand), costs for travel, hospitality and representation (€1,932 thousand; previous year: €1,678 thousand), and expenses relating to currency translation (€152 thousand; previous year: €322 thousand).

Auditor's fee

In accordance with section 285 (17) of the HGB, disclosures as to the auditor's fee are contained in the notes to the consolidated financial statements of Deutsche Börse AG.

Other financial obligations

Other financial obligations relate to lease, maintenance and other agreements arising from internal obligations. In financial year 2013, payments to affiliated companies amounting to approximately €36,591 thousand (previous year: €44,613 thousand) will be required. Obligations arise from agency agreements towards DBAG (€31,795 thousand; previous year: €39,383 thousand), towards U.S. Exchange Holdings (€4,686 thousand; previous year: €5,136 thousand) and towards Clearstream Banking AG (€110 thousand; previous year: €94 thousand). In addition, financial obligations exist in association with the use of various index data as product underlyings, for example towards STOXX Ltd. The associated costs depend on the contracts negotiated in the year under review in the respective products; for 2013, costs amounting to around €21,102 thousand (previous year: €25,412 thousand) are to be anticipated.

Furthermore, there are also financial obligations in 2013 towards KRX in the amount of €2,547 thousand for the provision of volume-related index licences traded on the leading Korean index KOSPI, and for leasing contracts in the amount of €246 thousand).

Other disclosures

Supervisory Board

The members of the Supervisory Board are:

Dr. Hugo Bänziger Chairman	Chairman of the Supervisory Board, Eurex Clearing AG, Frankfurt/Main President of the Board of Directors of Eurex Zürich AG, Zurich, Professor, London School of Economics, London (member until 15 August 2012, Chairman since 16 August 2012)
Prof. Dr. Reto Francioni *Vice Chairman*	Chairman of the Executive Board of Deutsche Börse AG Frankfurt/Main (Chairman of the Supervisory Board from 4 May 2012 until 15 August 2012)
Richard Berliand	Executive Director, Richard Berliand Limited, Longfield (since 17 September 2012)
Serge Demolière	Member of the Executive Board, Landesbank Berlin AG, Berlin (since 17 September 2012)
Martin Klaus	Vice-Chairman of the Board of Directors, Swiss Investment Company SIC Ltd., Zurich (since 17 September 2012)

Susanne Klöß	Head of Global Deposits & Payments, Deutsche Bank Privat- und Geschäftskunden AG, Frankfurt am Main (since 17 September 2012)
Gregor Pottmeyer	Member of the Executive Board, Chief Financial Officer, Deutsche Börse AG, Frankfurt am Main
Dr. h.c. Petra Roth	Former Mayor of Frankfurt am Main Member of the Advisory Council of Consileon Business Consultancy GmbH Frankfurt/Main, (since 17 September 2012)

Members of the Supervisory Board who left in 2012

Prof. Dr. oec. HSG Peter Gomez *Chairman*	Chairman of the Supervisory Board, Eurex Clearing AG, Frankfurt/Main President of the Board of Directors of Eurex Zürich AG, Zurich, and SIX Group AG, Zurich, Professor of Business Studies, University of St. Gallen, St. Gallen (until 30 April 2012)
Walter Jürg Baumann	Managing Director, Credit Suisse AG, Zurich (until 30 April 2012)
Matthias Frisch	CEO, UBS Investment Bank Switzerland, Zurich (until 30 April 2012)
Dr.-Ing. Michael Kuhn	Member of the Executive Board, Chief Information Officer, Deutsche Börse AG, Frankfurt/Main until 31 December 2012)
Erik Tim Müller	Head of Department, Investor Relations & Treasury, Deutsche Börse AG, Frankfurt/Main (Vice Chairman of the Supervisory Board from 4 May 2012 until 15 August 2012)
Dr. Roger Müller	Managing Director, Legal Affairs, Deutsche Börse AG, Frankfurt/Main (until 16 September 2012)
Dr. Martin Reck	Managing Director, Group Strategy, Deutsche Börse AG, Frankfurt/Main (until 16 September 2012)
Dr. Urs Rüegsegger	Chairman of the Group Executive Board, SIX Group AG, Zurich (until 30 April 2012)
Jacques de Saussure	Managing Partner, Pictet & Cie, Banquiers, Geneva (until 30 April 2012)

Executive Board

The members of the Executive Board are:

Andreas Preuß *Chairman*	Chief Executive Officer
Jürg Spillmann *Vice Chairman*	responsible for Information Technology
Dr. Thomas Book	responsible for Clearing/CCP
Gary Katz	responsible for the International Securities Exchange
Michael Peters	responsible for Sales & Marketing
Peter Reitz	responsible for Business Development, Product Development and services in the energy market

In 2012, the total compensation of members of the Executive Board amounted to €4,696 thousand (previous year: €4,817 thousand). Total compensation includes share-based remuneration in the amount of €1,265 thousand (previous year: €913 thousand). For one member of the Executive Board the grant date for share-based remuneration is in 2012, and for the remaining members the grant date is in 2013. In the year under review, the corresponding shares were valued at the market price on the balance sheet reporting date. The estimated number of shares (31,833) is based for one member of the Executive Board on a Deutsche Börse AG share price of €46.09, which is the average price in the first two calendar months of financial year 2012, and for the remaining members on the price of the Deutsche Börse AG share as at balance sheet date. Eurex Frankfurt paid €3 thousand in rental deposits for one member of the Executive Board in the previous year.

A total of €2,527 thousand (previous year: €2,373 thousand) has been reserved for pension obligations to former members of the Executive Board and their surviving dependents.

Employees

During the year under review, the average number of employees was 171.3 (previous year: 154.0). As at 31 December 2012, the number of employees at Eurex Frankfurt (excluding the Executive Board) was 172 (previous year: 164). Of these, 5 (previous year: 2) have a temporary employment contract, and 20 (previous year: 50) are part-time employees. There were 4 (previous year: 3) employees away on maternity leave or as recipients of the German parental allowance. There was an average of 150.9 full-time equivalent (FTE) employees during the year (previous year: 151.1).

Intercompany agreements

As part of the profit transfer agreement concluded between Eurex Frankfurt and Eurex Clearing AG, the latter is obliged to transfer its net income for the year to Eurex Frankfurt, minus any losses carried forward from the previous year and the amount required by section 300 of the AktG to be added to the reserves. At the same time, Eurex Frankfurt is required to make up any losses incurred at Eurex Clearing AG during the year through loss absorption, provided such losses have not already been offset through transfers from other retained earnings added during the term of the contract.

In addition, profit transfer agreements have been concluded between Eurex Frankfurt and Eurex Repo GmbH and with Eurex Services GmbH. Both companies are obliged to transfer their net profit to Eurex Frankfurt. At the same time, during the term of the contract, Eurex Frankfurt is obliged to compensate any annual deficit incurred by Eurex Repo GmbH and Eurex Services GmbH through loss absorption.

Group structure

Eurex Frankfurt is a wholly-owned subsidiary of Eurex Zürich AG. It is incorporated into the consolidated accounts of DBAG, which may be viewed at the business premises of our Company. These consolidated financial statements exempt the Company from the requirement to produce accounts in accordance with the HGB. The consolidated financial statements of DBAG are prepared on the basis of the relevant IFRS standards and published in the electronic German Federal Gazette.

In accordance with section 20 (4) of the AktG, DBAG has notified us that it holds a majority interest in our Company.

Frankfurt/Main, 27 February 2013

Eurex Frankfurt Aktiengesellschaft



Andreas Preuß



Jürg Spillmann



Dr. Thomas Book



Gary Katz



Michael Peters



Peter Reitz

Exhibit D

5. Eurex Zürich AG

Enclosure 1

Balance sheet as at	Note	31.12.2012	31.12.2011
ASSETS		CHF thousand	CHF thousand
Current assets			
Cash	1	9,336	13,924
Receivables	2	18,072	12,893
Accrued income and prepaid expenses	3	1,163	22
		28,571	26,839
Non-current assets			
Other assets, furniture and office equipment		26	0
Participations	4	298,293	298,293
		298,319	298,293
TOTAL ASSETS		326,890	325,132
LIABILITIES AND EQUITY			
Liabilities			
Current liabilities			
Other liabilities	5	19,180	21,902
Current provisions and deferred income	6	1,137	1,311
Total current liabilities		20,317	23,213
Non-current liabilities			
Provisions	7	1,557	1,467
Total non-current liabilities		1,557	1,467
Total liabilities		21,874	24,680
Equity			
Share capital		10,000	10,000
Legal reserves			
- General legal reserve		12,097	517
- Shareholders contribution reserve	8	217,402	228,983
Unappropriated surplus			
- Profit carried forward		60,952	57,604
- Net profit for the year		4,565	3,348
		305,016	300,452
TOTAL LIABILITIES AND EQUITY		326,890	325,132

Enclosure 2

Income statement	Note	2012	2011
		CHF thousand	CHF thousand
Net revenues	9	41,400	46,948
Staff costs	10	-5,878	-6,304
Other operating expenses	11	-34,798	-43,283
Depreciation on property, plant and equipment		-132	0
Operating results		592	-2,639
Dividend income EEX	12	4,863	4,890
Financial expense		-1,384	-1,666
Financial income		937	2,845
Earnings before taxes and items related to previous years		5,008	3,430
Income related to previous years	13	0	13,189
Expenses related to previous years	14	0	-12,560
Earnings before taxes		5,008	4,059
Taxes	15	-443	-711
Net profit for the year		4,565	3,348

Enclosure 3/1

Notes to the financial statements

1 Purpose of the Company

The purpose of the Company is to maintain a cross-border operating organisation for an electronic futures market for financial products (e.g. options and futures).

It may provide services in the area of stock-exchange trading, in particular in software development and the processing and provision of financial data.

The Company may establish branches and subsidiaries in Switzerland and abroad and may acquire holdings in, purchase or establish other companies in Switzerland and abroad. The Company may purchase, rent and sell real estate and may acquire and exploit property rights and know-how.

The Company may conduct all commercial, financial and other transactions which are related to the purpose of the Company.

2 Share capital

The share capital, consisting of 10,000 restricted registered shares of CHF 1,000 each, is fully paid in and amounts to CHF 10 million. In addition, the Company has issued 5,000 participation certificates with no par value which, in the event that a dividend is declared, are entitled to 14/3 of the amount of the dividend for registered shares.

The share capital of Eurex Zürich AG is held in equal shares of 50% each by Eurex Global Derivatives AG, Zurich, and Deutsche Börse AG, Frankfurt.

The agreement dated 7 June 2011, according to which SIX Swiss Exchange sold its Swiss derivatives business, including its shares in Eurex Zürich AG, to Deutsche Börse AG was completed on 30 April 2012. Since that date, Eurex Zürich AG has been a wholly owned subsidiary of Deutsche Börse AG, with 50% of the shares held indirectly through Eurex Global Derivatives AG, Zurich.

3 CO 663b para. 12 Risk Assessment

Eurex Zürich AG is an integral part of the Eurex Group. The risk assessment was conducted within the framework of the Group-wide risk management processes established by Eurex Clearing AG. Eurex Zürich AG also relies on the risk management processes of Deutsche Börse AG. For that reason, a separate risk assessment on the part of the Board of Directors of Eurex Zürich AG was waived.

Accounting and valuation principles

As a general rule, the historical cost principle has been adopted for the financial statements. This is based on the principle of individual valuation of assets and liabilities. Notes on any deviations from this principle are provided on the relevant balance sheet items.

Enclosure 3/2

Notes to the financial statements

Cash

Cash includes cash in hand, balances with banks and in postal accounts as well as demand and time deposits payable within no more than 90 days. These are valued at their nominal values.

Property, plant and equipment

Property, plant and equipment valued at or above CHF 1,000.00 is depreciated over its standard useful life. Property, plant and equipment valued at up to CHF 1,000.00 is depreciated in full in the year of acquisition.

Participations

Participations are stated at their acquisition price less accumulated amortisation.

Receivables

Receivables are stated at their nominal value.

Provisions

Provisions are formed as required for operational reasons.

Taxes

Tax provisions are reserved on a full accrual method basis.

Enclosure 3/3

Notes to the financial statements	31.12.2012	31.12.2011
	CHF thousand	CHF thousand
4 Notes to the individual balance sheet and income statement items		
1 Cash		
Bank accounts	9,336	13,924
Total	**9,336**	**13,924**
2 Receivables		
Eurex charges	10,761	12,431
Eurex Frankfurt AG current account	771	-
Trade receivables for affiliated companies	3,276	136
Trade receivables from third parties	566	219
Other receivables	317	107
Tax receivables	2,381	-
Total	**18,072**	**12,893**
3 Accrued income and prepaid expenses		
Advance payments for 2013	1,163	22
	1,163	**22**
4 Participations		
Eurex Frankfurt AG, Frankfurt	149,918	149,918
European Energy Exchange AG, Frankfurt	148,375	148,375
Total	**298,293**	**298,293**

Eurex Frankfurt AG, Frankfurt is a wholly owned subsidiary of Eurex Zürich AG. Its share capital is EUR 6 million and is fully paid in.

As of 30 September 2002, European Energy Exchange AG merged with the European Energy Exchange in Leipzig. Its share capital is EUR 50.05 million.

On 18 May 2009, Eurex Zürich AG acquired 199,162 shares in European Energy Exchange AG for the price of EUR 1,314,469.20.

On 23 December 2010, Eurex Zürich AG signed an agreement to take over the EEX shares held by Landesbank Baden-Württemberg (LBBW). The agreement provides for the acquisition of an EEX shareholding of up to 22.96% since LBBW is required to offer its shares to other EEX shareholders as well on a pro-rata basis.
On 31 March 2011, a transaction was completed whereby Eurex Zürich AG purchased an additional 20.91% of the shares for EUR 64,928,430.50, thereby increasing its participation in EEX accordingly.

Eurex Zürich AG acquired 30,402 EEX shares as of 31 December 2012 at a price of CHF 284,462.77.

Eurex Zürich AG holds 56.14% of the share capital as at 31 December 2012.

Enclosure 3/4

Notes to the financial statements	31.12.2012	31.12.2011
	CHF thousand	CHF thousand
5 Other liabilities		
Eurex charges – Eurex Global	13,900	-
Eurex Clearing AG current account	2,193	5,076
Eurex Global current account	1,709	-
Eurex Global – Deutsche Börse AG	696	
Miscellaneous	314	-
SIX Swiss Exchange current account	224	14,006
Deutsche Börse AG current account	81	-
Creditors	63	444
Eurex Frankfurt AG current account	-	539
Affiliated companies current account	-	1,278
VAT	-	559
Total	**19,180**	**21,902**
6 Accrued expenses and deferred income		
Salary accruals	163	807
Directors fees accruals	320	353
Other accrued expenses and deferred income	654	151
Total	**1,137**	**1,311**
7 Provisions		
Taxes	543	17
Provisions for bonuses	899	1,230
Provisions for outstanding leave	92	220
Provision for stock program	23	-
Total	**1,557**	**1,467**
8 Shareholders contribution reserve (premium)		
Shareholders contribution reserve	217,402	228,983
Total	**217,402**	**228,983**

Shareholders contributions at no par value (premiums, subsequent contributions) in 1998 (CHF 14,500 thousand), 2003 (CHF 19,915 thousand), 2004 (CHF 13,983 thousand), 2005 (CHF 50,612 thousand), 2006 (CHF 45,966 thousand) and 2011 (CHF 84,007 thousand).

The classification of the "grandparent" contribution paid in by SIX in 2011 in the amount of CHF 11,580 thousand was reclassified from the capital reserves to the general reserve.

Enclosure 3/5

Notes to the financial statements	2012	2011
	CHF thousand	CHF thousand
9 Net revenues		
Income from agency agreements	41,400	46,948
Total	**41,400**	**46,948**
10 Staff costs		
Wages and salaries	-4,902	-5,389
Social security expenses	-1,029	-746
Other staff costs	53	-169
Total	**-5,878**	**-6,304**
11 Other operating expenses		
Cost of agency agreements	-7,033	-9,611
Rent and premises costs	-40	-31
Communication	-327	-297
Non-deductible input tax	-1,620	-2,570
Advisory costs	-752	-633
Board of Directors remuneration	-334	-334
Other operating expenses	-2,268	-2,332
Expenses for services received	-22,424	-27,475
Total	**-34,798**	**-43,283**

Expenses for services received include various types of expenses which are first booked to all Group companies before being allocated to specific entities according to the distribution ratios set out in the agency agreements.

Enclosure 3/6

Notes to the financial statements	**2012**	**2011**
	CHF thousand	CHF thousand
12 Dividend income		
Dividend income EEX	4,863	4,890
Total	**4,863**	**4,890**
13 Income related to previous years		
Refunds related to previous years	-	13,189
Total	**-**	**13,189**
14 Expenses related to previous years		
Services received related to previous years	-	-12,560
Total	**-**	**-12,560**
15 Taxes		
Direct federal tax and state and municipal taxes	-443	-711
Total	**-443**	**-711**

5 Fire insurance value of property, plant and equipment

The fire insurance value of Eurex Zürich is CHF 602,408.00.

There are no other matters that are required to be reported under Article 663b of the Code of Obligations.

Enclosure 4

Proposal on the appropriation of the unappropriated surplus

The unappropriated surplus amounts to:	**31.12.2012**	**31.12.2011**
Carried forward from the previous year	60,952	57,604
Net profit/loss for the year	4,565	3,348
Profit to be carried forward	65,517	60,952

Appropriation of profit
The Board of Directors proposes to the General Meeting of Shareholders that the unappropriated surplus be carried forward.

Exhibit D

6. International Securities Exchange Holdings, Inc.

International Securities Exchange Holdings Inc.

(in thousands)

	Year Ended December 31, 2012
Revenues:	
Income from investment in subsidiaries	$ 44,013
Expenses:	
Depreciation and amortization	17,785
Other	42
Total expenses	17,827
Earnings/(loss) before interest and taxes	26,186
Investment income	(11,856)
Interest expense	-
Pretax Income/(Loss)	14,329
Provision for income tax	(8,992)
Net Income/(Loss)	$ 23,321

	December 31, 2012
ASSETS	
Intangible assets, net	571,034
Goodwill	1,268,493
Receivable from affiliates	1,107
Investment in subsidiaries	57,765
Investment in associates	75,235
Total assets	1,973,634
LIABILITIES, AND MEMBER'S EQUITY	
LIABILITIES	
Income tax payable	24,731
Deferred tax liabilities	231,196
Payable to affiliates	147
Total liabilities	256,075
MEMBER'S EQUITY	
Total member's equity	1,717,559
Total liabilities and member's equity	$ 1,973,634

Exhibit D

7. International Securities Exchange, LLC



INTERNATIONAL SECURITIES EXCHANGE, LLC

Financial Statements

December 31, 2012

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Member
International Securities Exchange, LLC:

We have audited the accompanying financial statements of International Securities Exchange, LLC (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Securities Exchange, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

April 29, 2013

INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Financial Condition

December 31, 2012

(In thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	39,424
Accounts receivable, net		23,261
Related party receivable		4,264
Income tax receivable		13,213
Deferred tax asset, net		4,740
Other current assets		4,354
Total current assets		89,256
Fixed assets, net		22,366
Intangible assets, net		14,741
Securities owned		11,662
Deferred tax asset, net		7,751
Other assets		1,000
Total assets	$	146,776
Liabilities and Member's Equity		
Liabilities:		
Current liabilities:		
Accounts payable and accrued expenses	$	14,246
Related party payable		9,953
Income taxes payable		9,044
Compensation and benefits payable		12,077
Deferred revenue		5,135
Payment for order flow payable		1,342
Other current liabilities		460
Total current liabilities		52,257
Deferred revenue		20,266
Compensation and benefits payable		11,178
Other liabilities		5,037
Total liabilities		88,738
Member's equity:		
Total member's equity		58,038
Total liabilities and member's equity	$	146,776

See accompanying notes to financial statements.

INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Income

Year ended December 31, 2012

(In thousands)

Revenues:		
Transaction fees	$	203,373
Member fees and other		43,536
Market data		12,075
Management and service fees		3,244
Total revenues		262,228
Cost of revenues:		
Transaction rebates		70,571
Activity remittance fees		10,586
License and data fees		4,170
Total cost of revenues		85,327
Gross margin		176,901
Expenses:		
Compensation and benefits		46,688
Technology and communications		22,524
Occupancy		12,183
Professional fees		11,094
Marketing and business development		1,441
Depreciation and amortization		10,822
Other		3,169
Total expenses		107,921
Operating income		68,980
Interest and investment income, net		917
Income before provision for income taxes		69,897
Provision for income taxes		29,110
Net income	$	40,787

See accompanying notes to financial statements.

INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2012

(In thousands)

Member's equity as of December 31, 2011	$	85,328
Net income		40,787
Stock-based compensation on parent company stock		(3,618)
Capital distributions		(105,332)
Capital contributions		40,873
Member's equity as of December 31, 2012	$	58,038

See accompanying notes to financial statements.

INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Cash Flows

Year ended December 31, 2012

(In thousands)

Cash flows from operating activities:		
Net income	$	40,787
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization		10,822
Loss on sale of equipment		2,077
Stock-based compensation		160
Unrealized (gain)/loss on securities owned, net		(439)
Deferred taxes		(1,939)
(Increase) decrease in operating assets:		
Accounts receivable, net		(2,010)
Related party receivable		(3,383)
Income tax receivable		6,523
Securities owned		1,634
Other assets		1,372
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(945)
Related party payable		3,579
Income tax payable		1,740
Compensation and benefits payable		(5,211)
Deferred revenue		(5,116)
Payment for order flow payable		(87)
Other liabilities		3,252
Net cash provided by operating activities		52,816
Cash flows from investing activities:		
Purchase of fixed assets and intangible assets		(7,253)
Proceeds from sale of equipment		25
Net cash used in investing activities		(7,228)
Cash flows from financing activities:		
Capital distributions		(105,332)
Capital contribution		40,873
Capital distribution for share arrangements		(3,834)
Excess tax benefits from share-based payment arrangements		56
Net cash used in financing activities		(68,237)
Increase in cash and cash equivalents		(22,649)
Cash and cash equivalents, beginning of year		62,073
Cash and cash equivalents, end of year	$	39,424
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	129
Cash paid for taxes, net		10,463

See accompanying notes to financial statements.

(1) Organization and Description of Business

International Securities Exchange, LLC (ISE or the Company) is a wholly owned subsidiary of International Securities Exchange Holdings, Inc. (ISE Holdings or the Parent). ISE Holdings is the sole member of the Company and its liability is limited to the balance of its capital account.

The Company is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. ISE was founded in September 1997. In February 2000, it received regulatory approval to become a national securities exchange and, in May 2000, formally commenced trading. ISE is regulated by the U.S. Securities and Exchange Commission (SEC).

Effective December 20, 2007, Eurex Frankfurt AG (Eurex) completed a merger whereby it purchased all the outstanding common stock of ISE Holdings, Inc. (the Parent). Eurex is a wholly by Deutsche Börse AG (Deutsche Börse). The Company continues to be regulated by the SEC as a registered national securities exchange and operates as a subsidiary of Eurex.

(2) Basis of Presentation and Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and in the opinion of management reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial condition, income, and cash flows for the period presented.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

Transaction fees are earned based on contracts executed on the Company's exchange and are recorded as transactions occur on a trade-date basis. Revenues from transactions are recorded on a gross basis in transaction revenues with related rebates recorded as cost of revenues.

Market data revenues are earned from the sale of the Company's trade and quote information through the Options Price Reporting Authority, LLC (OPRA) as well as from real time and historical data feeds sold directly to members. The Company earns a portion of OPRA's net income based on its pro rata share of industry trade volume. OPRA revenue is recorded as transactions occur on a trade-date basis and other market data revenues are charged and recognized as earned.

Member fees are comprised of revenues earned for connectivity and access to the Company's exchange; revenue from the sale of Competitive Market Maker (CMM) trading rights; fees for use of the Company's communication network, equipment, and trading software; and regulatory and administrative fees. Connectivity, access and communications fees, and equipment and trading software fees are charged and recognized on a monthly basis based upon a specific fixed fee for each service. Revenue from the sale of CMM trading rights is deferred and recognized on a straight-line basis over 14 years. Administrative fees are charged and recognized as earned. Regulatory fees are predominately charged on a trade-date basis.

Management and service fees represent fees for services provided to affiliates of ISE and Eurex. Among the services provided to these affiliates are those relating to technology, regulatory supervision, and general administration. These fees are accrued monthly.

Transaction rebates are paid on certain option trades to incentivize market participants to send options order flow to the exchange. These transaction rebates are recorded on a trade-date basis.

Activity remittance fees are paid to the SEC pursuant to Section 31 of the Exchange Act. These fees are designed to recover costs to the government for the supervision and regulation of securities markets and securities professionals. This expense is wholly offset by activity assessment fees charged by the Company to exchange members which is included in transaction fees. These fees are recorded on a settlement-date basis.

License fees are paid to providers of index options products based upon the number of contracts executed on our exchange. This expense is offset by surcharges charged by the Company to exchange members for trading these products, which is included in transaction fees. These fees are recorded on a trade-date basis.

(d) Noncurrent Deferred Revenue

The Company sold CMM trading rights pursuant to purchase agreements which grant perpetual trading rights on the Company's exchange. The estimated useful life was determined based upon an analysis of certain factors driving the securities industry that could have an effect on the Company's operations in providing services to its exchange members. Such factors included significant historical operating, regulatory and technology changes which have affected market participants and trading venues. Based upon the analysis, the Company currently recognizes revenue from the sale on a straight-line basis over the estimated useful life of 14 years; however, this period may be subject to change in the future.

On a periodic basis, or if certain circumstances come to its attention, the Company reviews the original factors or assumptions used in determining the estimated service period to ascertain the effect, if any, current events may have on those factors and assumptions. If the current facts warrant a change in the estimated service period, the Company will adjust the remaining revenue to be recognized in accordance with the new estimated service life using the prospective method. The service period may increase or decrease from the current estimate of 14 years based upon the facts and circumstances.

(e) *Cash and Cash Equivalents*

The Company considers investments in money market funds and all highly liquid investments with an original maturity of 90 days or less at the time of purchase as cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

(f) *Accounts Receivable, Net*

Accounts receivable are stated at face value, net of allowance for any doubtful account. An estimate for doubtful accounts, based on the Company's bad debt experience and specific circumstances of the debtor, is made when collection of the full amount is no longer probable.

(g) *Income Taxes*

The Company is a single-member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity, and as such, the results of the Company's operations are included in ISE Holdings' U.S. federal, state, and local income tax returns.

The Company records income taxes in accordance with ASC 740, *Income Taxes*, on a separate-company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of its assets and liabilities. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized. The income tax receivable balance represents amounts due from ISE Holdings.

The Company applies the provisions of ASC 740 which requires management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company recognizes interest and penalties, if applicable, related to uncertain tax positions as a component of provision for income taxes in the accompanying statement of income.

(h) *Payment for Order Flow*

The Company imposes fees upon market makers to fund payments to order flow providers under a program administered by the Company. These fees are distributed to certain order flow providers as an economic inducement to route their customer orders to the Company's exchange. The market makers have full discretion regarding the payment. Pursuant to ASC 605, *Revenue Recognition*, the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses. When fees are assessed, the Company records an asset (accounts receivable) with a corresponding liability (payment for order flow payable).

Payment for order flow cash is reflected in cash and cash equivalents on the Company's statement of financial condition. These funds are not legally restricted and can be used for general corporate purposes.

(i) ***Stock-Based Compensation***

The Company accounts for its stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*. The Company has both liability and equity-classified plans: the Stock Bonus Plan (SBP) and the ISE Group Share Plan (GSP).

SBP is a liability-classified plan for Company's senior executives. Compensation expense is recognized over the relevant vesting period based on the fair value of restricted stock awards with a corresponding increase in liabilities. Compensation expense and liabilities are remeasured based on the fair value of Deutsche Börse shares on each balance sheet date until the award is settled. Upon vesting, Deutsche Börse has an option whether to settle the award in shares or in cash with a corresponding decrease in liability. Historically, these awards have been settled in cash.

GSP is an equity-classified plan for Company's nonexecutive employees. Compensation expense is recognized on a straight-line basis over the relevant vesting period based on the grant-date fair value of Deutsche Börse shares with a corresponding increase in member's equity. Upon vesting, the Company settles the award in shares.

(j) ***Long-Term Deferred Compensation Plan***

Under terms of the Long-Term Deferred Compensation Plan, eligible employees are awarded a deferred incentive bonus in which the Company will invest its own funds, on behalf of the employee, in amounts equal to the investment choices as designated by the plan participant. The investments held through an irrevocable grantor trust were in several mutual funds. Investments, which are classified as Securities Owned on the statement of financial condition, are carried at fair value with realized and unrealized gains or losses reported in other interest and investment income on the statement of income. The deferred compensation obligations are classified as liabilities and adjusted with a corresponding charge or credit to compensation and benefits expense to reflect the fair value of the amount owed to the employees.

(k) ***Fixed Assets***

Fixed assets consist of computer hardware, furniture and fixtures, equipment, and leasehold improvements. Capitalized fixed assets are depreciated utilizing the straight-line method over the estimated useful lives as follows:

Hardware and equipment	3 to 7 years
Furniture and fixtures	7 years

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or its estimated useful life.

(l) ***Intangible Assets***

Intangible assets consist of customized and standard software, related licenses, and capitalized software development costs. Intangible assets are amortized using the straight-line method over the estimated useful lives as follows:

Trading related software licenses	5 to 7 years
Other software licenses	3 to 5 years

Costs for internal software are assessed to determine whether they should be capitalized or expensed in accordance with ASC 350, *Intangibles – Goodwill and Other*. Software development costs incurred during the preliminary project stage are expensed as incurred, while costs incurred during the application development stage are capitalized. Amortization is computed using the straight-line method over the software's estimated useful life, generally three to seven years, depending on the type of software. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. Capitalization of costs ceases when the post implementation/operation stage of the software development process is reached.

(m) ***Marketing and Business Development***

Advertising costs, including media advertising and production costs, are expensed when incurred.

(n) ***Impairment of Fixed Assets and Intangible Assets***

On a periodic basis, the Company performs a review for the impairment of fixed and intangible assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

(o) ***Credit Risk***

Pursuant to agreements with its members, the Company has the authority to deduct outstanding noncontested receivables from members clearing deposit accounts at the Options Clearing Corporation. Based upon these facts, the Company believes its credit risk is not material to its financial condition.

(3) Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

Cash at banks	$	379
Money market accounts		39,043
Money market funds reserved for payment for order flow program		2
Total	$	39,424

(Continued)

(4) Accounts Receivable

Accounts receivable consists of the following:

Trading related fees	$	21,955
Payment for order flow program		1,340
Allowance for doubtful accounts		(34)
Total	$	23,261

For the year ended December 31, 2012, the write-off for doubtful accounts was $4. The recorded investment in trade receivables past due 90 days or more is $302 as of December 31, 2012.

(5) Fair Value of Financial Instruments

The Company applies ASC 820, *Fair Value Measurement*, which provides guidance in using fair value to measure assets and liabilities and enhances disclosures about fair value measurements.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 – Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable

The hierarchy requires the use of observable market data when available. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2012, all of the Company's securities owned consist of exchange traded funds and money market mutual funds and are classified as Level 1 within the fair value hierarchy.

(6) Noncurrent Deferred Revenue

The Company has sold 50 CMM trading rights as of December 31, 2012. No trading rights were sold during the year ended December 31, 2012. The CMM trading rights were each sold pursuant to purchase agreements for $1.5 million each.

Changes in deferred revenue are as follows:

Beginning balance	$	25,380
Additions during the period		—
Revenue recognized during the period		(5,114)
Ending balance	$	20,266

(7) Fixed Assets

Fixed assets consist of the following:

Leasehold improvements	$	24,859
Furniture and fixtures		2,132
Hardware and equipment		19,612
Assets under construction		—
Accumulated depreciation		(24,237)
Total	$	22,366

The Company recorded $7,333 in depreciation expense for the year ended December 31, 2012.

(8) Intangible Assets

Intangible assets consist of the following:

Trading related software	$	25,603
Other intangible assets		519
In-process intangible assets		683
Trading related software – accumulated amortization		(12,064)
Total	$	14,741

The Company recorded amortization of $3,489 for the year ended December 31, 2012.

The following table presents the estimated amortization expense for each of the five succeeding fiscal years:

		Amortization expense
Year ending December 31:		
2013	$	4,480
2014		4,409
2015		4,364
2016		1,212
2017		106

In-process intangible assets begin amortization when ready for the asset's intended use. The Company capitalized $5,515 for software licenses and software developed for internal use during the year ended December 31, 2012.

(9) Member Fees and Other

Member fees and other are comprised of the following:

Connectivity, access fees and other fees	$	18,507
Communication, equipment and software fees		4,084
Regulatory and administrative fees		15,021
Other		810
Revenue from sale of CMM trading rights		5,114
Total	$	43,536

(10) Stock-Based Plans

During the year, the Company participated in two stock-based plans offered by Deutsche Börse: the Stock Bonus Plan (SBP) for senior executives and the ISE Group Share Plan (GSP) for other employees.

(a) Stock Bonus Plan

In order to participate in the SBP, a participant must have earned a SBP award. The number of SBP shares granted is determined by the amount of the individual performance-based SBP award, divided by the grant price (SBP shares awarded). The SBP awards are not delivered at the time the award is determined. Rather, the SBP awards are subject to a two-year vesting period. Within this period, participants cannot assert shareholder rights (in particular, the right to receive dividends and attend the Annual General Meeting). The participants' claims resulting from the SBP awards are calculated on the first trading day following the last day of the vesting period. The current market price on that day (closing auction price of Deutsche Börse shares in electronic trading on the Frankfurt Stock Exchange) is multiplied by the number of SBP shares awarded. Deutsche Börse has the option to settle a participant's claim in cash or shares. As a result of the decision by Deutsche Börse to settle prior claims in cash, the compensation cost accrual for all SBP awards are classified as liabilities. The liability is measured as the number of SBP shares awarded multiplied by the market share price at the balance sheet date and is recognized proportionately over the vesting period. No shares were awarded during the year ended December 31, 2012.

Information related to SBP grants is set forth below (dollars and shares in whole amounts):

Date of grant	Price at grant date	Granted	Adjusted/ forfeited	Unvested December 31, 2010	Granted	Adjusted/ forfeited	Unvested December 31, 2011	Granted	Vested	Adjusted/ forfeited	Unvested December 31. 2012
February 11, 2010	$ 77.73	70,358	(1,286)	69,072	—	(11,424)	57,648	—	(57,648)	—	—
February 11, 2011	68.03	—	—	—	38,995	(9,086)	29,909	—	—	(3,547)	26,362

Compensation expense related to the SBP plan was $1,091 for the year ended December 31, 2012. As of December 31, 2012, $67 of unrecognized compensation costs related to nonvested SBP grants remain to be amortized in 2013.

(b) ISE Group Share Plan

Under the GSP, eligible employees have the opportunity to acquire a number of shares in Deutsche Börse based on their earned award plus an additional personal contribution. The purchase price for the shares, which is reduced by 90%, is paid from the granted GSP award and an additional contribution by the employee. Neither the GSP award nor the number of GSP shares is delivered at the time the award is determined, but instead are subject to a two-year vesting period beginning at their grant date. Within this period, beneficiaries cannot assert shareholder rights (in particular, the right to receive dividends and attend the Annual General Meeting).

The GSP shares are measured at the fair value on the grant date and recognized in the income statement over the one or two-year vesting period with a corresponding increase in member's equity.

Information related to GSP grants is set forth below (dollars and shares in whole amounts):

Date of grant	Price at grant date	Granted	Adjusted/ forfeited	Unvested December 31, 2010	Adjusted/ forfeited	Unvested December 31, 2011	Vested	Unvested December 31, 2012
February 11, 2010	$ 63.52	81,765	(7,664)	74,101	(7,042)	67,059	(67,059)	—

Compensation expense related to the GSP plan was $160 for the year ended December 31, 2012. As of December 31, 2012, $0 of unrecognized compensation costs related to nonvested GSP grants remain to be amortized in 2013. There were no shares granted during the year ended December 31, 2011 or December 31, 2012.

(11) Employee Benefit Plans

Employees are eligible to participate in the Company's defined contribution 401(k) plan upon meeting certain eligibility requirements. Funding is provided by voluntary contributions from the employees who can contribute up to 20% of their annual compensation to the 401(k) plan. The Company makes discretionary contributions based upon its results of operations and each participant's contributions up to prescribed limits. The plan is administered by a third party. The Company's expense relating to this plan was $1,475 for the year ended December 31, 2012.

Employees are also eligible to participate in a deferred compensation plan established to provide employees with a long-term incentive. Under the terms of the plan, eligible employees are awarded a deferred incentive bonus in which ISE will invest its own funds, on behalf of the employee, in amounts equal to the investment choices by the plan participants into the designated investments options, consisting of several mutual funds. The investment allocations constitute a deemed, not actual, investment for the participating employees. At no time does the participant have beneficial ownership in any investment; rather the allocation is used solely for purposes of adjusting the value of a participant's account based on earnings and losses resulting from the performance of the investment allocation. The investments are held in a trust structured to conform to the model approved by the IRS (an irrevocable grantor's trust) and the assets of the trust are subject to the claims of ISE's general creditors. Investment gains and losses are recorded in other revenue with an offsetting entry to compensation expense. Upon vesting, amounts payable to employee are settled in cash and ISE has no further obligation. Compensation expense related to the deferred compensation plan was $5,006 for the year ended December 31, 2012. As of December 31, 2012, $6,351 of unrecognized compensation costs related to unvested deferred compensation plan remains to be amortized in 2013 and 2014.

(12) Income Taxes

In accordance with a tax arrangement, the Company receives an allocation of ISE Holdings current and deferred income tax. The Company's share is calculated as if it were required to file federal, state, and local tax returns. This allocation from ISE Holdings is presented as provision for income taxes in the statement of income and deferred tax assets in the statement of financial condition.

The provision for income taxes consists of the following:

Current:		
Federal	$	20,367
State		10,717
Total current		31,084
Deferred:		
Federal		(201)
State		(1,773)
Total deferred		(1,974)
Total provision for income taxes	$	29,110

The temporary differences which have created deferred tax assets and liabilities are detailed below. Management believes that it is more likely than not the tax assets will be realized and therefore has not recognized any valuation allowance.

Deferred tax assets:		
CMM trading rights	$	10,772
Compensation-related		7,104
Other		1,028
Deferred tax liabilities:		
Depreciation and amortization		(1,865)
Software development		(4,446)
Other		(102)
Total deferred tax assets, net	$	12,491

The following is a reconciliation of the provision for income taxes and the amount computed by applying the U.S. federal statutory rate to income before income taxes.

U.S. federal income tax rate	35.0%
State and local income tax, net of federal income tax benefit	7.2
Other permanent differences	0.3
Other	(0.9)
Effective tax rate	41.6%

The Company assesses its risk associated with uncertain tax positions and records tax benefits for all years subject to examination based on the best information available at the reporting date. For those positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. For those positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the financial statements. During the period, the Company decreased the gross amount of unrecognized tax benefits by $630. The unrecognized tax benefits relate to fixed assets. At this time, the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

A reconciliation of the beginning and ending balance of the unrecognized tax benefit is as follows:

Balance as of December 31, 2011	$	630
Release of reserve due to expiration of statute		(630)
Balance as of December 31, 2012	$	—

(Continued)

The Company recognizes interest and penalties related to unrecognized tax positions separate from income tax expense in its statement of income. At December 31, 2012, $79 of accrued interest expense related to the unrecognized tax positions was reversed.

(13) Capital Distributions and Contributions

Capital distributions from the Company to ISE Holdings during the year ended December 31, 2012 were as follows:

Funding provided to parent for its dividend payment to shareholders	$	(102,000)
Funding provided to parent for its investment in associates		(3,332)
Total capital distributions	$	(105,332)

Capital contributions from ISE Holdings to the Company during the year ended December 31, 2012 are as follows:

Return of funding provided to parent for its dividend payment to shareholders	$	40,873
Total capital contributions	$	40,873

(14) Commitments and Contingencies

(a) Litigation

From time to time, the Company is involved in various routine reviews, regulatory audits, and inspections by the SEC as well as legal proceedings arising in the ordinary course of business. While any litigation contains an element of uncertainty, it is the opinion of management, after consultation with counsel, that the outcome of any such proceedings or claims is unlikely to have a material adverse effect on the business, financial condition, or operating results of the Company.

(b) Contractual Obligations

The Company has entered into obligations under operating leases with initial noncancelable terms in excess of one year for data center space, office space and computer equipment. Expenses recorded under these agreements for the year ended December 31, 2012 were $10,655.

Commitments for operating leases are recognized as expense on a straight-line basis over the lease term. At December 31, 2012, future minimum payments for commitments are as follows:

		Total
Year ending December 31:		
2013	$	12,754
2014		10,208
2015		3,127
2016		2,783
2017		2,383
Thereafter		8,929

(c) Letter of Credit

The Company has collateralized office space leases through a standby letter of credit. As of December 31, 2012, the Company provided a letter of credit totaling $1,865 collateralized by a certificate of deposit at a financial institution which is included in other assets.

(d) Guarantees

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company's trading rules, which its exchange members are bound by, limit the Company's liability for losses suffered while conducting business on the Company's exchange. The Company's exchange trading rules do not extend to the customers of its exchange members. However, the Company may, at its sole discretion, indemnify its exchange members for losses they suffer in very limited circumstances.

(15) Related Party Transactions

The Company provides and receives technology and administrative services to/from affiliates of ISE and Eurex. Listed below are transactions with related parties for the year ended December 31, 2012, as well as payable and receivable balances as of December 31, 2012:

Related party		Management and service fees	Expense	Accounts payable	Accounts receivable	Income tax receivable
ISE Holdings, Inc.	$	—	—	1,108	—	13,213
Longitude LLC		—	—	—	1,817	—
ETC Acquisition Corp		—	—	3,638	—	—
Deutche Borse Group AG		118	225	346	103	—
Eurex Frankfurt AG		—	—	246	—	—
Eurex Clearing AG		427	—	—	17	—
Finnovation S.A.		1,553	13,714	4,446	1,553	—
Clearstream Banking S.A.		—	—	—	38	—
U.S. Exchange Holdings, Inc.		—	173	130		—
Direct Edge Holdings, LLC		1,146	—	—	736	—
Hanweck Associates, LLC		—	469	39	—	—
Total	$	3,244	14,581	9,953	4,264	13,213

(16) Business Concentrations

Revenues are derived in the United States and all of the Company's assets are located in the United States. The Company considers significant customers to be those who account for more than 10% of the Company's gross margin. For the year ended December 31, 2012, no exchange member accounted for more than 10% of the Company's gross margin.

(17) Subsequent Events

The Company has performed an evaluation of subsequent events through April 29, 2013. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2012.

Longitude LLC

	Year Ended December 31,
	2012
Revenues:	
Intercompany Revenue	$5,719,676
Expenses:	
Legal fees	162,121
Consulting fees	1,265,555
Other	368,736
Total expenses	1,796,412
Earnings before interest and taxes	3,923,264
Interest income	4
Income/(Loss)	$3,923,268

	December 31,
	2012
ASSETS	
Cash and cash equivalents	$5,020,420
Receivable from affiliates	866,760
Other current assets	3,651
Current assets	5,890,831
Non-current assets	19,372
Total assets	5,910,202
LIABILITIES, AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	148,938
Payable to affiliates	1,816,519
Total liabilities	1,965,456
MEMBER'S EQUITY	
Total member's equity	3,944,746
Total liabilities and member's equity	$5,910,202

Longitude S.A

	Year Ended December 31, 2012
Revenues:	
Intercompany Revenue	$44,332
Expenses:	
Intercompany Expenses	717,264
Other expenses	149,979
Total expenses	867,243
Earnings before interest and taxes	(822,912)
Interest income	-
Income/(Loss)	($822,912)

	December 31, 2012
ASSETS	
Cash and Cash Equivalents	$1,315,657
Other assets	5,377
Receivable from affiliates	52,622
Current assets	1,373,657
Total assets	1,373,657
LIABILITIES, AND MEMBER'S EQUITY	
LIABILITIES	
Other liabilites	33,369
Payable to affiliates	741,318
Total liabilities	774,687
MEMBER'S EQUITY	
Total member's equity	598,970
Total liabilities and member's equity	$1,373,657

HANWECK ASSOCIATES, LLC

Financial Statements

December 31, 2012 and 2011

HANWECK ASSOCIATES, LLC

Table of Contents

Independent Auditors' Report dated June 17, 2013

JANOVER LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Members of Hanweck Associates, LLC:

We have audited the accompanying financial statements of Hanweck Associates, LLC, which comprise the balance sheets as of December 31, 2012 and 2011 and the related statements of operations and members' equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

LONG ISLAND 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530 • Tel: 516.542.6300 Fax: 516.542.9021
NEW YORK CITY 805 Third Avenue, 10th Floor, New York, New York 10022 • Tel: 212.792.6300 Fax: 212.792.6350
JANOVER LLC • A LIMITED LIABILITY COMPANY

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanweck Associates, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
June 17, 2013

HANWECK ASSOCIATES, LLC

Balance Sheets

December 31,		*2012*		*2011*
Assets				
Current assets:				
Cash and cash equivalents	$	200,872	$	41,289
Accounts receivable		184,368		266,417
Accounts receivable - related party		51,919		45,128
Prepaid expenses		35,993		45,791
Due from related party		33,315		-
Total current assets		506,467		398,625
Property and equipment, net of accumulated depreciation and amortization of $457,256 and $286,554, respectively		318,494		317,331
Other assets		5,000		5,000
	$	829,961	$	720,956
Liabilities and Members' Equity				
Current liabilities:				
Accounts payable and accrued expenses	$	447,281	$	462,929
Note payable, current maturities		26,250		-
Loans payable - member (including accrued interest of $2,985 and $3,088, respectively)		202,985		98,088
Deferred revenue		12,607		12,607
Total current liabilities		689,123		573,624
Note payable, less current maturities		-		25,000
Commitments and contingencies				
Members' equity		140,838		122,332
	$	829,961	$	720,956

The accompanying notes are an integral part of the financial statements.

HANWECK ASSOCIATES, LLC

Statements of Operations and Members' Equity

For the Years Ended December 31,	*2012*	*2011*
Revenue	$ 2,668,229	$ 1,651,602
Operating expenses:		
Bad debt expense	413	-
Computer and related expenses	248,345	190,531
Contracted services	179,633	28,816
General and administrative expenses	289,083	250,178
Guaranteed payments to members	450,000	480,000
Insurance	276,740	208,859
Payroll and related taxes	1,378,082	1,071,181
Professional fees	58,530	71,583
Rent and related utilities	220,215	223,304
Repairs and maintenance	3,387	-
Telecommunications	337,655	263,310
Trade shows and conferences	2,634	1,900
Travel and entertainment	28,257	16,208
	3,472,974	2,805,870
Operating loss	(804,745)	(1,154,268)
Other income (expense):		
Interest income	1,389	4,189
Depreciation and amortization	(170,702)	(138,184)
Interest expense	(7,436)	(4,414)
	(176,749)	(138,409)
Net loss	(981,494)	(1,292,677)
Members' equity - beginning of year	122,332	430,009
Members' contributions	1,000,000	985,000
Members' equity - end of year	$ 140,838	$ 122,332

The accompanying notes are an integral part of the financial statements.

HANWECK ASSOCIATES, LLC

Statements of Cash Flows

For the Years Ended December 31,	*2012*	*2011*
Cash flows from operating activities:		
Net loss	$ (981,494)	$ (1,292,677)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	170,702	138,184
Accrued interest on loans payable - member	2,985	3,088
Changes in operating assets and liabilities:		
Accounts receivable	82,049	(151,704)
Accounts receivable - related party	(6,791)	12,372
Prepaid expenses	9,798	(27,828)
Other assets	-	21,130
Accounts payable and accrued expenses	(15,648)	185,515
Net cash used in operating activities	(738,399)	(1,111,920)
Cash flows from investing activities:		
Due from related party	(33,315)	-
Purchases of property and equipment	(171,865)	(274,615)
Net cash used in investing activities	(205,180)	(274,615)
Cash flows from financing activities:		
Proceeds from note payable	1,250	25,000
Proceeds from loans payable - member	450,000	250,000
Payments on loans payable - member	(345,000)	(250,000)
Payment of accrued interest on loans payable - member	(3,088)	(3,541)
Capital contributions	1,000,000	985,000
Net cash provided by financing activities	1,103,162	1,006,459
Net increase (decrease) in cash and cash equivalents	159,583	(380,076)
Cash and cash equivalents - beginning of year	41,289	421,365
Cash and cash equivalents - end of year	$ 200,872	$ 41,289
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 6,289	$ 4,752

The accompanying notes are an integral part of the financial statements.

HANWECK ASSOCIATES, LLC

Notes to Financial Statements

December 31, 2012 and 2011

1. Business Organization

Hanweck Associates, LLC ("Hanweck" or the "Company") is a Limited Liability Company, formed on November 25, 2003. The Company's Limited Liability Company Operating Agreement ("LLC Agreement") was amended and restated on February 2, 2010. The Company has a perpetual existence unless a dissolution event occurs pursuant to its LLC Agreement. Hanweck is an established leader in high-performance financial computing and a premier financial services provider, specializing in risk management solutions for top-tier hedge funds, banks, broker/dealers and other financial institutions.

2. Summary of Significant Accounting Policies

Basis of presentation – The Company's financial statements are prepared on the accrual basis of accounting, whereas the tax returns are prepared on the cash basis of accounting.

Revenue recognition – The Company has various consulting, data subscription, and license agreements and recognizes income as earned in accordance with the agreements.

Allowance for doubtful accounts – Bad debts are provided for under the allowance method based upon analyses of open accounts and their expected collectability. As of December 31, 2012 and 2011, an allowance for doubtful accounts was not deemed necessary.

Property and equipment – Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives. Repairs and maintenance are charged to expense as incurred. Property and equipment consists of computer equipment which is depreciated over an estimated life of 3 years and furniture and equipment which is depreciated over an estimated life of 7 years. Leasehold improvements are amortized over 7 years.

Use of estimates in the financial statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Sales tax – Sales tax is assessed by a governmental authority on the purchase of goods and services. The Company collects sales tax for New York. Current practice is that sales tax is reported on a net basis in the statement of operations and changes in members' equity.

2. Summary of Significant Accounting Policies *(continued)*

Cash and cash equivalents – The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Fair value disclosures – The carrying amounts of cash, accounts receivable, accounts payable and loans payable approximate fair value because of the short-term nature of these accounts.

Income taxes – The Company is a limited liability company treated as a partnership under the applicable provisions of the Internal Revenue Code and local jurisdictions. Therefore, the Company is not subject to income taxes, and any net income or loss as determined for income tax purposes is allocated to the members based on the provisions of the LLC Agreement. The Company is subject to New York City Unincorporated Business Tax ("NYCUBT"). The Company accounts for NYCUBT utilizing the asset and liability approach. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from the differences between the financial and tax bases of the Firm's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. However, the Company estimates a loss for income tax purposes; therefore, no provision has been recorded for the years ended December 31, 2012 and 2011, in the accompanying statements of operations and members' equity.

Uncertain tax positions – The Company adopted the provisions of accounting for uncertain income taxes positions. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2009 are no longer subject to examination by tax authorities.

Reclassifications – Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

3. Property and Equipment

Major classifications of property and equipment and their respective depreciable lives are summarized as follows as of December 31,:

	2012	2011	Useful Life
Computer equipment	$ 725,657	$ 553,792	3 years
Furniture and equipment	26,950	26,950	7 years
Leasehold improvements	23,143	23,143	7 years
	775,750	603,885	
Less: accumulated depreciation and amortization	457,256	286,554	
	$ 318,494	$ 317,331	

Depreciation and amortization was $170,702 and $138,184, respectively, for the years ended December 31, 2012 and 2011.

4. Note Payable

On April 29, 2011, pursuant to a Convertible Note Purchase Agreement, the Company issued a $25,000 convertible promissory note to Fintech Innovation Lab, Inc. ("Fintech"). The note matures on April 29, 2013, at which time the outstanding principal balance and any unpaid interest, at the stated rate of 5% per annum, become due and payable. As outlined in the original underlying agreement, the note can be converted to an amount of up to 15% of any new equity of the Company.

On April 29, 2013, this note was extended through April 29, 2015; at which time the outstanding principal balance and any accrued and unpaid interest shall become due and payable. However, Fintech no longer has the right to participate in future financing.

5. Commitments and Contingencies

Operating lease – The Company leases office space in New York City to conduct its business. The lease commenced in February 2011, expires on July 31, 2021, and contains rent escalations. Currently, monthly rent is $14,582. As required by the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 840 ("ASC 840") *"Accounting for Leases"*, the Company amortizes its rent expense on a straight-line basis over the life of the related lease. The rent expense charged to operations for the years ended December 31, 2012 and 2011 was $198,410 and $206,332, respectively.

5. Commitments and Contingencies *(continued)*

As of December 31, 2012, future minimum rental payments on this lease are as follows for the years ending December 31,:

2013	$	174,111
2014		183,473
2015		188,060
2016		207,433
2017		213,952
Thereafter		812,049
	$	1,779,078

In conjunction with the security deposit for the lease agreement, the Company entered into a Standby Letter of Credit Pledge Agreement in the amount of $56,907 on January 11, 2011.

Litigation – In November 2011, the Company signed a Settlement Agreement and General Release in connection with a dispute between the Company and a former independent contractor for the Company. The independent contractor was engaged to perform services, as outlined in the underlying agreement with the Company, and alleged that commissions were due under this agreement. The settlement was in the amount of $20,000 and has been paid and is included in contracted services on the accompanying statements of operations and members' equity for the year ended December 31, 2011.

6. Related Party Transactions

Loans payable – The Company had loans in the amount of $95,000 payable to one of its members. The loans bore interest at a rate of 3.25% per annum, calculated annually not in advance, and there were no set repayment terms. The balance of the loans as of December 31, 2011 was $98,088, which included accrued unpaid interest of $3,088. On April 26, 2012, the entire principal balance and accrued interest was paid. Interest expense related to these loans amounted to $929 for the year ended December 31, 2012 and is included in the accompanying statement of operations and members' equity.

During March 2011, the Company borrowed an additional $250,000 from this member. Such amount was paid back on April 21, 2011.

6. Related Party Transactions *(continued)*

Line of credit – In January 2012, the Company obtained a line of credit in the amount of $250,000 from a member of the Company. The line of credit bore interest at a rate of 5% per annum. During 2012, the Company borrowed $250,000 under this line of credit, and the entire balance and accrued interest in the amount of $2,272 were paid on April 20, 2012.

The line of credit was amended on September 26, 2012, increasing the line to $400,000. The amended line of credit bears interest at a rate of 7% per annum. Interest on the unpaid balance will accrue and is payable when the principal balance is due, which is on June 30, 2013. As of December 31, 2012, the outstanding balance on this line of credit is $202,985, which includes accrued interest of $2,985.

ISE - On February 2, 2010, pursuant to a Membership Interest Purchase Agreement ("MIPA"), one of the Company's indirect customers, International Securities Exchange Holdings, Inc. ("ISE") purchased a 12.2% ownership interest in Hanweck for $1,250,000. The underlying agreement outlines specific criteria in which ISE is eligible to purchase additional membership interest in Hanweck. In connection with this transaction, the Company's operating agreement was amended and restated. On April 8, 2011, ISE purchased an additional 7.7% ownership interest in Hanweck for $985,000.

In accordance with the terms of the underlying MIPA, on March 29, 2012, ISE purchased an additional 7.7% ownership interest in Hanweck for $1,000,000, completing its last additional membership interest purchase.

Revenues from ISE for the years ended December 31, 2012 and 2011 were $661,643 and $415,217, respectively. In addition, as of December 31, 2012 and 2011, the Company had accounts receivable due from ISE of $51,919 and $45,128, respectively. Furthermore, ISE represents one of the customers for both the revenue and accounts receivable concentrations (see Note 7).

During 2012, the Company and ISE entered into a joint product agreement, whereby, the Company and ISE intend to develop certain products. In connection with this agreement, certain revenue and expenses are shared between the Company and ISE, as described in the underlying agreement. At December 31, 2012, $33,315 is due from ISE in connection with the agreement, and is included in due from related party on the accompanying balance sheets. This amount was repaid on March 8, 2013.

Professional services – An affiliate of a member of the Company provides professional services for the Company. The total amount of such expenses for the years ended December 31, 2012 and 2011 was $5,589 and $5,425, respectively, and is included in professional fess on the statements of operations and members' equity.

7. Concentration of Credit Risk

The Company maintains cash balances with a financial institution in interest bearing and non-interest bearing accounts. In 2012, non-interest bearing accounts held in the United States were fully insured by the Federal Deposit Insurance Corporation ("FDIC"), while interest bearing accounts were insured up to $250,000. Beginning January 1, 2013, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company believes it is not exposed to any significant credit risk for cash and has not experienced any losses in such accounts.

Four and two customers, respectively, accounted for approximately 53% and 36%, respectively, of the Company's revenue for the years ended December 31, 2012 and 2011.

Two and three customers, respectively, accounted for approximately 40% and 77%, respectively, of the Company's accounts receivable balances as of December 31, 2012 and 2011.

Consulting and licensing agreements – The Company has various consulting and licensing agreements with different customers. These agreements provide for monthly, annual or one-time fees. The Company strictly adheres to these agreements and provides the services as agreed to.

8. Defined Contribution Plan

The Company offers a non-contributory deferred compensation plan under section 401(k) of the Internal Revenue Code through which employee salary deferral contributions can be made and is open to all full time employees. Presently, the Company does not provide any matching contributions to participants. The Company has not incurred any expenses associated with this plan for the years ended December 31, 2012 and 2011.

9. Income Taxes

Deferred tax assets and liabilities arising from New York City unincorporated business taxes are as follows at December 31,:

	2012	2011
Deferred tax assets (liabilities):		
Accounts receivable	$ (10,000)	$ (12,000)
Net operating loss carryforwards	80,000	61,000
Accounts payable	18,000	20,000
Property, plant and equipment	(8,000)	(11,000)
Valuation allowance	(80,000)	(58,000)
Net deferred tax asset (liability)	$ -	$ -

The deferred tax assets and liabilities result from: (1) accounts receivable that are not recognized for tax purposes until the cash is received, (2) available net operating loss carryforwards for unincorporated business tax, (3) accounts payable that is not deducted for tax purposes until the amounts are paid, and (4) the use of accelerated methods of depreciation of property and equipment.

At December 31, 2012 and 2011, the Company had approximately $1,995,000 and $1,561,000, respectively of net operating loss carryforwards available to offset future taxable income, expiring through 2032 and 2031. In assessing the reliability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Based on the Company's projected operating income, management believes it is not likely that the Company will realize some of the benefits of this deferred tax asset and, accordingly, valuation allowances of approximately $80,000 and $58,000 have been recorded against the net deferred tax asset as of December 31, 2012 and 2011, respectively.

10. Subsequent Events

Management has evaluated events and transactions occurring after the date of the balance sheet and through the date of the independent auditors' report to determine whether any of these events or transactions was required to be recognized or disclosed in the financial statements. The date of the independent auditors' report is the date that the financial statements were available to be issued.

Exhibit D

8. U.S. Exchange Holdings, Inc.

US Exchange Holdings, Inc

(in thousands)

	Year Ended December 31, 2012
Revenues:	
Revenue	$ 107,513
Expenses:	
Expenses:	6,502
Earnings/(loss) before interest and taxes	101,011
Interest expense	102,000
Interest income	7
Pretax Income/(Loss)	(982)
Provison for income tax	740
Net Income/(Loss)	$ (1,722)

	December 31, 2012
ASSETS	
Cash and cash equivalents	$ 32,082
Other current assets	29,984
Current assets	62,066
Investment in subsidiaries	2,715,188
Investment in associates	2,675
Non-current assets	2,717,863
Total assets	2,779,929
LIABILITIES, AND MEMBER'S EQUITY	
Liabilities	
Loan from affiliated companies	1,700,000
Other laibiliets	62,365
Total liabilities	1,762,365
MEMBER'S EQUITY	
Total member's equity	1,017,563
Total liabilities and member's equity	$ 2,779,929

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

Audited financial statements are submitted in response to Exhibit I. The Exchange does not maintain audited financials except for those of its holding company, Direct Edge Holdings LLC, and Direct Edge ECN LLC d/b/a DE Route, the Exchange's routing broker/dealer. Therefore, in response to Exhibit I, the Exchange attaches the consolidated audited financial statements of Direct Edge Holdings LLC (consolidated) and DE Route. In addition, the Exchange has included the unaudited financial statements of the Direct Edge Holdings LLC subsidiaries, Direct Edge, Inc., EDGA Exchange, Inc. and EDGX Exchange, Inc..

Direct Edge Holdings LLC and Subsidiaries
2012 Statement of Income

	Direct Edge Holdings (DEH)	Direct Edge, Inc. (DEI)	EDGA	EDGX	DE Route (DER)
Revenue					
Commission Revenue	514,914,355	527,422,068	113,255,902	414,336,166	62,712,720
Market Data	47,023,574	46,761,949	10,769,096	35,992,853	
Other Income	20,008,174	19,939,979			25,747
Total Revenue	**581,946,103**	**594,123,996**	**124,024,998**	**450,329,019**	**62,738,467**
Expense					
Trade related Expense					
Execution and clearance fees	148,500,846	167,856,428	73,029,826	94,826,603	55,864,851
Rebates	330,044,278	330,044,278	13,866,508	316,177,770	
Total Trade Related Expense	**478,545,124**	**497,900,706**	**86,896,334**	**411,004,373**	**55,864,851**
Gross Profit	**103,400,979**	**96,223,290**	**37,128,664**	**39,324,646**	**6,873,616**
	17.8%	**16.2%**	**29.9%**	**8.7%**	**11.0%**
Fixed Expense					
Compensation and Benefits	29,293,740	29,101,240	14,400,620	14,400,620	192,500
Communications and Data Processing	24,569,022	21,199,696	7,399,474	12,600,222	3,369,326
Depreciation and Amortization	6,009,268	5,294,338	2,089,327	3,205,012	714,929
Professional Fees	11,088,255	10,728,771	5,489,386	5,489,386	359,484
Other Expense	4,615,258	4,607,713	2,178,857	2,178,858	7,494
Total Fixed Expense	**75,575,543**	**70,931,758**	**31,557,664**	**37,874,098**	**4,643,733**
Net Income (Loss) Before Tax	**27,825,436**	**25,291,532**	**5,571,000**	**1,450,548**	**2,229,883**
Income Taxes	9,359,520	9,359,520	1,007,750	570,203	
Net Income	**18,465,916**	**15,932,012**	**4,563,250**	**880,345**	**2,229,883**

Notes:

-DEH and DEI represent consolidated financial statements

-DEH and DER represent audited financials

Direct Edge Holdings LLC and Subsidiaries
Statement of Financial Condition
December 31, 2012

Assets	**Direct Edge Holdings (DEH)**	**Direct Edge, Inc. (DEI)**	**EDGA**	**EDGX**	**DE Route (DER)**
Cash and cash equivalents	72,018,280	57,693,676	17,590,184	27,760,548	10,864,841
Receivables from brokers, dealers and clearing organizations	46,724,699	46,724,699	11,146,084	33,259,936	
Fixed assets, at cost, less accum depreciation	11,795,968	11,795,968			
Goodwill	34,783,202	10,953,202			
Deferred tax asset	41,701,746	41,701,746			
Intercompany Receivable		8,862,782			4,810,721
Intangible assets, less accumulated amortization	1,236,983	1,236,983			
Other assets	6,709,920	6,092,082			
Total Assets	**214,970,798**	**185,061,138**	**28,736,268**	**61,020,484**	**15,675,562**
Liabilities and Members' Equity					
Liabilities					
Payable to brokers, dealers and clearing organizations	2,484,154				2,484,154
Rebates payable	13,587,715	13,587,715	199,130	13,388,585	
Activity remittance fees payable	35,874,667	35,874,667	7,912,163	27,962,504	
Loans payable	25,000,000	25,000,000			
Intercompany Payable		13,427,121	7,719,590	5,707,531	279,822
Accrued compensation and other accrued expenses	10,402,967	10,383,714		1,298	
Total Liabilities	87,349,503	98,273,216	15,830,882	47,059,918	2,763,976
Members' Equity	127,621,295	86,787,922	12,905,386	13,960,566	12,911,585
Total Liabilities and Members' Equity	**214,970,798**	**185,061,138**	**28,736,268**	**61,020,484**	**15,675,561**

Notes:

-DEH and DEI represent consolidated financial statements

-DEH and DER represent audited financials

Direct Edge Holdings LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2012

Direct Edge Holdings LLC and Subsidiaries
Index
December 31, 2012



Independent Auditor's Report

To the Members of
Direct Edge Holdings LLC

We have audited the accompanying consolidated financial statements of Direct Edge Holdings LLC, which comprise the consolidated statement of financial condition as of December 31, 2012, and the related consolidated statement of operations, consolidated changes in members' equity and cash flows for the year then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Direct Edge Holdings LLC at December 31, 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

New York, NY
April 16, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2012

(Dollars in thousands)		
Assets		
Cash and cash equivalents	$	72,018
Receivables from brokers, dealers and clearing organizations		46,725
Fixed assets, at cost, less accumulated depreciation and amortization of $24,462		11,796
Goodwill		34,783
Deferred tax asset		41,702
Intangible assets		1,237
Other assets		6,710
Total assets	$	214,971
Liabilities and Member's Equity		
Liabilities		
Payable to brokers and dealers	$	2,484
Rebates payable		13,588
Activity remittance fees payable		35,875
Loans payable		25,000
Accrued compensation		6,835
Accrued expenses and other liabilities		3,568
Total liabilities		87,350
Commitments and contingent liabilities (Note 6)		
Member's equity		
Total member's equity		127,621
Total liabilities and member's equity	$	214,971

The accompanying notes are an integral part of the consolidated financial statements.

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Operations
Year Ended December 31, 2012

(Dollars in thousands)

Revenues		
Commissions and fees	$	514,914
Market data		47,024
Connectivity and member fees		19,903
Other revenues		105
Total revenues		581,946
Expenses		
Rebates		330,044
Execution, routing and clearance fees		148,501
Communications and data processing		24,569
Employee compensation and benefits		29,294
Depreciation and amortization		6,009
Professional fees		11,088
Other		4,615
Total expenses		554,121
Net income before taxes		27,825
Income taxes		9,360
Net Income	$	18,466

The accompanying notes are an integral part of the consolidated financial statements.

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Changes in Members' Equity
Year Ended December 31, 2012

(Dollars in thousands)	Member's Equity
Balance, December 31, 2011	$ 197,600
Distribution to Members	(90,000)
Additional paid in capital - stock options	1,556
Net income	18,466
Balance, December 31, 2012	$ 127,621

The accompanying notes are an integral part of the consolidated financial statements.

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended December 31, 2012

(Dollars in thousands)	
Cash flows from operating activities	
Net income	$ 18,466
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	6,009
Deferred tax asset	1,176
Stock Option amortization	1,556
(Increase) decrease in operating assets	
Receivable from brokers, dealers and clearing organizations	(1,551)
Other assets	4,266
Increase (decrease) in operating liabilities	
Rebates payable	957
Accrued compensation	(239)
Payable to brokers and dealers	(1,227)
Activity remittance fees payable	(2,300)
Accrued expenses and other liabilities	(842)
Net cash provided by operating activities	26,272
Cash flows from investing activities	
Purchases of fixed assets	(6,419)
Net cash used in investing activities	(6,419)
Cash flows from financing activities	
Distribution to Members	(90,000)
Credit Revolver	25,000
Net cash provided by financing activities	(65,000)
Increase in cash and cash equivalents	(45,147)
Cash and cash equivalents	
Beginning of year	117,165
End of year	$ 72,018

SUPPLEMENTAL DISCLOSURES

Cash payments for income taxes, net of refunds were $3.6 million and for interest expense was $59 thousand for the year ended December 31, 2012.

The accompanying notes are an integral part of the consolidated financial statements.

1. Organization and Description of the Business

Direct Edge Holdings LLC, (the "Company"), a Delaware limited liability company, is the parent company of two wholly owned operating subsidiaries, Direct Edge ECN, LLC, d/b/a DE Route ("DER") and Direct Edge Inc ("DEI"). The Company has no business operations beyond its status as a holding company.

DEI is the parent company of two wholly owned subsidiaries, EDGA Exchange Inc ("EDGA") and EDGX Exchange Inc ("EDGX"), collectively the "Exchanges". EDGA and EDGX independently operate as national securities exchanges. DEI's operations are limited to facilitating connectivity and member services to both EDGA and EDGX.

DER operates as a routing broker-dealer for the Exchanges, by sending orders to other market centers for execution in accordance with the Exchanges' member order instructions and requirements. DER is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), National Stock Exchange, Chicago Stock Exchange, CBOE Stock Exchange, Nasdaq Stock Market, New York Stock Exchange, EDGA and EDGX.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents represent short-term investments with an original maturity of less than 90 days and cash. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. As of December 31, 2012 the balance principally consist of short term investments and cash held of $70.7 million.

Broker Dealer and Exchange Activities
Commissions and fees earned and related expenses, including execution and clearance fees and rebates are recorded on a trade date basis. Fees include commissions and fees earned and trade expenses incurred by DER and the Exchanges. The Company pays Section 31 fees to the Securities and Exchange Commission for supervision and regulation of securities markets. This regulatory sales fee is in turn charged to the members of the Exchanges. Any amount receivable at December 31, 2012 is recorded as activity remittance fee receivable.

Market Data Revenue
As members of the Consolidated Tape Association and the Unlisted Trading Privileges plan, the Company earns market data revenue for displaying its quotes and reporting its trades. Revenue is based on the Company's quote and trade reporting activity. Revenue is recorded for the period transaction data is provided on an accrual basis.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the consolidated Statement of Financial Condition (including receivables, payables and accrued expenses)

approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation and Amortization

Furniture and fixtures, computer hardware, software, equipment and intangible assets are being depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful lives of the improvements. In accordance with the provisions of subtopic 350 of the FASB Accounting Standards Codification for Intangibles-Goodwill and other ("ASC 350"), the Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits incurred from the commencement of the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Goodwill and Intangible Assets

The Company applies the provisions of ASC 350, which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment.

Income Taxes

The Company is a Limited Liability Company, and as such, does not file consolidated federal income tax returns. The Company pays state income taxes in select states where business activities require such payments.

DEI is established as a corporation and files a consolidated federal income tax return. For state and local income tax returns, DEI follows state guidelines, filing either a consolidated return, or filing separate returns for DEI and each of its subsidiaries.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the DEI consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not realizable.

The Company has adopted guidance on accounting for uncertainty in income taxes. This guidance describes how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements to determine whether the tax positions meet the "more-likely-than-not" criteria to be sustained by the applicable tax authority. Tax benefits related to positions that do not meet the "more-likely-than-not" threshold would not be recognized in the current year. The Company policy is to accrue interest and penalties associated with unrecognizable tax benefits in income tax expense in the Statement of Operations, and the corresponding liability in income taxes payable or income taxes receivable, net in the Statement of Financial Condition.

Stock-Based Compensation

Employees of the Company participate in a stock option plan (the "Stock Plan"). The purpose of the Stock Plan is to provide long-term incentive compensation, in the form of the Company's stock-related awards, to employees.

Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over a period of 5 years.

Certain employees of the Company also participate in a phantom stock unit plan ("PSUP"). The PSUP was created to provide a long term incentive to employees who started at an early stage of the Company. No grants have been made under this plan since June, 2010. Terms of the PSUP are such that payment for units granted occurs only upon a change in control, as defined by the plan. Given the contingent nature of the PSUP, expense related to the settlement of units will be recorded only upon a change in control.

In 2011 and 2012, subsequent and related to two extraordinary distribution to members, the Company established Restricted Cash Awards for PSUP unit holders under the terms and conditions of the Restricted Cash Award Agreements. Such awards established deferred cash payment to be paid to each PSUP unit holder pursuant to the terms and conditions of the Restricted Cash Award Agreements.

3. Receivables from Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations primarily represents net commissions of $20.7 million, market data receivables of $11.4 million, regulatory sales fee receivable of $12.3 million, and connectivity and member fees receivable of $2.3 million.

4. Goodwill and Intangible Assets

At December 31, 2012, the Company had goodwill of $34.8 million. Goodwill of $11.0 million resulted from the purchase of DER by its initial investor and $23.8 million resulted from the purchase of the ISE on December 23, 2008.

At December 31, 2012, the Company had intangible assets with definitive lives of $1.2 million, net of $238 thousand of amortization. The net intangible assets resulted from the purchase of memberships to the Consolidated Tape Association and Unlisted Trading Privileges plan.

Under ASC 350, goodwill and intangible assets with indefinite lives are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. During 2012, the Company tested the goodwill and intangible assets for impairment based on its assessment of fair value of the reporting unit in comparison to its book value and concluded that there was no impairment.

5. Fixed Assets

(Dollars in thousands)
Fixed assets comprise the following:

Computer software	$	19,480
Computer hardware		9,335
Equipment		1,085
Leasehold improvements		5,112
Furniture and fixtures		1,246
		36,258
Less: Accumulated depreciation and amortization		(24,462)
Total Fixed Assets, Net	$	11,796

6. Commitments and Contingent Liabilities

The Company and its subsidiaries, from time to time, may be subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

DEI has an obligation under a sublease agreement for office space with Knight Capital Group ("KCG") extended to 2021 with certain rental increases included within the agreement. Aggregate annual rent for office space at December 31, 2012 is listed below:

(Dollars in thousands)		
2013	$	1,078
2014		1,078
2015		1,078
2016		1,097
2017		1,191
2018 and later years		3,772
	$	9,296

Occupancy expense for 2012 was $1.2 million and is included in other expenses on the Statement of Operations.

The Company has an obligation under a lease agreement for certain hardware extended to 2013. Aggregate annual lease expense for the hardware at December 31, 2012 is listed below:

(Dollars in thousands)		
2013	$	4,586
2014		3,049
2015		1,366
2016		80
	$	9,081

Expenses relating to lease agreements for hardware for 2012 were $7.3 million and included within communication and data processing on the Statement of Operations.

7. Loans and Credit

In December 2012, DEI entered into a credit agreement with the Bank of Montreal. The agreement provides DEI a revolving credit line of up to $50.0 million until December 7, 2015, the date of termination. The Company is a guarantor of this agreement. Terms include the ability for DEI to choose amongst interest rate options, which each have varying repayment and other terms. In addition to the interest assessed on the borrowed amount, an additional fee will be assessed on the unused portion of the $50.0 million available as well as a non-refundable upfront fee of 0.5% on the amount of Commitment at the closing date, regardless of whether any credit is use. Under the conditions of the agreement, the Company must maintain a leverage ratio of under 2:1 and a fixed charge covered ratio of at least 1.3:1. During 2012, interest expense related to the revolver, included in the other expense line on the Statement of Operations, was $59 thousand and the upfront fee of $250 thousand is contained in other expense line on the Statement of Operations. At December 31, 2012, the Company had $25.0 million in loans outstanding, the leverage ratio was .7:1 and the fixed charge ratio was 3.5:1.

8. Employee Benefit Plans

Employees of DEI are eligible to participate in a 401(k) profit sharing plan (the "Plan"). In July of 2009, the Company became its sole administrator. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each participant, up to certain limits. For 2012, the total expense recognized by the Company and included in Employee compensation and benefits on the Statement of Operations with respect to the Plan was approximately $582 thousand.

In August 2010, the Company created a Stock Option Plan, in which employees receive stock units as a portion of their total compensation. Awards vest, with certain restrictions on exercisability, over the earlier of three years or upon a change in control. Subject to vesting, awards are exercisable on the earliest of a change in control, an IPO or five years from the grant date. Awards are no longer exercisable ten years from the grant date, and are canceled if employment is terminated before the end of the relevant vesting period.

The Company measures compensation cost related to the option awards based on the estimated fair value of the Company at the date of grant and utilizing assumptions such as the risk free rate and expected life of the option of 6.75 years to determine the grant price per option. For 2012, the total expense recognized by the Company and included in Employee compensation and benefits on the Statement of Operations with respect to the Stock Option Plan was $1.6 million. The following table summarizes share activity during 2012:

	No. of Options (in thousand)	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2011	470	$ 16.90
Granted	39	14.15
Vested		
Surrendered	(24)	15.82
Outstanding at December 31, 2012	485	16.73

There is $4.5 million of unamortized compensation related to the unvested awards outstanding at December 31, 2012. The cost of these unvested awards is expected to be recognized over the weighted average remaining life of 2.8 years.

In connection with extraordinary distribution to members in 2011 and 2012, the Company established Restricted Cash Awards and related Restricted Cash Award Agreements for employees who participated in the Phantom Stock Unit Plan ("PSUP"). In December of 2012, the Board of Managers of the Company determined that the payment terms of the 2011 Restricted Cash Awards would be accelerated and paid in December 2012. The Company recorded expense of approximately $3.4 million in December 2012 related to such payment.

9. Income Taxes

The Company is a multiple-member limited liability company that is treated as a partnership for federal income tax purposes and, accordingly, is not subject to federal and state corporate income taxes. The domestic corporate subsidiaries of the Company, DEI and the Exchanges, are subject to federal, state and local income taxes and will be included in the filing of a consolidated federal income tax return with combined and separate state and local income tax returns being filed.

The Company's provision for income taxes consists of the following:

(Dollars in thousands)	
Current	
Federal	$ 5,848
State	2,335
Total Current Tax	$ 8,184
Deferred	
Federal	$ 2,153
State	(977)
Total Deferred Tax	$ 1,176
Provision for Income Tax	$ 9,360

The difference between the Company's consolidated effective tax rate of 33.6% and the U.S. federal statutory tax rate of 35% is primarily due to an increase for state and local income taxes netted by a decrease for a change in the state rate applicable to deferred taxes and a decrease for income earned at the partnership level, which is not subject to income tax.

DEI has an effective tax rate of 37% and DEH, including DER, has an effective tax rate of 0%.

The Company's deferred tax assets/(liabilities) included in Deferred tax assets on the Statement of Financial Condition are as follows:

(Dollars in thousands)	
Deferred Tax Assets	
Goodwill	40,833
Stock Compensation	1,562
Other	1,400
Total Deferred Tax Assets	43,794
Deferred Tax Liabilities	
Goodwill	(558)
Internally developed software	(1,449)
Other	(85)
Total Deferred Tax Liabilities	(2,093)
Net Deferred Tax Asset	41,702

Based on its recent history of cumulative earnings, the Company believes that its net deferred tax assets are more likely than not realizable and accordingly has not recorded a valuation allowance.

As for liabilities for uncertain tax positions, the Company had no liabilities at the beginning of 2012 and no liabilities for uncertain tax liabilities at year-end. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company has open tax years for U.S. federal income tax and various state filings for calendar tax years ending 2008 and forward. The Company is currently under examination by the Internal Revenue Service for its partnership tax return for the tax year ended December 31, 2010. Under this examination, the Internal Revenue Service has issued a Notice of Waiver of Closing, proposing no change to the 2010 return. The Company and its subsidiaries are currently not under examination by any additional taxing jurisdictions

10. Related Party Transactions

On July 23, 2007, the Company entered into a Transition Services Agreement ("TSA") with KCG. Under the terms of the agreement, KCG would provide certain technological and administrative services, in addition to facility overhead, to the Company as it transitioned from a wholly-owned subsidiary to a majority-owned subsidiary. The contract remained in effect as the Company transitioned from a majority-owned subsidiary to an independent company. In 2012, expense related to the TSA amounted to $193 thousand which is included in the relevant line items on the consolidated Statement of Operations. In addition to the TSA, the Company holds a sublease agreement for office space with Knight Equity Markets, an affiliate of KCG, which amounted to $1.1 million during 2012 and is included within other expenses on the consolidated Statement of Operations.

Prior to the merger, the Company entered into a "Regulatory Services Agreement" with ISE LLC. The agreement commenced with the close of the acquisition of the ISE by the Company. Under the terms of the agreement, the ISE LLC would provide certain regulatory oversight services to the ISE Stock Exchange. In November 2010, the Company entered into a "Mutual Services Agreement, under which the ISE and the Company charge each other for mutually provided technological services. During 2012, expense related to the Regulatory Services agreement and Mutual Services Agreement was $894 thousand, and $2.1 million respectively. The Company charged the ISE $813 thousand in relation to the Mutual Services Agreement.

During 2012, three members of the Company were also members of the Exchanges. During 2012, commissions earned, net of rebates paid or accrued to those members, amounted to $20.3 million and membership and connectivity fees amounted to $3.8 million.

The Company routes transactions to three member affiliates. These affiliates either rebate or charge fees to the Company for these transactions. During 2012 rebates received or accrued, net of transaction fees paid or accrued amounted to $934 thousand.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

DER clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of DER's credit exposures are concentrated with the clearing broker and the Exchanges. Additionally, pursuant to the terms and conditions between DER and the clearing broker, the clearing broker has the right to charge DER for losses that result from a counterparty's failure to fulfill its obligations. DER has the ability to pursue collection from or performance of the counterparty. DER's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge DER has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has recorded no liabilities with regard to the right.

The Company maintains its cash and cash equivalents in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

12. Fair Value Assets and Liabilities

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The inputs reflect the Company's assumptions about the inputs market participants would use in pricing an asset or liability.

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash and cash equivalents, receivable and payable to brokers and dealers, rebates payable, activity remittance fees payable, accrued compensation expenses and other liabilities and long-term debt.

The Company's Level 1 financial instruments represent cash and cash equivalents.

The Company's remaining financial instruments would be characterized as Level 2.

13. Net Capital Requirements

DER is a member of FINRA and is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the SEC, which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2012, Direct Edge had net capital of $8.1 million which was $7.9 million in excess of the amount required of $184 thousand. The percentage of aggregate indebtedness to net capital was 34.23%.

DER is exempt from the SEC Rule 15c3-3 under Paragraph (k)(2)(ii) because all transactions are cleared through another broker-dealer on a fully disclosed basis.

14. Subsequent Events

The Company has performed an evaluation of subsequent events through April 19, 2013, which is the date the consolidated Financial Statements were issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the consolidated Financial Statements as of or for the year ended December 31, 2012.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% of more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Response:

1. Full Legal Name:	Direct Edge, Inc.
2. Title or Status:	Corporation
3. Date title or status was acquired:	July 22, 2010
4. Approximate ownership interest:	100%
5. Control:	Yes. Direct Edge, Inc. has the power, directly or indirectly, to direct the management or policies of EDGX Exchange, Inc., whether through ownership of securities, by contract, or otherwise.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

A list of Exchange members is submitted in response to Exhibit M. Items 5 and 6 are not applicable since the Exchange maintains only one class of membership.

Company Name:	Approval Date:
Abel/Noser Corp.	6/10/2010
ABN AMRO Clearing Chicago, LLC	6/10/2010
Agency Trading Group, Inc.	6/10/2010
Albert Fried & Company, LLC	6/10/2010
Algo Engineering Execution Services, LLC	7/13/2011
Allston Trading, LLC	6/10/2010
Alternet Securities, Inc.	6/10/2010
Andrew Garrett, Inc.	6/10/2010
Apex Clearing Corporation	6/5/2012
Archipelago Securities, LLC	6/10/2010
Automated Trading Desk Financial Services, LLC	6/10/2010
Barclays Capital, Inc.	6/10/2010
BATS Trading, Inc.	6/10/2010
Bay Crest Partners, LLC	6/10/2010
Belvedere Trading, LLC	11/29/2010
Bloomberg Tradebook, LLC	6/10/2010
Blue Fire Capital, LLC	6/10/2010
BNP Paribas Securities, Corp.	6/10/2010
BTIG, LLC	6/10/2010
C & C Trading, LLC	6/10/2010
Canaccord Genuity, Inc.	6/10/2010
Cantor Fitzgerald & Co.	6/10/2010
Capital Institutional Services, Inc.	6/10/2010
CastleOak Securities, LP	6/10/2010
Chopper Securities, LLC	5/11/2011
Citadel Securities, LLC	6/10/2010
Citigroup Global Markets, Inc.	6/10/2010
Convergex Execution Solutions, LLC	6/10/2010
Convergex Prime Services, LLC	6/10/2010
Cowen & Company	6/10/2010
Cowen Capital, LLC	3/21/2012
Credit Agricole Cheuvreux North America, Inc.	6/10/2010
Credit Suisse Securities (USA), LLC	6/10/2010
Cuttone & Co., Inc.	6/10/2010
Dart Executions, LLC	6/10/2010
DE Route	6/10/2010
Deutsche Bank Securities, Inc.	6/10/2010
DRW Securities, LLC	6/10/2010
E*Trade Securities, LLC	6/10/2010
Electronic Brokerage Systems, LLC	6/10/2010
Electronic Transaction Clearing, Inc.	6/10/2010
Essex Radez, LLC	6/10/2010
First New York Securities, LLC	6/10/2010
G1 Execution Services, LLC	6/10/2010
GETCO Execution Services, LLC	6/10/2010

Gleacher & Company Securities, Inc.	6/10/2010
Global American Investments, Inc.	3/5/2012
Goldman Sachs Execution & Clearing LP	6/10/2010
Goldman, Sachs & Co.	6/10/2010
Grace Financial Group, LLC	6/10/2010
Hap Trading, LLC	6/10/2010
Hardcastle Trading USA, LLC	6/10/2010
Hold Brothers Capital, LLC	6/8/2011
HRT Financial, LLC	6/10/2010
ICAP Corporates, LLC	3/28/2013
IMC Financial Markets	6/10/2010
Imperial Capital, LLC	6/10/2010
Instinet, LLC	6/10/2010
Interactive Brokers, LLC	6/10/2010
ITAU BBA USA Securities, Inc.	4/4/2012
ITG Derivatives, LLC	6/10/2010
ITG, Inc.	6/10/2010
J.P. Morgan Securities, LLC	6/10/2010
Jane Street Capital, LLC	6/10/2010
Jefferies, LLC	6/10/2010
Jefferies Execution Services, Inc.	6/10/2010
Jump Trading, LLC	6/10/2010
Keefe, Bruyette & Woods, Inc.	6/10/2010
Knight Capital Americas, LLC	6/10/2010
Latour Trading, LLC	6/10/2010
Lavaflow, Inc.	6/10/2010
Lazard Capital Markets, LLC	6/10/2010
Leerink Swann, LLC	6/10/2010
Legend Securities, Inc.	6/10/2010
LEK Securities Corporation	6/10/2010
Lightspeed Trading, LLC	6/10/2010
Lime Brokerage, LLC	6/10/2010
Macquarie Capital (USA), Inc.	6/10/2010
Merrill Lynch Professional Clearing Corp.	6/10/2010
Merrill Lynch, Pierce, Fenner & Smith, Inc.	6/10/2010
Mismi, Inc.	6/10/2010
Mitsubishi UFJ Securities (USA), Inc.	6/10/2010
MKM Partners, LLC	6/10/2010
Monadnock Capital Management, LP	6/10/2010
Morgan Stanley & Co., LLC	6/10/2010
Nasdaq Execution Services, LLC	6/10/2010
National Financial Services, LLC	6/10/2010
Newedge USA, LLC	6/10/2010
Nomura Securities International, Inc.	6/10/2010
Northern Trust Securities, Inc.	6/10/2010
OBD Securities, LLC	2/9/2012
OCTEG, LLC	6/10/2010

Old Mission Capital, LLC	4/25/2012
Oppenheimer & Co., Inc.	6/10/2010
PDQ ATS, Inc.	6/10/2010
Pershing, LLC	6/10/2010
Pico Quantitative Trading, LLC	6/10/2010
Pictet Overseas, Inc.	6/10/2010
Piper Jaffray & Co.	6/10/2010
Potamus Trading, LLC	4/11/2013
Quantex Clearing, LLC	5/17/2011
Quantlab Securities, LP	6/10/2010
R. W. Pressprich & Co., Inc.	6/10/2010
RBC Capital Markets, LLC	6/10/2010
RGM Securities, LLC	6/10/2010
Ronin Capital, LLC	6/8/2012
Rosenblatt Securities, Inc.	6/10/2010
Safra Securities Corporation	6/10/2010
Sanford C. Bernstein & Co., LLC	6/10/2010
Scotia Capital (USA), Inc.	6/10/2010
Scottrade, Inc.	6/10/2010
Seven Points Capital, LLC	6/10/2010
SG Americas Securities, LLC	6/10/2010
SpeedRoute, LLC	11/10/2011
Spot Trading, LLC	1/25/2013
SQT Trading, LLC	12/10/2012
State Street Global Markets, LLC	6/10/2010
Stifel, Nicolaus & Company, Incorporated	6/10/2010
Stock USA Execution Services, Inc.	6/10/2010
Sun Trading, LLC	6/10/2010
SunGard Brokerage & Securities Services LLC	6/10/2010
SunTrust Robinson Humphrey, Inc.	6/10/2010
Susquehanna Capital Group	6/10/2010
Susquehanna Financial Group, LLLP	6/10/2010
TD Ameritrade Clearing, Inc.	6/10/2010
The Gaussian Group, LLC	6/10/2010
The Vertical Group, Inc.	6/10/2010
Themis Trading, LLC	6/10/2010
Tibra Trading America, LLC	9/22/2011
Tradebot Systems, Inc.	6/10/2010
Tradestation Securities, Inc.	6/10/2010
Two Sigma Securities, LLC	6/10/2010
UBS Securities, LLC	6/10/2010
Viewtrade Securities, Inc.	6/10/2010
Virtu Financial BD, LLC	6/10/2010
Virtu Financial Capital Markets, LLC	6/10/2010
Vision Financial Markets, LLC	7/13/2012
Volant Liquidity, LLC	6/10/2010
Wall Street Access	6/10/2010

Walleye Trading, LLC	6/10/2010
Wedbush Securities, Inc.	6/10/2010
Wells Fargo Prime Services, LLC	6/10/2010
Wells Fargo Securities, LLC	6/10/2010
White Bay PT, LLC	8/17/2012
Wolverine Execution Services	6/10/2010
Xambala Capital, LLC	2/17/2012
XR Securities, LLC	6/10/2010

EDGX Exchange

Address 1:	Address 2:	City:	State:
One Battery Park Plaza	6th Floor	New York	NY
175 W. Jackson Blvd	4th Floor	Chicago	IL
235 East Lake Street		Wayzata	MN
45 Broadway	24th Floor	New York	NY
3 World Trade Center	Suite 34F	New York	NY
440 S. LaSalle Street	Suite 1200	Chicago	IL
380 Madison Ave	4th Floor	New York	NY
140 E. 45th Street	11th Floor	New York	NY
1700 Pacific Avenue		Dallas	TX
100 S. Wacker Dr.	Suite 1800	Chicago	IL
12 East Wall Street		Mt Pleasant	SC
745 7th Avenue		New York	NY
8050 Marshal Drive	Suite 120	Lenexa	KS
40 Wall Street	40th Floor	New York	NY
10 S. Riverside Plaza	Suite 2100	Chicago	IL
731 Lexington Avenue		New York	NY
311 S. Wacker Drive	Suite 2000	Chicago	IL
787 Seventh Avenue		New York	NY
450 Sansome Street		San Francisco	CA
120 Broadway	20th Floor	New York	NY
99 High Street		Boston	MA
110 East 59th Street	15th Floor	New York	NY
1601 Elm Street	Suite 3900	Dallas	TX
110 E. 59th Street	2nd Floor	New York	NY
141 W. Jackson	Suite 2201A	Chicago	IL
131 South Dearborn Street	32nd Floor	Chicago	IL
390-388 Greenwich Street		New York	NY
1633 Broadway	48th Floor	New York	NY
11175 Cicero Drive	200 Milton Park, Suite 575	Alpharetta	GA
1221 Avenue of the Americas		New York	NY
599 Lexington Avenue	21st Floor	New York	NY
1301 Avenue of the Americas	16th Floor	New York	NY
11 Madison Avenue	3rd Floor	New York	NY
111 Broadway	10th Floor	New York	NY
230 S. Lasalle Street	Suite 400	Chicago	IL
545 Washington Blvd.	6th Floor	Jersey City	NJ
60 Wall Street		New York	NY
540 West Madison Street	Suite 2500	Chicago	IL
141. W. Jackson Street	Suite 3510	Chicago	IL
660 S. Figueroa Street	Suite 1450	Los Angeles	CA
440 S. Lasalle Street	Suite 2101	Chicago	IL
90 Park Avenue	5th Floor	New York	NY
440 S. Lasalle Street	Suite 3030	Chicago	IL
55 Broad Street	27th Floor	New York	NY

10 Glenville Street		Greenwich	CT
20277 Valley Blvd.	Suite A10	Walnut	CA
440 S. LaSalle Street	Suite 1654	Chicago	IL
85 Broad Street		New York	NY
83 Jobs Lane		South Hampton	NY
33 Whitehall Street	6th Floor	New York	NY
755 Secaucus Road	Suite F1110	Secacaus	NJ
1177 Avenue of the Americas	2nd Floor	New York	NY
32 Old Slip	30th Floor	New York	NY
Harborside Financial Center, 1100 Plaza 5	12th Floor	Jersey City	NJ
233 South Wacker Street	Suite 4300	Chicago	IL
2000 Avenue of the Stars	Suite 900-S	Los Angeles	CA
3 Times Square	7th Floor	New York	NY
One Penwick Plaza	2nd Floor	Greenwich	CT
767 Fifth Avenue		New York	NY
601 S. LaSalle Street	Suite 300	Chicago	IL
One Liberty Plaza, 165 Broadway		New York	NY
383 Madison Avenue		New York	NY
One New York Plaza	33rd Floor	New York	NY
520 Madison Avenue	11th Floor	New York	NY
521 Madison Avenue	11th Floor	New York	NY
600 W. Chicago	#825	Chicago	IL
787 Seventh Avenue	4th Floor	New York	NY
545 Washington Blvd.	2nd Floor	Jersey City	NJ
377 Broadway	10th Floor	New York	NY
388 Greenwich Street	29th Floor	New York	NY
30 Rockefella Plaza	60th Floor	New York	NY
One Federal Street	37th Floor	Boston	MA
45 Broadway	32nd Floor	New York	NY
165 Broadway	52nd Floor	New York	NY
500 North Broadway	Suite 142	Jericho	NY
625 Broadway	12th Floor	New York	NY
125 West 55th Street	Level 22	New York	NY
222 Broadway - 6th Floor	NY3-222-06--17	New York	NY
One Bryant Park	6th Floor	New York	NY
810 7th Avenue	Suite 2200	New York	NY
1633 Broadway	29th Floor	New York	NY
300 First Stamford Place	4th Floor East	Stamford	CT
1900 Market Street	Suite 616	Philadelphia	PA
1 New York Plaza		New York	NY
One Liberty Plaza	1650 Broadway	New York	NY
200 Seaport Blvd	Mail Zone Z1N	Boston	MA
630 5th Avenue	Suite 500	New York	NY
2 World Financial Center	Bldg. B, 6th Floor	New York	NY
50 South LaSalle Street		Chicago	IL
150 N. Michigan Avenue	Suite 3700	Chicago	IL
141 W. Jackson Blvd.	Suite 210	Chicago	IL

601 S. LaSalle Street	3rd Floor	Chicago	IL
300 Madison Ave	5th Floor	New York	NY
2624 Patriot Blvd		Glenview	IL
One Pershing Plaza		Jersey City	NJ
120 Broadway	Suite 2010-01	New York	NY
1000 de la Gauchetiere Ouest	Bureau 3100	Montreal	Quebec
800 Nicollet Mall		Minneapolis	MN
2 Seaport Lane	5th Floor	Boston	MA
30 Montgomery Street		Jersey City	NJ
4200 Montrose Blvd	Suite 200	Houston	TX
452 Fifth Ave	12th Floor	New York	NY
60 S. Sixth Street		Minneapolis	MN
221 West 6th Street	Suite 2030	Austin	TX
350 North Orleans Street	Suite 2N	Chicago	IL
20 Broad Street	Suite 2602	New York	NY
546 Fifth Avenue		New York	NY
One North Lexington Ave	17th Floor	White Plains	NY
165 Broadway	25th Floor	New York	NY
12800 Corporate Hill Drive		St. Louis	MO
825 Third Avenue	2nd Floor	New York	NY
480 Washington Blvd.	21st. Floor	Jersey City	NJ
30 Broad Street	22nd Floor	New York	NY
440 S. LaSalle Street	Suite 2800	Chicago	IL
48 Wall Street	11th Floor	New York	NY
One Lincoln Street	5th Floor	Boston	MA
501 North Broadway		St. Louis	MO
1717 Route 6	Suite 102	Carmel	NY
100 S. Wacker	Suite 300	Chicago	IL
545 Washington Blvd.	7th Floor	Jersey City	NJ
303 Peach Tree Road NE		Atlanta	GA
401 City Avenue	Suite 220	Philadelphia	PA
401 City Avenue	Suite 221	Philadelphia	PA
1005 N. Ameritrade Place		Bellevue	NE
2 Rector Street	3rd Fdloor	New York	NY
417 Fifth Avenue	6th Floor	New York	NY
10 Town Square	Suite 100	Chatham	NJ
175 W. Jackson Blsd.	Suite 497	Chicago	IL
1251 NW Briarcliff Parkway	Suite 700	Kansas City	MO
8050 SW 10th Street	Suite 2000	Plantation	FL
379 West Broadway	3rd Floor	New York	NY
677 Washington Blvd		Stamford	CT
7280 West Palmeto	Suite 105	Boca Raton	FL
645 Madison Avenue	16th Floor	New York	NY
1540 Second Street	3rd Floor	Santa Monica	CA
4 High Ridge Park	Suite 100	Stamford	CT
7 World Trade Center	Suite 3301	New York	NY
17 Battery Place	11th Floor	New York	NY

14601 27th Avenue N.	Suite 102	Plymouth	MN
1000 Wilshire Blvd	Suite 900	Los Angeles	CA
101 California St.	Suite 3050	San Fransisco	CA
301 S. College Street	TW-8	Charlotte	NC
140 Broadway	38th Floor	New York	NY
175 W.Jackson Blvd.	Suite 200	Chicago	IL
640 W. California Avenue	#220	Sunnyvale	CA
550 West Jackson Blvd.	Suite 1000	Chicago	IL

Postal Code:	Main Contact Phone:
10004	646-432-4000
60604	312-604-8195
55391	952-476-9500
10006	212-422-7282
10007	212-619-0190
60605	312-663-7260
10017	212-444-6100
10017	212-682-8833
75201	214-765-1170
60606	312-442-7046
29464	843-789-2166
10019	212-526-2180
66214	913-815-7228
10005	646-878-0005
60606	312-262-3420
10022	212-617-2617
60606	312-242-0516
10019	212-471-7095
94111	212-593-7510
10271	212-433-5470
02110	212-849-3904
10022	212-829-5250
75201	214-720-0504
10022	212-294-7730
60604	312-628-3020
60603	312-395-3116
10013	212-723-3065
10019	212-468-7595
30022	678-405-4200
10020	646-562-1530
10022	646-562-1554
10019	212-492-8845
10010	212-325-9578
10006	212-374-9797
60604	312-244-5400
07310	201-942-8225
10005	212-250-4931
60661	312-542-3226
60604	646-201-5022
90017	213-402-1562
60605	312-212-1815 Ext: 205
10016	212--331-6858
60605	312-294-7840
10004	646-747-0038

06831	212-273-7208
91789-2657	312-919-2831
60605	212-357-2583
10004	212-902-8466
11968	631-287-4633
10004	212-380-5189
07094	201-305-8888
10036	646-7450-2132
10005	212-293-1927
07311	212-513-9821
60606	312-275-5436
90067	310-246-3773
10036	212-310-7328
06830	312-542-6928
10153	212-710-6780
60605	312-935-0101
10006	212-444-6320
10179	212-622-5504
10004	212-651-6026
10022	646-805-5415
10022	646-805-5416
60654	312-205-8900
10019	212-887-8965
07310	212-479-2323
10013	646-472-1761
10013	212-519-8965
10020	212-632-1871
02110	212-277-6026
10006	212-344-5747 X: 1
10006	212-509-2300
11753	646-393-4777
10013	212-824-5505
10019	212-231-8095
10038	312-431-7203
10036	646-855-3894
10019	646-839-6105
10019	212-405-7088
06902	203-861-9060
19103	215-405-7280
10004	212-761-8936
10006	212-401-8982
02210	617-563-9722
10111	646-557-8664
10281	212-667-1632
60603	312-444-4331
60601	312-768-1641
60604	312-242-4644

60605	617-642-6120
10017	212-667-7221
60026	224-521-2494
07399	201-413-3235
10271	646-701-6120
H3B 4W5	514-350-6258
55402	612-303-6200
02210	617-855-8722
07302	646-214-5600
77006	713-333-3704
10018	212-832-6258
55402	612-373-1958
78701	512-807-5303
60654	312-244-5201
10005	212-607-3132
10010	212-704-9342
10601	212-756-4633
10006	212-225-6762
63131	314-965-1555 EXT: 6402
10022	212-760-0760
07310	212-278-5231
10005	855-773-3310
60605	312-362-4550
10005	212-918-4888
02111	617-664-4809
63102	443-224-1987
10512	845-225-5132
60606	312-724-4728
07310	201-356-1400
30326	404-926-5596
19004	610-617-2816
19004	610-747-1599
68005	817-490-2613
10006	212-659-3882
10016	212-430-3555
07928	973-665-9600
60604	312-780-0708
64116	816-285-6426
33324	954-652-7715
10012	646-292-6425
06901	203-719-1780
33432	561-620-0306
10022	212-418-0188
90401	310-595-0119
06905-1325	203-614-0077
10007	646-484-3002
10004	212-232-5602

55447	952-345-5230
90017	213-688-8091
94111	415-848-4067
28288	212-214-6202
10005	646-374-1725
60604	312- 884-4000
94086	408-990-1940
60661	312-244-4672

Exhibit N

Exhibit Request:

Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Response:

A list of securities admitted to unlisted trading privileges is submitted in response to Exhibit N. Items 1, 3, and 4 are not applicable since the Exchange is not a listing exchange.

A	AGILENT TECHNOLOGIES INC
AA	ALCOA INC
AA/PR	ALCOA INC
AACC	ASSET ACCEPTANCE CPTL CORP
AADR	WCM / BNY MELLON FOC GRW ADR ETF
AAIT	ISHARES MSCI ALL COUNTRY ASIA INFO TECH
AAME	ATLANTIC AMERN CORP
AAN	AARON'S INCORPORATED
AAON	AAON INC
AAP	ADVANCE AUTO PARTS INC
AAPL	APPLE INC
AAT	AMERICAN ASSETS TRUST INC
AAU	ALMADEN MINERALS LTD
AAV	ADVANTAGE OIL & GAS LTD
AAWW	ATLAS AIR WRLDWIDE HLDGS NEW
AAXJ	ISH MSCI ALL CNT ASIA EX JPN INDX FD
AB	ALLIANCEBERNSTEIN HLDNG L.P
ABAX	ABAXIS INC
ABB	ABB LTD
ABBV	ABBVIE INC
ABC	AMERISOURCEBERGEN CORP
ABCB	AMERIS BANCORP
ABCD	Cambium Learning Group Inc
ABCO	ADVISORY BOARD COMPANY (THE)
ABFS	ARKANSAS BEST CORP DEL
ABG	ASBURY AUTOMOTIVE GROUP INC
ABI	PPN LNK TO DJIA 5/8/14
ABIO	ARCA BIOPHARMA INC NEW
ABM	ABM INDS INC
ABMD	ABIOMED INC
ABR	ARBOR REALTY TRUST INC
ABR/PRA	ARBOR REALTY TRUST (A) 8.250%
ABR/PRB	ARBOR REALTY TRUST 7.75% (B)
ABT	ABBOTT LABS
ABTL	AUTOBYTEL INC
ABV	COMPANHIA DE BEBIDAS DAS AMER
ABV/C	AMBEV ON E
ABW/PRB	ASSOCIATED BANC-CORP REP 1/40 8% PFD B
ABX	BARRICK GOLD CORP
ACAD	ACADIA PHARMACEUTICALS INC
ACAS	AMERICAN CAPITAL LTD
ACAT	ARCTIC CAT INC
ACC	AMERICAN CAMPUS CMMTYS INC
ACCL	ACCELRYS INC
ACCO	ACCO BRANDS CORP
ACCU	ACCUVEST GLOBAL OPPORTUNITIES ETF
ACE	ACE LIMITED

ACET	ACETO CORP
ACFC	ATLANTIC COAST FINL CORP
ACFN	ACORN ENERGY INC
ACG	ALLIANCEBERNSTEIN INC FD
ACGL	ARCH CAPITAL GROUP LTD
ACH	ALUMINUM CORP CHINA LTD
ACHC	ACADIA HEALTHCARE COMPANY INC
ACHN	ACHILLION PHARMACEUTICALS
ACI	ARCH COAL INC
ACIM	SPDR MSCI ACWI IMI ETF
ACIW	ACI WORLDWIDE INC.
ACLS	AXCELIS TECHNOLOGIES INC
ACM	AECOM TECHNOLOGY CORP
ACMP	ACCESS MIDSTREAM PARTNERS L P
ACN	ACCENTURE PLC (IRELAND)
ACNB	ACNB CORP
ACO	AMCOL INTERNATIONAL CORP
ACOR	ACORDA THERAPEUTICS INC
ACP	AVENUE INCOME CREDIT STRATEGIES FD
ACPW	ACTIVE POWER INC
ACRE	ARES COMMERCIAL REAL ESTATE CORP
ACRX	ACELRX PHARMACEUTICALS INC
ACST	ACASTI PHARMA INC.
ACT	ACTAVIS INC
ACTG	ACACIA RESEARCH
ACTS	ACTIONS SEMICONDUCTOR CO
ACTV	ACTIVE NETWORK INC
ACU	ACME UNITED CORP
ACUR	ACURA PHARMACEUTICALS INC NEW
ACW	ACCURIDE CORP NEW
ACWI	iShares MSCI ACWI Index Fund
ACWV	ISHARES MSCI ALL COUNTRY WLD MINIMUM VOL
ACWX	iShares MSCI ACWI ex US Index Fund
ACXM	ACXIOM CORP
ACY	AEROCENTURY CORP
ADAT	AUTHENTIDATE HOLDING CORP
ADBE	ADOBE SYSTEMS INC
ADC	AGREE REALTY CORP
ADEP	ADEPT TECH INC NEW
ADES	ADA-ES INC
ADGE	AMERICAN DG ENERGY INC
ADHD	ALCOBRA LTD.
ADI	ANALOG DEVICES INC
ADK	ADCARE HEALTH SYSTEMS INC
ADK/PRA	ADCARE HEALTH SYSTEMS INC 10.875% (A)
ADM	ARCHER DANIELS MIDLAND CO
ADNC	AUDIENCE INC

ADP	AUTOMATIC DATA PROCESSING
ADRA	BLDRS Asia 50 ADR Index Fund
ADRD	BLDRS DEVELOPED MKT 100 ADR INDX FD
ADRE	BLDRS EMERGING MKTS 50 ADR INDX FD
ADRU	BLDRS EUROPE 100 ADR INDEX FD
ADS	ALLIANCE DATA SYS CORP
ADSK	AUTODESK INC
ADT	ADT CORPORATION
ADTN	ADTRAN INC
ADUS	ADDUS HOMECARE CORPORATION
ADVS	ADVENT SOFTWARE INC
ADX	ADAMS EXPRESS CO
ADY	FEIHE INTERNATIONAL INC
ADZ	DB AGRICULTURE SHORT
AE	ADAMS RES & ENERGY INC
AEB	AEGON N.V. PERP. CAP
AEC	ASSOCIATED ESTATES RLTY CORP
AED	AEGON N.V.
AEE	AMEREN CORPORATION
AEF	AEGON N.V. 7.25%
AEG	AEGON NV
AEGN	AEGION CORP
AEGR	AEGERION PHARMACEUTICALS INC
AEH	AEGON N.V.
AEHR	AEHR TEST SYST
AEIS	ADVANCED ENERGY INDS INC
AEK	AEGON N V 8% NOTES 2/15/42
AEL	AMERICAN EQ INVT LIFE HLDG CO
AEM	AGNICO EAGLE MINES LTD
AEO	AMERICAN EAGLE OUTFITTERS NEW
AEP	AMERICAN ELECTRIC POWER INC
AEPI	AEP INDS INC
AER	AERCAP HOLDINGS N.V.
AERL	Asia Entertainment & Res Ltd.
AES	AES CORPORATION
AES/PRC	AES TRUST III
AET	AETNA INC NEW
AETI	AMERICAN ELECTRIC TECHN INC.
AEV	AEGON NV
AEY	ADDVANTAGE TECH GROUP INC
AEZS	AETERNA ZENTARIS INC
AF	ASTORIA FINANCIAL CORP
AF/PRC	ASTORIA FINANCIAL CORPORATION 6.50% (C)
AFA	AMERICAN FINL GRP OHIO 5.75% NTS 8/25/42
AFAM	ALMOST FAMILY INC
AFB	ALLIANCEBERNSTEIN NATL MUNI
AFC	ALLIED CAPITAL CORPORATION

AFCB	ATHENS BANCSHARES CORPORATION
AFCE	AFC ENTERPRISES INC
AFF	AMERICAN INTERNATIONAL GROUP
AFFX	AFFYMETRIX INC
AFFY	AFFYMAX INC.
AFG	AMERICAN FINL GROUP INC
AFH	ATLAS FINANCIAL HOLDINGS INC
AFK	MARKET VECTORS AFRICA ETF
AFL	AFLAC INCORPORATED
AFM	AFFILIATED MANAGERS GP 5.25% NT 10/15/22
AFOP	ALLIANCE FIBER OPTIC PRODUCTS INC
AFQ	AMERICAN FINANCIAL GROUP INC
AFSD	AFLAC INC 5.5% DEBS 9/15/52
AFSI	AMTRUST FINANCIAL SVCS INC
AFT	APOLLO SR FLOATING RATE FD INC
AFW	AMERICAN FINL GROUP OHIO 6.375% NTS 6/12
AG	FIRST MAJESTIC SILVER CORP
AGA	DB AGRICULTURE DOUBLE SHORT
AGC	ADVENT CLAYMORE CONV SECS & INCOME FD II
AGCO	AGCO CORP
AGD	ALPINE GLOBAL DYN DIV FD
AGEM	EGShares GEMS Composite ETF
AGEN	AGENUS INC
AGF	DB AGRICULTURE LONG
AGG	ISHARES CORE TOTAL US BOND MKT ETF
AGI	ALAMOS GOLD INC
AGI/WI	ALAMOS GOLD INC
AGII	ARGO GROUP INTL HOLDINGS LTD
AGIIL	ARGO GROUP INTL HLDGS LTD 6.50% 9/15/42
AGLS	ACCUVEST GLOBAL LONG SHORT ETF
AGM	FED AGRICULTURAL MTG CORP
AGM/A	FED AGRICULTURAL MTG CORP
AGM/PRA	FEDERAL AGRICLUTURAL MORTGAGE 5.875%
AGN	ALLERGAN INC
AGNC	AMERICAN CAPITAL AGENCY CORP
AGNCP	AMERICAN CAPITAL AGENCY CORP
AGO	ASSURED GUARANTY LTD
AGO/PRB	ASSURED GUARANTY LTD
AGO/PRE	ASSURED GUARANTY LTD
AGO/PRF	ASSURED GUARANTY LTD
AGOL	ETFS ASIAN GOLD TRUST
AGQ	PROSHARES ULTRA SILVER
AGRO	ADECOAGRO S A
AGU	AGRIUM INC
AGX	ARGAN INC
AGYS	AGILYSYS INC
AGZ	ISHRS BARCLAYS AGENCY BD

AH	ACCRETIVE HEALTH INC
AHB	SAFETY FIRST TRUST 9/12/2013
AHC	A.H. BELO CORPORATION
AHGP	ALLIANCE HOLDINGS GP L.P.
AHH	ARMADA HOFFLER PROPERTIES INC
AHL	ASPEN INSURANCE HLDGS LTD
AHL/PRA	ASPEN INSURANCE HOLD LTD
AHL/PRB	ASPEN INSURANCE HOLD LTD 7.25%
AHL/PRC	ASPEN INSURANCE HLDGS 5.95% PFD FIX-FLT
AHPI	ALLIED HEALTHCARE PRODS
AHS	AMN HEALTHCARE SVCS INC
AHT	ASHFORD HOSPITALITY TR INC
AHT/PRA	ASHFORD HOSPITALITY TR INC
AHT/PRD	ASHFORD HOSPITALITY TR INC
AHT/PRE	ASHFORD HOSPITALITY TRUST INC
AHY	SAFETY FIRST TRUST
AI	ARLINGTON ASSET INVESTMENT CP
AIA	ISHARES S&P ASIA INDEX FD
AIB	APOLLO INVESTMENT CP 6.625% NT 10/15/42
AIF	APOLLO TACTICAL INCOME FD INC
AIG	AMERICAN INTL GROUP NEW
AIG/WS	AMERICAN INTERNATIONAL GROUP INC
AIM	AEROSONIC CORP
AIMC	ALTRA HOLDINGS INC.
AIN	ALBANY INTL CORP NEW
AINV	APOLLO INVESTMENT COR
AIQ	ALLIANCE HEALTHCARE SERVICES INC
AIR	AAR CORP
AIRM	AIR METHODS CORP
AIRT	AIR T INC
AIT	APPLIED INDUSTRIAL TECH INC
AIV	APARTMENT INVT & MGMT CO
AIV/PRZ	APARTMENT INVESTMENT & MANAGEMENT CO
AIW	ARLINGTON ASSET INVT 6.625% NTS 5/1/23
AIXG	AIXTRON SE
AIZ	ASSURANT INC
AJB	SAFETY FT ON S&P 500 3/27/14
AJG	ARTHUR J GALLAGHER & CO
AKAM	AKAMAI TECHNOLOGIES INC
AKG	ASANKO GOLD INC
AKO/A	ANDINA-B-
AKO/B	ANDINA-B-
AKP	ALLIANCE CA MUNI INCOME FUND
AKR	ACADIA REALTY TRUST
AKRX	AKORN INC
AKS	AK STEEL HOLDING CORP
AL	AIR LEASE CORP

ALB	ALBEMARLE CORP
ALC	ASSISTED LIVING CONCEPTS (NEW)
ALCO	ALICO INC
ALCS	ALCO STORES INC
ALD	WISDOMTREE ASIA LOCAL DEBT FUND
ALDW	ALON USA PARTNERS LP
ALE	ALLETE INC
ALEX	ALEXANDER & BALDWIN INC NEW
ALFA	ALPHACLONE ALTERNATIVE ALPHA ETF
ALG	ALAMO GROUP INC
ALGN	ALIGN TECHNOLGY INC
ALGT	ALLEGIANT TRAVEL COMPANY
ALIM	ALIMERA SCIENCES, INC
ALJ	ALON USA ENERGY INC
ALK	ALASKA AIR GROUP INC
ALKS	ALKERMES PLC
ALL	ALLSTATE CORPORATION
ALL/PRB	ALLSTATE CORP 5.1% FIX-FLT DEB 1/15/53
ALLB	ALLIANCE BANCORP INC OF PENNSYLVANIA
ALLT	ALLOT COMMS LTD
ALLY/PRA	GMAC CAPITAL TR I 2/15/40
ALLY/PRB	ALLY FINANCIAL INC
ALN	AMERICAN LORAIN CORP
ALNY	ALNYLAM PHARMACEUTICALS
ALOG	ANALOGIC CORP
ALOT	ASTRO MED INC NEW
ALP/PRN	ALABAMA PWR CO
ALP/PRO	ALABAMA PWR CO
ALP/PRP	ALABAMA PWR CO
ALR	ALERE INC
ALR/PRB	ALERE INC
ALSK	ALASKA COMM SYSTEMS GROUP
ALSN	ALLISON TRANSMISSION HOLDINGS INC
ALTI	ALTAIR NANOTECHNOLOGIES INC
ALTL	RBS US LARGE CAP ALTERNATOR ETN
ALTR	ALTERA CORP
ALTV	ALTEVA
ALU	ALCATEL-LUCENT
ALV	AUTOLIV INC
ALVR	ALVARION LTD NEW
ALX	ALEXANDERS INC
ALXA	ALEXZA PHARMACEUTICALS INC
ALXN	ALEXION PHARMACEUTICALS
AM	AMERICAN GREETINGS CORP
AMAG	AMAG PHARMACEUTICALS INC.
AMAP	AUTONAVI HLDGS LTD
AMAT	APPLIED MATERIALS INC

AMBA	AMBARELLA INC
AMBC	AMBAC FINANCIAL GROUP INC
AMBCW	AMBAC FINANCIAL GROUP INC 4/30/23
AMBI	AMBIT BIOSCIENCES CORPORATION
AMBO	AMBOW EDUCATION HOLDING LTD
AMBT	AMBIENT CORP
AMCC	APPLIED MICRO CIRCUITS CORP
AMCF	ANDATEE CHINA MARINE FUEL SVC CORP
AMCN	AIRMEDIA GROUP INC
AMCX	AMC NETWORKS INC (A)
AMD	ADVANCED MICRO DEVICES INC
AME	AMETEK INC
AMED	AMEDISYS INC
AMG	AFFILIATED MANAGERS GRP INC
AMGN	AMGEN INC
AMIC	AMERICAN INDEPENDENCE CORP
AMID	AMERICAN MIDSTREAM PARTNERS LP
AMJ	JP MORGAN ALERIAN MLP 5/24/24
AMKR	AMKOR TECHNOLOGY INC
AMLP	ALERIAN MLP ETF
AMM	SAFETY FIRST TRUST
AMNB	AMERICAN NATL BANKSH DANVL V
AMOT	ALLIED MOTION TECHNOLOGIES
AMOV	AMERICA MOVIL SAB DE CV ADS
AMP	AMERIPRISE FINANCIAL, INC
AMP/PRA	AMERIPRISE FINANCIAL INC
AMPE	AMPIO PHARMACEUTICALS INC
AMPS	ISHARES UTILITIES SECTOR BOND FUND
AMRB	AMERICAN RIVER BANKSHARES
AMRC	AMERESCO INC
AMRE	AMREIT INC NEW
AMRI	ALBANY MOLECULAR RESRCH INC
AMRN	AMARIN CORP PLC
AMRS	AMYRIS INC
AMS	AMERICAN SHARED HOSP SVC
AMSC	AMERICAN SUPERCONDUCTOR CP
AMSF	AMERISAFE INC
AMSG	AMSURG CORP
AMSWA	AMERICAN SOFTWARE INC
AMT	AMERICAN TOWER REIT
AMTD	TD AMERITRADE HLDG CORP
AMTG	APOLLO RESIDENTIAL MORTGAGE INC
AMTG/PRA	APOLLO RESIDENTIAL MORTGAGE INC 8.00%(A)
AMU	ETRACS ALERIAN MLP INDEX ETN
AMWD	AMERICAN WOODMARK CORP
AMX	AMERICA MOVIL S A B DE C V
AMZN	AMAZON.COM INC

AN	AUTONATION INC
ANAC	ANACOR PHARMACEUTICALS INC
ANAD	ANADIGICS INC
ANAT	AMERICAN NATL INS CO
ANCB	ANCHOR BANCORP
ANCI	AMERICAN CARESOURCE HOLDINGS INC
ANCX	ACCESS NATIONAL CORP
AND	GLOBAL X FTSE ANDEAN 40 ETF
ANDA	ANDINA ACQUISITION CORPORATION
ANDAU	ANDINA ACQUISITION CORPORATION
ANDAW	ANDINA ACQUISITION CORPORATION
ANDE	ANDERSONS INC
ANEN	ANAREN INC
ANF	ABERCROMBIE & FITCH CO
ANFI	AMIRA NATURE FOODS LTD
ANGI	ANGIE'S LIST, INC.
ANGL	MARKET VECTORS FALLEN ANGEL HIGH YLD BD
ANGO	ANGIODYNAMICS INC
ANH	ANWORTH MORTGAGE ASSET CORP
ANH/PRA	ANWORTH MORTGAGE ASSET CORP PFD
ANH/PRB	ANWORTH MORTGAGE ASSET
ANIK	ANIKA THERAPEUTICS INC
ANLY	ANALYSTS INTL CORP
ANN	ANN INC
ANR	ALPHA NATURAL RESOURCE INC
ANSS	ANSYS INC
ANTH	ANTHERA PHARMACEUTICALS INC
ANTP	PHAZAR CORP
ANV	ALLIED NEVADA GOLD CORP
ANW	AEGEAN MARINE PETRO NETWORK
AOA	ISHRS S&P AGGRESSIVE ALLOC
AOD	ALPINE TOTAL DYNAMIC DIV
AOI	ALLIANCE ONE INTL INC
AOK	ISHRS S&P CONSERVATIVE ALLO
AOL	AOL INC
AOM	ISHRS S&P MODERATE ALLO
AON	AON PLC (UK)
AOR	ISHRS S&P GROWTH ALLOCATION
AOS	SMITH A O CORP
AOSL	ALPHA AND OMEGA SEMICONDUCTOR LIMITED
AP	AMPCO PITT CORP
APA	APACHE CORP
APA/PRD	APACHE CORPORATION
APAGF	APCO OIL AND GAS INTL INC
APAM	ARTISAN PARTNERS ASSET MGMT INC CL A
APB	ASIA PACIFIC FUND INC
APC	ANADARKO PETROLEUM CORP

APD	AIR PRODS & CHEMS INC
APEI	AMERICAN PUBLIC EDUINC.
APF	MORGAN STANLEY ASIA PAC FD INC
APFC	AMERICAN PAC CORP
APH	AMPHENOL CORP
API	ADVANCED PHOTONIX INC
APL	ATLAS PIPELINE PARTNERS L.P.
APO	APOLLO GLOBAL MANAGEMENT LLC
APOG	APOGEE ENTERPRISES INC
APOL	APOLLO GROUP INC
APP	AMERICAN APPAREL INC
APPY	VENAXIS INC
APRI	APRICUS BIOSCIENCES INC
APSA	ALTO PALERMO SA
APT	ALPHA PRO TECH LTD
APTS	PREFERRED APARTMENT COMMUNITIES INC.
APU	AMERIGAS PARTNERS LP
APWC	ASIA PACIFIC WIRE & CABLE CORP LTD
AQ	ACQUITY GROUP LTD
AQQ	AMERICAN SPECTRUM REALTY INC
AQU	AQUASITION CORP
AQUUU	AQUASITION CORP
AQUUW	AQUASITION CORP
ARAY	ACCURAY INC
ARB	ARBITRON INC
ARC	ARC DOCUMENT SOLUTIONS INC
ARCC	ARES CAPITAL CORP
ARCI	APPLIANCE RECYCLNG CTRS AMER
ARCO	ARCOS DORADOS HOLDINGS INC
ARCP	AMERICAN REALTY CAPITAL PROPERTIES INC
ARCW	ARC GROUP WORLDWIDE INC
ARDC	ARES DYNAMIC CREDIT ALLOCATION FUND INC
ARDNA	ARDEN GRP INC
ARE	ALEXANDRIA REL ESTATE EQU INC
ARE/PRE	ALEXANDRIA RL EST EQUITIES INC 6.45(E)
AREX	APPROACH RESOURCES INC
ARG	AIRGAS INC
ARGT	GLOBAL X FTSE ARGENTINA 20 ETF
ARH/PRC	ARCH CAPITAL GROUP LTD 6.75 (C)
ARI	APOLLO COMMERCIAL RL EST FIN
ARI/PRA	APOLLO COMMERCIAL RL EST FIN 8.625% (A)
ARIA	ARIAD PHARMACEUTICALS
ARII	AMERICAN RAILCAR INDUSTRIES
ARK	BLACKROCK SENIOR HI INCM PTF
ARKR	ARK RESTAURANTS CORP
ARL	AMERICAN RLTY INVESTORS INC
ARLP	ALLIANCE RES PARTNERS L.P.

ARMH	ARM HOLDINGS PLC
ARN	ARES CAP CORP 7% SR NOTES 2/15/22
ARNA	ARENA PHARMACEUTICALS INC
ARO	AEROPOSTALE INC
AROW	ARROW FIN CORP
ARP	ATLAS RESOURCE PARTNERS L P
ARPI	AMERICAN RESIDENTIAL PROPERTIES INC
ARQL	ARQULE INC
ARR	ARMOUR RESIDENTIAL REIT INC
ARR/PRA	ARMOUR RESIDENTIAL REIT (A) 8.25% PFD A
ARR/PRB	ARMOUR RESIDENTIAL REIT INC (B)
ARR/WS	ARMOUR RESIDENTIAL REIT INC
ARRS	ARRIS GROUP INC NEW
ARRY	ARRAY BIOPHARMA INC
ARS	ALERIS CORPORATION
ARSD	ARABIAN AMERICAN DEVELOPMENT CO
ARTC	ARTHROCARE CORP
ARTNA	ARTESIAN RES CORP
ARTW	ARTS WAY MFG INC
ARTX	AROTECH CORPORATION
ARU	ARES CAPITAL CORP 5.875% NTS 10/1/22
ARUN	ARUBA NETWORKS, INC.
ARW	ARROW ELECTRONICS INC
ARWR	ARROWHEAD RESEARCH CORP NEW
ARX	AEROFLEX HOLDING CORP
ARY	ARES CAPITAL CORP 7.75 10/15/40
ASA	ASA GOLD AND PRECIOUS METALS LIMITED
ASBB	ASB BANCORP, INC
ASBC	ASSOCIATED BANC CORP
ASBCW	ASSOCIATED BANC CORP WTS 11/21/18
ASBI	AMERIANA BANCORP
ASCA	AMERISTAR CASINO
ASCMA	ASCENT CAPITAL GROUP INC (A)
ASDR	VELOCITYSHARES EMERGING ASIA DR ETF
ASEA	GLOBAL X FTSE ASEAN 40 ETF
ASEI	AMERICAN SCIENCE & ENGINEERING
ASFI	ASTA FUNDING
ASG	LIBERTY ALL STAR GROWTH FD
ASGN	ON ASSIGNMENT INC
ASH	ASHLAND INC NEW
ASI	AMERICAN SAFETY INSUR HLDGS
ASIA	ASIAINFO LINKAGE INC
ASM	AVINO SILVER & GOLD MINES LTD
ASMI	ASM INTERNATIONAL N.V.
ASML	ASML HOLDING NV NY REG SHS
ASNA	ASCENA RETAIL GROUP, INC.
ASP	AMERICAN STRATEGIC INC PTFL

ASPS	ALTISOURCE PTF SOLU SA
ASR	GRUPO AEROPORTUARIO DEL SURE
ASRV	AMERISERV FINANCIAL INC
ASRVP	AMERISERV FINANCIAL INC CAP
ASTC	ASTROTECH CORP
ASTE	ASTEC INDS INC
ASTI	ASCENT SOLAR TECHS INC
ASTM	AASTROM BIOSCIENCES INC NEW
ASTX	ASTEX PHARMACEUTICALS INC
ASUR	ASURE SOFTWARE INC
ASX	ADVANCED SEMICONDUCTOR ENGINEERING INC
ASYS	AMTECH SYSTEMS INC
AT	ATLANTIC POWER CORP
ATA	SAFETY FIRST TRUST 03/06/14
ATAI	ATA INC
ATAX	AMERICA FIRST TAX EXMP INVEST
ATE	ADVANTEST CORPORATION
ATEA	ASTEA INTERNATIONAL INC
ATEC	ALPHATEC HOLDINGS INC
ATHN	ATHENAHEALTH INC.
ATHX	ATHERSYS INC
ATI	ALLEGHENY TECHNOLOGIES INC
ATK	ALLIANT TECHSYSTEMS INC
ATL	ATLATSA RESOURCES CORPORATION
ATLC	ATLANTICUS HLDGS CORP
ATLO	AMES NATL CORP
ATLS	ATLAS ENERGY L P
ATMI	ATMI INC
ATML	ATMEL CORP
ATMP	BARCLAYS ETN PLUS SELECT MLP ETN 3/43
ATNI	ATLANTIC TELE NETWORK INC
ATNY	API TECHNOLOGIES CORP
ATO	ATMOS ENERGY CORP
ATOS	ATOSSA GENETICS INC
ATR	APTARGROUP INC
ATRC	ATRICURE INC
ATRI	ATRION CORPORATION
ATRM	AETRIUM INC
ATRO	ASTRONICS CORP
ATRS	ANTARES PHARMA INCORPORATED
ATSG	AIR TRANSPORT SVCS GROUP INC
ATTU	ATTUNITY LIMITED
ATU	ACTUANT CORP NEW
ATV	ACORN INTERNATIONAL
ATVI	ACTIVISION BLIZZARD INC
ATW	ATWOOD OCEANICS INC
ATX	A.T. CROSS CO

AU	ANGLOGOLD ASHANTI LIMITED
AU/PRA	ANGLOGOLD ASHANTI HOLDINGS FINANCIAL PLC
AUBN	AUBURN NATL BANCORP
AUD	PIMCO AUSTRALIA BOND INDEX ETF
AUDC	AUDIOCODES LTD
AUMN	GOLDEN MINERALS CO
AUNZ	WisdomTree Australia & New Zealand Debt
AUO	AU OPTRONICS CORP
AUQ	AURICO GOLD INC
AUSE	WISDOM TREE AUSTRALIA DIVIDEND
AUXL	AUXILIUM PHARMACEUTICALS INC
AUY	YAMANA GOLD INC
AV	AVIVA PLC
AVA	AVISTA CORP
AVAV	AEROVIRONMENT INC
AVB	AVALONBAY COMMUNITIES INC
AVD	AMERICAN VANGUARD CORP
AVEO	AVEO PHARMACEUTICALS INC
AVG	AVG TECHNOLOGIES N V
AVGO	AVAGO TECH LTD
AVHI	AV HOMES INC
AVID	AVID TECH INC
AVIV	AVIV REIT INC
AVK	ADVENT CLAYMORE CV SECS&INCM
AVL	AVALON RARE METALS INC
AVNR	AVANIR PHARMACEUTICALS INC
AVNW	AVIAT NETWORKS INC
AVP	AVON PRODUCTS INC
AVT	AVNET INC
AVV	AVIVA PLC 12/1/2041
AVX	AVX CORPORATION
AVY	AVERY DENNISON CORP
AWAY	HOMEAWAY INC
AWC	ALUMINA LIMITED
AWF	ALLIANCE BERNSTEIN GL HIGH INC
AWH	ALLIED WORLD ASSURANCE CO
AWI	ARMSTRONG WORLD INDS INC
AWK	AMERICAN WATER WORKS CO
AWP	ALPINE GLBL PREMIER PPTY FD
AWR	AMERICAN STATES WTR CO
AWRE	AWARE INC
AWX	AVALON HOLDINGS CORP
AXAS	ABRAXAS PETROLEUM CORP
AXDI	ISH MSCI ACWI EX US CONS DISCR
AXDX	ACCELERATE DIAGNOSTICS INC
AXE	ANIXTER INTL INC
AXEN	ISH MSCI ACWI EX US ENERGY SECTOR

AXFN	ISH MSCI ACWI EX US FIN SECTOR INDX
AXHE	ISH MSCI ACWI EX US HEALTH CARE
AXID	ISHARES MSCI ACWI EX US INDUS SECT
AXIT	ISHARES MSCI ACWI EX US INFO TECH
AXJL	WISDOM TREE ASIA PACIFIC EX JAPAN
AXJS	ISH MSCI ALL COUNTRY ASIA EX JPN SM CAP
AXL	AMERICAN AXLE&MFG HLDGS INC
AXLL	AXIALL CORP
AXMT	ISHARES MSCI ACWI EX US MATERIALS SECTOR
AXN	AOXING PHARMA CO INC
AXP	AMERICAN EXPRESS CO
AXR	AMREP CORP
AXS	AXIS CAPITAL HLDGS LTD
AXS/PRC	AXIS CAPITAL HLDGS LTD 6.875% PFD SER C
AXS/PRD	AXIS CAPITAL HLDGS LTD 5.50% PFD SER D
AXSL	ISHARES MSCI ACWI EX US CONS STAP
AXTE	ISHARES MSCI ACWI EX US TELECOM SVCS
AXTI	AXT INC
AXU	ALEXCO RESOURCE CORP
AXUT	ISHARES MSCI ACWI EX US UTILITIES SECTOR
AXX	ALDERON IRON ORE CORP
AYI	ACUITY BRANDS INC
AYN	ALLIANCE NY MUNI INCM FUND
AYR	AIRCASTLE LIMITED
AYT	iPATH GEMS ASIA 8
AZC	AUGUSTA RESOURCE CORP
AZIA	GLOBAL X CENTRAL ASIA & MONGOLIA ETF
AZK	AURIZON MINES LTD
AZN	ASTRAZENECA P L C
AZO	AUTOZONE INC (NEV)
AZPN	ASPEN TECHNOLOGY INC
AZZ	AZZ INCORPORATED
AZZST	Test Symbol
B	BARNES GRP INC
BA	BOEING COMPANY
BAA	BANRO CORP
BAB	POWERSHARES BUILD AMERICA BOND
BABS	SPDR NUVEEN BARCLAYS BLD AMR BD ETF
BABY	NATUS MEDICAL INCORPORATED
BABZ	PIMCO BUILD AMERICA BOND STRATEGY FUND E
BAC	BANK OF AMERICA CORP NEW
BAC/PRD	BANK OF AMERICA 6.204% PFD D
BAC/PRE	BANK OF AMERICA CORP PFD E
BAC/PRI	BANK AMERICA CORPORATION
BAC/PRJ	BANK OF AMERICA CORP
BAC/PRL	BANK OF AMERICA CORP
BAC/PRZ	BAC CAPITAL TRUST VIII

BAC/WSA	BANK OF AMERICA CORP
BAC/WSB	BANK OF AMERICA CORP
BAF	BEN INT BLACKROCK MUNI INCM INVT QUAL
BAGL	EINSTEIN NOAH RESTAURANT GROUP, INC NEW
BAGR	DIVERSIFIED RESTAURANT HOLDINGS INC
BAH	BOOZ ALLEN HAMILTON HOLDING CORPORATION
BAK	BRASKEM S A
BAL	IPATH DJ-UBS COTTON
BALT	BALTIC TRADING LTD
BAM	BROOKFIELD ASSET MANAGEMENT INC.
BAMM	BOOKS A-MILLION INC
BANC	FIRST PACTRUST BANCORP INC
BANCL	FIRST PACTRUST BANCORP INC SR NT 4/15/20
BANF	BANCFIRST CORP
BANFP	BANCFIRST CORP
BANR	BANNER CORPORATION
BAP	CREDICORP LTD
BARL	MS S&P500 OIL ETNS
BAS	BASIC ENERGY SERVICES INC.
BASI	BIOANALYTICAL SYSTEMS INC
BAX	BAXTER INTL INC
BBBY	BED BATH & BEYOND INC
BBCN	BBCN BANCORP INC
BBD	BANCO BRADESCO S A NEW
BBDO	BANCO BRADESCO S A
BBEP	BREITBURN ENERGY PARTNERS
BBF	BLACKROCK MUNI INCM TR
BBG	BILL BARRETT CORP
BBGI	BEASLEY BROADCAST GRP INC
BBH	MKT VECTORS BIOTECH ETF
BBK	BLACKROCK MUNI BOND TRUST
BBL	BHP BILLITON PLC
BBN	BLACKROCK BUILD AMERICA BD TR
BBNK	BRIDGE CAPITAL HOLDINGS
BBOX	BLACK BOX CORPORATION
BBRC	EGSHARES BEYOND BRICS ETF
BBRG	BRAVO BRIO RESTAURANT GROUP INC
BBRY	RESEARCH IN MOTION LIMITED
BBSI	BARRETT BUSINESS SERVICES
BBT	BB&T CORP
BBT/PRD	BB&T CORP PFD SER D DEP SHS
BBT/PRE	BB&T CORP REP 1/1000TH PFD SER E
BBT/PRF	BB&T CORPORATION
BBT/PRG	BB&T CORPORATION
BBVA	BANCO BILBAO VIZCAYA ARGENTARIA
BBW	BUILD-A-BEAR WORKSHOP INC
BBX	BBX CAPITAL CORP

BBY	BEST BUY CO INC
BC	BRUNSWICK CORP
BCA	CORPBANCA
BCBP	BCB BANCORP INC
BCC	BOISE CASCADE COMPANY
BCE	BCE INC
BCEI	BONANZA CREEK ENERGY INC
BCF	BLACKROCK REAL ASSET EQTY TR
BCH	BANCO DE CHILE
BCM	IPATH PURE BETA BROAD COMMODITY ETN
BCO	BRINKS COMPANY (THE)
BCOM	B COMMUNICATIONS LTD
BCOR	BLUCORA INC
BCOV	BRIGHTCOVE INC
BCPC	BALCHEM CORP
BCR	BARD C R INC
BCRX	BIOCRYST PHARMACEUTICALS INC
BCS	BARCLAYS PLC
BCS/PR	BARCLAYS BANK PLC
BCS/PRA	BARCLAYS BK PLC
BCS/PRC	BARCLAYS BK PLC
BCS/PRD	BARCLAYS BANK PLC
BCSB	BCSB BANCORP
BCV	BANCROFT FUND LTD
BCX	BLACKROCK RESOURCES & COMD STRA TR
BDBD	BOULDER BRANDS INC
BDC	BELDEN INC
BDCL	2X LEV LONG ETRACS WF BUSI DEV CO 5/41
BDCS	UBS AG E-TRACS LLNKD TO WELLS FARGO DEV
BDD	PWRSH DB BASE MET DBLE LONG
BDE	BLACK DIAMOND INC
BDG	PWRSH DB BASE MET LG
BDGE	BRIDGE BANCORP INC
BDJ	BLACKROCK ENHANCED EQUITY DIVIDEND TR
BDL	FLANIGANS ENTRPS INC
BDMS	BIRNER DENTAL MANAGEMENT SVC
BDN	BRANDYWINE REALTY TR
BDN/PRE	BRANDYWINE REALTY TR 6.9% PFD SER E
BDR	BLONDER TONGUE LABS INC
BDSI	BIODELIVERY SCIENCES INTL
BDX	BECTON DICKINSON & CO
BEAM	BEAM INC
BEAT	CARDIONET INC
BEAV	B/E AEROSPACE INC
BEBE	BEBE STORES INC
BECN	BEACON ROOFING SUPPLY INC
BEE	STRATEGIC HTLS & RESORTS INC

BEE/PRA	STRATEGIC HOTELS & RESORTS 8.50% PFD A
BEE/PRB	STRATEGIC HOTELS & RESORTS 8.25% PFD B
BEE/PRC	STRATEGIC HOTELS & RESORTS 8.25% PFD C
BELFA	BEL FUSE INC
BELFB	BEL FUSE INC
BEN	FRANKLIN RESOURCES INC
BERK	BERKSHIRE BANCORP INC NEW
BERY	BERRY PLASTICS GROUP INC
BF/A	BROWN FORMAN CORP
BF/B	BROWN FORMAN CORP
BFAM	BRIGHT HORIZONS FAMILY SOLUTIONS
BFIN	BANKFINANCIAL CORPORATION
BFK	BLACKROCK MUNI INCM TR
BFO	BLACKROCK FL MUNI2020 TRM TR
BFR	BBVA BANCO FRANCES S V
BFS	SAUL CENTERS INC
BFS/PRA	SAUL CENTERS INC
BFS/PRC	SAUL CENTERS INC 1/100TH 6.875% PFD C
BFY	BLACKROCK NY MUN INC TR II
BFZ	BLACKROCK CALIF MUNI INCM TR
BG	BUNGE LTD
BGB	BLACKSTONE /GSO STRATEGIC CREDIT FD
BGC	GENERAL CABLE CORP
BGCA	BGC PARTNERS INC 8.125% DUE 6/15/42
BGCP	BGC PARTNERS INC (A)
BGE/PRB	BGE CAPITAL TR II
BGFV	BIG 5 SPORTING CORP
BGG	BRIGGS & STRATTON CORP
BGH	BABSON CAP GLBL SHORT DURATION HIGH YLD
BGMD	BG MEDICINE INC
BGR	BLACKROCK ENERGY & RES TR
BGS	B&G FOODS INC
BGSC	BGS ACQUISITION CORP
BGSCU	BGS ACQUISITION CORP
BGSCW	BGS ACQUISITION CORP
BGT	BLACKROCK FLTG RATE INCOME
BGX	BLACKSTONE / GSO LONG SHORT CREDIT INCOM
BGY	BLACKROCK INTL GRWTH/INC TR
BH	BIGLARI HOLDINGS INC
BHB	BAR HARBOR BANKSHARES
BHD	BLACKROCK STRATEGIC BD TR
BHE	BENCHMARK ELECTRONICS INC
BHI	BAKER HUGHES INC
BHK	BLACKROCK CORE BOND TRUST
BHL	BLACKROCK DEF OPP CR TR
BHLB	BERKSHIRE HILLS BANCORP INC
BHP	BHP BILLITON LTD

BHV	BLACKROCK VIRGINIA MUN BD TR
BHY	BLACKROCK HIGH YIELD TRUST
BIB	PROSHARES ULTRA NASDAQ BIOTECH
BICK	FIRST TRUST BICK INDEX
BID	SOTHEBY 'S
BIDU	BAIDU INC
BIE	BENEFICIAL INT OF BLACKROCK MUNI
BIF	BOULDER GROWTH & INCM FD INC
BIG	BIG LOTS INC OHIO
BIIB	BIOGEN IDEC INC
BIK	SPDR IDX SH FDS S&P BRIC 40
BIL	SPDR BARLCAYS 1-3 MNTH T-BILL ETF
BIN	PROGRESSIVE WASTE SOLUTIONS LTD
BIO	BIO RAD LABORATORIES INC
BIO/B	BIO RAD LABORATORIES INC
BIOA/U	BIOAMBER INC
BIOD	BIODEL INC.
BIOF	BIOFUEL ENERGY CORP
BIOL	BIOLASE INC
BIOS	BIOSCRIP INC
BIP	BROOKFIELD INFRASTRUCTURE
BIR/PRA	BERKSHIRE INCOME REALTY INC
BIRT	ACTUATE CORPORATION
BIS	PROSH ULTRASHORT NASDAQ BIOTECH
BIT	BLACKROCK MULTI-SECTOR INCOME TR
BITA	BITAUTO HOLDINGS LTD
BIV	VANGUARD INTERMED-TERM BOND
BIZD	MARKET VECTORS BDC INCOME ETF
BJK	MARKET VECTORS GAMING ETF
BJRI	BJ'S RESTAURANTS INC
BJZ	BLACKROCK CA MUNI 2018 TERM
BK	BANK OF NEW YORK MELLON CORP
BK/PRC	BANK OF NY MELLON CORP (THE) (C)
BKCC	BLACKROCK KELSO CAP CORP
BKD	BROOKDALE SENIOR LIVING INC
BKE	BUCKLE INC
BKEP	BLUEKNIGHT ENERGY PARTNERS
BKEPP	BLUEKNIGHT ENERGY PARTNERS L.P. L.L.C
BKF	ISHARES MSCI BRIC INDEX FD
BKH	BLACK HILLS CORP
BKI	BUCKEYE TECHNOLOGIES INC
BKJ	BANCORP OF NEW JERSEY INC
BKK	BLACKROCK MUNI 2020 TERM TR
BKLN	POWERSHARES SENIOR LOAN PORTFOLIO
BKMU	BANK MUTUAL CORP
BKN	BLACKROCK INVT QUAL MUN TRU
BKOR	OAK RIDGE FIN SERVICES INC

BKR	BAKER MICHAEL CORP
BKS	BARNES & NOBLE INC
BKSC	BANK OF SOUTH CAROLINA CORP
BKT	BLACKROCK INCOME TR INC
BKU	BANKUNITED INC
BKW	BURGER KING WORLDWIDE INC
BKYF	BANK KENTUCKY FINL CP (THE)
BLC	BELO CORP
BLDP	BALLARD POWER SYSTEMS INC
BLDR	BUILDERS FIRSTSOURCE INC
BLE	BLACKROCK MUN INC TR II
BLH	BLACKROCK NY MUNI 2018 TM TR
BLIN	BRIDGELINE DIGITAL INC
BLJ	BLACKROCK NJ MUN BD TR
BLK	BLACKROCK INC
BLKB	BLACKBAUD INC
BLL	BALL CORP
BLMN	BLOOMIN' BRANDS INC
BLMT	BSB BANCORP INC
BLND	ETRACS DJ-UBS CMDY INDEX 2-4-6 BLEND FUT
BLNG	IPATH PURE BETA PRECIOUS METALS 4/18/41
BLOX	INFOBLOX INC
BLRX	BIOLINERX LTD
BLT	BLOUNT INTL INC NEW
BLV	VANGUARD LONG-TERM BOND
BLW	BLACKROCK LTD DURATION INC
BLX	BANCO LATINOAMERICANO COMERC
BMA	BANCO MACRO S.A.
BMC	BMC SOFTWARE INC
BME	BLACKROCK HEALTH SCIENCES TR
BMI	BADGER METER INC
BMJ	BIRKS AND MAYORS INC
BML/PRG	BANK OF AMERICA CORPORATION
BML/PRH	BANK OF AMERICA CORPORATION
BML/PRI	BANK OF AMERICA CORPORATION
BML/PRJ	BANK OF AMERICA CORPORATION
BML/PRL	BANK OF AMERICA CORPORATION
BMO	BANK OF MONTREAL
BMR	BIOMED REALTY TRUST INC
BMRC	BANK OF MARIN BANCORP
BMRN	BIOMARIN PHARMACEUTICALS
BMS	BEMIS CO INC
BMTC	BRYN MAWR BK CORP
BMY	BRISTOL-MYERS SQUIBB CO
BMY/PR	BRISTOL-MYERS SQUIBB CO
BNA	BLACKROCK INCOME OPPTY TR
BNCL	BENEFICIAL MUT BANCORP INC

BNCN	BNC BANCORP (NC)
BND	VANGUARD TOTAL BOND MARKET
BNJ	BLACKROCK NJ MUNI INCM TR
BNNY	ANNIES INC
BNO	UNITED STATES BRENT OIL FUND LP
BNS	Bank of Nova Scotia (The)
BNSO	BONSO ELECTRONICS INTL INC
BNY	BLACKROCK NY MUNI INCM TR
BOBE	BOB EVANS FARMS INC
BOCH	BANK OF COMMERCE HLDGS
BODY	BODY CENTRAL CORP
BOE	BLACKROCK GLBL OPP EQ TR
BOFI	BOFI HOLDINGS INC
BOH	BANK OF HAWAII CORP
BOI	BROOKFIELD MORTGAGE OPPORTUNITY INCM FD
BOIL	PROSHARES ULT NATGAS NEW
BOKF	BOK FINANCIAL CORP
BOLT	BOLT TECHNOLOGY CORP
BOM	PWRSH DB BASE MET DBLE SH
BONA	BONA FILM GROUP LIMITED
BOND	PIMCO TOTAL RETURN EXCHANGE-TRADED FUND
BONE	BACTERIN INTERNATIONAL HLDGS INC.
BONO	MARKET VECTORS LATAM AGGREGATE BOND ETF
BONT	BON TON STORES INC
BOOM	DYNAMIC MATERIALS CORP
BORN	CHINA NEW BORUN CORP
BOS	PWRSH DB BASE MET SHORT
BOSC	B.O.S. BETTER ONLINE SOLUTIONS
BOTA	BIOTA PHARMACEUTICALS INC
BOTJ	BANK OF JAMES FINANCIAL GROUP INC (THE)
BOXC	BROOKFIELD CANADA OFFICE PROPERTIES
BP	BP PLC
BPAX	BIOSANTE PHARMACUTICALS
BPFH	BOSTON PRIVATE FINANCIAL HDG
BPFHP	BOSTON PRIVATE FINANCIAL HLDGS
BPFHW	BOSTON PRIVATE FINANCIAL HOLDINGS INC
BPHX	BLUEPHOENIX SOLUTIONS LTD
BPI	BRIDGEPOINT EDUCATION INC.
BPK	BLACKROCK MUNI 2018 TERM TR
BPL	BUCKEYE PARTNERS LP
BPO	BROOKFIELD OFFICE PROPERTIES INC
BPOP	POPULAR INC
BPOPM	POPULAR INC POPULAR CPTL TR II
BPOPN	POPULAR INC
BPS	BLACKROCK PA STRTGC MUN TR
BPT	BP PRUDHOE BAY ROYALTY TR
BPY	BROOKFIELD PROPERTY PARTNERS L P

BPZ	BPZ RESOURCES INC
BQH	BLACKROCK NY MUNI BOND TR
BQR	BLACKROCK ECOSOLUTIONS INVT
BQY	BLACKROCK S&P QUALITY RNKNGS
BR	BROADRIDGE FIN'L SOLUTIONS
BRAF	GLOBAL X BRAZIL FINANCIALS ETF
BRAQ	GLOBAL X BRAZIL CONSUMER ETF
BRAZ	GLOBAL X BRAZIL MID CAP ETF
BRC	BRADY CORPORATION
BRCD	BROCADE COMM SYS INC NEW
BRCM	BROADCOM CORPORATION
BRD	Brigus Gold Corp
BRE	BRE PROPERTIES INC MARYLAND
BRE/PRD	BRE PROPERTIES INC MARYLAND
BREW	CRAFT BREW ALLIANCE INC
BRF	MKT VECT BRAZIL SMALL-CAP
BRFS	BRF S.A.
BRID	BRIDGFORD FOODS CORP
BRK/A	BERKSHIRE HATHAWAY DE - CL A
BRK/B	BERKSHIRE HATHAWAY DE - CL B
BRKL	BROOKLINE BANCORP INC
BRKR	BRUKER CORPORATION
BRKS	BROOKS AUTOMATION INC
BRLI	BIO REFERNCE LAB INC
BRN	BARNWELL INDS INC
BRO	BROWN & BROWN INC
BRP	BROOKFIELD RESIDENTIAL PPTYS INC
BRS	BRISTOW GROUP INC
BRSS	GLOBAL BRASS & COPPER HOLDINGS INC
BRT	BRT REALITY TR
BRXX	EGShares Brazil Infrastructure ETF
BRY	BERRY PETE CO
BRZS	DIREXION DAILY BRAZIL BEAR 3X SHARES
BRZU	DIREXION DAILY BRAZIL BULL 3X SHARES
BSAC	BANCO SANTANDER CHILE
BSBR	BANCO SANTANDER BRASIL S A
BSCD	CLAYMORE BULLETSH 2013 CORP BD
BSCE	CLAYMORE BULLETSH 2014 CORP BD
BSCF	CLAYMORE BULLETSH 2015 CORP BD
BSCG	CLAYMORE BULLETSH 2016 CORP BD
BSCH	CLAYMORE BULLETSH 2017 CORP BD
BSCI	GUGGENHEIM BULLETSHARES 2018 CORP BOND
BSCJ	GUGGENHEIM BULLETSHARES 2019 CORP BOND
BSCK	GUGGENHEIM BULLETSHARES 2020 CORP BOND
BSD	BLACKROCK STRATEGIC MUNI TR
BSDM	BSD MEDICAL CORP
BSE	BLACKROCK NY MUNICIPAL INCOME QUALITY TR

BSET	BASSETT FURNITURE INDS INC
BSFT	BROADSOFT INC
BSI	ALON BLUE SQUARE ISRAEL LTD
BSJD	GUGGENHEIM BULLETSHARES 2013 HI YLD
BSJE	GUGGENHEIM BULLETSHARES 2014 HI YLD
BSJF	GUGGENHEIM BULLETSHARES 2015 HI YLD
BSJG	GUGGENHEIM BULSH 2016 HIGH YLD CORP BOND
BSJH	GUGGENHEIM BULSH 2017 HIGH YLD CORP BOND
BSJI	GUGGENHEIM BULSH 2018 HIGH YLD CORP BOND
BSL	BLACKSTONE / GSO SR FLOATING RATE TRM FD
BSMX	GRUPO FINANCIERO SANTANDER MEXICO S A B
BSP	AMERICAN STRAT INCM PTF II
BSPM	BIOSTAR PHARMACEUT INC.
BSQR	BSQUARE CORP NEW
BSRR	SIERRA BANCORP
BSTC	BIOSPECIFICS TECH CORP
BSV	VANGUARD SHORT-TERM BOND
BSX	BOSTON SCIENTIFIC CORP
BT	BT GROUP PLC
BTA	BLACKROCK LONG-TERM MUNI
BTAL	QUANTSH U.S. MKT NEUT ANTI-BETA FACTOR
BTE	BAYTEX ENERGY CORP
BTF	BOULDER TOTAL RETURN FD INC
BTH	BLYTH INC
BTI	BRITISH AMERICAN TOBACCO PLC
BTN	BALLANTYNE STRONG INC.
BTO	JOHN HANCOCK FINANCIAL OPPORTUNITIES FD
BTT	BLACKROCK MUNICIPAL TARGET TERM TR
BTU	PEABODY ENERGY CORP
BTUI	BTU INTL INC
BTX	BIOTIME INC
BTZ	BLACKROCK CREDIT ALLOCATION INCOME FD
BUD	ANHEUSER-BUSCH INBEV SA
BUI	BLACKROCK UTILITY & INFRASTRCTURE TR
BUND	PIMCO GERMANY BOND INDEX ETF
BUNL	PWRSH DB GERMAN BUND FUT ETN 3/31/21
BUNT	PWRSH DB 3X GRMN BUND FT ETN3/31/21
BUR	BURCON NUTRASCIENCE CORPORATION
BUSE	FIRST BUSEY CORPORATION
BV	BAZAARVOICE INC.
BVA	CORDIA BANCORP INC
BVN	COMPANIA MINAS BUENAVENTURA
BVSN	BROADVISION INC
BVX	BOVIE MEDICAL CORPORATION
BWA	BORG WARNER INC
BWC	BABCOCK & WILCOX CO NEW
BWEN	BROADWIND ENERGY INC

BWG	LEGG MASON BW GLOBAL INCM OPPORTUNITIES
BWINA	BALDWIN & LYONS INC
BWINB	BALDWIN & LYONS INC
BWL/A	BOWL AMERICA
BWLD	BUFFALO WILD WINGS INC
BWP	BOARDWALK PIPELINE PRTNRS
BWS	BROWN SHOE COMPANY INC
BWV	IPATH CBOE S&P 500 BUYWRITE
BWX	SPDR BARCLAYS INTL TREA BOND ETF
BWZ	SPDR BARCLAYS SH TM INTL TR
BX	BLACKSTONE GROUP (THE) L.P.
BXC	BLUELINX HOLDINGS INC
BXDB	BARCLAYS SHORT B LEVERAGED S&P 500 TR
BXE	BELLATRIX EXPLORATION LTD
BXMT	BLACKSTONE MORTGAGE TRUST INC
BXP	BOSTON PROPERTIES INC
BXP/PRB	BOSTON PPTYS DEP SH 1/100TH 5.25% PFD B
BXS	BANCORPSOUTH INC
BXS/PRA	BANCORPSOUTH CAPITAL TR I
BXUB	BARCLAYS LONG B LEVERAGED S&P 500 TR
BXUC	BARCLAYS LONG C LEVERAGED S&P 500 TR
BYD	BOYD GAMING INC
BYFC	BROADWAY FINANCIAL CORP
BYI	BALLY TECHNOLOGIES, INC.
BYM	BLACKROCK MUNICIPAL INCOME QUALITY TRUST
BZ	BOISE INC
BZC	BREEZE-EASTERN CORP
BZF	WISDOMTREE BRAZILIAN REAL FUND
BZH	BEAZER HOMES USA INC
BZM	BLACKROCK MARYLAND MUN BD TR
BZQ	PROSHARES ULTRASHORT MSCI BRAZIL CAPPED
BZT	BEAZER HOMES USA INC 7.50%TANGIBLE EQ UT
BZU	BEAZER HOMES USA INC
C	CITIGROUP INC
C/PRC	CITIGROUP INC. 5.80% (C)
C/PRE	CITIGROUP CAP XVII
C/PRN	CITIGROUP CAPITAL XIII
C/PRP	CITIGROUP INC DEP SHS 1/1000
C/PRQ	CITIGROUP CAPITAL XI
C/PRR	CITIGROUP CAPITAL X
C/PRS	CITIGROUP CAPITAL IX
C/PRW	CITIGROUP CAP XVI
C/WSA	CITIGROUP INC WTS CL A 1/4/19
C/WSB	CITIGROUP INC WTS CL B 10/28/18
CA	CA INCORPORATED
CAAS	CHINA AUTOMOTIVE SYS INC
CAB	CABELA'S INC

CAC	CAMDEN NATIONAL CORP
CACB	CASCADE BANCORP
CACC	CREDIT ACCEP CORP MICH
CACG	CHART ACQUISITION CORP
CACGU	CHART ACQUISITION CORP
CACGW	CHART ACQUISITION CORP
CACH	CACHE INC
CACI	CACI INTL INC
CAD	PIMCO CANADA BOND INDEX ETF
CADC	CHINA ADV CONS MAT GRP INC
CADX	CADENCE PHARMACEUTICALS INC
CAE	CAE INC
CAF	MORGAN STANLEY A SHR FD
CAFE	IPATH PURE BETA COFFEE ETN
CAFI	CAMCO FINANCIAL CORP
CAG	CONAGRA FOODS INC
CAH	CARDINAL HEALTH INC
CAJ	CANON INC
CAK	CAMAC ENERGY INC.
CAKE	CHEESECAKE FACTORY INC
CALD	CALLIDUS SOFTWARE INC
CALI	CHINA AUTO LOGISTICS INC.
CALL	MAGICJACK VOCAL TEC LTD
CALM	CAL MAINE FOODS INC
CALX	CALIX INC
CAM	CAMERON INTNL CORP
CAMP	CALAMP CORP
CAMT	CAMTEK LTD
CANE	TEUCRIUM SUGAR FUND
CAP	CAI INTERNATIONAL INC
CAPE	BARCLAYS ETN+ SHILLER CAPE ETN
CAR	AVIS BUDGET GROUP INC
CARB	CARBONITE INC
CART	CAROLINA TRUST BANK
CARV	CARVER BANCORP INC
CARZ	FR TR NASDAQ GLOBAL AUTO INDEX FUND
CAS	CASTLE A M & CO
CASH	META FINANCIAL GRP INC
CASM	C A S MEDICAL SYS INC
CASS	CASS INFORMATION SYSTEM INC
CASY	CASEYS GEN STORES INC
CAT	CATERPILLAR INC
CATM	CARDTRONICS INC
CATO	CATO CORP (THE) NEW
CATY	CATHAY GENERAL BANCORP
CAVM	CAVIUM INC.
CAW	CCA INDUSTRIES INC

CB	CHUBB CORP
CBAK	CHINA BAK BATTERY INC
CBAN	COLONY BANKCORP INC
CBB	CINCINNATI BELL INC
CBB/PRB	CINCINNATI BELL INC
CBD	COMPANHIA BRASILEIRA DE DISTRIBUICAO
CBEY	CBEYOND INC.
CBF	CAPITAL BANK FINANCIAL CORP (A)
CBG	CBRE GROUP INC CL A COM
CBI	CHICAGO BRIDGE & IRON CO
CBIN	COMMUNITY BK SHS OF INDIANA
CBK	CHRISTOPHER & BANKS CORP
CBL	CBL & ASSOCIATES PPTYS INC
CBL/PRD	CBL & ASSOCIATES PPTYS INC
CBL/PRE	CBL & ASSOCIATES PROPERTIES 6.625% (E)
CBLI	CLEVELAND BIOLABS INC
CBM	CAMBREX CORP
CBMX	COMBIMATRIX CORPORATION
CBMXW	COMBIMATRIX CORP
CBND	SPDR BARCLAYS ISSUER SCORED CORP ETF
CBNJ	CAPE BANCORP INC
CBNK	CHICOPEE BANCORP INC
CBO	NYSE TEST SYMBOL
CBOE	CBOE HOLDINGS, INC
CBP	CHINA BOTANIC PHARMACEUTICAL INC
CBPO	CHINA BIOLOGIC PRODUCTS INC
CBR	CIBER INC
CBRL	CRACKER BARREL OLD CNT STORE
CBRX	COLUMBIA LABS INC
CBS	CBS CORPORATION
CBS/A	CBS CORPORATION
CBSH	COMMERCE BANCSHARES INC
CBST	CUBIST PHARMACEUTICALS INC
CBT	CABOT CORP
CBU	COMMUNITY BANK SYSTEM INC
CBX	NYSE TEST SYMBOL
CBZ	CBIZ INC
CCA	MFS CALIFORNIA MUNICIPAL FD
CCBG	CAPITAL CITY BANK GROUP
CCC	CALGON CARBON CORP
CCCL	CHINA CERAMICS CO. LTD
CCE	COCA COLA ENTERPRISES INC NEW
CCF	CHASE CORPORATION
CCG	CAMPUS CREST COMMUNITIES INC
CCG/PRA	CAMPUS CREST COMMUNITIES INC 8% PFD A
CCH	COCA-COLA HBC AG
CCI	CROWN CASTLE INTL CORP

CCIH	CHINA CACHE INTL HLDGS LTD
CCIX	COLEMAN CABLE INC
CCJ	CAMECO CORPORATION
CCK	CROWN HLDGS INC (HOLDING CO)
CCL	CARNIVAL CORP NEW
CCM	CONCORD MEDICAL SERVICES HOLDINGS LTD
CCMP	CABOT MICROELECTRONICS
CCNE	CNB FINANCIAL CORP PA
CCO	CLEAR CHANNEL OUTDOOR HLDGS
CCOI	COGENT COMMUNICATIONS GRP
CCRN	CROSS COUNTRY HEALTHCARE INC
CCSC	COUNTRY STYLE COOKING CHAIN CO LTD
CCU	COMPANHIA CERVECERIAS UNIDAS
CCUR	CONCURRENT COMPUTER CORP
CCV	COMCAST CORP NEW 5% NTS 12/15/61
CCX	WISDOMTREE COMMODITY CURRENCY FUND
CCXE	WISDOM TREE COMMODITY COUNTRY EQUITY
CCXI	CHEMOCENTRYX INC
CCZ	COMCAST HOLDINGS CORP 2% DEBS 10/15/20
CDE	COEUR MINING INC
CDE/WS	COEUR MINING INC (DEL) WTS 4/16/17
CDI	CDI CORP
CDNS	CADENCE DESIGNS SYS
CDR	CEDAR REALTY TRUST INC
CDR/PRB	CEDAR REALTY TR INC 7.25% PFD SER B
CDTI	CLEAN DIESEL TECH INC
CDXS	CODEXIS INC.
CDY	CARDERO RESOURCE CORP
CDZI	CADIZ INC
CE	CELANESE CORPORATION
CEA	CHINA EASTERN AIRLINES CORP
CEB	CORP EXECUTIVE BOARD CO (THE)
CEC	CEC ENTERTAINMENT INC
CECE	CECO ENVIRONMENTAL CORP
CECO	CAREER EDUCATION CORP
CEDU	CHINAEDU CORPORATION
CEE	CENTRAL EUROPE RUSSIA & TURKEY FD INC
CEF	CENTRAL FUND OF CANADA LTD
CEL	CELLCOM ISRAEL LTD
CELG	CELGENE CORP
CELGZ	CELGENE CORPORATION
CEM	CLEARBRIDGE ENERGY MLP FD INC
CEMB	ISHARES EMERGING MKTS CORPORATE BOND FD
CEMI	CHEMBIO DIAGNOSTICS INC
CEMP	CEMPRA INC
CENT	CENTRAL GARDEN & PET CO
CENTA	CENTRAL GARDEN & PET COMPANY

CENX	CENTURY ALUMINUM CO
CEO	CNOOC LIMITED
CEP	CONSTELLATION ENERGY PARTNERS LLC
CERE	CERES INC
CERN	CERNER CORP
CERS	CERUS CORPORATION
CET	CENTRAL SECS CORP
CETV	CENTRAL EUROPEAN ENTERP
CEV	EATON VANCE CA MUNI INCM TR
CEVA	CEVA INC
CEW	WISDOMTREE EMERGINC CURRENCY FUND
CF	CF INDUSTRIES HOLDINGS
CFBK	CENTRAL FEDERAL CORP
CFC/PRA	COUNTRYWIDE CAP IV NEW
CFC/PRB	COUNTRYWIDE CAPITAL V NEW
CFD	NUVEEN DIVERSIFIED COMMODITY FUND
CFFI	C&F FINANCIAL CORP
CFFN	CAPITOL FEDERAL FINANCIAL INC
CFI	CULP INC
CFN	CAREFUSION CORP
CFNB	CALIFORNIA FIRST NATL BANCORP
CFNL	CARDINAL FINANCIAL CORP
CFP	CORNERSTONE PROGRESSIVE RET
CFR	CULLEN FROST BANKERS INC
CFR/PRA	CULLEN FROST BANKERS INC 5.375% (A)
CFT	ISHARES BARCLAYS CREDIT BOND
CFX	COLFAX CORPORATION
CG	CARLYLE GROUP L.P. (THE) UNITS
CGA	CHINA GREEN AGRICULTURE
CGEN	COMPUGEN LTD
CGG	CGG
CGI	CELADON GROUP INC
CGNX	COGNEX CORP
CGO	CALAMOS GLBL TOTAL RETURN
CGR	CLAUDE RESOURCES INC (CDA)
CGW	CLAYMORE S&P GLBL WATER
CGX	CONSOLIDATED GRAPHICS INC
CH	ABERDEEN CHILE FUND INC
CHA	CHINA TELECOM CORP LTD
CHC	CHINA HYDROELECTRIC CORP
CHC/WS	CHINA HYDROELECTRIC CORP
CHCI	COMSTOCK HOLDING COS
CHCO	CITY HLDGS CO
CHD	CHURCH & DWIGHT INC
CHDN	CHURCHILL DOWNS INC
CHDX	CHINDEX INTERNATIONAL INC
CHE	CHEMED CORPORATION

CHEF	CHEFS WAREHOUSE INC (THE)
CHEP	QUANTSH U.S. MKT NEUTRAL VALUE FACTOR
CHEV	CHEVIOT FINANCIAL CORP
CHFC	CHEMICAL FIN CORP
CHFN	CHARTER FINANCIAL CORP
CHG	CH ENERGY GRP INC (HLDG CO)
CHGS	CHINA GENGSHENG MINERALS INC
CHH	CHOICE HOTELS INTL INC
CHI	CALAMOS CONV OPPTY&INCM FD
CHIE	GLOBAL X CHINA ENERGY
CHII	GLOBAL X CHINA INDUSTRIALS
CHIM	GLOBAL X CHINA MATERIALS ETF
CHIQ	GLOBAL X CHINA CONSUMER
CHIX	GLOBAL X CHINA FINANCIALS
CHK	CHESAPEAKE ENERGY CORP
CHK/PRD	CHESAPEAKE ENERGY CORP
CHKE	CHEROKEE INC
CHKP	CHECK POINT SOFTWARE TECH
CHKR	CHESAPEAKE GRANITE WASH TR
CHL	CHINA MOBILE LTD
CHLC	MARKET VECTORS RENMINBI BOND ETF
CHLN	CHINA HOUSING & LAND DEV INC
CHMG	CHEMUNG FINANCIAL CORP
CHMT	CHEMTURA CORP
CHN	CHINA FD INC
CHNR	CHINA NATURAL RESOURCES INC
CHOC	IPATH PURE BETA COCOA ETN
CHOP	China Gerui Adv Mat Grp Ltd
CHRM	CHARM COMMUNICATIONS INC
CHRW	C.H. ROBINSON WRLDWDE INC
CHS	CHICO'S FAS INC
CHSCP	CHS INC
CHSP	CHESAPEAKE LODGING TR
CHSP/PRA	CHESAPEAKE LODGING TR 7.75% PFD SER A
CHT	CHUNGHWA TELECOM CO LTD (NEW)
CHTP	CHELSEA THERAPEUTICS INTL LTD.
CHTR	CHARTER COMMUNICATIONS INC (A)
CHU	CHINA UNICOM (HONG KONG) LTD
CHUY	CHUY S HOLDINGS, INC
CHW	CALAMOS GLOBAL DYN INC FD
CHXF	WISDOMTREE CHINA DIVIDEND EX-FINANCIALS
CHXX	EGShares China Infrastructure ETF
CHY	CALAMOS CV & HI INCM FD
CHYR	CHYRON HEGO CORPORATION
CI	CIGNA CORP
CIA	CITIZENS INC
CIB	BANCOLOMBIA SA

CIDM	CINEDIGM DIGITAL CINEMA CORP
CIE	COBALT INTL ENERGY INC
CIEN	CIENA CORPORATION
CIF	MFS INTERMEDIATE HIGH INC FUND
CIFC	CIFC CORP
CIG	COMPANHIA ENERGETICA DE MINA
CIG/C	COMPANHIA ENERGETICA DE MINA
CII	BLACKROCK ENHNCD CAP & INCM
CIK	CREDIT SUISSE ASSET MGMNT INCM
CIM	CHIMERA INVESTMENT CORP
CIMT	CIMATRON LIMITED
CINF	CINCINNATI FINL CORP
CIR	CIRCOR INTL INC
CIS	CAMELOT INFORMATION SYS INC
CISAA	CIS ACQUISITION LTD. (A)
CISAU	CIS ACQUISITION LTD
CISAW	CIS ACQUISITION LTD
CISG	CNINSURE INC.
CIT	CIT GROUP INCORPORATED NEW
CITZ	CFS BANCORP INC
CIU	ISHARES BARCLAYS INT CREDIT BOND
CIX	COMPX INTERNATIONAL INC
CIZN	CITIZENS HOLDING COMPANY
CJES	C&J ENERGY SERVICES INC
CJJD	China Jo-Jo Drugstores Inc
CK	CKE INC
CKEC	CARMIKE CINEMAS INC
CKH	SEACOR HOLDINGS INC
CKP	CHECKPOINT SYS INC
CKSW	CLICKSOFTWARE TECHNOLOGIES LTD
CKX	CKX LANDS INC
CL	COLGATE PALMOLIVE CO
CLACU	CAPITOL ACQUISITION CORP. II
CLB	CORE LABORATORIES N V
CLBH	CAROLINA BANK HOLDINGS INC
CLC	CLARCOR INC
CLCT	COLLECTORS UNIVERSE
CLD	CLOUD PEAK ENERGY INC
CLDT	CHATHAM LODGING TR
CLDX	CELLDEX THERAPEUTICS INC
CLF	CLIFFS NATURAL RESOURCES INC
CLFD	CLEARFIELD INC
CLGX	CORELOGIC INC
CLH	CLEAN HARBORS INC
CLI	MACK CALI REALTY CORP
CLIR	CLEARSIGN COMBUSTION CORPORATION
CLM	CORNERSTONE STRTGC VAL FD NEW

CLMS	CALAMOS ASSET MANAGEMENT INC
CLMT	CALUMET SPEC PROD PART L.P.
CLNE	CLEAN ENERGY FUELS CORP
CLNT	CLEANTECH SOLUTIONS INTERNATIONAL INC
CLNY	COLONY FINANCIAL INC
CLNY/PRA	COLONY FINL INC 8.5% PFD SER A
CLP	COLONIAL PROPERTIES TRUST
CLR	CONTINENTAL RESOURCES INC
CLRO	CLEARONE INC
CLRX	COLLABRX INC
CLS	CELESTICA INC
CLSN	CELSION CORPORATION
CLUB	TOWN SPORTS INTL HLDG INC
CLV	CLIFFS NATURAL RESOURCES 7% PFD A 2/1/16
CLVS	CLOVIS ONCOLOGY INC.
CLW	CLEARWATER PAPER CORP
CLWR	CLEARWIRE CORP
CLWT	EURO TECH HLDGS CO LTD NEW
CLX	CLOROX COMPANY
CLY	ISHARES 10 PLUS YEAR CREDIT BD FD
CM	CANADIAN IMPERIAL BK OF COMM
CMA	COMERICA INC
CMA/WS	COMERICA INC
CMBS	ISHARES BARCLAYS CMBS BOND FUND
CMC	COMMERCIAL METALS CO
CMCO	COLUMBUS MCKINNON CORP NY
CMCSA	COMCAST CORP NEW
CMCSK	COMCAST CORP NEW
CMD	PROSHS ULTRASHORT DJ-UBS COM
CME	CME GROUP INC
CMF	ISHARES S&P CALIF AMT FREE MUNI
CMFO	CHINA MARINE FOOD GRP LTD
CMG	CHIPOTLE MEXICAN GRILL INC
CMGE	CHINA MOBILE GAMES AND ENT GROUP
CMI	CUMMINS INC
CMK	MFS INTERMARKET INC TRUST I
CMLP	CRESTWOOD MIDSTREAM PARTNERS LP
CMLS	CUMULUS MEDIA INC
CMN	CANTEL MEDICAL CORP
CMO	CAPSTEAD MTG CORP
CMO/PRE	CAPSTEAD MORTGAGE CORP 7.50% (E)
CMP	COMPASS MINERALS INTL INC
CMRE	COSTAMARE INC
CMRX	CHIMERIX INC
CMS	CMS ENERGY CORP
CMS/PRA	CONSUMERS ENERGY CO
CMS/PRB	CONSUMERS ENERGY CO

CMSB	CMS BANCORP INC
CMT	CORE MOLDING TECHNOLOGIES INC
CMTL	COMTECH TELECOMM CO
CMU	MFS HIGH YIELD MUNICIPAL TRUST
CNA	CNA FINANCIAL CORP
CNAM	CHINA ARMCO METALS INC
CNBC	CENTER BANCORP INC
CNBKA	CENTURY BANCORP INC MA
CNC	CENTENE CORPORATION
CNCO	CENCOSUD SA
CNDA	IQ CANADA SMALL CAP
CNDO	CORONADO BIOSCIENCES INC
CNET	CHINANET ONLINE HOLDINGS INC
CNH	CNH GLOBAL N V NEW
CNI	CANADIAN NATL RAILWAY CO
CNIT	CHINA INFORMATION TECHNOLOGY INC
CNK	CINEMARK HOLDINGS INC
CNL	CLECO CORP (HOLDING COMPANY)
CNMD	CONMED CORP
CNO	CNO FINANCIAL GROUP INC
CNOB	CONNECTONE BANCORP INC.
CNP	CENTERPOINT ENERGY INC HLDG CO
CNPF	GLOBAL CANADA PREFERRED ETF
CNQ	CANADIAN NAT RES LTD
CNQR	CONCUR TECHNOLOGIES INC
CNR	China Metro-Rural Hlgs Ltd
CNS	COHEN & STEERS INC
CNSI	COMVERSE INC
CNSL	CONS COMMUNICATIONS HLDGS
CNTF	CHINA TECHFAITH WIRELESS COM
CNTY	CENTURY CASINOS INC
CNW	CON-WAY INC.
CNX	CONSOL ENERGY INC
CNY	MKT VECTORS-RENMINBI/USD
CNYD	CHINA YIDA HOLDING CO.
CO	CHINA CORD BLOOD CORP
COA	COASTAL CONTACTS INC
COBK	COLONIAL FINANCIAL SVCS INC
COBO	PROSHARES USD COVERED BOND
COBR	COBRA ELECTRONICS CORP
COBZ	COBIZ FINANCIAL INC.
COCO	CORINTHIAN COLLEGES INC
CODE	SPANSION INC
CODI	COMPASS DIVERSIFIED HOLDINGS
COF	CAPITAL ONE FINL CORP
COF/PRP	CAPITAL ONE FINANCIAL CORP (B)
COF/WS	CAPITAL ONE FINANCIAL CORPORATION

COG	CABOT OIL & GAS CORP
COGO	COGO GROUP INC
COH	COACH INC
COHR	COHERENT INC
COHU	COHU INC
COKE	COCA COLA BOTTLING CO CONS
COL	ROCKWELL COLLINS INC
COLB	COLUMBIA BKG SYS INC
COLM	COLUMBIA SPORTSWEAR CO
COLX	MARKET VECTORS COLUMBIA ETF
CONE	CYRUSONE INC
CONN	CONN'S INC
COO	COOPER COMPANIES INC
COOL	MAJESCO ENTERTAINMENT CO
COP	CONOCOPHILLIPS
COPX	GLOBAL X COPPER MINERS
COR	CORESITE REALTY CORP
COR/PRA	CORESITE REALTY CORPORATION 7.25% (A)
CORE	CORE MARK HOLDINGS CO INC
CORN	TEUCRIUM COMMODITY TR CORN FD SHS ETF
CORP	PIMCO INV GRADE CORPORATE BOND INDEX ETF
CORR	CORENERGY INFRASTRUCTURE TRUST INC
CORT	CORCEPT THERAPEUTICS INC
COSI	COSI INC NEW
COST	COSTCO WHOLESALE CORP
COT	COTT CORPORATION
COV	COVIDIEN P L C NEW
COVR	COVER ALL TECH INC
COW	BARCLAYS IPATH DJ UBS LIVESTK
COWN	COWEN GROUP INC (A)
COY	BLACKROCK CORP HIGH YIELD FD
CP	CANADIAN PAC RAILWAY LTD NEW
CPA	COPA HOLDIGNS, S.A
CPAC	CEMENTOS PACASMAYO S S A
CPAH	COUNTERPATH CORPORATION
CPB	CAMPBELL SOUP CO
CPBC	COMMUNITY PARTNERS BANCORP
CPE	CALLON PETROLEUM CO
CPER	UNITED STATES COPPER INDEX FUND
CPF	CENTRAL PACIFIC FINL CORP
CPGI	CHINA SHENGDA PACKAGING GROUP INC.
CPHC	CANTERBURY PARK HOLDING CORP
CPHD	CEPHEID
CPHI	CHINA PHARMA HOLDINGS INC
CPI	IQ Real Return ETF
CPIX	CUMBERLAND PHARMA INC
CPK	CHESAPEAKE UTIL CORP

CPL	CPFL ENERGIA S A
CPLA	CAPELLA EDUCATION COMPANY
CPLP	CAPITAL PRODUCT PARTNERS
CPN	CALPINE CORPORATION
CPRT	COPART INC
CPRX	CATALYST PHARMACEUTICAL
CPSI	COMPUTER PROGRAMS & SYS INC
CPSL	CHINA PRECISION STEEL INC
CPSS	CONSUMER PORTFOLIO SVCS INC
CPST	CAPSTONE TURBINE CORP
CPT	CAMDEN PROPERTY TRUST
CPTS	CONCEPTUS INC
CPWR	COMPUWARE CORP
CQB	CHIQUITA BRANDS INTL INC NEW
CQP	CHENIERE ENERGY PARTNERS, LP
CQQQ	CLAYMORE CHINA TECHNOLOGY
CR	CRANE CO
CRAI	CRA INT'L INC
CRAY	CRAY INC
CRBQ	JEFF TR J CRB GLBL CMDTY EQ
CRD/A	CRAWFORD & CO
CRD/B	CRAWFORD & CO
CRDC	CARDICA INC
CRDS	CROSSROADS SYSTEMS INC
CREE	CREE INC
CREG	CHINA RECYCLING ENERGY CORP
CRESW	CRESUD S A C I F YA
CRESY	CRESUD SACIF YA
CRF	CORNERSTONE TTL RETURN FD INC NEW
CRFN	CRESCENT FINANCIAL BANCHARES INC
CRH	CRH PLC
CRI	CARTER'S INC
CRIS	CURIS INC
CRK	COMSTOCK RESOURCES INC
CRL	CHARLES RIVER LABS INTL INC
CRM	SALESFORCE.COM INC
CRMB	CRUMBS BAKE SHOP INC
CRMBU	CRUMBS BAKE SHOP INC
CRMBW	CRUMBS BAKE SHOP INC
CRMD	CORMEDIX INC
CRMD/WS	CORMEDIX INC.3/24/15
CRME	CARDIOME PHARMACEUTICALS CORPORATION
CRMT	AMERICA'S CAR-MART INC
CRNT	CERAGON NETWORKS LTD
CROC	PROSHARES ULTSHT AUD
CROP	IQ GLOBAL AGRIBUSINESS SMALL CAP ETF
CROX	CROCS INCORPORATED

CRR	CARBO CERAMICS INC
CRRB	CARROLLTON BANCORP
CRRC	COURIER CORP
CRS	CARPENTER TECH CORP
CRT	CROSS TIMBERS ROYALTY TR
CRTX	CORNERSTONE THERAPEUTICS INC
CRUD	TEUCRIUM CRUDE OIL FUND
CRUS	CIRRUS LOGIC INC
CRV	COAST DISTR SYSTEM INC (DEL)
CRVL	CORVEL CORP
CRVP	CRYSTAL ROCK HLDGS INC
CRWN	CROWN MEDIA HLDGS INC
CRWS	CROWN CRAFTS
CRY	CRYOLIFE INC
CRZO	CARRIZO OIL & GAS INC
CS	CREDIT SUISSE GROUP
CSBK	CLIFTON SAVINGS BANCORP INC
CSC	COMPUTER SCIENCES CORP
CSCD	CASCADE MICROTECH INC
CSCO	CISCO SYSTEMS INC
CSD	GUGGENHEIM SPIN-OFF ETF
CSE	CAPITALSOURCE INC
CSFL	CENTERSTATE BANKS INC
CSFS	CASH STORE FINANCIAL SVCS INC
CSG	CHAMBERS STREET PROPERTIES
CSGP	COSTAR GROUP INC
CSGS	CSG SYSTEMS INTL INC
CSH	CASH AMERICA INTL INC
CSI	CUTWATER SELECT INCOME FUND
CSII	CARDIOVASCULAR SYS INC
CSIQ	CANADIAN SOLAR INC
CSJ	ISHARES BARCLAYS 1-3 YEAR CR BD
CSL	CARLISLE COMPANIES
CSLS	CREDIT SUISSE LONG/SHORT LIQUID INDX
CSM	PROSHARES LARGE CAP CORE PLUS
CSMA	CS AG ETN 6/10/20 LNK CS MG ARB LIQ INDX
CSMB	CREDIT SUISSE MERGER ARBITRAGE LIQ INDX
CSMN	MK NT GLB EQ ETN LNK HS MK HOLT11/15/31
CSOD	CORNERSTONE ON DEMAND INC
CSP	AMERICAN STRA INC PTFL INC
CSPI	CSP INC
CSQ	CALAMOS STRG TTL RETURN FD
CSRE	CSR PLC
CSS	CSS INDS INC
CST	CST BRANDS INC
CSTE	CAESARSTONE SDOT-YAM LTD
CSTM	CONSTELLIUM N.V.

CSTR	COINSTAR INC
CSU	CAPITAL SENIOR LIVING CORP
CSUN	CHINA SUNERGY CO LTD
CSV	CARRIAGE SERVICES INC
CSWC	CAPITAL SOUTHWEST CORP
CSX	CSX CORP
CTAS	CINTAS CORP
CTB	COOPER TIRE & RUBBER CO
CTBI	COMMUNITY TRUST BANCORP INC
CTC	IFM INVESTMENTS LTD
CTCH	COMMTOUCH SOFTWARE LTD
CTCM	CTC MEDIA INC
CTCT	CONSTANT CONTACT INC
CTF	NUVEEN LONG/SHORT COMMODITY TR FUND
CTGX	COMPUTER TASK GRP INC
CTHR	CHARLES & COLVARD LTD
CTIB	CTI INDUSTRIES CORP
CTIC	CELL THERAPEUTICS INC
CTL	CENTURYLINK INC
CTNN	IPATH PURE BETA COTTON ETN
CTO	CONSOLIDATED TOMOKA LD CO
CTP	CTPARTNERS EXECUTIVE SEARCH INC.
CTQ	QWEST CORP 7.375% 6/1/51
CTR	CLEARBRIDGE ENERGY MLP TOTAL RETURN FD
CTRN	CITI TRENDS INC
CTRP	CTRIP.COM INTERNATIONAL LTD
CTRX	CATAMARAN CORPORATION
CTS	CTS CORP
CTSH	COGNIZANT TECH SOLUTIONS CRP
CTU	QWEST CORP 7% NOTES 7/1/2052
CTW	QWEST CORP 7.50% NTS 9/15/51
CTWS	CONNECTICUT WTR SVC INC
CTX	QWEST CORP 7.0% NTS 4/1/52
CTXS	CITRIX SYSTEMS INC
CTY	QWEST CORP 6.125% NTS 6/1/53
CTZ/PRA	CITIZENS FUNDING TRUST I
CTZST	Test Symbol
CU	FR TR ISE GLOBAL COPPER
CUB	CUBIC CORP
CUBA	HERZFELD CARIBBEAN BASIN FD
CUBE	CUBESMART
CUBE/PRA	CUBESMART
CUBI	CUSTOMERS BANCORP INC
CUI	CUI GLOBAL INC
CUK	CARNIVAL PLC
CUNB	CU BANCORP
CUO	CONTINENTAL MATERIALS CORP

CUPM	IPATH PURE BETA COPPER ETN
CUR	NEURALSTEM, INC
CURE	DIREXION DAILY HEALTHCARE BULL 3X SHARES
CUT	CLAYMORE/BEACON GL TIMBER
CUTR	CUTERA INC
CUZ	COUSINS PPTYS INC
CUZ/PRB	COUSINS PPTYS INC
CVA	COVANTA HOLDING CORP
CVB	CORP BKD TR CTFS LEHMAN ABS
CVBF	CVB FINANCIAL CORP
CVC	CABLEVISION SYSTEMS CORP
CVCO	CAVCO INDUSTIRES INC
CVCY	CENTRAL VALLEY COMMUNITY BANCP
CVD	COVANCE INC
CVE	CENOVUS ENERGY INC
CVG	CONVERGYS CORP
CVGI	COMMERCIAL VEHICLE GRP INC
CVGW	CALAVO GROWERS INC
CVI	CVR ENERGY INC
CVLT	COMMVAULT SYSTEMS INC
CVLY	CODORUS VY BANCORP INC
CVM	CEL SCI CORP
CVO	CENVEO INC
CVOL	CITI VOLATILITY INDEX TOTAL RETURN
CVR	CHICAGO RIVET & MACH CO
CVRR	CVR REFINING LP
CVS	CVS CAREMARK CORPORATION
CVTI	COVENANT TRANSPORTATION GROUP, INC.
CVU	CPI AEROSTRUCTURES INC
CVV	CVD EQUIPMENT CORP
CVX	CHEVRON CORP
CVY	CLAYMORE/ZACKS YIELD HOG
CW	CURTISS WRIGHT CORP
CWB	SPDR BARCLAYS CONV BD ETF
CWBC	COMMUNITY WEST BANCSHARES
CWCO	CONSOLIDATED WATER CO INC
CWEI	CLAYTON WILLIAMS ENERGY INC
CWH	COMMONWEALTH REIT
CWH/PRD	COMMONWEALTH REIT
CWH/PRE	COMMONWEALTH REIT 7.25% PFD SER E
CWHN	COMMONWEALTH REIT
CWHO	COMMONWEALTH REIT 5.75% SEN NTS 8/1/42
CWI	SPDR IDX SH FDS MSCI ACWI (EX-US)
CWST	CASELLA WASTE SYSTEMS INC
CWT	CALIFORNIA WTR SVCS GRP DEL
CWTR	COLDWATER CREEK INC
CWZ	CORP BKD TR CTFS LEHMAN ABS

CX	CEMEX S.A.B. DE C.V.
CXA	SPDR NUVEEN BARCLAYS CALIF MUNI BD ETF
CXDC	CHINA XD PLASTICS CO LTD
CXE	MFS HIGH INCOME MUNI TRUST
CXH	MFS INV GRADE MUNICIPAL TRUST
CXM	CARDIUM THERAPEUTICS INC
CXO	CONCHO RESOURCES INC
CXPO	CRIMSON EXPLORATION INC
CXW	CORRECTIONS CORP OF AMER NEW
CXZ	CROSSHAIR ENERGY CORPORATION
CY	CYPRESS SEMICONDUCTOR CORP
CYAN	CYANOTECH CORP NEW
CYB	WISDOMTREE CHINESE YUAN FUND
CYBE	CYBEROPTICS CORP
CYBX	CYBERONICS INC
CYCC	CYCLACEL PHARMA INC
CYCCP	CYCLACEL PHARMA INC
CYD	CHINA YUCHAI INTL LTD
CYE	BLACKROCK CORP HI YIELD FD III
CYH	COMMUNITY HEALTH SYS INC NEW
CYMI	CYMER INC
CYN	CITY NATL CORP
CYN/PRC	CITY NATIONAL SHS 1/40TH 5.5% PFD C
CYNI	CYAN INCORPORATED
CYNO	CYNOSURE INC
CYOU	CHANGYOU.COM
CYS	CYS INVESTMENTS INC
CYS/PRA	CYS INVESTMENTS INC 7.75% PFD (A)
CYS/PRB	CYS INVESTMENTS INC. 7.50% (B)
CYT	CYTEC INDUSTRIES INC
CYTK	CYTOKINETICS INCORPORATED
CYTR	CYTRX CORPORATION
CYTX	CYTORI THERAPEUTICS INC
CYTXW	CYTORI THERAPEUTICS INC 9/13/14
CZA	CLAYMORE/ZACKS MID-CP CORE
CZFC	CITIZENS FIRST CORPORATION
CZNC	CITIZENS & NORTHN CORP
CZR	CAESARS ENTERTAINMENT CORPORATION
CZWI	CITIZENS CMMTY BANCORP INC
CZZ	COSAN LTD
D	DOMINION RES INC (VA) NEW
DAC	DANAOS CORP
DAEG	DAEGIS INC
DAG	DB AGRICULTURE DOUBLE LONG
DAIO	DATA I O CORP
DAKT	DAKTRONICS INC
DAL	DELTA AIR LINES INC. (NEW)

DAN	DANA HOLDING CORPORATION
DANG	E-COMMERCE CHINA DANGDANG INC
DAR	DARLING INTL INC
DARA	DARA BIOSCIENCES INC
DATA	TABLEAU SOFTWARE INC
DATE	JIAYUAN.COM INTERNATIONAL LTD
DAVE	FAMOUS DAVE'S OF AMERICA
DB	DEUTSCHE BK A G
DBA	POWERSH DB AGRICULTURE FUND
DBB	POWERSH DB BASE METALS FUND
DBBR	DB-X TRACKERS MSCI BRAZIL HDG EQ
DBC	POWERSHARES DB COMM TRK IND FD
DBCN	DB-X TRACKERS MSCI CANADA HDG EQ
DBD	DIEBOLD INC
DBE	POWERSHARES DB ENERGY FUND
DBEF	DB-X TRACKERS MSCI EAFE HDG EQ
DBEM	DB X TRACKERS MSCI EMG MKT HDG EQ
DBIZ	ADVISORSHARES PRING TURNER BUSINESS CYCL
DBJP	DB-X MSCI JAPAN HEDGED EQUITY FUND
DBL	DOUBLELINE OPPORTUNISTIC CREDIT FUND
DBLE	DOUBLE EAGLE PET CO
DBLEP	DOUBLE EAGLE PETROLEUM CO
DBO	POWERSHARES DB OIL FUND
DBP	POWERSH DB PRECIOUS METAL FD
DBS	POWERSHARES DB SILVER FUND
DBU	WISDOM TREE GLOBAL EX US UTILITY
DBV	POWERSHARES DB G10 CUR HVST
DCA	VIRTUS TOTAL RETURN FUND
DCE	DEUTSCHE BK CAP FDG TR X
DCI	DONALDSON INC
DCIN	DIGITAL CINEMA DESTINATIONS CORP
DCIX	DIANA CONTAINERSHIPS INC.
DCM	NTT DOCOMO INC
DCNG	IPATH SEASONAL NATURAL GAS ETN 4/18/41
DCO	DUCOMMUN INC DE
DCOM	DIME COMMUNITY BANCSHARES
DCT	DCT INDUSTRIAL TRUST INC.
DCTH	DELCATH SYSTEMS INC
DD	DU PONT E I DE NEMOURS & CO
DD/PRA	DU PONT E I DE NEMOURS & CO
DD/PRB	DU PONT E I DE NEMOURS & CO
DDC	DOMINION DIAMOND CORP
DDD	3-D SYSTEMS CORP
DDE	DOVER DOWNS GAMING & ENTMNT
DDF	DELAWARE INVT DIV&INCM FD
DDG	PROSHARES SHORT OIL& GAS
DDM	PROSHARES ULTRA DOW30

DDP	DB COMMODITY SHORT
DDR	DDR CORP
DDR/PRH	DDR CORP 7.375% PFD CL H
DDR/PRJ	DDR CORPORATION 6.505 (J)
DDR/PRK	DDR CORP 6.25% PFD CLASS K
DDS	DILLARDS INC
DDT	DILLARDS CAPITAL TRUST I
DE	DEERE & CO
DECK	DECKERS OUTDOOR CORP
DEE	DB COMMODITY DOUBLE SHORT
DEF	CLAYMORE/SABRIENT DEFENDER
DEFL	PWRSH DB US DEFL ETN 11/21
DEG	ETABLISSEMENTS DELHAIZE FRE
DEI	DOUGLAS EMMETT INC
DEJ	DEJOUR ENERGY INC
DEL	DELTIC TIMBER CORP
DELL	DELL INC
DEM	WISDOM TREE EMG MK EQ INC
DENN	DENNY'S CORPORATION
DEO	DIAGEO PLC NEW
DEPO	DEPOMED INC
DES	WISDOM TREE SMALL CAP DIV
DEST	DESTINATION MATERNITY CORP
DEW	WISDOM TREE GLBL EQTY INC FD
DEX	DELAWARE ENHNCD GLBL DIV&INC
DF	DEAN FOODS CO NEW
DFE	WISDOM TREE EURO SM CAP DIV
DFF	MITTS LINKED TO THE DJIA
DFJ	WISDOM TREE JAP SM CAP DIV
DFP	FLAHERTY & CRUMRINE DYNAMIC PFD INCM FD
DFRG	DEL FRISCO'S RESTAURANT GROUP INC
DFS	DISCOVER FINANCIAL SERVICES
DFS/PRB	DISCOVER FINANCIAL SERVICES (B)
DFT	DUPONT FABROS TECH
DFT/PRA	DUPONT FABROS TECHNOLOGY INC
DFT/PRB	DUPONT FABROS TECHNOLOGY INC 7.625% B
DFVL	IPATH US TREASURY 5-YEAR BULL ETN
DFVS	IPATH US TREASURY 5-YEAR BEAR ETN
DFZ	RG BARRY CORP
DG	DOLLAR GENERAL CORP NEW
DGAS	DELTA NAT GAS INC
DGAZ	VELOCITYSHARES 3X INVERSE NATURAL GAS
DGI	DIGITAL GLOBE INC
DGICA	DONEGAL GROUP INC
DGICB	DONEGAL GRP INC
DGII	DIGI INTL INC
DGIT	DIGITAL GENERATION INC

DGL	POWERSHARES DB GOLD FUND
DGLD	VLCTY SHS 3X INVS GLD ETN S&P GSCI GLD
DGLY	DIGITAL ALLY NEW
DGP	DB DOUBLE LONG GOLD ETN
DGRW	WISDOMTREE U.S. DIVIDEND GROWTH FUND
DGS	WISDOM TREE EMG MK SM CAP DV
DGSE	DGSE COMPANIES INC
DGT	SPDR Global Dow ETF
DGX	QUEST DIAGNOSTICS INC
DGZ	DB SHORT GOLD ETN
DHF	DREYFUS HI YLD STRATEGIES FD
DHG	DWS HIGH INCOME OPPORTUNITIES FD INC
DHI	DR HORTON INC
DHIL	DIAMOND HILL INVESTMENT GROUP
DHR	DANAHER CORP
DHRM	DEHAIER MEDICAL SYSTEMS LIMITED
DHS	WISDOM TREE EQUITY INC FD
DHT	DHT HOLDINGS INC
DHX	DICE HOLDINGS, INC.
DHY	CREDIT SUISSE HI YIELD BD FD
DIA	SPDR DJIA ETF Trust
DIG	PROSHARES ULTRA OIL & GAS
DIM	WISDOM TREE INTL MID CAP DIV
DIN	DINEEQUITY INC
DIOD	DIODES INC
DIRT	IPATH PURE BETA AGRICULTURE ETN 4/18/41
DIS	WALT DISNEY CO (THE)
DISCA	DISCOVERY COMM INC
DISCB	DISCOVERY COMM INC
DISCK	DISCOVERY COMM INC
DISH	DISH NETWORK CORPORATION
DIT	AMCON DISTRIBUTING CO
DIV	GLOBAL X SUPERDIVIDEND U.S. ETF
DJCI	UBS AG E-TRACS LINKED TO DJ-UBS COMMDIY
DJCO	DAILY JOUR CO
DJP	IPATH ETN LNK DJ UBS CM IND TR
DK	DELEK US HOLDINGS, INC
DKL	DELEK LOGISTICS PARTNERS LP
DKS	DICKS SPORTING GOODS INC
DKT	DEUTSCHE BK CONT CAPTL TR V
DL	CHINA DISTANCE EDUCATION
DLA	DELTA APPAREL INC
DLB	DOLBY LABORATORIES INC
DLBL	IPATH US TREA LONG BD BULL ETN 8/20
DLBS	IPATH US TREA LG BD BEAR ETN 8/20
DLHC	DLH HOLDINGS CORP
DLIA	DELIA*'S INC

DLLR	DFC GLOBAL CORP
DLN	WISDOM TREE LARGE CAP DIV
DLPH	DELPHI AUTOMOTIVE PLC
DLR	DIGITAL REALTY TRUST INC
DLR/PRE	DIGITAL REALTY TRUST INC 7% PFD E
DLR/PRF	DIGITAL REALTY TRUST INC. 6.625% (F)
DLR/PRG	DIGITAL REALTY TR INC 5.875% (G)
DLS	WISDOM TREE INTL SM CAP DIV
DLTR	DOLLAR TREE INC
DLX	DELUXE CORP
DM	DOLAN COMPANY (THE)
DM/PRB	DOLAN COMPANY 8.5% PFD SER B
DMB	DREYFUS MUNICIPAL BD INFRASTRUCTURE FD
DMD	DEMAND MEDIA INC
DMF	DREYFUS MUN INCM INC
DMLP	DORCHESTER MINERALS LP
DMND	DIAMOND FOODS
DMO	WESTERN ASSET MORTGAGE DEFINED OPPORTUNI
DMRC	DIGIMARC CORP
DNB	DUN & BRADSTREET CORP NEW
DNBF	DNB FINL CORP
DNDN	DENDREON CORP
DNI	DIVIDEND & INCOME FUND (DEL)
DNKN	DUNKIN BRANDS GROUP INC
DNL	WISDOM TREE GLOBAL EX US GROWTH
DNN	DENISON MINES CORP
DNO	UNITED STATES SHORT OIL
DNP	DNP SELECT INCOME INC
DNR	DENBURY RES INC (HLDG CO)
DNY	DENALI FD INC
DO	DIAMOND OFFSHORE DRILLING
DOD	ELEMENTS ETN- DOGS OF THE DOW
DOG	PROSHARES SHORT DOW30
DOIL	VELOCITYSHARESTM 3X INVERSE BRENT CRUDE
DOL	WISDOM TREE INTL LARGE CAP
DOLE	DOLE FOOD CO INC NEW
DOM	DOMINION RES BLACK WARRIOR T
DON	WISDOM TREE MID CAP DIV
DOO	WISDOM TREE INTL DIV EX FIN
DORM	DORMAN PRODUCTS INC
DOV	DOVER CORP
DOVR	DOVER SADDLERY INC
DOW	DOW CHEMICAL CO
DOX	AMDOCS LIMITED
DPD	DOW 30 PRE& DIV INC FUND
DPG	DUFF & PHELPS GLOBAL UTILITY INCOME FD
DPK	DIREXION DLY DEV MKT BEAR 3X SHS

DPM	DCP MIDSTREAM PARTNERS, LP
DPO	DOW 30 ENHNCD PRM & INC
DPS	DR PEPPER SNAPPLE GROUP
DPU	DB COMMODITY LONG
DPW	DIGITAL POWER CORP
DPZ	DOMINO'S PIZZA INC
DQ	DAQO NEW ENERGY CORP
DRAD	DIGIRAD CORP
DRAM	DATARAM CORP
DRC	DRESSER RAND GROUP INC
DRCO	DYNAMICS RES CORP
DRD	DRDGOLD LIMITED
DRE	DUKE REALTY CORP
DRE/PRJ	DUKE REALTY CORP
DRE/PRK	DUKE REALTY CORP
DRE/PRL	DUKE REALTY CORP
DRGS	RBS GLOBAL BIG PHARMA EXCHANGE TRADED NO
DRH	DIAMOND ROCK HOSPITALITY CO
DRI	DARDEN RESTAURANTS INC
DRIV	DIGITAL RIVER INC
DRL	DORAL FINANCIAL CORP NEW
DRN	DIREX DLY RL EST BULL 3X SH
DRQ	DRIL QUIP INC
DRR	MARKET VECTORS DBLE SHT ETN
DRRX	DURECT CORPORATION
DRTX	DURATA THERAPEUTICS INC
DRU	DOMINION RES INC VA NEW
DRV	DIREX DLY RL EST BEAR 3X SH
DRW	WISDOMTREE GLOBAL EX USA REAL ESTATE
DRWI	DRAGONWAVE INC
DRYS	DRYSHIPS INC
DSCI	DERMA SCIENCES INC
DSCO	DISCOVERY LABORATORIES INC
DSGX	DESCARTES SYSTEMS GROUP INC
DSI	ISH FTSE KLD 400 SOC IDX FD
DSKX	DS HEALTHCARE GROUP INC NEW
DSL	DOUBLELINE INCOME SOLUTIONS FD
DSLV	VLCTY SHS 3X INV SLR LNK S&P GSCI SLV ER
DSM	DREYFUS STRAT MUN BD FD INC
DSPG	DSP GROUP INC
DSS	DOCUMENT SECURITY SYSTEMS INC
DST	DST SYSTEMS INC
DSTJ	JPM -2X LB TSY FUT
DSU	BLACKROCK DEBT STRAT FD INC
DSUM	POWERSHARES CHINESE YUAN DIM SUM BD PTF
DSW	DSW INC
DSWL	DESWELL INDUSTRIES INC

DSX	DIANA SHIPPING INC
DSXJ	JPM -2X 10Y TSY FUT
DTD	WISDOM TREE TOT DIV
DTE	DTE ENERGY COMPANY
DTF	DTF TAX FREE INCOME INC
DTH	WISDOM TREE DEFA EQ INC
DTK	DEUTSCHE BK CONTNGNT CAP III
DTLK	DATALINK CORP
DTN	WISDOM TREE DIV EX FIN
DTO	PWRSH DB CRUDE OIL DBLE SH
DTQ	DTE ENERGY CO 5.25% DEBS 12/1/62
DTSI	DTS INC
DTT	DEUTSCHE BANK CAP
DTUL	IPATH US TREA 2-YEAR BULL ETN 8/20
DTUS	IPATH US TREA 2-YEAR BEAR ETN 8/20
DTV	DIRECTV
DTYL	IPATH US TREA 10-YEAR BULL ETN 8/20
DTYS	IPATH US TREA 10-YEAR BEAR ETN 8/20
DTZ	DTE ENERGY CO 6.5% SER I DEB 12/1/61
DUA	DEUTSCHE BK CAP FDG TR VIII
DUC	DUFF & PHELPS UTIL & BD TRU
DUG	PROSHARES ULTRASH OIL & GAS
DUK	DUKE ENERGY CORP NEW
DUKH	DUKE ENERGY CORP 5.125% DEBS 1/15/73
DUST	DIREXION DAILY GOLD MINERS BEAR 3X SHARE
DV	DEVRY INC
DVA	DAVITA HEALTHCARE PARTNERS INC
DVAX	DYNAVAX TECHNOLOGIES CORP
DVCR	DIVERSICARE HEALTHCARE SERVICES INC
DVD	DOVER MOTORSPORTS INC
DVM	COHEN & STEERS DIV MAJORS FD
DVN	DEVON ENERGY CORP
DVR	CAL DIVE INTL INC
DVY	ISHARES DOW JONES SEL DIV IDX
DVYA	ISHARES ASIA / PACIFIC DIVIDEND 30 INDEX
DVYE	ISHARES EMERGING MARKETS DIVIDEND INDEX
DVYL	ETRACS MONTHLY PAY 2XLEV DJ SEL DIV
DW	DREW INDUSTRIES INC
DWA	DREAMWORKS ANIMATION SKG INC
DWAS	PS DWA SMALLCAP
DWCH	DATAWATCH CORP
DWM	WISDOM TREE DEFA
DWRE	DEMANDWARE INC
DWSN	DAWSON GEOPHYSICAL CO
DWTI	VELOCITYSHARES 3X INVERSE CRUDE
DWX	SPDR S&P INTL DIV
DX	DYNEX CAPITAL INC

DX/PRA	DYNEX CAPITAL INC. 8.50% (A)
DX/PRB	DYNEX CAPITAL INC. 7.625% (B)
DXB	DEUTSCHE BK
DXCM	DEXCOM INC
DXD	PROSHARES ULTRASHORT DOW 30 NEW
DXJ	WISDOMTREE JAPAN HEDGED EQUITY FUND
DXLG	DESTINATION XL GROUP INC
DXM	DEX MEDIA INC
DXPE	DXP ENTERPRISES INC
DXR	DAXOR CORP
DXYN	DIXIE GROUP INC
DY	DYCOM INDUSTRIES INC
DYAX	DYAX CORP
DYN	DYNEGY INC NEW DEL
DYN/WS	DYNEGY INC NEW DEL WTS 10/2/17
DYNT	DYNATRONICS CORP
DYSL	DYNASIL CORP OF AMERICA
DYY	DB COMMODITY DOUBLE LONG
DZK	DIREX DLY DEV MRT BULL 3X SHS
DZZ	DB DOUBLE SHORT GOLD ETN
E	ENI S P A
EA	ELECTRONIC ARTS INC
EAA	ENTERGY ARKANSAS INC
EAB	ENTERGY ARKANSAS 4.9% 1ST MTG BD 12/1/52
EAC	ERICKSON AIR-CRANE INCORPORATED
EAD	Wells Fargo Adv Inc Oppor Fd
EAPS	PAX MSCI EAFE ESG INDEX ETF
EARN	ELLINGTON RESIDENTIAL MORTGAGE REIT
EAT	BRINKER INTL INC
EBAY	EBAY INC
EBF	ENNIS INC
EBIX	EBIX INC
EBMT	EAGLE BANCORP MONTANA INC
EBND	SPDR BARCLAYS EMERGING MRKTS BD ETF
EBR	CENTRAIS ELC BRAS (COM)
EBR/B	CENTRAIS ELC BRAS (COM) CLASS B
EBS	EMERGENT BIOSOLUTIONS INC
EBSB	MERIDIAN INTERST BANCORP INC
EBTC	ENTERPRISE BANCORP INC MA
EC	ECOPETROL S.A.
ECA	ENCANA CORPORATION
ECF	ELLSWORTH FUND LTD
ECH	ISHARES MSCI CHILE CAPPED INVEST MKT IND
ECHO	ECHO GLOBAL LOGISTICS INC
ECL	ECOLAB INC
ECNS	ISHARES MSCI CHINA SMALL CAP INDEX FUND
ECOL	US Ecology Inc

ECOM	CHANNELADVISOR CORP
ECON	EGShares Emerging Markets Consumer ETF
ECPG	ENCORE CAPITAL GROUP INCORPORA
ECT	ECA MARCELLUS TR I
ECTE	ECHO THERAPEUTICS INC.
ECTY	ECOTALITY INC
ECYT	ENDOCYTE INC
ED	CONSOLIDATED EDISON INC
EDAP	EDAP TMS SA
EDC	DIEX DLY EMRG MKT BULL 3X SHS
EDD	MORGAN STANLEY EMERGING
EDE	EMPIRE DISTRICT ELEC CO
EDEN	ISH MSCI DENMARK CAPPED INVST MKT
EDF	STONE HBR EMERGING MARKETS INCOME FUND
EDG	EDGEN GROUP INC
EDGW	EDGEWATER TECHNOLOGY INC
EDI	STONE HARBOR EMERGING MKTS TOT INCOME FD
EDIV	SPDR S&P EMER MRKTS DIV ETF
EDMC	EDUCATION MNGMNT CORP
EDN	EMPRESA DIST & COMM
EDR	EDUCATION REALTY TRUST INC
EDS	EXCEED COMPANY LTD
EDT	ENTERGY TEXAS INC
EDU	NEW ORIENTAL EDU & TECH
EDUC	EDUCATIONAL DEV CORP
EDV	VANGUARD EXT DURATION TSY
EDZ	DIREX DLY EMRG MRKT BEAR 3X SHS
EE	EL PASO ELECTRIC CO
EEA	EUROPEAN EQUITY FUND INC
EEB	CLAYMORE/BNY BRIC
EEFT	EURONET WORLDWIDE INC
EEH	ELEMENTS LINKED TO SPECTRUM LRG CAP U.S.
EEHB	POWERSH S&P EMERGING MARKETS HIGH BETA
EEI	ECOLOGY & ENVIRONMENT INC
EELV	POWERSHARES S&P EMERGING MARKETS LOW VOL
EEM	ISHARES MSCI EMERGING MRKTS
EEMA	ISHARES MSCI EMERGING MARKETS ASIA INDEX
EEME	ISHARES MSCI EMERGING MARKETS EMEA INDEX
EEML	ISHARES MSCI EMERGING MARKETS LATAM
EEMS	ISHARES MSCI EMG MKT SMALL CAP INDEX FD
EEMV	ISHARES MSCI EMERGING MRKTS MINIMUM VOL
EEP	ENBRIDGE ENERGY PARTNERS L P
EEQ	ENBRIDGE ENERGY MGMNT L L C
EES	WISDOMTREE SMCAP EARNINGS
EET	PROSH ULTRA MSCI EMG MKT
EEV	PROSHARES UL SH MSCI EMGMKT
EFA	ISHARES MSCI EAFE INDEX FUND

EFAV	ISHARES MSCI EAFE MINIMUM VOLATILITY IDX
EFC	ELLINGTON FINANCIAL LLC
EFG	ISHARES MSCI GROWTH
EFII	ELECTRONICS FOR IMAGING INC
EFM	ENTERGY MISSISSIPPI INC
EFNL	ISHARES MSCI FINLAND CAPPED INVEST MKT
EFO	PROSHARES ULTRA MSCI EAFE
EFR	EATON VANCE SR FLTG RATE FD
EFSC	ENTERPRISE FINANCIAL SERVICES
EFT	EATON VANCE FLOATING RT INCM
EFU	PRO SH ULTRA SHORT MSCI EAFE
EFUT	E-FUTURE INFORMATION TECH
EFV	ISHARES MSCI VALUE
EFX	EQUIFAX INC
EFZ	PRO SHARES SHORT MSCI EAFE
EGAN	EGAIN COMMUNICATIONS CORP
EGAS	Gas Natural Inc
EGBN	EAGLE BANCORP INC (MD)
EGF	BLACKROCK ENHANCED GOVT FD INC
EGF/WD	BLACKROCK ENHANCED GOVT FD INC
EGHT	8X8 INCORPORATED
EGI	ENTREE GOLD INC
EGL	ENGILITY HOLDINGS INC
EGLE	EAGLE BULK SHIPPING INC
EGN	ENERGEN CORP
EGO	ELDORADO GOLD CORP NEW
EGOV	NIC INC
EGP	EASTGROUP PROPERTIES INC
EGPT	MARKET VECTORS EGYPT INDEX
EGRW	ISHARES MSCI EMERGING MARKETS GROWTH IND
EGT	ENTERTAINMENT GAMING ASIA
EGY	VAALCO ENERGY INC (NEW)
EHI	WESTERN ASSETGLBL HI INCM FD
EHTH	EHEALTH INC
EIA	Eaton Vance Calif Muni Bd Fd II
EIDO	ISH MSCI INDONESIA INVESTABLE MKT
EIG	EMPLOYERS HOLDINGS INC
EIHI	EASTERN INSURANCE HLDGS INC
EIM	Eaton Vance Muni Bond Fund
EIO	Eaton Vance Ohio Muni Bd Fund
EIP	Eaton Vance PA Muni Bd Fund
EIPL	ETRACS MONTH 2X LEV NXT GNRT INTNT 7/41
EIPO	ETRACS NEXT GENERATION INTERNET ETN 7/19
EIRL	ISH MSCI IRELAND CAPPED INV MKT
EIS	ISHARES MSCI ISR CAP INVT MK
EIV	Eaton Vance Muni Bond Fund II
EIX	EDISON INTERNATIONAL

EJ	E-HOUSE (CHINA) HLDG LTD
EL	ESTEE LAUDER COMPANIES INC
ELA	ENTERGY LOUISIANA LLC
ELB	ENTERGY LOUISIANA LLC
ELD	WISDOMTREE EMG MKT LOC DEBT FD
ELGX	ENDOLOGIX INC
ELJ	ENTERGY LOUISIANA LLC 5.25% BDS 7/1/52
ELLI	ELLIE MAE INC
ELLO	ELLOMAY CAPITAL LTD
ELMD	ELECTROMED INC
ELN	ELAN CORP PLC
ELNK	EARTHLINK INC
ELON	ECHELON CORPORATION
ELOS	SYNERON MEDICAL LTD
ELP	PARANAENSE DE ENERGIA COPEL
ELR	SPDR DJ LARGE CAP
ELRC	ELECTRO RENT CORP
ELS	EQUITY LIFESTYLE PROPERTIES INC
ELS/PRC	EQUITY LIFESTYLE PPTYS 1/100TH PFD 6.75%
ELSE	ELECTRO SENSORS INC
ELTK	ELTEK LTD
ELU	ENTERGY LOUISIANA LLC 4.7% BDS 6/1/63
ELX	EMULEX CORP
ELY	CALLAWAY GOLF CO (DEL)
EMAN	EMAGIN CORP
EMB	ISHARES JPM USD EMRG MKT BD
EMC	EMC CORP MA
EMCB	WISDOMTREE EMRGING MKTS CORPORATE BOND
EMCD	SPDR BOFA MER EMG MKT CORP BD ETF
EMCF	EMCLAIRE FINANCIAL CORP
EMCI	EMC INS GRP INC
EMCR	EGSHARES EMERGING MARKETS CORE ETF
EMD	WESTERN ASSET EMRG MKT INCM FD
EMDD	EGSHARES EMERGING MARKETS DOMESTIC DEMAN
EMDI	ISH MSCI EMG MKT CONSUMER DISCRETIONARY
EMDR	VELOCITYSHARES EMERGING MARKETS DR ETF
EME	EMCOR GROUP INC
EMES	EMERGE ENERGY SERVICES LP
EMEY	ISH MSCI EMG MKT ENERGY SECTOR CAPPED
EMF	TEMPLETON EMG MKTS FD DEL
EMFN	ISHARES S&P EMG MKT FIN SEC
EMFT	SPDR MSCI EM 50 ETF
EMHY	ISHARES EMERGING MARKETS HIGH YIELD BOND
EMI	EATON VANCE MI MUNI INCM TR
EMIF	ISH S&P EMG MKT INFRA INDX
EMITF	ELBIT IMAGING LTD
EMJ	Eaton Vance N J Muni Bd Fd

EMKR	EMCORE CORPORATION
EML	EASTERN CO
EMLB	IPATH LONG ENHANCED MSCI EMERGING MRKT
EMLC	MKT VECT EMG MKT LOC CUR BD ETF
EMLP	FT NORTH AMERICAN ENERGY INFRA FUND
EMM	SPDR DJ MID CAP
EMMS	EMMIS COMMUNICATIONS CORP
EMMSP	EMMIS COMMUNICATIONS CORP
EMMT	ISHARES MSCI EMG MKT MAT SECTOR INDX
EMN	EASTMAN CHEMICAL COMPANY
EMO	CLEARBRIDGE ENERGY MLP OPPORTUNITY FD
EMQ	ENTERGY MISSISSIPPI INC
EMR	EMERSON ELECTRIC CO
EMSA	IPATH SHORT ENHANCED MSCI EMERGING MRKT
EMT	EGShares Emerging Markets Metals
EMXX	EURASIAN MINERALS INC
EMZ	ENTERGY MISSISSIPPI INC 6% 5/1/51
ENB	ENBRIDGE INC
END	ENDEAVOUR INTL CORPORATION
ENDP	ENDO HEALTH SOLUTIONS INC
ENG	ENGLOBAL CORPORATION
ENGN	ISHARES INDUSTRIALS SECTOR BOND FUND
ENH	ENDURANCE SPCLTY HLDGS LTD
ENH/PRA	ENDURANCE SPEC HLGS LTD
ENH/PRB	ENDURANCE SPECIALTY HLDGS LTD 7.5% PFD B
ENI	ENERSIS S.A.
ENJ	ENTERGY NEW ORLEANS 5% MTG BD 12/1/52
ENL	REED ELSEVIER NV NEW
ENMD	ENTREMED INC NEW
ENOC	ENERNOC INC.
ENOR	ISHARES MSCI NORWAY CAPPED INVEST MKT
ENPH	ENPHASE ENERGY INC
ENR	ENERGIZER HLDGS INC
ENS	ENERSYS
ENSG	ENSIGN GROUP INC. (THE)
ENT	GLOBAL EAGLE ENTERTAINMENT INC
ENTA	ENANTA PHARMACEUTICALS INC
ENTG	ENTEGRIS INCORPORATED
ENTR	ENTROPIC COMMUNICATIONS
ENV	ENVESTNET INC
ENVI	ENVIVIO INC.
ENX	Eaton Vance NY Muni Bd Fund
ENY	CLAYMORE/SWM CAN ENE INC
ENZ	ENZO BIOCHEM INC
ENZL	ISHARES MSCI NEW ZEALAND CAPPED INVESTAB
ENZN	ENZON PHARMACEUTICALS INC
EOC	EMPRESA NAC ELEC S.A. CHILE

EOD	WELLS FARGO ADVANTAGE GLOBAL DIVIDEND OP
EOG	EOG RESOURCES INC
EOI	EATON VANCE ENHANCED EQ INCM
EONC	EON COMMUNICATION CORP
EOPN	E2OPEN INC
EOS	EATON VANCE ENHNCD EQ INC II
EOT	EATON VANCE NATL MUN OPP TR
EOX	EMERALD OIL INC
EP/PRC	EL PASO ENERGY CAPITAL TR I
EPAM	EPAM SYSTEMS INC
EPAX	AMBASSADORS GROUP INC
EPAY	BOTTOMLINE TECHNOLOGITES INC
EPB	EL PASO PIPELINE PARTNERS LP
EPD	ENTERPRISE PDCTS PARTNRS L P
EPHE	ISHARES MSCI PHILIPPINES INV MARKET INDX
EPI	WISDOM TREE INDIA ERNG FD
EPIQ	EPIQ SYSTEMS INC
EPL	EPL OIL & GAS INC
EPM	EVOLUTION PETROLEUM CP
EPM/PRA	EVOLUTION PETROLEUM CORP 8.5 (A)
EPOL	ISH MSCI POLAND CAPPED INVEST MKT INDX
EPP	ISHARES MSCI PAC EX-JAP
EPR	EPR PROPERTIES
EPR/PRC	EPR PROPERTIES 5.75% PFD SER C
EPR/PRE	EPR PROPERTIES 9% PFD SER E
EPR/PRF	EPR PROPERTIES 6.625% PFD SER F
EPS	WISDOMTREE EARNINGS 500
EPU	ISH MSCI ALL PERU CAP INDX
EPV	PROSHARES ULTRASHORT EUROPE
EQIX	EQUINIX INC
EQL	ALPS EQUAL SECTOR WEIGHT
EQM	EQT MIDSTREAM PARTNERS L P
EQR	EQUITY RESIDENTIAL
EQS	EQUUS TOTAL RETURN INC.
EQT	EQT CORPORATION
EQU	EQUAL ENERGY LTD
EQY	EQUITY ONE INC
ERA	ERA GROUP INC
ERB	ERBA DIAGNOSTICS INC
ERC	Wells Fargo Adv Multi-Sec Inc Fd
ERF	ENERPLUS CORP
ERH	Wells Fargo Adv Util and High Inc Fd
ERIC	ERICSSON
ERIE	ERIE INDEMNITY CO CL A
ERII	ENERGY RECOVERY INC
ERJ	EMBRAER S.A
ERO	BARCLAYS IPATH EUR/USD

EROC	EAGLE ROCK ENERGY PTNRS L.P.
ERS	EMPIRE RESOURCES INC
ERUS	ISHARES MSCI RUSSIA CAPPED INDEX FUND
ERX	DIREXION ENERGY BULL 3X
ERY	DIREX DLY ENERGY BEAR 3X
ESBF	ESB FINANCIAL CORP
ESBK	ELMIRA SAVINGS BANK ELMIRA NY
ESC	EMERITUS CORP
ESCA	ESCALADE INC
ESD	WESTERN ASSET EMRG MKT DEBT
ESE	ESCO TECHNOLOGIES INC
ESEA	EUROSEAS LTD
ESGR	ENSTAR GROUP LIMITED
ESI	ITT EDUCATIONAL SVCS INC
ESIO	ELECTRO SCIENTIFIC INDS INC
ESL	ESTERLINE TECH CORP
ESLT	ELBIT SYSTEMS LTD
ESMC	ESCALON MEDICAL CORP
ESP	ESPEY MFG & ELECTRS CORP
ESR	ISH MSCI EMG MKT EAST EURO
ESRX	EXPRESS SCRIPTS HLDG COMPANY
ESS	ESSEX PPTY TRUST INC
ESS/PRH	ESSEX PROPERTY TRUST INC
ESSA	ESSA BANCORP INC
ESSX	ESSEX RENTAL CORP
ESTE	EARTHSTONE ENERGY INC.
ESV	ENSCO PLC
ESXB	COMMUNITY BANKERS TRUST CORP
ESYS	ELECSYS CORP
ET	EXACTTARGET INC
ETAK	ELEPHANT TALK COMMUNICATIONS CORP
ETB	EATON VANCE TAX MG BY-WR
ETE	ENERGY TRANS EQTY LP
ETF	ABERDEEN EMG MKT SM COMP OPP FD
ETFC	E*TRADE FINANCIAL CORP
ETG	EATON VANCE TAX ADV GLBL DIV
ETH	ETHAN ALLEN INTERIORS INC
ETJ	EATON VANCE RISK MGN DIV EQ IN
ETM	ENTERCOM COMMUNS CORP
ETN	EATON CORP PLC (IRELAND)
ETO	EATON VANCE TAX ADVTGD GLBL
ETP	ENERGY TRANSFER PARTNERS L.P.
ETR	ENTERGY CORP
ETRM	ENTEROMEDICS INC.
ETUA	EUNITS 2YR US MKT PARTICIPATION TR
ETUB	EUNITS 2 YEAR U.S. MARKET TR II
ETV	EATON VANCE TX MNGD BY-WT FD

ETW	EATON VANCE TAX-MNGD GLBL
ETX	EATON VANCE MUNICIPAL INCOME TERM TR
ETY	EATON VANCE TAX MG
EU	WISDOMTREE EURO DEBT FUND
EUFN	ISHARES MSCI EURO FIN
EUFX	PROSHARES SHORT EURO
EUM	PROSHARES SHORT MSCI EMGMKT
EUO	PROSHARES ULTRASHORT EURO
EUSA	ISHARES MSCI USA INDEX FUND
EV	EATON VANCE CORP
EVAC	EDWARDS GROUP LIMITED
EVAL	ISHARES MSCI EMERGING MARKETS VALUE INDE
EVBN	EVANS BANCORP INC NEW
EVBS	EASTERN VIRGINIA BANK INC
EVC	ENTRAVISION COMMUNICTNS CORP
EVEP	EV ENERGY PARTNERS L.P.
EVER	EVERBANK FINANCIAL CORP
EVER/PRA	EVERBANK FINANCIAL CORP. 6.75% (A)
EVF	EATON VANCE SENIOR INCOME TR
EVG	EATON VANCE SHRT DUR DIV INC
EVI	ENVIROSTAR INC
EVJ	EATON VANCE NJ MUNI INCM TR
EVK	EVER-GLORY INTL GRP INC
EVM	Eaton Vance Calif Muni Bd Fund
EVN	EATON VANCE MUNI INCM TR SBI
EVO	EATON VANCE OH MUNI INCM TR
EVOL	EVOLVING SYSTEMS INC
EVP	EATON VANCE PA MUNI INCM TR
EVR	EVERCORE PARTNERS INC
EVRY	EVERYWARE GLOBAL INC
EVRYW	EVERYWARE GLOBAL INC 5/21/18
EVT	EATON VANCE TAX ADVANTAGED
EVTC	EVERTEC INC
EVV	EATON VANCE LTD DUR INC FD
EVX	MARKET VECTORS ENVIRON SVCS
EVY	EATON VANCE NY MUNI INCM TR
EW	EDWARDS LIFESCIENCES CORP
EWA	ISHARES MSCI AUSTRALIA IND FD
EWAS	ISHARES MSCI AUSTRALIA SMALL CAP INDEX FUND
EWBC	EAST WEST BANCORP INC
EWC	ISHARES MSCI CANADA IND FD
EWCS	ISHARES MSCI CANADA SMALL CAP INDEX FUND
EWD	ISHARES MSCI SWEDEN IND FD
EWEM	GUGGENHIEM MSCI EMERGING MRKTS EQL WEIGH
EWG	ISHARES MSCI GERMANY IND FD
EWGS	ISHARES MSCI GERMANY SMALL CAP INDEX
EWH	ISHARES MSCI HONG KONG IND FD

EWHS	ISHARES MSCI HONG KONG SMALL CAP INDX FD
EWI	ISHARES MSCI ITALY CAPPED INDEX FUND
EWJ	ISHARES MSCI JAPAN IND FD
EWK	ISHARES MSCI BELGIUM CAPPED INVEST MKT I
EWL	ISHARES MSCI SWITZERLAND CAPPED INDEX FU
EWM	ISHARES MSCI MALAYSIA IND FD
EWN	ISHARES MSCI NETHLDS INVEST MKT
EWO	ISHARES MSCI AUSTRIA CAPPED INVEST MKT
EWP	ISHARES MSCI SPAIN CAPPED INDEX FUND
EWQ	ISHARES MSCI FRANCE IND FD
EWRI	GUGGENHIEM RUSSELL 1000 EQUAL WEIGHT ETF
EWRM	GUGGENHIEM RUSSELL MIDCAP EQUAL WEIGHT E
EWRS	GUGGENHIEM RUSSELL 2000 EQUAL WEIGHT ETF
EWS	ISHARES MSCI SINGAPORE IND FD
EWSS	ISHARES MSCI SINGAPORE SMALL CAP INDX FD
EWT	ISHARES MSCI TAIWAN IND FD
EWU	ISHARES MSCI UK IND FD
EWUS	ISHARES MSCI UNITED KINGDOM SMALL CAP INDEX FUND
EWV	PROSHARES UL SH MSCI JAPAN
EWW	ISHARES MSCI MEXICO CAPPED INVEST MKT
EWX	SPDR S&P EMRG MKTS SMCP ETF
EWY	ISHARES MSCI SOUTH KOREA CAPPED INDEX FU
EWZ	ISHARES MSCI BRAZIL CAPPED INDEX FUND
EWZS	ISHARES MSCI BRAZIL SMALL CAP INDEX FUND
EXA	EXA CORPORATION
EXAC	EXACTECH INC
EXAM	EXAMWORKS GROUP INC
EXAR	EXAR CORP
EXAS	EXACT SCIENCES CORPORATION
EXC	EXELON CORP
EXD	EATON VANCE TAX-ADV BD & OPT STRATEGIES
EXE	CREXENDO INC
EXEL	EXELIXIS INC
EXFO	EXFO INC
EXG	ET VAN TAX MG GL DIV EQ INC
EXH	EXTERRAN HOLDINGS INC
EXI	ISHARES S&P GLOBAL IND
EXK	ENDEAVOUR SILVER CORP
EXL	EXCEL TRUST INC
EXL/PRB	EXCEL TRUST INC 8.125% PFD SER B
EXLP	EXTERRAN PARTNERS
EXLS	EXLSERVICE HOLDINGS, INC.
EXM	EXCEL MARITIME CARRIERS LTD
EXP	EAGLE MATERIALS INC
EXPD	EXPEDITORS INTL WASH INC
EXPE	EXPEDIA INC
EXPO	EXPONENT INC

EXPR	EXPRESS INC
EXR	EXTRA SPACE STORAGE INC
EXT	WISDOMTREE TOTAL EARNINGS
EXTR	EXTREME NETWORKS INC
EXXI	ENERGY XXI LIMITED
EZA	ISHARES MSCI SOUTH AFRICA
EZCH	EZCHIP SEMICONDUCTOR LTD
EZJ	PROSHARES ULTRA MSCI JAPAN
EZM	WISDOMTREE MIDCAP EARNINGS
EZPW	EZCORP INC
EZU	ISHARES MSCI EMU INDEX FUND
EZY	WISDOMTREE LG CAP VAL FD
F	FORD MOTOR COMPANY
FAB	FR TR MULTI CAP VAL ALPHADEX
FAC	FIRST ACCEPTANCE CORP
FAD	FR TR MULTI CAP GR ALPHADEX
FAF	FIRST AMERICAN FINANCIAL CORP
FALC	FALCONSTOR SOFTWARE INC
FAM	FIRST TR/ABERDEEN GLBL OPPTY INCM
FAN	FT ISE GLOBAL WIND ENERGY
FANG	DIAMONDBACK ENERGY, INC
FARM	FARMER BROS CO
FARO	FARO TECHNOLOGIES INC
FAS	DIREX DLY FINAN BULL 3X
FAST	FASTENAL CO
FAUS	FIRST TRUST AUSTRALIA ALPHADEX FUND
FAV	FIRST TR ACTIVE DIV INCM FD
FAX	ABERDEEN ASIA PAC INC FD INC
FAZ	DIREXION DLY FINANCIAL BEAR 3X
FB	FACEBOOK INC (A)
FBC	FLAGSTAR BANCORP INC
FBG	FI ENHANCED BIG CAP GROWTH ETN
FBHS	FORTUNE BRANDS HOME & SECURITY INC
FBIZ	FIRST BUSINESS FINANCIAL SVC
FBMI	FIRSTBANK CORP ALMA MICH
FBMS	FIRST BANCSHARES INC (THE)
FBN	FURNITURE BRANDS INTERNATIONAL INC
FBNC	FIRST BANCORP N C
FBNK	FIRST CONNECTICUT BANCORP INC
FBP	FIRST BANCORP P R
FBR	FIBRIA CELULOSE SA
FBRC	FBR & Co
FBS/PRA	FIRST PREFERRED CAP TR IV
FBSS	FAUQUIER BANKSHARES INC (VA)
FBT	FIRST TRUST NYSE ARCA BIOTECH
FBZ	FIRST TRUST BRAZIL ALPHADEX FUND
FC	FRANKLIN COVEY CO

FCA	FIRST TRUST CHINA ALPHADEX FUND
FCAL	FIRST CALIF FINCL GRP INC
FCAN	FIRST TRUST CANADA ALPHADEX FUND
FCAP	FIRST CAPITAL INC
FCBC	FIRST COMNTY BANCSHARE INC N
FCCO	FIRST COMMUNITY CORP (SC)
FCCY	1ST CONSTITUTION BANCORP
FCE/A	FOREST CITY ENTRPS INC
FCE/B	FOREST CITY ENTRPS INC
FCEL	FUELCELL ENERGY INC (DEL)
FCF	FIRST COMWLTH FINL CORP PA
FCFS	FIRST CASH FINCL SVS
FCG	FIRST TRUST ISE-REVERE NG
FCH	FELCOR LODGING TRUST INC
FCH/PRA	FELCOR LODGING TRUST INC
FCH/PRC	FELCOR LODGING TR INC
FCHI	ISHARES FTSE CHINA (HK LISTED) IDX FD
FCLF	FIRST CLOVER LEAF FIN CORP
FCN	FTI CONSULTING INC
FCNCA	FIRST CITIZENS BANCSHRS INC
FCO	ABERDEEN GLOBAL INCM FD INC
FCS	FAIRCHILD SEMICONDUCTOR INTL
FCSC	FIBROCELL SCIENCE INC NEW
FCT	FIRST TR SENIOR FLTG RT INCOME FD II
FCTY	1ST CENTURY BANCSHARES, INC
FCVA	FIRST CAPITAL BANCORP INC
FCX	FREEPORT MCMORAN COPPER & GOLD INC
FCX/WI	FREEPORT MCMORAN COPPER & GOLD INC
FCY	FOREST CITY ENTERPRISES INC
FCZA	FIRST CITIZENS BANC CORP
FDD	FT STOXX EURO SEL DIV INCM FD
FDEF	FIRST DEFIANCE FIN CORP
FDI	FORT DEARBORN INCM SECS INC
FDL	FIRST TR MORNINGSTAR DIV
FDM	FR TR DJ SELECT MICRO CAP
FDML	FEDERAL-MOGUL CORP
FDN	FIRST TRUST DJ INTERNET IDX
FDO	FAMILY DLR STORES INC
FDP	FRESH DEL MONTE PRODUCE INC
FDS	FACTSET RESEARCH SYSTEMS INC
FDT	FIRST TRUST DEVELOPED MARKETS EX-US ALPH
FDTS	FIRST TRUST DEV MKTS EX-US SMALL CAP ALP
FDUS	FIDUS INVESTMENT CORPORATION
FDV	First Tr Strategic Value Indx Fd
FDX	FEDEX CORP
FE	FIRSTENERGY CORP
FEEU	BARCLAYS ETN PLUS FI ENHANCED EUROPE 50

FEFN	ISHARES MSCI FAR EAST FIN
FEI	FIRST TRUST MLP ENERGY INCOME FD
FEIC	FEI COMPANY
FEIM	FREQUENCY ELECTRONICS INC
FELE	FRANKLIN ELECTR INC
FEM	FIRST TRUST EMERGING MARKETS ALPHADEX FD
FEMS	FIRST TRUST EMG MKTS SMALL CAP ALPHADEX
FEN	FR TR ENERGY INCOME AND GROWTH FUND
FENG	PHOENIX NEW MEDIA LTD
FEO	FR TR ABERDEEN EMG OPP FD
FEP	FIRST TRUST EUROPE ALPHADEX FUND
FES	FORBES ENERGY SERVICES LTD
FET	FORUM ENERGY TECHNOLOGIES INC
FEU	SPDR STOXX EURO 50
FEX	FR TR LR CAP CORE ALPHADEX
FEZ	SPDR EURO STOXX 50
FF	FUTUREFUEL CORP
FFA	FIRST TR ENHANCED EQUITY INCOME
FFBC	FIRST FIN BANCORP
FFBCW	FIRST FINANCIAL BANCORP
FFBH	FIRST FEDERAL BANCSHARES OF ARKANSAS
FFC	FLAHERTY & CRUMRINE PREFFERED SECURITIES
FFCH	FIRST FIN HLDGS INC
FFCO	FED FIRST FINANCIAL CORP
FFEX	FROZEN FOOD EXPRESS INDS INC
FFG	FBL FINANCIAL GROUP INC
FFHL	FUWEI FILMS (HOLDINGS) INC
FFI	FORTUNE INDUSTRIES INC
FFIC	FLUSHING FINCL CORP
FFIN	FIRST FINL BANCSHARES INC
FFIV	F5 NETWORKS INC
FFKT	FARMERS CAP BK CORP
FFKY	FIRST FINANCIAL SERV CORP
FFN	FRIENDFINDER NETWORKS INC
FFNM	FIRST FED OF NRTH MIC BANC
FFNW	FIRST FIN NORTHWEST INC
FFR	FT FTSE EPRA/NAREIT DEV MKT RL
FGB	FIRST TRUST SPCLTY FIN & FIN OPP
FGD	FIRST TR DJ GLB SEL DIV
FGEM	EGShares Financials GEMS ETF
FGM	FIRST TRUST GERMANY ALPHADEX FUND
FGP	FERRELLGAS PARTNERS LP
FHCO	FEMALE HEALTH CO (THE)
FHK	FIRST TRUST HONG KONG ALPHADEX FUND
FHN	FIRST HORIZON NATL CORP
FHN/PRA	FIRST HORIZON NATIONAL CORP (A)
FHY	FIRST TR STRATEGIC HI INCM FD II NEW

FIBK	FIRST INTERSTATE BANCSYSTEM (A)
FICO	FAIR ISAAC INC
FIF	FIRST TRUST ENERGY INFRASTRUCTURE FD
FIG	FORTRESS INV GROUP
FIGY	BARC ETN FI ENH GLOBAL HGHYLD 6/4/18
FII	FEDERATED INVESTORS INC
FILL	ISHARES MSCI GLOBAL ENERGY PRODUCERS FUN
FINF	PROSHARES SHORT 30 YEAR TIPS/TSY SPREAD
FINL	FINISH LINE INC
FINU	PROSHARES ULTRAPRO FINANCIALS
FINZ	PROSHARES ULTRAPRO SHORT FINANCIALS
FIO	FUSION-IO INC
FIRE	SOURCEFIRE INC
FIS	FIDELITY NATL INFORMATION SERV
FISI	FINANCIAL INSTITUTIONS INC
FISV	FISERV INC
FITB	FIFTH THIRD BANCORP
FITBP	FIFTH THIRD BANCORP
FIVE	FIVE BELOW INC
FIVZ	PIMCO 3-7 YEAR US TREASURY INDEX ETF
FIW	FIRST TRUST ISE WATER
FIX	COMFORT SYSTEMS USA INC
FIZZ	NATIONAL BEVERAGE CORP
FJP	FIRST TRUST JAPAN ALPHADEX FUND
FJZST	Test Symbol
FKO	FIRST TRUST SOUTH KOREA ALPHADEX FUND
FKU	FIRST TRUST UNITED KINGDOM ALPHADEX FUND
FL	FOOT LOCKER INC
FLAG	FORENSIC ACCOUNTING ETF
FLAT	IPATH US TREA FLATTENER ETN 8/20
FLC	FLAHERTY & CRUMRINE TOTAL RETURN FD INC
FLDM	FLUIDIGM CORPORATION
FLEX	FLEXTRONICS INTL LTD
FLIC	FIRST LONG ISLAND CORP
FLIR	FLIR SYSTEMS INC
FLL	FULL HOUSE RESORTS
FLM	FIRST TR ISE GBL ENG&CONSTR
FLML	FLAMEL TECHNOLOGIES SA
FLN	FIRST TRUST LATIN AMERICA ALPHADEX FUND
FLO	FLOWERS FOODS INC NEW
FLOT	ISHARES FLOATING RATE NOTE FUND
FLOW	FLOW INTL CORP
FLR	FLUOR CORP NEW
FLRN	SPDR BARCLAYS INVESTMENT GRD FLG
FLS	FLOWSERVE CORP
FLT	FLEETCOR TECHNOLOGIES INC
FLTR	MARKET VECTORS INVMT GRADE FLTG RATE

FLTX	FLEETMATICS GROUP PLC
FLWS	1 800-FLOWERS.COM INC
FLXS	FLEXSTEEL INDS INC
FLY	FLY LEASING LTD
FM	ISHARES MSCI FRONTIER 100 FUND
FMBI	FIRST MIDWEST BANCORP
FMC	FMC CORP
FMD	FIRST MARBLEHEAD CORP THE
FMER	FIRSTMERIT Corporation
FMER/PRA	FIRSTMERIT CORP 1/40TH 5.875% PFD (A)
FMFC	FIRST M&F CORPORATION
FMK	FIRST TRUST MEGA CAP ALPHADEX FUND
FMN	FEDERATED PREM MUN INCM FD
FMNB	FARMERS NATIONAL BANC CORP
FMO	FIDUCIARY/CLAYMORE MLP OPPTY
FMS	FRESENIUS MEDICAL CARE AG & CO.
FMS/PR	FRESENIUS MEDICAL CARE AG &CO
FMX	FOMENTO ECONOMICO MEXICANO SAB DE CV.
FMY	FIRST TRUST MORTGAGE INCOME FD
FN	FABRINET
FNB	FNB CORPORATION
FNBN	FNB UNITED CORP
FNF	FIDELITY NATIONAL FIN INC
FNFG	FIRST NIAGARA FINCL GRP INC
FNFG/PRB	FIRST NIAGARA FINCL GROUP INC
FNGN	FINANCIAL ENGINES INC
FNHC	FEDERATED NATIONAL HOLDING COMPANY
FNI	FIRST TRUST ISE CHINDIA
FNIO	ISH FTSE NAREIT IND/OFF CAP IND
FNK	FIRST TRUST MID CAP VALUE ALPHADEX FUND
FNLC	FIRST BANCORP INC
FNP	FIFTH & PACIFIC COMPANIES INC
FNSR	FINISAR CORPORATION
FNV	FRANCO NEVADA CORP
FNX	FR TR MID CAP CORE ALPHADEX
FNY	FIRST TRUST MID CAP GROWTH ALPHADEX FUND
FOE	FERRO CORP
FOF	COHEN & STEERS CL END OPP FD
FOIL	IPATH PURE BETA ALUMINUM ETN
FOL	FACTORSHARES 2X: OIL BULL/S&P500 BEAR
FOLD	AMICUS THERAPEUTICS, INC
FONE	FIRST TR NASDAQ CEA SMARTPHONE IND FD
FONR	FONAR CORP
FOR	FORESTAR GROUP INC
FORD	FORWARD INDUSTRIES INC
FORM	FORMFACTOR INC
FORR	FORRESTER RESEARCH INC

FORTY	FORMULA SYSTEMS LTD
FORX	PIMCO FOREIGN CURRENCY STRATEGY ETF
FOSL	FOSSIL INC
FPA	FIRST TRUST ASIA PACIFIC EX-JAPAN ALPHAD
FPE	FIRST TRUST PREFERRED SEC & INC ETF
FPF	FIRST TR INTERMEDIATE DURATION PFD INCM
FPO	FIRST POTOMAC REALTY TRUST
FPO/PRA	FIRST POTOMAC REALTY TRUST 7.75%
FPP	FIELDPOINT PETROLEUM CORP
FPP/WS	FIELDPOINT PETROLEUM CORP WTS 2015
FPT	FEDERATED PREMIER INTER MUN
FPX	FIRST TRUST US IPO INDEX
FR	FIRST INDUSTRIAL REALTY TR INC
FR/PRK	FIRST INDREALTY TR INC
FRA	BLACKROCK FLTG RATE INCM STRAT
FRAK	MARKET VECTORS UNCONVENTIONAL OIL & GAS
FRAN	FRANCESCAS HOLDINGS CORP
FRBK	REPUBLIC FIRST BANCORP INC
FRC	FIRST REPUBLIC BANK SAN FRANCISCO CA NEW
FRC/PRA	FIRST REPUBLIC BANK CORP
FRC/PRB	FIRST REPUBLIC BK PFD (B) 6.20 %
FRC/PRC	FIRST REPUBLIC BK DEP SH 1/40TH 5.625% P
FRC/PRD	FIRST REPUBLIC BANK 5.50% (D)
FRD	FRIEDMAN INDS INC
FRED	FREDS INC
FREE	FREESEAS INC
FRF	FORTEGRA FINANCIAL CORP
FRGI	FIESTA RESTAURANT GROUP
FRI	FR TR S&P REIT INDEX FUND
FRM	FURMANITE CORPORATION
FRME	FIRST MERCHANTS CORP
FRN	CLM/BNY MEL FRONT MKT
FRNK	FRANKLIN FINANCIAL CORP
FRO	FRONTLINE LTD NEW
FRP	FAIRPOINT COMMUNICATIONS INC
FRS	FRISCHS RESTAURANTS INC
FRT	FEDERAL RLTY INVT TR (MD)
FRX	FOREST LABS INC
FSA	FACTORSHARES 2X: TBOND BULL/S&P500 BEAR
FSBK	FIRST SOUTH BANCORP
FSBW	FS BANCORP, INC
FSC	FIFTH STREET FINANCE CORP
FSCE	FIFTH STREET FINANCE 5.875% NTS 10/30/24
FSCFL	FIFTH STREET FINANCE CORP 6.125%
FSCI	FISHER COMMUNICATIONS INC
FSD	FIRST TRUST HIGH INCOME LONG / SHORT FD
FSE	FACTORSHARES 2X: S&P500 BULL/TBOND BEAR

FSFG	FIRST SAVINGS FINL GRP INC
FSG	FACTORSHARES 2X: GOLD BULL/S&P500 BEAR
FSGI	FIRST SECURITY GROUP INC
FSI	FLEXIBLE SOLUTIONS INTL INC
FSL	FREESCALE SEMICONDUCTOR LTD
FSLR	FIRST SOLAR INC
FSM	FORTUNA SILVER MINES INC
FSP	FRANKLIN STREET PROPERTIES CORP
FSRV	FIRSTSERVICE CORP S VTG
FSS	FEDERAL SIGNAL CORP
FST	FOREST OIL CORP NEW
FSTR	FOSTER L B CO
FSU	FACTORSHARES 2X: S&P500 BULL/USD BEAR
FSYS	FUEL SYSTEMS SOL INC
FSZ	FIRST TRUST SWITZERLAND ALPHADEX FUND
FT	FRANKLIN UNIV TRUST
FTA	FR TR LR CAP VAL ALPHADEX FD
FTC	FR TR LR CAP GR ALPHADEX FD
FTE	FRANCE TELECOM S A
FTEK	FUEL TECH INC
FTF	FRANKLIN TEMPLETON LTD DUR
FTI	FMC TECHNOLOGIES INC
FTK	FLOTEK INDUSTRIES INC (DE)
FTNT	FORTINET INC
FTR	FRONTIER COMMUNICATIONS CORP
FTSL	FIRST TRUST SENIOR LOAN FUND
FTT	FEDERATED ENHANCED TREAS INCOME FD
FTW	FIRST TRUST TAIWAN ALPHADEX FUND
FTY	ISHARES FTSE NAREIT RE ET 50
FU	FAB UNIVERSAL CORP
FUBC	1ST UNITED BANCORP INC (FL)
FUD	E-TRACS UBS BLMBG CMCI FOOD
FUE	SWEDISH EXP CR CORP BIO FUEL
FUL	H.B. FULLER COMPANY
FULL	FULL CIRCLE CAPITAL CORP
FULT	FULTON FIN CORP PA
FUN	CEDAR FAIR LP
FUNC	FIRST UTD CORP
FUND	ROYCE FOCUS TRUST INC
FUR	WINTHROP REALTY TRUST
FUR/PRD	WINTHROP REALTY TR 9.25% PFD SER D
FURX	FURIEX PHARMACEUTICALS INC
FVD	FIRST TRUST VAL LINE DIV FD
FVE	FIVE STAR QUALITY CARE INC
FVI	FR TR VALUE LINE EQ ALLOCATION
FVL	FIRST TRUST VALUE LINE 100
FWDB	MADRONA GLOBAL BOND ETF

FWDD	MADRONA DOMESTIC ETF
FWDI	MADRONA INTERNATIONAL ETF
FWLT	FOSTER WHEELER AG
FWM	FAIRWAY GROUP HOLDINGS CORP (A)
FWRD	FORWARD AIR CORP
FWV	FIRST WEST VIRGINIA BANCORP
FXA	CURRENCY SH AUS DOL TR
FXB	CURRENCY SH BR POUND ST TR
FXC	CURRENCY SH CAN DOL TR
FXCB	FOX CHASE BANCORP INC.
FXCH	CURRENCYSHARES CHINESE RENMINBI TRUST
FXCM	FXCM INC
FXD	FR TR CONS DISC ALPHADEX
FXE	CURRENCY SHARES EURO TR
FXEN	FX ENERGY INC
FXF	CURRENCY SH SWISS FR TR
FXG	FR TR CONS STAPLES ALPHADEX
FXH	FR TR HEALTH CARE ALPHADEX
FXI	ISHARES FTSE CHINA 25 INDEX FUND
FXL	FR TR TECHN ALPHADEX
FXN	FR TR ENERGY ALPHADEX
FXO	FR TR FINANCIAL ALPHADEX
FXP	PROSHARES ULTRASHORT FTSE CHINA 25
FXR	FR TR INDU/PR DUR ALPHADEX
FXS	CURRENCY SH SWEDISH KR TR
FXSG	CURRENCYSHARES SINGAPORE DOLLAR TRUST
FXU	FR TR UTILITIES ALPHADEX
FXY	CUR SH JAPANESE YEN TRUST
FXZ	FR TR MATERIALS ALPHADEX
FYC	FIRST TRUST SMALL CAP GROWTH ALPHADEX FU
FYT	FIRST TRUST SMALL CAP VALUE ALPHADEX FUN
FYX	FR TR SM CAP CORE ALPHA DEX
G	GENPACT LTD
GA	GIANT INTERACTIVE GR INC
GAB	GABELLI EQUITY TRUST INC
GAB/PRD	GABELLI EQUITY TRUST INC
GAB/PRG	GABELLI EQUITY TRUST INC PFD SER G
GAB/PRH	GABELLI EQUITY TR INC. (THE) 5.00% (H)
GABC	GERMAN AMERICAN BANCORP INC
GAF	SPDR IDX SH FDS S&P EMERGING MIDDLE EST
GAGA	LE GAGA HOLDINGS LIMITED
GAI	GLOBAL-TECH ADVD INNOVATIONS
GAIA	GAIAM INC
GAIN	GLADSTONE INVESTMENT CORP
GAINP	GLADSTONE INVESTMENT CORPORATION
GAL	SPDR SSGA GLOBAL ALLOCATION ETF
GALE	GALENA BIOPHARMA INC

GALT	GALECTIN THERAPEUTICS INC
GALTU	GALECTIN THERAPEUTICS INC
GALTW	GALECTIN THERAPEUTICS INC
GAM	GENERAL AMERICAN INVTS CO
GAM/PRB	GENERAL AMERICAN INVTS CO
GAME	SHANDA GAMES LTD
GARS	GARRISON CAPITAL INC
GAS	AGL RESOURCES INC
GASL	DIREXION DAILY NATURAL GAS RELATED BULL
GASS	STEALTH GAS
GASX	DIREXION DAILY NATURAL GAS RELATED BEAR
GASZ	NATURAL GAS FUTURES CONTANGO ETN
GAT	GEORGIA POWER COMPANY
GAZ	BARCLAYS IPATH DJ UBS NAT GAS
GB	GREATBATCH INC
GBAB	GUGGENHEIM BUILD AMER BDS MNGD DURATION
GBB	BARCLAY IPATH GBP/USD
GBCI	GLACIER BANCORP INC
GBDC	GOLUB CAPITAL BDC INC
GBF	ISHARES BARCLAYS GOV/CR BD FD
GBL	GAMCO INVESTORS, INC
GBLI	GLOBAL INDEMNITY PLC
GBNK	GUARANTY BANCORP
GBR	NEW CONCEPT ENERGY, INC.
GBX	GREENBRIER COS INC
GCA	GLOBAL CASH ACCESS HLDGS
GCAP	GAIN CAPITAL HLDGS INC
GCBC	GREENE COUNTY BANCORP INC
GCC	GREENHAVEN CONT CMDTY
GCE	CLAYMORE CEF GS CONNECT
GCH	GREATER CHINA FD INC
GCI	GANNETT INC
GCO	GENESCO INC
GCOM	GLOBECOMM SYS INC
GCV	GABELLI CNVTBL & INC SECS FD I
GCV/PRB	GABELLI CNVTBL & INC SECS FD I
GCVRZ	SANOFI
GD	GENERAL DYNAMICS CORP
GDAY	PROSHARES ULTRA AUD
GDF	WESTERN ASSET GLBL PTNRS INCM FD
GDI	GARDNER DENVER INC
GDL	GDL FUND (THE)
GDL/PRB	THE GDL FUND SER B 3/26/18
GDO	WESTERN ASST GLB DEFINED OPP
GDOT	GREEN DOT CORP
GDP	GOODRICH PETROLEUM CORP
GDP/PRC	GOODRICH PETROLEUM CORP 10.00% (C)

GDV	GABELLI DIVIDEND & INCOME TR
GDV/PRA	GABELLI DIVIDEND & INCOME TR
GDV/PRD	GABELLI DIVIDEND & INCOME TR
GDX	MARKET VECTORS GOLD MINERS
GDXJ	MARKET VECTORS JUNIOR GOLD MINERS
GE	GENERAL ELECTRIC CO
GE/PRA	GENERAL ELEC CAPITAL CORP
GEB	GENERAL ELECTRIC CAP 4.875% NTS 10/15/52
GEF	GREIF INC
GEF/B	GREIF INC
GEH	GENERAL ELECTRIC CAP 4.875% NTS 1/29/53
GEK	GENERAL ELECTRIC CAPITAL 4.7% NT 5/16/53
GEL	GENESIS ENERGY LP
GEMS	PUREFUNDS ISE DIAMOND/GEMSTONE ETF
GENC	GENCOR INDUSTRIES INC
GENE	GENETIC TECHNOLOGIES LTD
GENT	GENTIUM SPA
GEO	GEO GROUP INC
GEOS	GEOSPACE TECHNOLOGIES CORPORATION
GEQ	GUGGENHEIM EQUAL WT ENHANCED EQ INCM FD
GERJ	MARKET VECTORS GERMANY SMALL-CAP ETF
GERN	GERON CORPORATION
GES	GUESS INC
GEVA	SYNAGEVA BIOPHARMA CORP
GEVO	GEVO INC
GEX	MARKET VECTORS GLOBAL ALTERN
GF	NEW GERMANY FD
GFA	GAFISA S.A
GFED	GUARANTY FED BANCSHARES
GFF	GRIFFON CORPORATION
GFI	GOLD FIELDS LTD NEW
GFIG	GFI GROUP INC
GFN	GENERAL FINANCE CORP
GFNCL	GENERAL FINANCE CORPORATION
GFNCP	GENERAL FINANCE CORP (C)
GFNCZ	GENERAL FINANCE CORP 6/25/13
GFY	WESTERN ASSET VAR RATE STRG
GG	GOLDCORP INC
GGAL	GRUPO FINANCIERO GALICIA SA
GGB	GERDAU S A
GGE	GUGGENHEIM ENHANCED EQUITY STRATEGY FD
GGEM	EGSHARES CONSUMER GOODS GEMS ETF
GGG	GRACO INC
GGGG	GLOBAL X PURE GOLD MINERS ETF
GGN	GAMCO GLOBAL GOLD NATURAL RESOURCES & IN
GGN/PRB	GAMCO GBL GOLD NAT RES & INC TR 5.00 (B)
GGOV	PROSH GERMAN SOVEREIGN/SUB-SOVEREIGN ETF

GGP	GENERAL GROWTH PROPERTIES INC NEW
GGP/PRA	GENERAL GRW PPTY 6.375 %PFD (A)
GGS	GLOBAL GEOPHYSICAL SVCS INC
GGT	GABELLI MULTIMEDIA TR INC
GGT/PRB	GABELLI MULTIMEDIA TR INC
GHDX	GENOMIC HEALTH INC
GHI	GLOBAL HIGH INCOME FUND INC.
GHL	GREENHILL & CO INC
GHM	GRAHAM CORP
GHY	PRUDENTIAL GLOBAL SHORT DURATION HI YLD
GHYG	ISHARES GLOBAL HIGH YIELD CORPORATE BOND
GIB	CGI GROUP INC
GIFI	GULF ISLAND FABRICATION INC
GIG	GIGOPTIX, INC
GIGA	GIGA TRONICS INC
GIGM	GIGAMEDIA LIMITED
GII	SPDR S&P GLOBAL INFRASTRUCTURE ETF
GIII	G III APPAREL GRP LTD
GIL	GILDAN ACTIVEWEAR INC
GILD	GILEAD SCIENCE INC
GILT	GILAT SATELLITE NETWORKS LTD
GIM	TEMPLETON GLOBAL INCOME FD
GIS	GENERAL MILLS INC
GIVE	ADVISORSHARES GLOBAL ECHO ETF
GIVN	GIVEN IMAGING LTD
GIY	GUGGENHEIM ENHANCED CORE BOND ETF
GJD	SYNTHETIC FXD INCM SECS INC
GJH	SYNTHETIC FXD INCM SECS INC
GJJ	SYNTHETIC FXD INCM SECS INC
GJK	SYNTHETIC FXD INCM SECS INC
GJM	GMAC LLC
GJO	SYNTHETIC FIXED-INCM SEC
GJP	SYNTHETIC FXED-INCM SEC INC
GJR	SYNTHETIC FIXED-INCM SEC
GJS	SYNTHETIC FIXED-INCM SEC
GJT	SYNTHETIC FIXED INCOME SCTY
GJV	SYNTHETIC FIX INC SEC
GK	G&K SERVICES INC
GKM	GMAC LLC
GKNT	GEEKNET INC
GLAD	GLADSTONE CAPITAL CORP
GLADP	GLADSTONE CAP CORP 7.125% 12/31/2016
GLBS	GLOBUS MARITIME LTD JERSEY
GLBZ	GLEN BURNIE BANCORP
GLCB	WISDOMTREE GLOBAL CORP BD FD
GLCH	GLEACHER &Co Inc
GLD	SPDR GOLD TRUST

GLDC	GOLDEN ENTRPS INC
GLDD	GREAT LAKES DRE & DOCK CORP
GLDI	CREDIT SUISSE GOLD SHARES COVERED CALL
GLDX	GLOBAL X GOLD EXPLORERS ETF
GLF	GULFMARK OFFSHORE INC
GLL	PROSHARES ULTRASHORT GOLD
GLNG	GOLAR LNG LTD (BERMUDA)
GLO	CLOUGH GLOBAL OPPORTUNITIES
GLOG	GASLOG LTD
GLOW	GLOWPOINT INC
GLP	GLOBAL PARTNERS LP
GLPW	GLOBAL POWER EQUIPMENT GROUP INC NEW
GLQ	CLOUGH GLOBAL EQTY FUND
GLRE	GREENLIGHT CAPITAL RE, LTD.
GLT	GLATFELTER
GLTR	ETFS PHYSICAL PRECIOUS METAL BASKET SHAR
GLU	GABELLI GLOBAL UTILITY & INC
GLUU	GLU MOBILE INC
GLUXR	GABELLI GLOBAL UTILITY AND INCOME TRUST
GLV	CLOUGH GLOBAL ALLOCATION FD
GLW	CORNING INC
GM	GENERAL MOTORS COMPANY
GM/PRB	GENERAL MOTORS COMPANY
GM/WSA	GENERAL MOTORS COMPANY
GM/WSB	GENERAL MOTOR
GMA	GMAC LLC
GMAN	GORDMANS STORES INC
GMCR	GREEN MOUNTAIN COFFEE ROASTERS INC
GME	GAMESTOP CORP
GMED	GLOBUS MEDICAL INC
GMETP	GEOMET INC CV RD PFD (A)
GMF	SPDR IDX SH FDS S&P EMG ASIA PACIFIC
GMFS	SPDR S&P SMALL CAP EMERGING ASIA PACIFIC
GMK	GRUMA S.A.B. DE C.V.
GML	SPDR IDX SH FDS S&P EMERGING LATIN AMER
GMLP	GOLAR LNG PARTNERS LP
GMM	SPDR IDX SH FDS S&P EMERGING MARKETS
GMMB	COLUMBIA INTERMEDIATE MUNICIPAL BOND ETF
GMO	GENERAL MOLY INC
GMT	GATX CORP
GMTB	COLUMBIA CORE BOND ETF
GNAT	WISDOM TREE GLOBAL NATURAL RESOURCES
GNC	GNC HOLDINGS INC
GNCMA	GENERAL COMM INC
GNE	GENIE ENERGY LTD
GNE/PRA	GENIE ENERGY LTD PFD SER 2012-A
GNI	GREAT NORTHN IRON ORE PPTYS

GNK	GENCO SHIPPING & TRADING LTD
GNMA	ISHARES BARCLAYS GNMA BOND FUND
GNMK	GENMARK DIAGNOSTICS INC
GNR	SPDR GLB NAT RES ETF
GNRC	GENERAC HOLDINGS INC
GNT	GAMCO NATURAL RES GOLD INCOME TR GABELLI
GNTX	GENTEX CORP
GNVC	GENVEC INC
GNW	GENWORTH FINANCIAL INC (HLDG CO)
GOF	GUGGENHEIM STRATEGIC OPPORTUNITIES FD
GOL	GOL LINHAS AEREAS INTELIGENT
GOLD	RANDGOLD RESOURCES LTD
GOM	GMAC LLC
GOOD	GLADSTONE COMMERCIAL CORP
GOODN	GLADSTONE COMMERCIAL CORP 7.125 (C)
GOODO	GLADSTONE COMMERCIAL CORP
GOODP	GLADSTONE COMMERCIAL CORP
GOOG	GOOGLE INC
GORO	GOLD RESOURCE CORP
GOV	GOVERNMENT PPTYS INCOME TR
GOVT	ISHARES BARCLAYS U.S. TREASURY BOND FUND
GPC	GENUINE PARTS CO
GPE/PRA	GEORGIA POWER COMP
GPI	GROUP I AUTOMOTIVE INC
GPIC	GAMING PARTNERS INTL CORP
GPK	GRAPHIC PACKAGING HOLDING CO
GPL	GREAT PANTHER SILVER LTD
GPM	GUGGENHEIM ENHANCED EQTY INC FD
GPN	GLOBAL PAYMENT INC
GPOR	GULFPORT ENERGY CORP
GPR	GEOPETRO RESOURCES CO
GPRC	GUANWEI RECYCLING CORP.
GPRE	GREEN PLAINS RENEWABLE ENERG
GPS	GAP INC
GPT	GRAMERCY PROPERTY TRUST INC
GPT/PRA	GRAMERCY PROPERTY TRUST INC 8.125% PFD A
GPX	GP STRATEGIES CORP
GRA	GRACE W. R. & CO
GRC	GORMAN RUPP CO
GREK	GLOBAL X FTSE GREECE 20 ETF
GRES	IQ Global Resources ETF
GRF	EAGLE CAPITAL GROWTH FUND INC
GRFS	GRIFOLS S.A (B) NON VTG
GRH	GREENHUNTER RESOURCES INC
GRH/PRC	GREENHUNTER RESOURCES 10% (C) 2/17/17
GRI	COHEN & STEERS GL RLTY MAJ
GRID	FT NASD CL EDGE SM GRID INFRA

GRIF	GRIFFIN LAND & NURSERIES INC
GRMN	GARMIN LIMITED
GRN	IPATH GLOBAL CARBON
GRO	AGRIA CORP
GROW	US GLOBAL INVESTORS INC
GRP/U	GRANITE REAL ESTATE INVESTMENT TRUST
GRPN	GROUPON INC (A)
GRR	ASIA TIGERS FD INC
GRT	GLIMCHER REALTY TRUST
GRT/PRG	GLIMCHER REALTY TRUST
GRT/PRH	GLIMCHER REALTY TR 7.5% PFD SER H
GRT/PRI	GLIMCHER REALTY TR 6.875% PFD
GRU	SWED EXP CR CORP MLCX GRAIN
GRVY	GRAVITY CO LTD
GRWN	IPATH PURE BETA SOFTS ETN 4/18/41
GRX	GABELLI HLTHCRE &WELLNESS TR
GRX/PRA	GABELLI HLTHCARE & WLLNES TR5.76 (A)
GS	GOLDMAN SACHS GROUP INC
GS/PRA	GOLDMAN SACH GRP INC
GS/PRB	GOLDMAN SACHS GRP INC (THE)
GS/PRC	GOLDMAN SACHS GRP INC. (THE)
GS/PRD	GOLDMAN SACHS GR INC. (THE)
GS/PRI	GOLDMAN SACHS GRP 1/1000TH 5.95% PFD I
GS/PRJ	GOLDMAN SACHS GROUP INC 5.50% (J)
GSAX	ALPS/GS MOM BUILD ASIA EX-JPN EQ&US TREA
GSB	GLOBALSCAPE INC
GSBC	GREAT SOUTHN BANCORP
GSC	GS CONNECT (TM) S&P GSCI (TM)
GSE	GSE HOLDING INC
GSF	GOLDMAN SACHS GROUP INC 6.125 11/1/60
GSG	ISHARES S&P GSCI COMMODITY
GSGO	ALPS/GS MOM BUILD GRW MKTS EQ & US TREA
GSH	GUANGSHEN RAILWAY CO LTD
GSI	GENERAL STEEL HLDGS INC
GSIG	GSI GROUP INC
GSIT	GSI TECHNOLOGY
GSJ	GOLDMAN SACHS GROUP INC 6.5% NTS 11/1/61
GSJK	COMPRESSCO PARTNERS L.P.
GSK	GLAXO SMITH KLINE PLC
GSL	GLOBAL SHIP LEASE inc (A)
GSM	GLOBE SPECIALTY METALS INC
GSMA	ALPS/GS MOMENTUM BUILDER MULTI-ASSET IND
GSOL	GLOBAL SOURCES LIMITED
GSP	IPATH ETN LNK TO GSCI TL RT
GSRA	ALPS/GS RISK-ADJUSTED RETURN U.S. LG CAP
GSS	GOLDEN STAR RESOURCES LTD
GST	GASTAR EXPLORATION LTD

GST/PRA	GASTAR EXPLORATION USA INC 8.625 (A)
GSV	GOLD STANDARD VENTURES CORP
GSVC	GSV CAPITAL CORP
GSY	GUGGENHEIM ENHANCED SHORT DURATION BOND
GT	GOODYEAR TIRE & RUBBER CO
GTAA	CAMBRIA GLOBAL TACTICAL ETF
GTAT	GT ADVANCED TECHNOLOGIES INC
GTE	GRAN TIERRA ENERGY INC
GTI	GRAFTECH INTL LTD (HLDG CO)
GTIM	GOOD TIMES RESTAURANTS INC
GTIP	ISHARES GLOBAL INFLATION-LINKED BOND FD
GTIV	GENTIVA HEALTH SVCS INC
GTLS	CHART INDUSTRIES INC
GTN	GRAY TELEVISION INC
GTN/A	GRAY TELEVISION INC
GTPPP	GOODYEAR TIRE & RUBBER 5.875% 4/1/14
GTS	TRIPLE S MANAGEMENT CORP
GTU	CENTRAL GOLDTRUST
GTWN	GEORGETOWN BANCORP INC
GTXI	GTX INC
GTY	GETTY REALTY CORP HLDG CO
GUA	GULF POWER CO 5.75% NTS 6/1/51
GUID	GUIDANCE SOFTWARE INC
GUL	GULF POWER CO
GULF	WISDOMTREE MIDDLE EAST DIV
GUNR	FLEXSHARES GLOBAL UPSTREAM NATURAL RES
GUR	SPDR IDX SH FDS S&P EMG EUROPE
GURE	GULF RESOURCES INC
GURU	GLOBAL X TOP GURU HOLDINGS INDEX ETF
GUT	GABELLI UTILITY TRUST
GUT/PRA	GABELLI UTILITY TRUST
GV	GOLDFIELD CORP
GVA	GRANITE CONSTRUCTION INC
GVI	ISHARES BARCLAYS INT GOV/CR BD
GVP	GSE SYSTEMS INC
GVT	COLUMBIA SELECT LARGE CAP VALUE ETF
GWAY	GREENWAY MEDICAL TECHNOLOGIES INC
GWL	SPDR IDX SH FDS S&P WORLD EX-US ETF
GWPH	GW PHARMACEUTICALS PLC
GWR	GENESEE & WYOMING INC
GWRE	GUIDEWIRE SOFTWARE INC
GWRU	GENESEE & WYOMING INC. 5.00%
GWW	GRAINGER W W INC
GWX	SPDR IDX SH FDS S&P INTL SM CAP ETF
GXC	SPDR IDX SH FDS S&P CHINA
GXF	GLOBAL X FTSE NORDIC 30
GXG	GLOBAL X FTSE COLOMBIA 20 ETF

GXP	GREAT PLAINS ENERGY INC
GXP/PRA	GREAT PLAINS ENERGY INC
GXP/PRD	GREAT PLAINS ENERGY INC
GXP/PRE	GREAT PLAINS ENERGY INC
GY	GENCORP INC
GYB	CABCO TR GOLDMAN SACH CAP I
GYC	CABCO TR SBC COMMUNICATN INC
GYLD	ARROW DOW JONES GLOBAL YIELD
GYRO	GYRODYNE CO AMER INC
GZT	GAZIT GLOBE LTD
H	HYATT HOTELS CORP
HA	HAWAIIAN HOLDINGS INC
HAE	HAEMONETICS CORP
HAFC	HANMI FINANCIAL CORP
HAIN	HAIN CELESTIAL GRP INC
HAL	HALLIBURTON CO HLDG CO
HALL	HALLMARK FINANCIAL SERVICES
HALO	HALOZYME THERAPEUTICS INC
HAO	CLAYMO/ALPH SH CHINA SM CAP
HAP	MKT VEC -HARD ASSETS PRODUCERS
HAR	HARMAN INTL INDS INC
HAS	HASBRO INC
HASI	HANNON ARMSTRONG SUSTAINABLE INFRA CAP
HAST	HASTINGS ENTERTAINMENT INC
HAUP	HAUPPAUGE DIGITAL INC
HAV	HELIOS ADVNTGE INCOME FD INC
HAWK	BLACKHAWK NETWORK HOLDINGS INC (A)
HAYN	HAYNES INTL INC
HBA/PRD	HSBC USA INC
HBA/PRF	HSBC USA INC
HBA/PRG	HSBC USA INC
HBA/PRH	HSBC USA INC
HBA/PRZ	HSBC USA INC
HBAN	HUNTINGTON BANCSHARES INC
HBANP	HUNTINGTON BANCSH INC 8.5% PF(A)
HBC	HSBC HOLDINGS P L C
HBC/PRA	HSBC HOLDINGS PLC
HBCP	HOME BANCORP INC
HBHC	HANCOCK HOLDING COMPANY
HBI	HANESBRANDS INC
HBIO	HARVARD BIOSCIENCE INC
HBK	HAMILTON BANCORP INC
HBM	HUDBAY MINERALS INC
HBMD	HOWARD BANCORP INC. (MD)
HBNC	HORIZON BANCORP (IND)
HBNK	HAMPDEN BANCORP INC
HBOS	HERITAGE FINANCIAL GROUP INC

HCA	HCA HOLDINGS INC
HCAP	HARVEST CAPITAL CREDIT CORPORATION
HCBK	HUDSON CITY BANCORP INC
HCC	HCC INSURANCE HLDGS
HCCI	HERITAGE CRYSTAL-CLEAN INC
HCI	HOMEOWNERS CHOICE INC
HCIIP	HOMEOWNERS CHOICE INC 7 (A)
HCJ	HOMEOWNERS CHOICE INC 8% NTS 1/30/20
HCKT	HACKETT GROUP INC (THE)
HCLP	HI-CRUSH PARTNERS LP
HCN	HEALTH CARE REIT INC
HCN/PRI	HEALTH CARE REIT INC 6.5
HCN/PRJ	HEALTH CARE REIT INC 6.5% SER J
HCOM	HAWAIIAN TELCOM HOLDCO INC.
HCP	HCP INC
HCS	HSBC HOLDINGS PLC
HCS/PRB	HSBC HOLDINGS PLC
HCSG	HEALTHCARE SVC GRP INC
HD	HOME DEPOT INC
HDB	HDFC BANK LTD
HDG	PROSHARES HEDGE REPLICATION ETF
HDGE	RANGER EQUITY BEAR ETF
HDNG	HARDINGE INC
HDSN	HUDSON TECHNOLOGIES INC
HDV	ISHARES HIGH DIVIDEND EQUITY FUND
HDY	HYPERDYNAMICS CORP
HE	HAWAIIAN ELEC INDS INC
HE/PRU	HECO CAPITAL TRUST III
HEB	HEMISPHERX BIOPHARMA INC
HECO	HUNTINGTON ECOLOGICAL STRATEGY ETF
HEDJ	WISDOMTREE EUROPE HEDGED EQUITY FUND
HEES	H&E EQUIPMENT SVCS INC
HEI	HEICO CORPORATION
HEI/A	HEICO CORPORATION
HELE	HELEN OF TROY LTD
HEOP	HERITAGE OAKS BANCORP
HEP	HOLLY ENERGY PARTNERS L P
HEQ	JOHN HANCOCK HEDGED EQUITY & INCOME FD
HERO	HERCULES OFFSHORE INC
HES	HESS CORPORATION
HEVY	IPATH PURE BETA INDL METALS 4/18/41
HF	HFF INC
HFBC	HOPFED BANCORP INC
HFBL	HOME FEDERAL BANCORP INC (LA)
HFC	HOLLYFRONTIER CORP
HFFC	HF FINL CORP
HFWA	HERITAGE FINANCIAL CORP

HGEM	EGSHARES HEALTH CARE GEMS ETF
HGG	HHGREGG, INC.
HGH	HARTFORD FINL SVCS GRP 7.875% DB 4/15/42
HGI	CLAYMORE/ZACKS INTL MUTLI ASSET INCOME
HGR	HANGER INC
HGSH	CHINA HGS REAL ESTATE INC.
HGT	HUGOTON ROYALTY TRUST
HH	HOOPER HOLMES INC
HHC	HOWARD HUGHES CORP
HHS	HARTE HANKS INC
HHY	HELIOS HIGH YIELD FUND
HI	HILLENBRAND, INC
HIBB	HIBBETT SPORTS INC
HIF	WESTERN ASSET HIGH INC FUND
HIFS	HINGHAM INST FOR SVGS
HIG	HARTFORD FINL SVCS GRP INC
HIG/WS	HARTFORD FINANCIAL SERVICES GROUP INC
HIH	HELIOS HIGH INCOME FUND INC
HIHO	HIGHWAY HLDGS LTD
HII	HUNTINGTON INGALLS INDUSTRIES INC
HIIQ	HEALTH INSURANCE INNOVATIONS INC. (A)
HIL	HILL INTL INC
HILL	DOT HILL SYSTEMS CORP
HILO	EGSHARES LOW VLTY EMG MKT DIV ETF
HIMX	HIMAX TECHNOLOGIES INC
HIO	WESTERN ASSET HIGH INC OPP
HIS	BLACKROCK HIGH INCM SHRS
HITK	HI TECH PHARMACAL INC
HITT	HITTITE MICROWAVE CORP
HIW	HIGHWOODS PROPERTIES INC
HIX	WESTERN ASSET. HI INCM FD II
HJJ	SATURNS GOLDMAN SACHS DEB
HJN	SATURNS GOLDMAN SACHS CAP I
HJR	MS STRUCTURED ASSET CORP.
HJV	MS STRUCTURED ASSET CORP
HK	HALCON RESOURCES CORP
HKTV	HONGKONG TELEVISION NETWORK LIMITED
HL	HECLA MINING COMPANY
HL/PRB	HECLA MINING COMPANY
HLF	HERBALIFE LTD
HLIT	HARMONIC INC
HLM/PR	HILLMAN GROUP CAPITAL TR
HLS	HEALTHSOUTH CORP
HLS/WD	HEALTHSOUTH CORP
HLSS	HOME LOAN SERVICING SOLUTIONS, LTD
HLX	HELIX ENERGY SOLUTIONS GROUP
HMA	HEALTH MGMT ASSOC INC NEW

HMC	HONDA MTR CO LTD
HME	HOME PROPERTIES INC
HMG	HMG/COURTLAND PPTYS
HMH	HELIOS MULTI-SECTOR HI INCM FD
HMIN	HOME INNS & HOTELS MGMT INC
HMN	HORACE MANN EDU CORP
HMNF	HMN FINANCIAL INC
HMNY	HELIOS AND MATHESON ANALYTICS INC
HMPR	HAMPTON ROADS BANKSHARES INC
HMST	HOMESTREET INC
HMSY	HMS HOLDINGS CORP
HMTV	HEMISPHERE MEDIA GROUP INC
HMY	HARMONY GOLD MNG CO LTD
HNH	HANDY & HARMAN HOLDINGS LTD
HNI	HNI CORPORATION
HNP	HUANENG PWR INTL INC
HNR	HARVEST NATURAL RES INC
HNRG	HALLADOR ENERGY COMPANY
HNSN	HANSEN MEDICAL INC
HNT	HEALTH NET INC
HNW	PIONEER DVRSFED HIGH INC TR
HNZ	HEINZ H J CO
HOFT	HOOKER FURNITURE CORP
HOG	HARLEY - DAVIDSON INC
HOGS	ZHONGPIN INC
HOLI	HOLLYSYS AUTOMATION TECHNOLOGIES, LTD
HOLL	HOLLYWOOD MEDIA CORP
HOLX	HOLOGIC INC
HOMB	HOME BANCSHARES INC
HOME	HOME FEDERAL BANCORP INC
HON	HONEYWELL INTL INC
HOS	HORNBECK OFFSHORE SVCS INC
HOT	STARWOOD HOTELS&RESORTS WRLDWIDE
HOTR	CHANTICLEER HLDGS INC.
HOTRW	CHANTICLEER HOLDINGS, INC. 6/11/17
HOTT	HOT TOPIC INC
HOV	HOVNANIAN ENTERPRISES INC
HOVNP	HOVNANIAN ENTERPRISES INC
HOVU	HOVNANIAN ENTERPRISES INC 2/15/14
HP	HELMERICH & PAYNE INC
HPAC	HYDE PARK ACQUISITION CORP. II
HPCCP	HUNTINGTON PREFERRED CAP
HPF	JOHN HANCOCK PFD INCM FD II
HPI	JOHN HANCOCK PFD EQ INCM FD
HPJ	HIGHPOWER INTERNATIONAL INC
HPOL	HARRIS INTERACTIVE INC
HPP	HUDSON PACIFIC PROPERTIES INC

HPP/PRB	HUDSON PACIFIC PROPERTIES INC.
HPQ	HEWLETT PACKARD CO
HPS	JOHN HANCOCK PFD INCM FD III
HPT	HOSPITALITY PROPERTIES TRUST
HPT/PRC	HOSPITALITY PPTYS TR
HPT/PRD	HOSPITALITY PROPERTIES TR 7.125% PFD D
HPTX	HYPERION THERAPEUTICS, INC
HPY	HEARTLAND PAYMENT SYS INC
HQH	H&Q HEALTHCARE FD
HQL	H&Q LIFE SCIENCES INVESTMENTS
HR	HEALTHCARE REALTY TRUST INC
HRB	H & R BLOCK INC
HRC	HILL-ROM HOLDINGS INC
HRG	HARBINGER GROUP INC
HRL	HORMEL FOODS CORP
HRS	HARRIS CORP
HRT	ARRHYTHMIA RES TECH INC
HRZN	HORIZON TECHNOLOGY FINANCE CORPORATION
HSA	HELIOS STRATEGIC INCOME FUND
HSBC/PRB	HSBC FINANCE CORP
HSC	HARSCO CORP
HSH	HILLSHIRE BRANDS CO
HSIC	HENRY SCHEIN INC
HSII	HEIDRICK & STRUGGLES INTL
HSKA	HESKA CORPORATION
HSNI	HSN INC
HSOL	HANWHA SOLARONE CO LTD
HSON	HUDSON GLOBAL INC
HSP	HOSPIRA INC
HST	HOST HOTEL & RESORTS INC.
HSTM	HEALTHSTREAM INC
HSY	HERSHEY COMPANY (THE)
HT	HERSHA HOSPITALITY TRUST
HT/PRB	HERSHA HOSPITALITY TRUST 8% PFD B
HT/PRC	HERSHA HOSPITALITY TR 6.875% PFD C
HTA	HEALTHCARE TRUST OF AMERICA INC CL A
HTBI	HOMETRUST BANCSHARES INC
HTBK	HERITAGE COMMERCE CORP
HTCH	HUTCHINSON TECH INC
HTCO	HICKORY TECH CORP
HTD	JOHN HANCOCK TX ADV DIV INC
HTF	HORIZON TECHNOLOGY FINANCE NTS 3/15/19
HTGC	HERCULES TECHNOLOGY GROWTH CAPITAL INC
HTGY	HERCULES TECH GRWTH CAP 7% NTS 9/30/19
HTGZ	HERCULES TECHNOLOGY GROWTH NTS 4/30/19
HTH	HILLTOP HLDGS INC
HTHT	CHINA LODGING GROUP LTD

HTLD	HEARTLAND EXPRESS INC
HTLF	HEARTLAND FINL USA INC
HTM	US GEOTHERMAL INC
HTR	BROOKFIELD TOTAL RETURN FUND INC
HTS	HATTERAS FINANCIAL CORP
HTS/PRA	HATTERAS FINANCIAL CORP 7.625% PFD (A)
HTSI	HARRIS TEETER SUPERMARKETS INC
HTWO	HF2 FINANCIAL MANAGEMENT INC CL A
HTWR	HEARTWARE INTL INC
HTY	HANCOCK JOHN INVT TR
HTZ	HERTZ GLOBAL HOLDINGS INC
HUB/A	HUBBELL INC
HUB/B	HUBBELL INC
HUBG	HUB GROUP INC
HUM	HUMANA INC
HUN	HUNTSMAN CORP
HURC	HURCO COMPANIES INC
HURN	HURON CONSULTING GROUP INC
HUSA	HOUSTON AMERICAN ENERGY CORP
HUSE	HUNTINGTON US EQTY ROTATION STRATEGY ETF
HVB	HUDSON VALLEY HOLDING CORP
HVPW	U.S. EQUITY HIGH VOLATILITY PUT WRITE IN
HVT	HAVERTY FURNITURE COS INC
HVT/A	HAVERTY FURNITURE COS INC
HW	HEADWATERS INC
HWAY	HEALTHWAYS INC
HWBK	HAWTHORN BANCSHARES, INC.
HWCC	HOUSTON WIRE & CABLE COMPANY
HWG	HALLWOOD GROUP INC
HWKN	HAWKINS INCORPORATED
HXL	HEXCEL CORP
HXM	HOMEX DEVELOPMENT CORP
HY	HYSTER-YALE MATERIALS HANDLING INC
HYB	NEW AMERICA HIGH INCOME FD NEW
HYD	MKT VEC HIGH YIELD MUNI INDX
HYEM	MARKET VECTORS EMG MKTS HIGH YLD ETF
HYF	MANAGED HI YLD PLUS FUND INC
HYG	ISHARES IBOXX $HI YLD CP BND
HYGS	HYDROGENICS CORP NEW
HYHG	PROSH HIGH YIELD-INTEREST RATE HEDGE ETF
HYI	WESTERN ASSET HI YLD DEFINED OPPTY FD
HYL	CORTS TR GOLDMAN SACH CAP II
HYLD	PERITUS HIGH YIELD ETF
HYLS	FIRST TRUST HIGH YIELD LONG/SHORT ETF
HYMB	SPDR NUVEEN S&P HIGH YIELD MUNICIPAL BD
HYS	PIMCO 0-5 YEAR HIGH YIELD CORP BOND ETF
HYT	BLACKROCK CORP HI YIELD FD VI

HYV	BLACKROCKCORP HI YLD FD V
HYXU	ISH GLOBAL EX USD HIGH YIELD CORP BOND
HZNP	HORIZON PHARMA INC
HZO	MARINEMAX INC
I	INTELSAT S A
I/PRA	INTELSAT S A 5.75% PFD A 5/1/16
IACI	IAC/INTERACTIVECORP
IAE	ING ASIA PAC HIGH DIV EQ
IAF	ABERDEEN AUST EQUITY FD INC
IAG	IAMGOLD CORPORATION
IAI	ISHARES DJ US BROKER INDX
IAK	ISHARES DJ US INSURANCE INDX
IART	INTEGRA LIFESCIENCES HOLDINGS CORP
IAT	ISHARES DJ US REGIONAL INDX
IAU	ISHARES GOLD TRUST
IBA	INDUSTRIAS BACHOCO
IBB	ISHARES NASDAQ BIOTECHNLGY
IBCA	INTERVEST BANCSHARES CORP
IBCB	ISHARES 2016 INVEST GRADE CORP BOND
IBCC	ISHARES 2018 INVEST GRADE CORP BOND
IBCD	ISHARES 2020 INVEST GRADE CORP BOND
IBCE	ISHARES 2022 INVEST GRADE CORP BOND
IBCP	INDEPENDENT BK CORP MI NEW
IBCPO	IBC CAPITAL FINANCE II
IBIO	IBIO INC
IBKC	IBERIABANK CORP
IBKR	INTERACTIVE BROKERS GROUP
IBM	INTL BUSINESS MACHINES
IBN	ICICI BANK LTD
IBND	SPDR BARCLAYS INTL CORP BD ETF
IBO	NYSE TEST SYMBOL
IBOC	INTL BANCSHARES CORP
IBTX	INDEPENDENT BANK GROUP INC
ICA	EMPRESAS ICA, S.A. DE C.V.
ICAD	ICAD INC
ICB	MORGAN STANLEY INCM SECS INC
ICCC	IMMUCELL CORP
ICE	INTERCONTINENTALEXCHANGE
ICF	ISHARES COHEN & STEERS RLTY
ICFI	ICF INTL INC
ICGE	ICG GROUP
ICH	INVESTORS CAPITAL HLDGS LTD
ICI	IPATH OPTIMIZED CURRENCY
ICLN	ISH S&P GLOBAL CLEAN ENERGY
ICLR	ICON PLC
ICN	WISDOMTREE INDIAN RUPEE FUND
ICON	ICONIX BRAND GROUP INC

ICPT	INTERCEPT PHARMACEUTICALS INC
ICUI	ICU MED INC
IDA	IDACORP INC HLDG CO
IDCC	INTER DIGITAL INC
IDE	ING INFRASTRUCTURE INDUSTRIALS MATLS FD
IDG	ING GROUP N V
IDHB	POWERSH S&P INTERNATIONAL DEV HIGH BETA
IDHQ	PWRSH S&P INTL DEV HG QLTY
IDI	TIGER MEDIA INC.
IDI/WS	TIGER MEDIA INC WTS 12/26/13
IDIX	IDENIX PHARMACEUTICALS INC
IDLV	POWERSHARES S&P INTERNATIONAL DEV LOW VO
IDN	Intellicheck Mobilisa Inc
IDRA	IDERA PHARMACEUTICALS INC
IDSA	INDUSTRIAL SVCS OF AMER INC
IDSY	I D SYSTEMS INC
IDT	IDT CORPORATION
IDTI	INTEGRATED DEVICE TECH INC
IDU	ISHARES DJ US UTIL SECTOR
IDV	ISHARE DJ INTL SEL DIV INDEX
IDX	MKT VECT INDONESIA INDX
IDXJ	MARKET VECTORS INDONESIA SMALL-CAP
IDXX	IDEXX LABORATORIES CORP
IEC	IEC ELECTRONICS CORP
IEF	ISHARES BARCLAYS 7-10 YR TR BD
IEFA	ISHARES CORE MSCI EAFE ETF
IEI	ISHARES BARCLAYS 3-7 YR TREA BD
IELG	ISHARES ENHANCED U.S. LARGE-CAP ETF
IEMG	ISHARES CORE MSCI EMERGING MARKETS ETF
IEO	ISHARES DJ US OIL & EXPLR
IEP	ICAHN ENTERPRISES L P
IESC	INTEGRATED ELECTRICAL SVCS
IESM	ISHARES ENHANCED U.S. SMALL-CAP ETF
IEV	ISHARES S&P EUR 350 INDX FD
IEX	IDEX CORP
IEZ	ISHARES DJ US OIL & EQUPMNT
IF	Aberdeen Indonesia Fund Inc
IFAS	ISHARE FTSE EPRA/NAREIT DEV ASIA
IFEU	ISHARE FTSE EPRA/NAREIT DEV EURO
IFF	INTERNATIONAL FLVRS & FRAG
IFGL	ISHARE FTSE EPRA/NAREIT DEV RL EST EX US
IFMI	INSTITUTIONAL FINANCIAL MARKETS INC
IFN	INDIA FUND INC
IFNA	ISHARE FTSE EPRA/NAREIT NA
IFON	INFOSONICS CORP
IFSM	ISHARE FTSE DEV SMCAP EX NA
IFT	IMPERIAL HOLDINGS INC

IG	IGI LABORATORIES, INC
IGA	ING GLBL ADVTG & PREM OPP
IGC	INDIA GLOBALIZATION CAPITAL INC NEW
IGC/WS	INDIA GLOBALIZATION CAPITAL WTS 3/6/15
IGD	ING GLOBAL EQTY DIV& PRE OPP
IGE	S&P NT AMR NAT RES SEC INDX
IGEM	EGSHARES INDUSTRIALS GEMS ETF
IGF	ISHARES S&P GLOB INFRSTR
IGI	WESTERN ASSET INVSTMNT GRDE
IGK	ING GROUP N.V.
IGLD	INTERNET GOLD GOLDEN LINES
IGM	ISHARES S&P GSTI TECHNOLOGY INDEX
IGN	ISHARES S&P GSTI NETWRK INDX
IGOI	IGO INC
IGOV	ISH S&P/CITI INTL TREA FD
IGR	CBRE CLARION GLOBAL REIT FD
IGS	PROSHARES SHORT INVESTMENT GRADE CORP
IGT	INTERNATIONAL GAME TECH
IGTE	IGATE CORP
IGU	PROSHARES ULTRA INVESTMENT GRADE CORP
IGV	ISHARES S&P GSTI SOFTWARE INDEX FUND
IGZ	ARCA TEST SYMBOL
IHC	INDEPENDENCE HOLDING CO
IHD	ING EMERGING MARKETS HIGH DIVIDEND EQUIT
IHE	ISHARES DJ US PHARM INDX
IHF	ISHARES DJ US HEALTH INDX
IHG	INTERCONTNTL HTLS GRP PLC NEW
IHI	ISHARES DJ US MEDICAL INDX
IHS	IHS INC
IHT	INNSUITES HOSPITALITY TRUST
IHY	MARKET VECTORS INTERNATIONAL HIGH YIELD
IID	ING INTL HIGH DIVID EQ INCM
IIF	MORGAN ST INDIA INVT FD INC
III	INFORMATION SERVICES GROUP
IIIN	INSTEEL INDUSTRIES INC
IIJI	INTERNET INITIATIVE JAPAN
IILG	INTERVAL LEISURE GROUP, INC
IIM	INVESCO VALUE MUNICIPAL INCOME TR
IIN	INTRICON CORP
IIVI	II VI INC
IJH	ISHARES CORE S&P MIDCAP ETF
IJJ	ISHARES S&P MID CAP 400 VAL INDX
IJK	ISHARES S&P MID CAP 400 GRWTH INDX
IJR	ISHARES CORE S&P SMALL CAP ETF
IJS	ISHARES S&P SMALL CAP 600 VAL INDX
IJT	ISHARES S&P SMALL CAP 600 GRW INDX
IKAN	IKANOS COMMUNICATIONS INC

IKNX	IKONICS CORPORATION
IL	INTRALINKS HOLDINGS INC
ILB	PIMCO GLOBAL ADV INFL-LNKD BD ST FD
ILF	ISHARES S&P LATIN AMER 40
ILMN	ILLUMINA INC
ILTB	ISHARES CORE LONG TERM US BOND ETF
IM	INGRAM MICRO INC
IMAX	IMAX CORP
IMCB	INTERMOUNTAIN COMNTY BANCP
IMF	WESTERN ASSET INFLAT MGMNT FD
IMGN	IMMUNOGEN INC
IMH	IMPAC MORTGAGE HLDGS INC
IMI	INTERMOLECULAR INC
IMKTA	INGLES MKTS INC
IMLP	IPATH S&P MLP ETN
IMMR	IMMERSION CORP
IMMU	IMMUNOMEDICS INC
IMMY	IMPRIMIS PHARMACEUTICALS INC
IMN	IMATION CORP
IMO	IMPERIAL OIL LTD
IMOS	CHIPMOS TECHNOLOGIES LTD
IMPV	IMPERVA INC
IMRS	IMRIS INC
IMUC	IMMUNOCELLULAR THERAPEUTICS LTD
IN	INTERMEC, INC
INAP	INTERNAP NETWORK SVCS CP
INB	COHEN &STEERS GLOBAL INC BD
INBK	FIRST INTERNET BANCORP
INCO	EG SHARES INDIA CONSUMER ETF
INCY	INCYTE CORPORATION
IND	ING GROEP N V
INDA	ISHARES MSCI INDIA INDEX FUND
INDB	INDEPENDENT BK CORP MA
INDL	DIREXION DAILY INDIA BULL 3X SHARES
INDY	iSHARES INDIA 50 ETF
INF	BROOKFIELD GLOBAL LISTED INFRASTRURE INC
INFA	INFORMATICA CORP
INFI	INFINITY PHARMACEUTICALS INC
INFL	PWRSH DB US INFL ETN 11/21
INFN	INFINERA CORPORATION
INFU	INFUSYSTEMS HOLDINGS INC
INFY	INFOSYS LIMITED
ING	ING GROEP N V
INGR	INGREDION INC
ININ	INTERACTIVE INTELLIGENCE GROUP INC
INKM	SPDR SSGA INCOME ALLOCATION ETF
INN	SUMMIT HOTEL PROPERTIES INC

INN/PRA	SUMMIT HOTEL PROPERTIES 9.25% SER A
INN/PRB	SUMMIT HOTEL PPTYS 7.875% PFD B
INN/PRC	SUMMIT HOTEL PROPERTIES 7.125% PFD SER C
INO	INOVIO PHARMACEUTICALS INC
INOC	INNOTRAC CORPORATION
INOD	INNODATA INC
INP	BARCLAYS IPATH MSCI INDIA
INPH	INTERPHASE CORP
INR	MKT VECTORS-RUPEE/USD
INS	INTELLIGENT SYS CORP GA
INSM	INSMED INC
INSY	INSYS THERAPEUTICS INC
INT	WORLD FUEL SERVICES CORP
INTC	INTEL CORP
INTG	INTERGROUP CORP
INTL	INTL FCStone Inc
INTT	INTEST CORP
INTU	INTUIT INC
INTX	INTERSECTIONS, INC.
INUV	INUVO INC NEW
INVE	Identive Group Incorporated
INVN	INVENSENSE INC
INWK	INNERWORKINGS INC
INXB	INFINITY CROSS BORDER ACQUISITION CORPOR
INXBU	INFINITY CROSS BORDER ACQ CORP UT
INXBW	INFINITY CROSS BORDER ACQUISITION CORP
INXN	INTERXION HOLDING N V
INXX	EGShares India Infrastructure ETF
INY	SPDR NUVEEN BARLCAYS NY MUNI BD ETF
INZ	ING GROEP N V
IO	ION GEOPHYSICAL CORP
IOC	INTEROIL CORP CDIS
IOIL	IQ GLOBAL OIL SMALL CAP ETF
IOO	ISHARES S&P GLOBAL 100 INDEX
IOSP	INNOSPEC INC
IOT	INCOME OPPTY REALTY INVESTOR
IP	INTERNATIONAL PAPER CO
IPAR	INTER PARFUMS INC
IPAS	IPASS INC
IPB	MERRILL LYNCH DEPOSITIR INC
IPCC	INFINITY PROPERTY & CASUALTY
IPCI	INTELLIPHARMACEUTICS INTL INC
IPCM	IPC THE HOSPITALIST CO INC
IPD	SPDR S&P INTL CNSMR ETF
IPDN	PROFESSIONAL DIVERSITY NETWORK INC.
IPE	SPDR BARCLAYS TIPS ETF
IPF	SPDR S&P INTL FINCL ETF

IPFF	ISHARES S&P INTERNATIONAL PREFERRED STOC
IPG	INTERPUBLIC GROUP OF COS INC
IPGP	IPG PHOTONICS CORP
IPHI	INPHI CORP
IPHS	INNOPHOS HOLDINGS INC
IPI	INTREPID POTASH INC
IPK	SPDR S&P INTL TECH ETF
IPL/PRD	INTERSTATE PWR & LIGHT COMPANY 5.10 (D)
IPLT	VLCTY SHS 2X INV PLT ETN S&P GSCI PLT ER
IPN	SPDR S&P INTL INDS ETF
IPS	SPDR S&P INTL CNSMR ETF
IPU	SPDR S&P INTL UTL ETF
IPW	SPDR S&P INTL ENERGY ETF
IPXL	IMPAX LABORATORIES INC
IQDE	FLEXSHARES INT QUALITY DIV DEFENSIVE
IQDF	FLEXSHARES INTERNATIONAL QUALITY DIV
IQDY	FLEXSHARES INT QUALITY DIV DYNAMIC
IQI	INVESCO QUALITY MUNI INCOME TR
IQNT	NEUTRAL TANDEM INC INTELIQUENT
IR	INGERSOLL RAND PLC (IRELAND)
IRBT	IROBOT CORPORATION
IRC	INLAND REAL ESTATE CORP
IRC/PRA	INLAND REAL ESTATE CORP
IRDM	IRIDIUM COMMUNICATIONS INC
IRDMZ	IRIDIUM COMMUNICATIONS INC
IRE	GOVERNOR & CO BANK OF IRELAND NEW
IRET	INVESTORS REAL ESTATE TRUST
IRET/PR	INVESTORS REAL ESTATE TRUST
IRET/PRB	INVESTORS REAL ESTATE TR 7.95% PFD B
IRF	INTERNATIONAL RECTIFIER CORP
IRG	IGNITE RESTAURANT GROUP INC
IRIX	IRIDEX CORPORATION
IRL	NEW IRELAND FD INC
IRM	IRON MOUNTAIN INC (DE)
IROQ	IF BANCORP INC
IRR	ING RISK MAN NAT RES FUND
IRS	IRSA INVERSIONES Y REPSCS S A
IRV	SPDR S&P INTL MTRLS ETF
IRWD	IRONWOOD PHARMACEUTICALS INC
IRY	SPDR S&P INTL HLTH ETF
ISBC	INVESTOR BANCORP INC
ISCA	INTERNATIONAL SPEEDWAY CORP
ISD	PRUDENTIAL SHORT DURATION YIELD FD INC
ISF	ING GROEP N.V.
ISG	ING GROUP, N.V.
ISH	INTL SHIPHOLDING CORPORATION
ISH/PRA	INTERNATIONAL SHIPHOLDING CORP

ISHG	ISH S&P/CITI 1-3 YR INTL TR
ISIG	INSIGNIA SYSTEMS INC
ISIL	INTERSIL CORPORATION
ISIS	ISIS PHARMACEUTICAL
ISL	Aberdeen Israel Fund
ISLE	ISLE OF CAPRI CASINOS INC
ISM	SLM CORPORATION SER A MED TRM NTS CPI-LK
ISNS	IMAGE SENSING SYSTEMS INC
ISP	ING GROEP NV
ISR	ISORAY INC
ISRG	INTUITIVE SURGICAL INC
ISRL	ISRAMCO INC
ISS	ISOFTONE HLGS LTD
ISSC	INNOVATIVE SOLUTIONS & SUP
ISSI	INTEGRATED SILICON SOLUTION
IST	SPDR S&P INTL TELECO ETF
ISTB	ISHARES CORE SHORT-TERM U.S. BOND ETF
IT	GARTNER INC
ITA	ISHARES DJ US AEROSPACE INDX
ITB	ISHARES DJ US HOME CONSTRUC
ITC	ITC HOLDINGS CORP
ITE	SPDR BARCLAYS INT TERM TREA ETF
ITF	ISHARES S&P/TOPIX 150 IDX
ITG	INVESTMENT TECH GROUP INC
ITI	ITERIS INC
ITIC	INVESTORS TITLE CO
ITIP	ISHARES INTERNATIONAL INFLTN-LNK BD FD
ITLT	PWRSH DB 3X ITLY TR BD FT ETN 3/31/21
ITLY	PWRSH DB ITLY TR BD FT ETN 3/31/21
ITM	MARKET VECTORS- INTER MUNI
ITMN	INTERMUNE INC
ITOT	ISHARES CORE S&P TOTAL US STOCK MKT ETF
ITR	SPDR BARCLAYS INMD TM COP BD ETF
ITRI	ITRON INC
ITRN	ITURAN LOCATION AND CONTROL
ITT	ITT CORP NEW
ITUB	ITAU UNIBANCO HOLDING S.A.
ITW	ILLINOIS TOOL WKS INC
IVAC	INTEVAC INC
IVAN	IVANHOE ENERGY INC
IVC	INVACARE CORP
IVE	ISHARES S&P 500 VALUE INDEX FUND
IVH	IVY HIGH INCOME OPPORTUNITIES FD
IVOG	VANGUARD S&P MID-CAP 400 GROWTH ETF
IVOO	VANGUARD S&P MID-CAP 400 ETF
IVOP	IPATH INVERSE S&P 500 VIX SHORT-TERM
IVOV	VANGUARD S&P MID-CAP 400 VALUE ETF

IVR	INVESCO MORTGAGE CAPITAL INC
IVR/PRA	INVESCO MORTGAGE CAPITAL INC.7.75% (A)
IVV	ISHARES CORE S&P 500 ETF
IVW	ISHARES S&P 500 GRWTH INDEX FD
IVZ	INVESCO LTD
IWB	ISHARES RUSSELL 1000 INDX FD
IWC	ISHRS RUSSELL MICROCAP INDX FD
IWD	ISHARES RUSSELL 1000 VALUE IDX
IWF	ISHARES RUSSELL 1000 GWTH FD
IWL	ISHARES RUSSELL TOP 200
IWM	ISHARES RUSSELL 2000 INDX FD
IWN	ISHARES RUSSELL 2000 VAL INDX
IWO	ISHARES RUSSELL 2000 GRW INDX
IWP	ISHARES RUSSELL MDCP IDX GRW
IWR	ISHARES RUSSELL MDCP IDX FD
IWS	ISHARES RUSSELL MDCP IDX VAL
IWV	ISHARES RUSSELL 3000 INDX FD
IWW	ISHARES RUSSELL 3000 VALUE
IWX	ISHARES RUSSELL TOP 200 VALUE
IWY	ISHARES RUSSELL TOP 200 GROWTH 200
IWZ	ISHARES RUSSELL 3000 GROWTH
IX	ORIX CORP
IXC	ISHARES S&P GLOBAL ENERGY
IXG	ISHARES S&P GLOBAL FINL
IXJ	ISHARES S&P GLBL HEALTHCARE
IXN	ISHARES S&P GLBL INFO TECH
IXP	ISHARES S&P GLBL TELECOMM
IXUS	ISHARES CORE MSCI TOTAL INTL ETF
IXYS	IXYS CORPORATION
IYC	ISHARES DJ US CNSMR SVC SECT IDX
IYE	ISHARES DJ US ENERGY SECTOR
IYF	ISHARES DOW JONES US FIN SEC
IYG	ISHARES DJ US FINCL SVCS
IYH	ISHARES DJ US HLTHCARE SECT
IYJ	ISHARES DJ US INDL SECTOR
IYK	ISHARES DJ US CNSMR GD SEC IDX
IYLD	ISH MORNINGSTAR MULTI-ASSET INCOME INDEX
IYM	ISHARES DJ US BASIC MATL SEC
IYR	ISHARES DJ US REAL ESTATE
IYT	ISHARES DOW JONES TRANS AVG
IYW	ISHARES DJ US TECH SECT IND FD
IYY	ISHARES DJ U.S. INDEX FD
IYZ	ISHARES DJ US TELECOMM IDX FD
JACK	JACK IN THE BOX INC
JACQ	COLLABRIUM JAPAN ACQUISITION CORP
JACQU	COLLABRIUM JAPAN ACQUISITION CORPORATION
JACQW	COLLABRIUM JAPAN ACQUISITION CORP

JADE	LJ INTERNATIONAL INC
JAG	JAGUAR MINING INC
JAH	JARDEN CORPORATION
JAKK	JAKKS PACIFIC INC
JASO	JA SOLAR HOLDINGS CO LTD
JAXB	JACKSONVILLE BANCORP INC
JAZZ	JAZZ PHARMACEUTICALS PLC
JBHT	J.B. HUNT TRANSPORT SERVICES INC
JBI	CORP BKD TR CTFS LEHMAN ABS
JBJ	CORP BKD TR CTFS LEHMAN ABS
JBK	LEHMAN ABS CORP
JBL	JABIL CIRCUIT INC
JBLU	JETBLUE AIRWAYS CORPORATION
JBN	SELECT ASSET INC
JBO	LEHMAN ABS CORP
JBR	SELECT ASSET INC
JBSS	JOHN B. SANFILIPPO & SON
JBT	JOHN BEAN TECHNOLOGIES CORP
JCE	NUVEEN CORE EQUITY ALPHA
JCI	JOHNSON CTRLS INC
JCOM	J2 GLOBAL INC
JCP	J.C. PENNEY CO INC (HLDG CO)
JCS	COMMUNICATIONS SYS INC
JCTCF	JEWETT CAMERON TRADING CO
JDD	NUVEEN DIVRSFD DIV & INCM FUND
JDSU	JDS UNIPHASE CORP NEW
JE	JUST ENERGY GROUP INC
JEC	JACOBS ENGR GRP INC
JEM	iPath GEMS INDEX
JEQ	JAPAN EQUITY FD INC
JFBI	JEFFERSON BANCSHARES INC
JFC	JF CHINA REGION FUND INC
JFR	NUVEEN FLOAT RATE INCM FUND
JFT	JPM CHASE & CO. 05/25/23
JGBD	PWRSH DB 3X INV JAP GVT BD FUT ETN 11/21
JGBL	PWRSH DB JPN GOVT BD FT ETN3/31/21
JGBS	PWRSH DB INV JAP GOVT BD FUT ETN 11/21
JGBT	PWRSH DB 3X JPN GVT BD FT ETN3/31/21
JGG	NUVEEN GLOBAL INCOME OPPORTUNITIES FD
JGT	NUVEEN DIVERSIFIED CURRENCY OPPORTUNITIE
JGV	NUVEEN GLOBAL VAL OPP FD
JHI	HANCOCK JOHN INVT TR
JHP	NUVEEN QUALITY PFD INCM FD 3
JHS	HANCOCK JOHN INCM SECS TR
JHX	JAMES HARDIE INDUSTRIES PLC
JIVE	JIVE SOFTWARE INC
JJA	BARCLAYS IPATH DJ UBS AGRIC

JJC	BARCLAYS IPATH DJ UBS COPPER
JJE	BARCLAYS IPATH DJ AIG ENERGY
JJG	BARCLAYS IPATH DJ AIG GRAINS
JJM	BARCLAYS IPATH INDU METALS
JJN	BARCLAYS IPATH DJ AIG NICKEL
JJP	IPATH DJ-AIG PRECIOUS MET
JJS	IPATH DJ-AIG SOFTS
JJSF	J&J SNACK FOODS CORP
JJT	IPATH DJ-AIG TIN
JJU	IPATH DJ-UBS ALUMINUM
JKD	ISHARES TR MORNINGSTAR LRG CORE
JKE	ISHARES TR MORNINGSTR LG GR
JKF	ISHARES TR MORNINGSTAR LRG VAL
JKG	ISHARES TR MORNINGSTAR MID CORE
JKH	ISHARES TR MORNINGSTAR MID GRW
JKHY	HENRY JACK & ASSOC INC
JKI	ISHARES TR MORNINGSTAR MID VAL
JKJ	ISHARES TR MORNINGSTAR SML CORE
JKK	ISHARES TR MORNINGSTAR SML GRW
JKL	ISHARES TR MORNINGSTAR SML VAL
JKS	JINKOSOLAR HOLDING CO LTD
JLA	NUVEEN EQTY PRE ADV FD
JLL	JONES LANG LASALLE INC
JLS	NUVEEN MTG OPPORTNTY TERM FD
JMBA	JAMBA INC
JMF	NUVEEN ENERGY MLP TOTAL RETURN FD
JMI	JAVELIN MORTGAGE INVESTMENT CORP
JMP	JMP GROUP INC
JMPB	JMP GROUP INC 8% NTS 1/15/23
JMT	NUVEEN MORTGAGE OPPORTUNITY TERM FD 2
JNJ	JOHNSON AND JOHNSON
JNK	SPDR BARCLAYS HIGH YIELD BD FD ETF
JNPR	JUNIPER NETWORKS
JNS	JANUS CAPITAL GROUP INC
JNY	JONES GROUP INC (THE)
JO	IPATH DJ-UBS COFFEE
JOB	GENERAL EMPLOYMENT ENTRPS
JOBS	51JOB INC
JOE	ST JOE COMPANY
JOEZ	JOE'S JEANS INC
JOF	JAPAN SMALLER CAP FD INC
JOSB	JOS. A. BANK CLOTHIERS
JOUT	JOHNSON OUTDOORS INC
JOY	JOY GLOBAL INC
JPC	NUVEEN PREFERRED INCOME OPPORTUNITIES FD
JPG	NUVEEN EQTY PRE & GRWTH FUND
JPI	NUVEEN PFD & INCOME TERM FD

JPM	JPMORGAN CHASE & CO
JPM/PRA	J P MORGAN CHASE & CO 5.45% (P)
JPM/PRC	JPMORGAN CHASE CAP XXIX
JPM/PRD	JPMORGAN CHASE & CO 5.50% Series O
JPM/PRI	J P MORGAN CHASE & CO 8.625%
JPM/WS	JPMORGAN CHASE & CO.
JPP	SPDR RUSSELL NOMURA PRIME JAPAN
JPS	NUVEEN QUALITY PFD INCOME 2
JPX	PROSH ULTSH MSCI PAC EX-JPN
JPZ	NUVEEN EQTY PREMIUM INCM FD
JQC	NUVEEN CREDIT STRATEGIES INCOME FD
JRCC	JAMES RIVER COAL CO NEW
JRI	NUVEEN REAL ASSET INCOME & GROWTH FUND
JRJC	CHINA FINANCE ONLINE CO LTD
JRN	JOURNAL COMMUNICATIONS INC
JRO	NUVEEN FLTG RATE INCM OPPTY FD
JRS	NUVEEN REAL ESTATE INCOME FD
JSC	SPDR RUSSELL NOMURA SM CAP JPN
JSD	NUVEEN SHORT DURATION CR OPPORTUNITIES
JSM	SLM CORP
JSN	NUVEEN EQTY PREMIUM OPPTY FD
JST	JINPAN INTERNATIONAL LTD
JTA	NUVEEN TX ADV TTL RETURN STGY
JTD	NUVEEN TX-ADV DIV GRW
JTP	NUVEEN QUALITY PFD INCOME FD
JUNR	GLOBAL X JUNIOR MINERS ETF
JVA	COFFEE HOLDING CO INC
JW/A	JOHN WILEY & SONS INC
JW/B	JOHN WILEY & SONS INC
JWN	NORDSTROM INC
JXI	ISHARES S&P GLOBAL UTILITIES
JXSB	JACKSONVILLE BANCORP
JYN	BARCLAYS IPATH JPY/USD
JZC	LEHMAN ABS CORP
JZJ	LEHMAN ABS CORP
JZK	LEHMAN ABS CORP
JZL	LEHMAN ABS CORP
JZT	CORP BKD TR CTFS LEHMAN ABS
JZV	CORP BKD TR CTFS LEHMAN ABS
K	KELLOGG CO
KAI	KADANT INC
KALU	KAISER ALUMINUM CORP NEW
KAMN	KAMAN CORP
KAP	KCAP FINANCIAL INC 7.375% NTS 9/30/19
KAR	KAR AUCTION SERVICES INC
KB	KB FINANCIAL GROUP INC
KBALB	KIMBALL INTL INC

KBE	SPDR S&P Bank ETF
KBH	KB HOME
KBIO	KALOBIOS PHARMACEUTICALS INC
KBR	KBR INC
KBWB	POWERSHARES KBW BANK PORTFOLIO
KBWC	POWERSHARES KBW CAPITAL MARKETS PORT
KBWD	PWRSH KBW HIGH DIVIDEND YIELD FIN PTF
KBWI	POWERSHARES KBW INSURANCE PORTFOLIO
KBWP	PWRSH KBW PPTY &CAUSLTY INS PTF
KBWR	POWERSHARES KBW REGIONAL BANKING PORT
KBWX	PWRSH KBW INTERNATIONAL FINANCIAL PTF
KBWY	PWRSH KBW PREMIUM YIELD EQUITY REIT PTF
KBX	KIMBER RESOURCES INC
KCAP	KCAP FINANCIAL INC
KCC	CORT TR II
KCE	SPDR S&P Capital Markets ETF
KCG	KNIGHT CAPITAL GROUP INC
KCLI	KANSAS CITY LIFE INS CO
KDN	KAYDON CORP
KED	KAYNE ANDERSON ENERGY DEV
KEF	KOREA EQUITY FD INC
KEG	KEY ENERGY SERVICES INC
KELYA	KELLY SVC INC
KELYB	KELLY SVC INC
KEM	KEMET CORPORATION
KEP	KOREA ELECTRIC POWER CORP
KEQU	KEWAUNEE SCIENTIFIC CORP
KERX	KERYX BIOPHARMACEUTICALS
KEX	KIRBY CORPORATION
KEY	KEYCORP
KEY/PRG	KEYCORP
KEYN	KEYNOTE SYSTEMS INC
KEYW	KEYW HOLDINGS CORP (THE)
KF	KOREA FD INC
KFFB	KENTUCKY FIRST FEDERAL BANC
KFH	KKR FINANCIAL HLDGS LLC 8.375% 11/15/41
KFI	KKR FINANCIAL HLDGS LLC 7.5% NTS 3/20/42
KFN	KKR FINANCIAL HLDG DELAWARE NEW
KFN/PR	KKR FINANCIAL HLDGS LLC 7.375% (A)
KFRC	KFORCE INC
KFS	KINGSWAY FINANCIAL SVCS INC
KFY	KORN FERRY INTL DELAWARE
KGC	KINROSS GOLD CORP
KGJI	Kingold Jewelry Inc
KHI	DWS HIGH INCOME TRUST
KID	KID BRANDS INC
KIE	SPDR S&P Insurance ETF

KIM	KIMCO REALTY CORP
KIM/PRH	KIMCO REALTY CORP
KIM/PRI	KIMCO REALTY CORPORATION
KIM/PRJ	KIMCO REALTY CORPORATION 5.50% (J)
KIM/PRK	KIMCO REALTY CORP 5.625% PFD CL K
KINS	KINGSTONE COMPANIES INC
KIOR	KIOR INC (A)
KIPO	KEATING CAPITAL INC
KIPS	KIPS BAY MEDICAL INC
KIRK	KIRKLAND'S INC
KKD	KRISPY KREME DOUGHNUTS INC
KKR	KKR & COMPANY L P DEL
KLAC	KLA TENCOR CORP
KLD	ISH FTSE KLD SELECT SOCIAL
KLIC	KULICKE & SOFFA INDS INC
KMB	KIMBERLY CLARK CORP
KME	SPDR S&P Regional Banking ETF
KMF	KAYNE ANDERSON MIDSTREAM / ENERGY FD INC
KMG	KMG CHEMICALS INC
KMI	KINDER MORGAN INC (DELAWARE)
KMI/WS	KINDER MORGAN INC (DEL) WTS 2/15/17
KMM	DWS MULTI MARKET INCM TR
KMP	KINDER MORGAN ENERGY L P
KMPR	KEMPER CORP DEL
KMR	KINDER MORGAN MGMNT LLC
KMT	KENNAMETAL INC
KMX	CARMAX INC
KND	KINDRED HEALTHCARE INC
KNDI	KANDI TECHNOLOGIES GRP INC
KNL	KNOLL INC
KNM	KONAMI CORP
KNOP	KNOT OFFSHORE PARTNERS LP
KNOW	DIREXION ALL CAP INSIDER SENTIMENT SHR
KNX	KNIGHT TRANSPORTATION
KO	COCA COLA CO
KOF	COCA-COLA FEMSA S.A.B.
KOG	KODIAK OIL & GAS CORP
KOL	MKT VECTORS COAL ETF
KOLD	PROSHARES ULT NATGAS
KONA	KONA GRILL INC
KONE	KINGTONE WIRELESS INFO SOL HLDGS LTD
KONG	KONG ZHONG CORP
KOOL	THERMOGENESIS CORP
KOP	KOPPERS HOLDINGS INC
KOPN	KOPIN CORP
KORS	MICHAEL KORS HOLDINGS LTD
KORU	DIREXION DAILY SOUTH KOREA BULL 3X SHARE

KORZ	DIREXION DAILY SOUTH KOREA BEAR 3X SHARE
KOS	KOSMOS ENERGY LTD
KOSS	KOSS CORP
KR	KROGER CO
KRA	KRATON PERFORMANCE POLYMERS
KRC	KILROY REALTY CORP
KRC/PRG	KILROY REALTY CORP 6.875% PFD G
KRC/PRH	KILROY REALTY CORPORATION 6.375% (H)
KRE	SPDR S&P Mortgage Finance ETF
KRFT	KRAFT FOODS GROUP INC.
KRG	KITE REALTY GROUP TRUST
KRG/PRA	KITE REALTY GROUP TRUST
KRNY	KEARNY FINANCIAL CORP
KRO	KRONOS WORLDWIDE INC
KROO	IQ AUSTRALIA SMALL CAP
KRS	PROSHARES SHORT KBW REGIONAL BANKING
KRU	PROSHARES ULTRA KBW REGIONAL BANKING
KS	KAPSTONE PAPER AND PACKAGING CORP
KSM	DWS STRAT MUN INCM TR
KSS	KOHLS CORP
KST	DWS STRATEGIC INCM TRUST
KSU	KANSAS CITY SOUTHERN
KSU/PR	KANSAS CITY SOUTHERN
KT	KT CORP ADR
KTCC	KEY TRONIC CORP
KTEC	KEY TECH INC
KTF	DWS MUNI INCM TR
KTH	CORTS PECO ENERGY CAP TR III
KTN	STRUC PROD CORP
KTOS	KRATOS DEFENSE & SEC SOLU INC
KTP	CORTS CTF FOR J C PENNEY CO
KUB	KUBOTA CORP
KUTV	Ku6 Media Co Ltd
KVHI	KVH INDUSTRIES INC
KW	KENNEDY-WILSON HOLDINGS INC
KWK	QUICKSILVER RESOURCES INC
KWN	KENNEDY WILSON INC 7.75% NTS 12/1/42
KWR	QUAKER CHEMICAL CORP
KWT	MARKET VECTORS -SOLAR ENERGY
KXI	ISHARES S&P GLOBAL CON STAP
KXM	KOBEX MINERALS INC
KYE	KAYNE ANDERSON ENRGY TOT
KYN	KAYNE ANDERSON MLP INVT CO
KYN/PRE	KAYNE ANDERSON MLP INVT PFD SER E
KYN/PRF	KANYE ANDERSON MLP 3.5% PFD F 4/15/20
KYO	KYOCERA CORP
KYTH	KYTHERA BIOPHARMACEUTICALS, INC

L	LOEWS CORPORATION
LABC	LOUISIANA BANCORP INC
LABL	MULTI COLOR CORP
LACO	LAKES ENTERTAINMENT INC
LAD	LITHIA MOTORS INC
LAG	SPDR BARCLAYS AGG BOND ETF
LAKE	LAKELAND INDS INC
LAMR	LAMAR ADVERTISING COMPANY
LANC	LANCASTER COLONY CORP
LAND	GLADSTONE LAND CORPORATION
LAQ	Aberdeen Latin America Eqty Fd
LARK	LANDMARK BANCORP INC
LAS	LENTUO INTERNATIONAL INC
LATM	MKT VEC LATIN AMER SM-CAP
LAWS	LAWSON PRODS INC
LAYN	LAYNE INC
LAZ	LAZARD LTD
LBAI	LAKELAND BANCORP INC
LBF	DWS GLOBAL HIGH INCM
LBIX	LEADING BRANDS INC
LBJ	DIREXION DAILY LATIN AMERICA BULL 3X SHA
LBND	POWERSHARES DB 3X LONG 25+ YEAR TREASURY
LBTYA	LIBERTY GLOBAL INC
LBTYB	LIBERTY GLOBAL INC
LBTYK	LIBERTY GLOBAL INC
LBY	LIBBEY INC
LCAV	LCA VISION INC
LCC	US AIRWAYS GROUP INC
LCI	LANNETT COMPANY INC
LCM	ADVENT/CLAYMORE ENHNCD GRW
LCNB	LCNB CORP
LCUT	LIFETIME BRANDS INC
LD	IPATH DJ-UBS LEAD
LDF	LATIN AMERN DISCOVERY FD INC
LDK	LDK SOLAR CO., LTD
LDL	LYDALL INC
LDP	COHEN & STEERS LTD DURATION PFD INCM FD
LDR	LANDAUER INC
LEA	LEAR CORPORATION
LEAP	LEAP WIRELESS INTL INC NEW
LECO	LINCOLN ELECTRIC HOLDING INC
LEDD	IPATHPURE BETA LEAD ETN
LEDR	MARKET LEADER INC
LEDS	SEMILEDS CORPORATION
LEE	LEE ENTERPRISES INC
LEG	LEGGETT & PLATT INC
LEI	LUCAS ENERGY INC

LEMB	ISHARES EMERGING MRKTS LOCAL CUR BD FD
LEN	LENNAR CORP
LEN/B	LENNAR CORP
LEO	DREYFUS STRAT MUN INC
LF	LEAPFROG ENTERPRISES INC
LFC	CHINA LIFE INSURANCE CO LTD
LFL	LATAM AIRLINES S A
LFUS	LITTELFUSE INC
LFVN	LIFEVANTAGE CORPORATION
LG	LACLEDE GROUP INC (HLDG CO)
LGCY	LEGACY RESERVES LP
LGEM	EGSHARES BASIC MATERIALS GEMS ETF
LGF	Lions Gate Entertainment Corp
LGI	LAZARD GLBL TOTAL RETN&INCM
LGL	LGL GROUP INC (DELAWARE)
LGLV	SPDR RUSSELL 1000 LOW VOLATILITY ETF
LGND	LIGAND PHARMACEUTICALS INC
LGP	LEHIGH GAS PARTNERS L P
LGZ	LEGALZOOM COM INC
LH	LAB CORP OF AMERICA NEW
LHCG	LHC GROUP
LHO	LASALLE HOTEL PROPERTIES
LHO/PRG	LASALLE HOTEL PROPERTIES
LHO/PRH	LASALLE HOTEL PROPERTIES 7.50% PFD SER H
LHO/PRI	LASALLE HOTEL PPTYS 6.375% PFD SER I
LIFE	LIFE TECHNOLOGIES CORP
LII	LENNOX INTERNATIONAL INC
LIME	LIME ENERGY CO.
LINC	LINCOLN EDUCATIONAL SVCS
LINE	LINN ENERGY LLC
LINTA	LIBERTY INTERACTIVE CORP INTERACTIVE(A)
LINTB	LIBERTY INTERACTIVE CORP INTERACTIVE(B)
LION	FIDELITY SOUTHERN CORP
LIOX	LIONBRIDGE TECHNOLOGIES INC
LIT	GLOBAL X LITHIUM ETF
LIVE	LIVEDEAL INC
LIWA	LIHUA INTERNATIONAL INC
LJZST	Test Symbol
LKFN	LAKELAND FINL CORP
LKQ	LKQ CORPORATION
LL	LUMBER LIQUIDATORS HOLDINGS INC
LLEN	L&L Energy Inc
LLL	L 3 COMMUNICATIONS HLDGS INC
LLNW	LIMELIGHT NETWORKS, INC.
LLTC	LINEAR TECH CORP
LLY	ELI LILLY & CO
LM	LEGG MASON INC

LMAT	LEMAITRE VASCULAR INC
LMCA	LIBERTY MEDIA CORPORATION SR A
LMCB	LIBERTY MEDIA CORPORATION SR B
LMIA	LMI AEROSPACE INC
LMNR	LIMONEIRA CO
LMNX	LUMINEX CORP
LMOS	LUMOS NETWORKS CORP
LMT	LOCKHEED MARTIN CORP
LNBB	LNB BANCORP INC
LNC	LINCOLN NATL CORP IND
LNC/WS	LINCOLN NATIONAL CORP INDUSTRIES 7/10/19
LNCE	SNYDERS-LANCE INC
LNCO	LINN CO LLC
LND	BRASILAGRO BRAZILIAN AGRIC REA
LNDC	LANDEC CORPORATION
LNG	CHENIERE ENERGY INC
LNKD	LINKEDIN CORP
LNN	LINDSAY CORPORATION
LNT	ALLIANT ENERGY CORP
LO	LORILLARD INC
LOAN	MANHATTAN BRIDGE CAPITAL INC
LOCK	LIFELOCK INC
LOCM	LOCAL CORPORATION
LODE	COMSTOCK MINING INC.
LOGI	LOGITECH INTERNATIONAL SA
LOGM	LOGMEIN INC
LOJN	LO JACK CORP
LON	LONCOR RESOURCES INC
LONG	ELONG INCORPORATED
LOOK	LOOKSMART LIMITED
LOPE	GRAND CANYON EDUCATION INC
LOR	LAZARD WORLD DIV & INC FD
LORL	LORAL SPACE AND COMMUNICATIONS
LOV	SPARK NETWORKS INC
LOW	LOWES COMPANIES INC
LPDX	LIPOSCIENCE INC
LPHI	LIFE PARTNERS HLDGS INC
LPI	LAREDO PETROLEUM HOLDINGS INC
LPL	LG DISPLAY COMPANY LTD.
LPLA	LPL FINANCIAL HOLDINGS INC
LPLT	VLCTY SHS 2X LG PTNM ETN S&P GSCI PLT ER
LPNT	LIFEPOINT HOSPITALS INC
LPR	LONE PINE RESOURCES INC
LPS	LENDER PROCESSING SERV INC
LPSB	LAPORTE BANCORP INC.
LPSN	LIVEPERSON INC
LPTH	LIGHTPATH TECH INC

LPTN	LPATH INC (A)
LPX	LOUISIANA PAC CORP
LQD	ISHARES IBOXX $ INVTOP INVESTGRADE CORP
LQDT	LIQUIDITY SERVICES INC.
LRAD	LRAD CORP
LRCX	LAM RESEARCH CORP
LRE	LRR ENERGY LP
LRN	K12 INC
LRY	LIBERTY PPTY TRUST
LSBI	LSB FINANCIAL CORP
LSBK	LAKE SHORE BANCORP INC
LSC	ELEMENTS S&P CTI ETN
LSCC	LATTICE SEMICONDUCTOR CORP
LSE	CAPLEASE INC
LSE/PRA	CAPLEASE INC
LSE/PRB	CAPLEASE INC 8.375% PFD SER B
LSE/PRC	CAPLEASE INC 7.25% PFD SER C
LSG	LAKE SHORE GOLD CORP
LSI	LSI CORP
LSKY	ETCS MTLY 2X LEV ISE CD CMP TR ETN 10/41
LSTK	IPATH PURE BETA LIVESTOCK ETN 4/18/41
LSTR	LANDSTAR SYS INC
LTBR	LIGHTBRIDGE CORPORATION
LTC	LTC PROPERTIES INC
LTD	L BRANDS INC
LTL	PRO SH ULTRA TELECOM
LTM	LIFE TIME FITNESS INC
LTON	LINKTONE LTD
LTPZ	PIMCO 15+ YEAR U.S. TIPS ETF
LTRE	LEARNING TREE INTL INC
LTRX	LANTRONIX INC
LTS	LADENBURG THALMANN FINCL SVCS
LTS/PRA	LADENBURG THALMANN FIN SVCS IN 8.00 (A)
LTXC	LTX-CREDENCE CORP
LUB	LUBY'S INC
LUFK	LUFKIN INDS INC
LUK	LEUCADIA NATIONAL CORP
LULU	LULULEMON ATHLETICA INC
LUNA	LUNA INNOVATIONS INC
LUV	SOUTHWEST AIRLINES CO
LUX	LUXOTTICA GRP S P A
LVB	STEINWAY MUSICAL INSTRUMENTS
LVL	CLAYMORE/S&P GLBL DIV OPP INDX
LVLT	LEVEL 3 COMMUNICATIONS INC NEW
LVNTA	LIBERTY INTERACTIVE CORPORATION (A) LV
LVNTB	LIBERTY INTERACTIVE CORPORATION (B) LV
LVS	LAS VEGAS SANDS CORP

LWAY	LIFEWAY FOODS INC
LWC	SPDR BARCLAYS CAP LT CORP BD
LXFR	LUXFER HOLDINGS PLC
LXK	LEXMARK INTL INC
LXP	LEXINGTON REALTY TRUST
LXP/PRC	LEXINGTON REALTY TRUST
LXRX	LEXICON PHARMACEUTICALS, INC
LXU	LSB INDUSTRIES INC
LYB	LYONDELLBASELL INDUSTRIES NV (A)
LYG	LLOYDS BANKING GROUP PLC
LYG/PRA	LLOYDS BK GRP PLC 7.75%
LYTS	LSI INDUSTRIES
LYV	LIVE NATION ENTERTAINMENT INC
LZB	LA Z BOY INC
M	MACY'S INC.
MA	MASTERCARD INCORPORATED
MAA	MID AMERICA APT COMM INC
MAB	Eaton Vance MA Muni Bd Fund
MAC	MACERICH CO
MACK	MERRIMACK PHARMACEUTICALS INC
MAG	MAGNETEK INC
MAGS	MAGAL SECURITY SYSTEMS LTD
MAIN	MAIN STREET CAPITAL CORP
MAKO	MAKO SURGICALS CORP
MAMS	MAM SOFTWARE GROUP INC
MAN	MANPOWERGROUP
MANH	MANHATTAN ASSOCIATES INC
MANT	MANTECH INTERNATIONAL CORP
MANU	MANCHESTER UNITED PLC
MAR	MARRIOTT INTL INC
MARK	REMARK MEDIA INC
MARPS	MARINE PETE TR
MAS	MASCO CORP
MASC	MATERIAL SCIENCES CORP
MASI	MASIMO CORPORATION
MAT	MATTEL INC
MATH	MEIDELL TACTICAL ADVANTAGE ETF
MATL	DIREXION DAILY BASIC MAT BULL 3X SHS
MATR	MATTERSIGHT CORPORATION
MATW	MATTHEWS INTERNATIONAL CORP
MATX	MATSON INC
MAV	PIONEER MUNI HI INCM ADV TR
MAXY	MAXYGEN INC
MAYS	J. W. MAYS INC.
MBB	ISHARES BARCLAYS MBS FIXED
MBC	3% MIN CPN PPN RUSSELL 2000
MBF	CITIGROUP FUNDING INC 7/11/14

MBFI	MB FINANCIAL INC
MBG	SPDR BARCLAYS MTG BCK BD ETF
MBI	MBIA INCORPORATED
MBL	MKT INDX TG TR SEC DJIA 5/13
MBLX	METABOLIX INC
MBND	MULTIBAND CORPORATION
MBRG	MIDDLEBURG FINANCIAL CORP
MBT	MOBILE TELESYSTEMS OJSC
MBTF	M B T FINANCIAL CORP
MBVT	MERCHANTS BANCSHARES INC VT
MBWM	MERCANTILE BANK CORP
MCA	BLACKROCK MUNIYIELD CALIF QUALITY FD
MCBC	MACATAWA BANK CORP
MCBI	METROCORP BANCSHARES INC
MCBK	MADISON COUNTY FINANCIAL INC
MCC	MEDLEY CAPITAL CORP
MCD	MCDONALDS CORP
MCEP	MID-CON ENERGY PARTNERS LP
MCF	CONTANGO OIL & GAS CO
MCGC	MCG CAPITAL CORP
MCHI	ISHARES MSCI CHINA INDEX FUND
MCHP	MICROCHIP TECH INC
MCHX	MARCHEX INC
MCI	BABSON CAPITAL CORPORATE INVESTORS
MCK	MCKESSON CORP
MCN	MADISON COVERED CALL & EQUITY STRATEGY
MCO	MOODY'S CORPORATION
MCOX	MECOX LANE LIMITED
MCP	MOLYCORP INC DEL
MCP/PRA	MOLYCORP INC DEL 5.5% PFD SER A 3/1/14
MCQ	MEDLEY CAPITAL CORP 7.125% NTS 3/30/19
MCR	MFS CHARTER INCM TR
MCRI	MONARCH CASINO & RESORT INC
MCRL	MICREL INC
MCRO	IQ HEDGE MACRO TRACKER
MCRS	MICROS SYS INC
MCS	MARCUS CORP
MCV	MEDLEY CAPITAL CORP 6.125% NTS 3/30/23
MCY	MERCURY GENERAL CORP
MCZ	MAD CATZ INTERACTIVE INC
MD	MEDNAX INCORPORATED
MDAS	MEDASSETS INC
MDC	MDC HLDGS INC
MDCA	MDC PARTNERS INC
MDCI	MEDICAL ACTION INDS INC
MDCO	MEDICINES COMPANY (THE)
MDD	SPDR S&P INTL MID CAP ETF

MDGN	MEDGENICS INC
MDGN/WS	MEDGENICS INC 3/31/16
MDIV	FT ETF VI MULTI ASSET DIV INC
MDLZ	MONDELEZ INTERNATIONAL INC (A)
MDM	MOUNTAIN PROV DIAMONDS INC
MDP	MEREDITH CORP
MDR	MCDERMOTT INTL INC
MDRX	ALLSCRIPTS HLTH SOL INC
MDSO	MEDIDATA SOLUTIONS INC
MDT	MEDTRONIC INC
MDU	MDU RESOURCES GROUP INC
MDVN	MEDIVATION INC
MDW	MIDWAY GOLD CORP
MDXG	MIMEDX GROUP INC
MDY	SPDR S&P MIDCAP 400 ETF TR
MDYG	SPDR S&P 400 MID CAP GRWOTH ETF
MDYV	SPDR S&P 400 Mid Cap Value ETF
MEA	METALICO INC
MEAD	MEADE INSTRUMENTS CORP
MEAS	MEASUREMENT SPECIALTIES INC
MED	MEDIFAST INC
MEET	MEETME INC
MEG	MEDIA GENERAL INC
MEI	METHODE ELECTRONICS, INC.
MEIL	METHES ENERGIES INTL LTD
MEILW	METHES ENERGIES INTL LTD
MEILZ	METHES ENERGIES INTL LTD
MEIP	MEI PHARMA INC
MELA	MELA SCIENCES INC
MELI	MERCADOLIBRE INC
MEMP	MEMORIAL PRODUCTION PARTNERS LP
MEMS	MEMSIC INC
MEN	BLACKROCK MUNIENHANCED FD
MENT	MENTOR GRAPHICS CORP
MEOH	METHANEX CORP
MER/PRD	MERRILL LYNCH PFD CAP TR III
MER/PRE	MERRILL LYNCH CAPITAL TR IV
MER/PRF	MERRILL LYNCH PFD CAP TR V
MER/PRK	MERRILL LYNCH CAP TR I
MER/PRM	MERRILL LYNCH CAPITALTR II
MER/PRP	MERRILL LYNCH CAP TR III
MERC	MERCER INTERNATIONAL INC
MERU	MERU NETWORKS INC
MES	MARKET VECTORS-GULF STATES
MET	METLIFE INC
MET/PRA	METLIFE INC
MET/PRB	METLIFE INC

METR	METRO BANCORP INC
MFA	MFA FINANCIAL INCORPORATED
MFA/PRB	MFA FINANCIAL INC 7.50 % (B)
MFB	MAIDENFORM BRANDS INC
MFC	MANULIFE FINANCIAL CORP
MFD	MACQUARIE/FST TR GLBL INFRS
MFG	MIZUHO FINANCIAL GROUP INC
MFI	MICROFINANCIAL INC
MFL	BLACKROCK MUNIHOLDINGS INVT QUALITY FD
MFLA	IPATH LONG ENHANCED MSCI EAFE INDEX ET
MFLR	MAYFLOWER BANCORP INC
MFLX	MULTI-FINELINE ELECTRONIX
MFM	MFS MUN INCM TR
MFNC	MACKINAC FINANCIAL CORP
MFO	MFA FINANCIAL INC 8% SEN NTS 4/15/42
MFRI	MFRI INC
MFRM	MATTRESS FIRM HOLDING CORP
MFSA	IPATH SHORT ENHANCED MSCI EAFE INDEX ETN
MFSF	MUTUALFIRST FINCL INC
MFT	BLACKROCK MUNIYIELD INVT QUALITY FD
MFV	MFS SPL VAL TR
MG	MISTRAS GROUP INC
MGA	MAGNA INTL INC
MGAM	MULTIMEDIA GAMES HOLDING COMPANY INC
MGC	VANGUARD MEGA CAP ETF
MGCD	MGC DIAGNOSTICS CORPORATION
MGEE	MGE ENERGY INC
MGF	MFS GOVT MKTS INCM TR
MGH	MINCO GOLD CORP
MGI	MONEYGRAM INTERNATIONAL INC
MGIC	MAGIC SOFTWARE ENTPRS INC
MGJ	MKT IDX TR S&P500 2/28/14
MGK	VANGUARD MEGA CAP GROWTH ETF
MGLN	MAGELLAN HEALTH SERV INC
MGM	MGM RESORTS INTERNATIONAL
MGN	MINES MGMT INC
MGPI	MGP INGREDIENTS INC NEW
MGR	AFFILIATED MANAGERS GP 6.375% NT 8/15/42
MGRC	MCGRATH RENT CORP
MGT	MGT CAPITAL INVESTMENTS INC
MGU	MACQUARIE GLOBAL INFRASTRUCTURE TOT RET
MGV	VANGUARD MEGA CAP VALUE ETF
MGYR	MAGYAR BANCORP INC
MH/PRA	MAIDEN HOLDINGS LTD 8.25% (A)
MHC	2% MINIMUM ON S&P 500
MHD	BLACKROCK MUNIHLDGS FD
MHE	MASSACHUSETTS H & E TX EX TR

MHF	WESTERN ASSET MUNI HIGH INCM FD
MHFI	MCGRAW HILL FINANCIAL INC
MHGC	MORGANS HOTEL GROUP CO.
MHH	MASTECH HOLDINGS INC
MHI	PIONEER MUNI HI INCM TR
MHK	MOHAWK INDS INC
MHLD	MAIDEN HLDGS LTD
MHM	MITT LNK S&P500 7/15
MHN	BLACKROCK MUNIHOLDINGS NY QUALITY FD
MHNA	MAIDEN HLDGS NORTH AMERICA LTD 6/15/41
MHNB	MAIDEN HLDGS NORTH AMER 8% NTS 3/27/42
MHO	M/I HOMES INC
MHO/PRA	M/I HOMES INC
MHR	MAGNUM HUNTER RES CORP
MHR/PRC	MAGNUM HUNTER RES CORP 10.25
MHR/PRD	MAGNUM HUNTER RESOURCES CORP 8 (D)
MHR/PRE	MAGNUM HUNTER RESOURCES CORP 8% PFD E
MHW	MITTS LINKED TO THE DJ INDUSTRIAL AVRG
MHY	WESTERN ASSET MANG HIGH INC
MIC	MACQUARIE INFRASTRUCTURE CO
MICT	MICRONET ENERTEC TECH INC
MICTW	MICRONET ENERTEC TECHNOLOGIES, INC
MIDD	MIDDLEBY CORP
MIDU	DIREX DLY MID CAP BULL 3X SHARES
MIDZ	DIREXION DLY MID CAP BEAR 3X SHARES
MIE	COHEN & STEERS MLP INCOME & ENERGY OPPOR
MIG	MEADOWBROOK INSURANCE GROUP
MIL	MFC INDUSTRIAL LTD
MILL	MILLER ENERGY RESOURCES INC
MILL/PRC	MILLER ENERGY RESOURCES INC 10.75% PFD C
MIN	MFS INTER INCM TR
MINC	ADVISORSH NEWFLEET MULTI-SECTOR INC ETF
MIND	MITCHAM INDUSTRIES
MINI	MOBILE MINI INC
MINT	PIMCO ENHANCED SHORT MAT STRATEGY ETF
MITK	MITEK SYSTEMS INC
MITL	MITEL NETWORKS CORPORATION
MITT	AG MORTGAGE INVESTMENT TRUST INC
MITT/PRA	AG MORTGAGE INVESTMENT TR 8.25% (A)
MITT/PRB	AG MORTGAGE INVESTMENT TRUST 8.00% (B)
MIW	Eaton Vance Michigan Muni Bd Fd
MIY	BLACKROCK MUNIYIELD MICHIGAN QUALITY FD
MJC	3% RUSL 2000 INDX 9/10/14
MJI	BLACKROCK MUNIYIELD NJ QUALITY FD INC
MJN	MEAD JOHNSON NUTRITION CO
MKC	MCCORMICK & CO INC
MKC/V	MCCORMICK & CO INC

MKF	MITTS LNK TO S&P500 IDX
MKL	MARKEL CORP HLDG CO
MKN	PRIN PROT NTS 3% 4/07/2014
MKSI	MKS INSTRUMENTS INC
MKTG	RESPONSYS INC
MKTO	MARKETO INC
MKTX	MARKETAXESS HLDGS INC
MKZ	MIN CPN PPN DJ-UBS
MLA	MITTS LNK S&P500 9/27/13
MLAB	MESA LABS INC
MLG	METLIFE INC
MLHR	MILLER HERMAN INC
MLI	MUELLER INDS INC
MLM	MARTIN MARIETTA MATL INC
MLN	MARKET VECTORS- LONG MUNI
MLNK	MODUS LINK GLOBAL SOLUTION
MLNX	MELLANOX TECHS LTD
MLP	MAUI LAND & PINEAPPLE INC
MLPA	GLOBAL X MLP ETF
MLPG	UBS AG ETRACS AL NAT GAS MLP 7/9/40
MLPI	UBS E-TRACS ALERIAN MLP INFRA 4/2/2040
MLPJ	GLOBAL X JUNIOR MLP ETF
MLPL	UBS AG 2X LEV LONG ETRACS 7/9/40
MLPN	CREDIT SUISSE CUSHING 30 MLP INDEX ETN
MLPS	UBS AG 1XMONTHLY SHRT EXCH TRADED
MLPW	UBS AG EXCHANGE TRADED ACCESS SECURITIES
MLPY	MORGAN STNLY CUSHING MLP HG INC ETN 3/31
MLR	MILLER INDUSTRIES INC NEW
MLU	METLIFE INC
MLVF	MALVERN BANCORP INC
MM	MILLENNIAL MEDIA INC
MMC	MARSH & MCLENNAN COS INC
MMD	MAINSTAY DEFINEDTERM MUNI OPPORTUNITIES
MMF	MITTS LINKED TO DJ INDUSTRIAL AVERAGE
MMLP	MARTIN MIDSTREAM PRTNRS LP
MMM	3M COMPANY
MMP	MAGELLAN MIDSTREAM PARTNERS LP
MMR	MCMORAN EXPLORATION CO
MMS	MAXIMUS INC
MMSI	MERIT MED SYS INC
MMT	MFS MULTIMARKET INCM TR
MMTM	SPDR S&P 1500 MOMENTUM TILT ETF
MMU	WESTERN ASSET MANG MUNI FUND
MMV	EATON VANCE MASS MUN INCM TR
MMYT	MAKEMYTRIP LIMITED
MN	MANNING & NAPIER INC
MNA	IQ Merger Arbitrage ETF

MNDO	MIND C T I LTD
MNE	BLACKROCK MUNI NY INTRM DUR
MNGA	MAGNEGAS CORPORATION
MNGL	BLUE WOLF MONGOLIA HOLDINGS CORP.
MNGLU	BLUE WOLF MONGOLIA HOLDINGS CORP
MNGLW	BLUE WOLF MONGOLIA HOLDINGS CORP.
MNI	MCCLATCHY CO HLDG CO
MNKD	MANNKIND CORPORATION
MNOV	MEDICINOVA INC
MNP	WESTERN ASSET MUNI PTNRS FD INC
MNR	MONMOUTH REAL ESTATE INVESTMENT CP
MNR/PRA	MONMOUTH REAL ESTATE INVESTMENT CP
MNR/PRB	MONMOUTH REAL ESTATE INVT CORP PFD B
MNRK	MONARCH FINANCIAL HOLDINGS INC
MNRO	MONRO MUFFLER BRAKE INC
MNST	MONSTER BEVERAGE CORPORATION
MNTA	MOMENTA PHARMACEUTICALS INC
MNTG	MTR GAMING GROUP INC
MNTX	MANITEX INTERNATIONAL, INC.
MO	ALTRIA GROUP INC
MOAT	MKT VECTOR WIDE MOAT ETF
MOBI	SKYMOBI LIMITED
MOC	COMMAND SEC CORP RP
MOCO	MOCON INC
MOD	MODINE MANUFACTURING CO
MODN	MODEL N INC
MOFG	MIDWEST ONE FIN GROUP
MOG/A	MOOG INC
MOG/B	MOOG INC
MOH	MOLINA HEALTHCARE INC
MOL	CDF 2% MIN COUPON BASED ON GOLD
MOLX	MOLEX INC
MOLXA	MOLEX INC
MOM	QUANTSH U.S. MARKET NEUTRAL MOMENTUM
MON	MONSANTO CO NEW
MONY	ISHARES FINANCIALS SECTOR BOND FUND
MOO	MARKET VECTORS-AGRIBUSINESS
MORL	ETRACS MONTHLY PAY 2XLEV MTG REIT ETN
MORN	MORNINGSTAR INC
MORT	MARKET VECTORS MORTGAGE REIT INCOME ETF
MOS	MOSAIC COMPANY NEW (HOLDING COMPANY)
MOSY	MOSYS, INC
MOU	PRIN PORT NTS 3% 3/10/2014
MOV	MOVADO GROUP INC
MOVE	MOVE INC NEW
MP/PRD	MISSISSIPPI PWR CO
MPA	BLACKROCK MUNIYIELD PA QUALITY FD

MPAA	MOTORCAR PTS AMR INC
MPAC	MOD-PAC CORP
MPB	MID PENN BANCORP INC
MPC	MARATHON PETROLEUM CORP
MPE	MKT INDX TR TRM S&P 500 4/25/14
MPEL	MELCO CROWN ENTMT LTD
MPET	MAGELLAN PETROLEUM CORP
MPG	MPG OFFICE TRUST INC
MPG/PRA	MPG OFFICE TRUST INC
MPLX	MPLX L P
MPO	MIDSTATES PETROLEUM CO INC
MPR	MET PRO CORPORATION
MPV	BABSON CAPITAL PARTICIPATION INVESTORS
MPW	MEDICAL PROPERTIES TRUST INC
MPWR	MONOLITHIC POWER SYS INC
MPX	MARINE PRODUCTS CORP
MQT	BLACKROCK MUNIYLD QUALITY FD II
MQY	BLACKROCK MUNIYLD QUALITY FD
MR	MINDRAY MED INTL LTD
MRC	MRC GLOBAL INC
MRCC	MONROE CAPITAL CORPORATION
MRCY	MERCURY SYSTEMS INC
MRF	AMERICAN INCOME FUND INC
MRGE	MERGE HEALTHCARE INC
MRGR	PROSHARES MERGER ETF
MRH	MONTPELIER RE HOLDINGS LTD
MRH/PRA	MONTPELIER RE HOLDINGS LTD 8.875% PFD A
MRIN	MARIN SOFTWARE INC
MRK	MERCK & CO INC
MRLN	MARLIN BUSINESS SERVICES CORP
MRO	MARATHON OIL CORP
MRTN	MARTEN TRANS LTD
MRVL	MARVELL TECHNOLOGY GRP LTD
MS	MORGAN STANLEY
MS/PRA	MORGAN STANLEY
MSA	MINE SAFETY APPLIANCES CO
MSB	MESABI TR
MSBF	MSB FINANCIAL CORP
MSC	MITTS LINKED TO THE DJIA 5/29/15
MSCA	MAIN STREET CAPITAL CP 6.125% NTS 4/1/23
MSCC	MICROSEMI CORP
MSCI	MSCI INC
MSD	MORGAN ST EMRG MKT DEBT FD
MSEX	MIDDLESEX WTR CO
MSF	MORGAN ST EMRG MKT FD INC
MSFG	MAINSOURCE FINANCIAL GROUP INC
MSFT	MICROSOFT CORP

MSG	MADISON SQUARE GARDEN COMPANY
MSI	MOTOROLA SOLUTIONS INC
MSJ	MORGAN STANLEY CAP
MSK	MORGAN STANLEY CAP TR VIII
MSL	MIDSOUTH BANCORP INC
MSLI	MERUS LABS INTL INC NEW
MSM	MSC INDUSTRIAL DIRECT CO INC
MSN	EMERSON RADIO CORP
MSO	MARTHA STEWART LIVING OMNI
MSON	MISONIX INC
MSP	MADISON STRATEGIC SEC PRE FD
MSPD	MINDSPEED TECH INC
MSTR	MICROSTRATEGY INC
MSTX	MAST THERAPEUTICS INC
MSXX	PUREFUNDS ISE MINING SERVICE ETF
MSZ	MORGAN STANLEY CAP TR VII
MT	ARCELORMITTAL
MTB	M & T BANK CORP
MTB/PR	M&T BANK CORP PFD SER A FIX RT
MTB/PRA	M &T CAPITAL TRUST IV
MTB/PRC	M&T BANK CORP PFD SER C FIX RT
MTB/WS	M&T BANK CORP WTS 12/23/18
MTCN	ARCELORMITTAL 6% NTS 1/15/16
MTD	METTLER TOLEDO INTL INC
MTDR	MATADOR RESOURCES CO
MTEX	MANNATECH INCORPORATED
MTG	MGIC INVT CORP WIS P
MTGE	AMERICAN CAPITAL MTG INVEST CORP
MTH	MERITAGE HOMES CORPORATION
MTK	SPDR MORGAN STANLEY TECH
MTL	MECHEL OAO
MTL/PR	MECHEL OAO
MTN	VAIL RESORTS INC
MTOR	MERITOR INC
MTR	MESA ROYALTY TRUST
MTRN	MATERION CORP
MTRX	MATRIX SVC CO
MTS	MONTGOMERY STR INCM SECS
MTSC	MTS SYS CORP
MTSI	M/A-COM TECHNOLOGY SOLUTIONS HLDGS INC
MTSL	MER TELEMGMNT SOLU
MTSN	MATTSON TECHNOLOGY INC
MTT	WEST ASSET MUNI DEF OPP TR INC
MTU	MITSUBISHI UFJ FINANCIAL GRP, INC.
MTUM	ISHARES MSCI USA MOMENTUM FACTOR ETF
MTW	MANITOWOC COMPANY INC
MTX	MINERAL TECH INC

MTY	CITIGROUP FDG INC 8/11/14
MTZ	MASTEC INC (FL)
MU	MICRON TECH INC
MUA	BLACKROCK MUNIASSETS FUND
MUAB	ISHARES 2013 S&P AMT-FR MUNI
MUAC	ISHARES 2014 S&P AMT-FR MUNI
MUAD	ISHARES 2015 S&P AMT-FR MUNI
MUAE	ISHARES 2016 S&P AMT-FR MUNI
MUAF	ISHARES 2017 S&P AMT-FR MUNI
MUAG	ISHARES 2018 S&P AMT-FREE MUNICIPAL SR
MUB	ISHARES S&P NATL AMT FREE MUNI
MUC	BLACKROCK MUNIHOLDINGS CALIF QUALITY FD
MUE	BLACKROCK MUNIHOLDINGS QUALITY FD II
MUH	BLACKROCK MUNIHLDGS FD II
MUI	BLACKROCK MUNI INTERM DURATION
MUJ	BLACKROCK MUNIHOLDINGS NJ QUALITY FD
MUK	CITIGROUP FDG INC 8/11/14
MUNI	PIMCO INTERMED MUNI BOND STRAT ETF
MUR	MURPHY OIL CORP
MUS	BLACKROCK MUNIHOLDINGS QUALITY FD INC
MUX	MCEWEN MINING INC
MVC	MVC CAPITAL INC
MVCB	MVC CAPITAL INC 7.25% SNR NTS 1/15/23
MVF	BLACKROCK MUNIVEST FUND INC
MVG	MAG SILVER CORP
MVIS	MICROVISION INC
MVISW	MICROVISION INC
MVO	MV OIL TRUST
MVT	BLACKROCK MUNIVEST FD II INC
MVV	PROSHARES MIDCAP 400 ULTRA
MW	MEN'S WEARHOUSE (THE)
MWA	MUELLER WATER PRODUCTS, INC
MWE	MARKWEST ENERGY PTNRS LP
MWG	MORGAN STANLEY CAPITAL TR IV
MWIV	MWI VETERINARY SUPPLY INC
MWO	MORGAN STANLEY CAPITAL TR V
MWR	MORGAN STANLEY CAPITAL TR III
MWV	MEADWESTVACO CORP
MWW	MONSTER WORLDWIDE INC
MX	MAGNACHIP SEMICONDUCTOR CORP NEW
MXA	MINNESOTA MUNI INCM PTFL INC
MXC	MEXCO ENERGY CORP
MXE	MEXICO EQUITY & INCOME FUND
MXF	MEXICO FD INC
MXI	ISHARES S&P GLOBAL MATERIALS
MXIM	MAXIM INTEGRATED PRODS INC
MXL	MAXLINEAR INC

MXN	FIRST AMER MN MUN INCM FD II
MXT	MAXCOM TELECOMUNICACIONES SA
MXWL	MAXWELL TECHNOLOGIES INC
MY	CHINA MING YANG WIND POWER GROUP LTD
MYC	BLACKROCK MUNIYIELD CALIF FD
MYD	BLACKROCK MUNIYIELD FD INC
MYE	MYERS INDS INC
MYF	BENEFICIAL INTT OF BLACKROCK MUNI
MYGN	MYRIAD GENETICS INC
MYI	BLACKROCK MUNIYIELD QUALITY FD III
MYJ	BLACKROCK MUNIYIELD NJ FD INC
MYL	MYLAN INC
MYM	BLACKROCK MUNIYIELD MICHIGAN QUALITY II
MYN	BLACKROCK MUNIYIELD NEW YORK QUALITY FD
MYP	CITIGROUP FDG INC
MYRG	MYR GROUP, INC.
MYY	PROSHARES SHORT MIDCAP 400
MZA	BLACKROCK MUNIYIELD AZ FD INC
MZF	MANAGED DURATION INVT GRADE MUNI FD
MZOR	MAZOR ROBOTICS LTD
MZZ	PROSHARES ULTRASHORT MCAP400
N	NETSUITE INC
NAC	NUVEEN CALIF DIV ADV MUN FD
NAD	NUVEEN DIV ADV MUNI FUND
NAD/PRC	NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND
NAFC	NASH FINCH CO
NAGS	TEUCRIUM NATURAL GAS FUND
NAI	ALLIANZGI INTL & PREMIUM STRATEGY FD
NAII	NATURAL ALTERNATIVES INTL
NAK	NORTHERN DYNASTY MNLS LTD
NAN	NUVEEN NY DIV ADV MUNI FUND
NAN/PRC	NUVEEN NY DIV ADVANTAGE MUNI
NAN/PRD	NUVEEN NEW YORK DIVIDEND ADVANTAGE MUNI
NANO	NANOMETRICS INC
NASB	NASB FINANCIAL INC
NAT	NORDIC AMERICAN TANKERS LTD
NATH	NATHAN'S FAMOUS INC
NATI	NATIONAL INSTRUMENTS CORP
NATL	NATIONAL INTERSTATE CORP
NATR	NATURE'S SUNSHINE PRODUCTS
NAUH	Natl American Univ Hldgs Inc.
NAV	NAVISTAR INTL CORP
NAV/PRD	NAVISTAR INTL CORP
NAVB	NAVIDEA BIOPHARMACEUTICALS INC
NAVG	NAVIGATORS GRP INC
NAVR	NAVARRE CORP
NAZ	NUVEEN ARIZONA PREMIUM INCOME MUNICIPAL

NAZ/PRC	NUVEEN ARIZONA PRM MUN 2.05% PFD 11/1/15
NAZ/PRD	NUVEEN ARIZONA PREM MUNI 2.9% PFD 2016
NBB	NUVEEN BUILD AMERICA BOND FD
NBBC	NEWBRIDGE BANCORP
NBCB	FIRST NBC BANK HOLDING COMPANY
NBD	NUVEEN BUILD AMERICA BOND OPPORTUNITY FD
NBG	NATIONAL BANK OF GREECE S A
NBG/PRA	NAT BANK OF GREECE SA
NBH	NEUBERGER BERMAN INTMDT FD
NBHC	NATIONAL BANK HOLDINGS CORPORATION
NBIX	NEUROCRINE BIOSCIENCES INC
NBL	NOBLE ENERGY INC
NBN	NORTHEAST BANCORP
NBO	NEUBERGER BERMAN NY INTMDT
NBR	NABORS INDUSTRIES LIMITED NEW
NBS	NEOSTEM INC
NBTB	N B T BANCORP INC
NBTF	NB&T FINACIAL GRP INC
NBW	NEUBERGER BERMAN CA INT MDT
NBY	NOVABAY PHARMACEUTICAL INC
NC	NACCO INDS INC
NCA	NUVEEN CA MUN VAL FD INC
NCB	NUVEEN CALIF MUNI VAL FD 2
NCBC	NEW CENTRY BANCORP INC
NCI	NAVIGANT CONSULTING INC.
NCIT	NCI INCORPORATED
NCLH	NORWEGIAN CRUISE LINE HOLDINGS LTD
NCMI	NATIONAL CINEMEDIA INC
NCO	NUVEEN CA MUN MKT OKT OPP
NCP	NUVEEN CA PERFORM PLUS MUN
NCQ	NOVACOPPER INC
NCR	NCR CORP
NCS	NCI BUILDING SYSTEMS INC
NCT	NEWCASTLE INVT CORP
NCT/PRB	NEWCASTLE INVT CORP
NCT/PRC	NEWCASTLE INVESTMENT CORP
NCT/PRD	NEWCASTLE INVT CORP
NCTY	THE9 LIMITED
NCU	NUVEEN CA PREM INCM MUN FD
NCU/PRC	NUVEEN CALIFORNIA PREM INCM MUNICIPAL
NCV	ALLIANZGI CONVERTIBLE & INCOME FD
NCZ	ALLIANZGI CONVERTIBLE & INCOME FD II
NDAQ	NASDAQ OMX GROUP INC (THE)
NDP	TORTOISE ENERGY INDEPENDENCE FD INC
NDRO	ENDURO ROYALTY TRUST
NDSN	NORDSON CORP
NDZ	NORDION INC

NE	NOBLE CORPORATION (NEW)
NEA	NUVEEN AMT FREE MUNI INC FUND
NEA/PRC	NUVEEN INS TAX-FREE ADV MUNI
NECB	NORTHEAST CMNTY BANCORP
NED	NOAH EDUCATION HLDGS
NEE	NEXTERA ENERGY INC
NEE/PRC	FPL GROUP CAPITAL TRUST I
NEE/PRF	NEXTERA ENERGY CAP HLDGS INC
NEE/PRG	NEXTERA ENERGY CAP HLDGS INC 3/1/72
NEE/PRH	NEXTERA ENERGY CAP HLD 5.625% DB 6/15/72
NEE/PRI	NEXTERA ENERGY CAP HLD 5.125% DB 11/15/72
NEE/PRJ	NEXTERA ENERGY CAPITAL HOLDINGS, INC. SERIES J
NEE/PRO	NEXTERA ENERGY INC UNITS 9/1/15
NEM	NEWMONT MINING CORP HLDG CO
NEN	NEW ENGLAND FLTY ASSOC LTD
NEO	NEOGENOMICS INC
NEOG	NEOGEN CORP
NEON	NEONODE INC.
NEPT	NEPTUNE TECH & BIORESOURCE
NES	NUVERRA ENVIRONMENTAL SOLUTIONS INC
NETC	NET SERVICOS DE COMMUNICACAO
NETE	NET ELEMENT INTERNATIONAL, INC
NEU	NEWMARKET CORP (HLDG CO)
NEV	NUVEEN ENHANCED MUNI VALUE
NEWL	NEWLEAD HOLDINGS LTD
NEWP	NEWPORT CORP
NEWS	NEWSTAR FINANCIAL INC.
NEWT	NEWTEK BUSINESS SERVICES INC
NFBK	NORTHFIELD BANCORP INC
NFEC	NF ENERGY SAVING CORP
NFG	NATIONAL FUEL GAS CO NJ
NFJ	ALLIANZGI NFJ DIV INT & PREMIUM STRGY
NFLX	NETFLIX INC
NFO	CLAYMORE/SABRIENT INSIDER
NFP	NATIONAL FINANCIAL PARTNRS
NFSB	NEWPORT BANCORP, INC
NFX	NEWFIELD EXPLORATION CO
NG	NOVAGOLD RESOURCES INC NEW
NGD	NEW GOLD INC
NGE	GLOBAL X NIGERIA INDEX ETF
NGG	NATIONAL GRID PLC
NGL	NGL ENERGY PARTNERS LP
NGLS	TARGA RESOURCES PTNRS LP
NGPC	NGP CAPITAL RESOURCES CO
NGS	NATURAL GAS SERVICES GRP INC
NGVC	NATURAL GROCERS BY VITAMIN COTTAGE INC
NGX	NUVEEN MA AMT FREE MUNI INC FD

NGX/PRC	NUVEEN MA AMT-FREE MUNI INCOME FD 3
NGZ	ALLIANZGI GLOBAL EQUITY & CONV INCOME FD
NHC	NATIONAL HEALTHCARE CP
NHC/PRA	NATIONAL HEALTHCARE CORP
NHF	NEXPOINT CREDIT STRATEGIES FUND
NHI	NATIONAL HEALTH INVTS
NHS	NEUBERGER BERMAN HI YLD STRA NEW
NHTB	NEW HAMPSHIRE THRIFT BNCSHRS
NI	NISOURCE INC HLDG CO
NIB	IPATH DJ-UBS COCOA
NICE	NICE SYSTEMS LIMITED ADR
NICK	NICHOLAS FINANCIAL INC
NID	NUVEEN INTERMEDIATE DURATION MUNI TRM FD
NIE	ALLIANZGI EQUITY & CONVERTIBLE INCOME FD
NIHD	NII HOLDINGS INC
NILE	BLUE NILE INC
NIM	NUVEEN SELECT MAT MUN FD
NINE	NINETOWNSINTERNET TECH GRP CP LTD
NINI	IPATH PURE BETA NICKEL ETN
NIO	NUVEEN MUNICIPAL OPPORTUNITY FD INC
NIQ	NUVEEN INTERMEDIATE DURATION QUAL MUNI
NJ	NIDEC CORP
NJR	NJ RES CORP
NJV	NUVEEN N J MUNI VALUE FUND
NKA	NISKA GAS STORAGE PARTNERS LLC
NKE	NIKE INC
NKG	NUVEEN GA DIV ADV MUN FD 2
NKG/PRC	NUVEEN GA DIVIDEND ADV MUNI FD 2 2.65% P
NKG/PRD	NUVEEN GA DIVD ADV MUNI 1 2.625% 3/1/15
NKG/PRE	NUVEEN GEORGIA DIV ADV MUN2 2.65% 3/1/15
NKSH	NATIONAL BANKSHARES INC VA
NKTR	NEKTAR THERAPEUTICS
NKX	NUVEEN CA AMT FREE MUNICIPAL INCOME FUND
NKY	MAXIS NIKKEI 225 INDEX FUND
NL	NL INDS INC
NLNK	NEWLINK GENETICS CORPORATION
NLP	NTS REALTY HLDGS LTD PTNRSHP
NLR	Market Vect Uranium+Nuclear Energy ETF
NLS	NAUTILUS INC
NLSN	NIELSEN HOLDINGS N V
NLST	NETLIST INC
NLY	ANNALY CAPITAL MANAGEMENT
NLY/PRA	ANNALY CAP MANAGEMENT INC.
NLY/PRC	ANNALY CAPITAL MGMT INC (C) 7.625% PFD C
NLY/PRD	ANNALY CAP MANAGEMENT INC 7.50% (D)
NM	NAVIOS MARITIME HLDGS INC
NMA	NUVEEN MUN ADVANTAGE FD INC

NMB	NUVEEN MASS DIV ADV MUN FD
NMB/PRC	NUVEEN MAS DIV ADV (C) 2.6 4/1/15
NMD	NUVEEN MUNI HI INCM OPPTY 2
NMFC	NEW MOUNTAIN FINANCE CORP
NMI	NUVEEN MUN INCM FD INC
NMK/PRB	NIAGARA MOHAWK PWR CORP
NMK/PRC	NIAGARA MOHAWK PWR CORP
NML	NEUBERGER BERMAN MLP INCOME FUND INC
NMM	NAVIOS MARITIME PARTNERS L.P
NMO	NUVEEN MUN MKT OPP FD
NMR	NOMURA HOLDINGS INC
NMRX	NUMEREX CORP
NMT	NUVEEN MA PRE INC MUN FD
NMT/PRC	NUVEEN MASSACHUSETTS PREM INCM MUNI
NMT/PRD	NUVEEN MASSACHUSETTS PRM MUN 2.75 2/1/16
NMY	NUVEEN MARYLAND PREM INCM MU
NMY/PRC	NUVEEN MD PREMIMUM INCM MUN FD 2.65% PFD
NMY/PRD	NUVEEN MD PREM INC MUNI (D) 2.9 2016
NMY/PRE	NUVEEN MD DIV ADV MUNI 2.6% PFD 5/1/15
NMY/PRF	NUVEEN MD PREM INCM MUN PFD 2.6% 5/1/15
NMY/PRG	NUVEEN MD PREM INCM MUN 2.65% PFD 3/1/15
NMY/PRH	NUVEEN MD PREM INCM MUN 2.85% PFD 2/1/16
NMZ	NUVEEN MUNI HI INC OPPTY FD
NNA	NAVIOS MARITIME ACQ CORP
NNA/U	NAVIOS MARITIME ACQ CORP
NNA/WS	NAVIOS MARITIME ACQ CORP
NNBR	NN INC
NNC	NUVEEN N C PREM INCM MUN FD
NNC/PRC	NUVEEN NC PREMIUM INCM MUNI
NNC/PRD	NUVEEN NORTH CAROLINA PREMIUM INCM MUNI
NNC/PRE	NUVEEN NC PREM INCM MUNI 2.6% PFD 4/1/15
NNC/PRF	NUVEEN NC PREM INCM MUNI 2.6% #1 4/1/15
NNC/PRG	NUVEEN NC PREM INCM MUN FD 2.65% 3/1/15
NNI	NELNET INC
NNJ	NUVEEN NJ PREM INCM MUNI FD
NNN	NATIONAL RETAIL PROPERTIES INC
NNN/PRD	NATIONAL RETAIL PROPERTIES INC
NNP	NUVEEN NY PERFORM PLUS MUN
NNY	NUVEEN NY MUN VALUE FUND
NOA	NORTH AMERICAN ENERGY PART
NOAH	NOAH HOLDINGS LTD
NOC	NORTHROP GRUMMAN CORP
NOG	NORTHERN OIL & GAS INC
NOK	NOKIA CORP
NOM	NUVEEN MISS PREM INC MUN FD
NOM/PRC	NUVEEN MISSOURI PREMIUM INCOME MUNI FD
NOR	NORANDA ALUMINUM HOLDING CORP

NORW	GLOBAL X FTSE NORWAY 30 ETF
NOV	NATIONAL OILWELL VARCO INC
NOVB	NORTH VALLEY BANCORP
NOW	SERVICENOW INC
NP	NEENAH PAPER INC
NPBC	NATIONAL PA BANCSHARES INC
NPD	CHINA NEPSTAR CHAIN DRUGSTRE
NPF	NUVEEN PREM MUNI INC FD INC
NPI	NUVEEN PREMIUM INCM MUN FD
NPK	NATIONAL PRESTO INDS INC
NPM	NUVEEN PREM INCOME MUN FD 2
NPN	NUVEEN PA MUNI VAL FUND
NPO	ENPRO INDUSTRIES INC
NPP	NUVEEN PERFORM PLUS MUN FD
NPSP	NPS PHARMACEUTICALS
NPT	NUVEEN PREM INCM MUNI FD IV
NPTN	NEOPHOTONICS CORP
NPV	NUVEEN VA PRE INCM MUN FD
NPV/PRA	NUVEEN VA PREM MUNI FD (A) 2.25% 2014
NPV/PRC	Nuveen Virginia Premium Incm Muni
NPV/PRD	NUVEEN VA PREM INCM MUN 2.8% PFD 12/1/14
NPV/PRE	NUVEEN VA PREM INCM MUN 2.8% PFD 12/1/14
NPY	NUVEEN PA PRE INC MUN FD2
NQ	NQ MOBILE INC
NQC	NUVEEN CA INVT QUAL MUN
NQI	NUVEEN QUALITY MUNICIPAL FD INC
NQJ	NUVEEN NJ INVT QUALITY
NQM	NUVEEN INVT QUALITY MUNI
NQP	NUVEEN PA INVT QUALQUAL
NQS	NUVEEN SELECT QUAL MUNI
NQU	NUVEEN QUALITY MUNI FD
NR	NEWPARK RESOURCES INC
NRCIA	NATIONAL RESEARCH CORPORATION (A)
NRCIB	NATIONAL RESEARCH CORP (B)
NRF	NORTHSTAR REALTY FIN CORP
NRF/PRA	NORTHSTAR REALTY FIN CORP
NRF/PRB	NORTHSTAR REALTY FIN CORP
NRF/PRC	NORTHSTAR REALTY FINANCE CORP8.875% (C)
NRF/PRD	NORTHSTAR REALTY FINANCE 8.5% PFD SER D
NRG	NRG ENERGY INC
NRGM	INERGY MIDSTREAM LP
NRGY	INERGY LP
NRIM	NORTHRIM BANCORP INC
NRK	NUVEEN NY AMT FREE MUNI INC FUND
NRK/PRC	NUVEEN INSURED NEW YORK TAX-FREE ADV MUN
NRO	NEUBERGER BERMAN REAL EST
NRP	NATURAL RES PARTNERS L P

NRT	NORTH EUROPEAN OIL RLTY TR
NRZ	NEW RESIDENTIAL INVESTMENT CORP
NS	NUSTAR ENERGY LP
NSC	NORFOLK SOUTHERN CORP
NSEC	NATIONAL SEC GRP CORP
NSH	NUSTAR GP HOLDINGS LLC
NSIT	INSIGHT ENTERPRISES INC
NSL	NUVEEN SENIOR INCOME FUND
NSLP	NEW SOURCE ENERGY PARTNERS L P
NSM	NATIONSTAR MORTGAGE HOLDINGS INC
NSP	INSPERITY INC
NSPH	NANOSPHERE INC
NSPR	INSPIREMD INC
NSR	NEUSTAR INC
NSS	NUSTAR LOGISTICS LP 7.625% NTS 1/15/43
NSSC	NAPCO SEC TECH INC
NSU	NEVSUN RESOURCES LTD
NSYS	NORTECH SYSTEMS INC
NTAP	NETAPP INC
NTC	NUVEEN CONN PREM INCM MUN FD
NTC/PRC	NUVEEN CONNECTICUT PREMIUM INCOME MUNI
NTC/PRD	NUVEEN CONNECTICUT PREMIUM INCOME MUN FD
NTC/PRE	NUVEEN CONN PREM INCM MUNI 2.6% 4/1/15
NTC/PRF	NUVEEN CONN PREM INCM MUNI 2.6% 1 4/1/15
NTC/PRG	NUVEEN CONN PREM INC MUN 2.65% 1 3/1/15
NTCT	NETSCOUT SYSTEMS INC
NTE	NAM TAI ELECTRONICS INC
NTES	NETEASE.COM INC
NTG	TORTOISE MLP FUND INC
NTGR	NETGEAR INC
NTI	NORTHERN TIER ENERGY LP
NTIC	NORTHERN TECH INTL CORP
NTK	NORTEK INC
NTL	NORTEL INVERSORA SA
NTLS	NTELOS HOLDINGS CORP
NTN	NTN BUZZTIME INC
NTRI	NUTRISYSTEM INC
NTRS	NORTHERN TRUST CORP
NTS	NTS INC
NTSC	NATIONAL TECH SYS INC
NTSP	NETSPEND HOLDINGS INC
NTT	NIPPON TELEGRAPH&TELEPHNE CP
NTWK	NETSOL TECHNOLOGIES INC
NTX	NUVEEN TX QUAL INC MUNI FD
NTX/PRC	NUVEEN TEXAS QUALITY INCOME MUNICIPAL FD
NTZ	NATUZZI S P A
NU	NORTHEAST UTILITIES

NUAN	NUANCE COMMUNICATIONS INC
NUC	NUVEEN CALF QUAL INC MUNI
NUCL	ISH S&P GLOBAL NUCLEAR
NUE	NUCOR CORP
NUGT	DIREXION DAILY GOLD MINERS BULL 3X SHARE
NUJ	NUVEEN NJ DIV ADV MUN FD 2
NUJ/PRC	NUVEEN NJ DIVIDEND ADVANTAGE MUNI FD 2
NUM	NUVEEN MICHIGAN QUALITY INCOME MUNI FD
NUM/PRC	NUVEEN MICHIGAN QUALITY INCM 2.3% PFD C
NUO	NUVEEN OHIO QUALITY INCOME MUNICIPAL FD
NUO/PRA	NUVEEN OHIO QUAL INCM MUN 2.35% PFD 2014
NUO/PRC	NUVEEN OHIO QUAL MUN 2.35% PFD 12/15/15
NUO/PRD	NUVEEN OHIO QUAL INCM MUN 2.95% PFD 2016
NURO	NEUROMETRIX INC
NUS	NU SKIN ENTERPRISES INC
NUTR	NUTRACEUTICAL INTL CORP
NUV	NUVEEN MUN VALUE FUND INC
NUVA	NUVASIVE INC
NUW	NUVEEN AMT-FREE MUNICIPAL VALUE FD
NVAX	NOVAVAX INC
NVC	NUVEEN CALIF SELECT QUAL
NVDA	NVIDIA CORP
NVDQ	NOVADAQ TECHNOLOGIES INC
NVE	NV ENERGY INC.
NVEC	NVE CORPORATION NEW
NVEEU	NV5 HOLDINGS INC
NVG	NUVEEN DIV ADV MUNI INC FUND
NVG/PRC	NUVEEN INSURED DIVIDEND ADVANTAGE MUNI F
NVGN	NOVOGEN LIMITED
NVMI	NOVA MEASURING INSTRUMENTS
NVO	NOVO NORDISK A S
NVR	NVR INC
NVS	NOVARTIS AG
NVSL	NAUGATUCK VALLEY FINANCIAL CORP
NVTL	NOVATEL WIRELESS INC NEW
NVX	NUVEEN CALIF DIV ADV MUN FD2
NVX/PRA	NUVEEN CA DIV ADV MUNI II 2.35% 4/1/14
NVX/PRC	NUVEEN CALIFORNIA DIV ADV MUNI FD 2
NVY	NUVEEN PENN DIV ADV MUN FD 2
NVY/PRC	NUVEEN PENN DIVIDEND ADVANTAGE MUNI FD 2
NW/PRC	NATIONAL WESTMINSTER BK PLC
NWBI	NORTHWEST BANCSHARES INC
NWBO	NORTHWEST BIOTHERAPEUTICS INC
NWBOW	NORTHWEST BIOTHERAPEUTICS INC
NWE	NORTHWESTERN CORPORATION
NWFL	NORWOOD FINANCIAL CORP
NWL	NEWELL RUBBERMAID INC

NWLI	NATIONAL WESTN LIFE INS CO
NWN	NORTHWEST NAT GAS CO
NWPX	NORTHWEST PIPE COMPANY
NWS	NEWS CORPORATION
NWSA	NEWS CORPORATION
NWY	NEW YORK & CO INC
NX	QUANEX BLDG PRODS CORP
NXC	NUVEEN CALIF SEL TF INCM PTFL
NXJ	NUVEEN NJ DIV ADV MUN FD
NXJ/PRA	NUVEEN NEW JERSEY DIV ADV MUNI 4/1/14
NXK	NUVEEN NY DIV ADV MUN FD 2
NXK/PRC	NUVEEN NEW YORK DIV ADV MUN FD 2
NXM	NUVEEN PENN DIV ADV MUN FD
NXM/PRC	NUVEEN PENNSYLVANIA DIV ADVANTAGE MUN FD
NXN	NUVEEN NY SLCT TX FR INCM PTL
NXP	NUVEEN SELECT TAX FREE INCM
NXPI	NXP SEMICONDUCTOR N.V
NXQ	NUVEEN SELECT TX FR INCM PTL
NXR	NUVEEN SELECT TAX FREE INCM PTL 3
NXST	NEXSTAR BROADCASTING GRP INC
NXTM	NXSTAGE MEDICAL INC
NXZ	NUVEEN DIV ADV MUN FD 2
NY	ISHARES TR NYSE 100 INDEX FD
NYC	ISHARES TR NYSE COMPOSITE FD
NYCB	NEW YORK COMMNTY BANCORP INC
NYCB/PRU	NEW YORK COMMUNITY CAP TR V
NYF	ISHARES S&P AMT FREE MUNI
NYH	Eaton Vance NY Muni Bd Fund II
NYMT	NEW YORK MORTGAGE TR INC NEW
NYMX	NYMOX PHARMACEUTICAL CORP
NYNY	EMPIRE RESORTS INC
NYT	NEW YORK TIMES CO
NYV	NUVEEN N Y MUNI VAL FUND 2
NYX	NYSE EURONEXT
NZF	NUVEEN DIV ADV MUN FD 3
NZF/PRC	NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FD
NZH	NUVEEN CAL DIV ADV MUN FD 3
NZH/PRA	NUVEEN CALIFORNIA DIV ADV 3 2.35% 5/1/14
NZH/PRB	NUVEEN CALIFORNIA DIV ADV MUNI 3 - 2.25%
NZH/PRC	NUVEEN CA DIVIDEND ADVANTAGE MUNI
O	REALTY INCOME CORPORATION
O/PRE	REALTY INCOME CORP
O/PRF	REALTY INCOME CORP 6.625% PFD CL F
OABC	OMNIAMERICAN BANCORP INC
OAK	OAKTREE CAPITAL GROUP LLC
OAKS	FIVE OAKS INVESTMENT CORP
OAS	OASIS PETROLEUM INC NEW

OB	ONEBEACON INS GROUP LTD
OBAF	OBA FINANCIAL SERVICES INC
OBAS	OPTIBASE LTD
OBCI	OCEAN BIO CHEM INC
OBT	ORBITAL CORP LTD
OC	OWENS CORNING INC
OC/WSB	OWENS CORNING INC
OCC	OPTICAL CABLE CORP
OCCH	COCA COLA HELLENIC BOTTLING CO S A
OCFC	OCEANFIRST FINANCIAL CORP
OCLR	OCLARO INC
OCLS	OCULUS INNOVATIVE SCIENCES
OCN	OCWEN FINANCIAL CP
OCR	OMNICARE INC
OCR/PRA	OMNICARE CAP TR I
OCR/PRB	OMNICARE CAP TR II
OCZ	OCZ TECHNOLOGY GROUP INC
ODC	OIL DRI CORP
ODFL	OLD DOMINION FREIGHT LINE
ODP	OFFICE DEPOT INC
OEF	ISHARES S&P 100 INDEX FUND
OEH	ORIENT EXPRESS HOTELS LTD
OESX	ORION ENERGY SYSTEMS INC
OFC	CORPORATE OFFICE PPTS TR
OFC/PRH	CORPORATE OFFICE PPTS TR
OFC/PRL	CORPORATE OFFICE PROPERTIES TR PFD L
OFED	OCONEE FEDERAL FINANCIAL CORP
OFF	ETRACS FISHER-GARTMAN RISK OFF ETN
OFG	OFG BANCORP
OFG/PRA	OFG BANCORP 7.125% PFD SER A
OFG/PRB	OFG BANCORP 7% PFD SER B
OFG/PRD	OFG BANCORP 7.125% PFD SER D
OFI	OVERHILL FARMS INC.
OFIX	ORTHOFIX INTL NV
OFLX	OMEGA FLEX INC
OFS	OFS CAPITAL CORPORATION
OGE	OGE ENERGY CORP
OGEM	EGShares Energy GEMS ETF
OGEN	ORAGENICS INC
OGXI	ONCOGENEX PHARMACEUTICALS INC
OHI	OMEGA HEALTHCARE INVS INC
OI	OWENS-ILLINOIS INC
OIA	INVESCO MUNI INCOME OPPORTUNITIES TR
OIBR	OI S A
OIBR/C	OI SA-ADR
OIH	MKT VECTORS OIL SERVICES ETF
OII	OCEANEERING INTL INC

OIIM	O2MICRO INTERNATIONAL LTD
OIL	IPATH ETN LNK CRUDE OIL TR
OILT	OILTANKING PARTNERS L.P.
OILZ	OIL FUTURES CONTANGO ETN
OINK	TIANLI AGRITECH INC
OIS	OIL ST INTL INC
OKE	ONEOK INC NEW
OKS	ONEOK PARTNERS LP
OKSB	SOUTHWEST BANCORP INC
OKSBP	SOUTHWEST CAPITAL TR II
OLBK	OLD LINE BANCSHARES INC (MD)
OLEM	IPATH PURE BETA CRUDE OIL ETN 4/18/41
OLN	OLIN CORP
OLO	PWRSH DB CRUDE OIL LONG
OLP	ONE LIBERTY PPTYS INC
OMAB	GRUPO AEROPORTUARIO DEL CENT
OMC	OMNICOM GRP INC
OMCL	OMNICELL INC
OME	OMEGA PROTEIN CORP
OMER	OMEROS CORPORATION
OMEX	ODYSSEY MARINE EXPLORATION I
OMG	OM GROUP INC
OMI	OWENS & MINOR INC HLDG CO
OMN	OMNOVA SOLUTIONS INC
OMTH	OMTHERA PHARMACEUTICALS INC
OMX	OFFICEMAX INC
ONB	OLD NATL BANCORP
ONCY	ONCOLYTICS BIOTECH INC
ONE	HIGHER ONE HOLDINGS INC
ONEF	RUSSELL ETF TR - RUSSELL EQ ETF
ONEQ	FIDELITY NASDAQ COMP IDX FD
ONFC	ONEIDA FINANCIAL CORP
ONG	IPATH PURE BETA ENERGY ETN 4/18/41
ONN	ETRACS FISHER-GARTMAN RISK ON ETN
ONNN	ON SEMICONDUCTOR CORP
ONP	ORIENT PAPER INC
ONTY	ONCOTHYREON INC
ONVI	ONVIA INC
ONXX	ONYX PHARMACEUTICALS INC
OPAY	OFFICIAL PAYMENTS HOLDINGS INC
OPEN	OPENTABLE INC
OPHC	OPTIMUMBANK HOLDINGS INC
OPK	OPKO HEALTH INC
OPLK	OPLINK COMMUNICATION INC
OPOF	OLD POINT FINL CORP
OPTR	OPTIMER PHARMACEUTICALS INC
OPTT	OCEAN POWER TECH INC.

OPXA	OPEXA THERAPEUTICS INC
OPY	OPPENHEIMER HOLDINGS INC
ORA	ORMAT TECHNOLOGIES INC
ORB	ORBITAL SCIENCES CORP
ORBC	ORBCOMM INC
ORBK	ORBOTECH LTD
ORBT	ORBIT INTL CORP
ORC	ORCHID ISLAND CAPITAL INC
ORCL	ORACLE CORPORATION
OREX	OREXIGEN THERAPEUTICS
ORI	OLD REP INTL CORP
ORIG	OCEAN RIG UDW INC
ORIT	ORITANI FINANCIAL CORP NEW
ORLY	O'REILLY AUTOMOTIVE INC
ORMP	ORAMED PHARMACEUTICALS INC
ORN	ORION MARINE GROUP INC
ORRF	ORRSTOWN FINL SVCS INC
OSBC	OLD SECOND BANCORP INC
OSBCP	OLD SECOND CAPITAL TRUST I
OSH	ORCHARD SUPPLY HARDWARE STORES CORP (A)
OSHC	OCEAN SHORE HOLDING CO
OSIR	OSIRIS THERAPEUTICS INC
OSIS	OSI SYSTEMS INC
OSK	OSHKOSH CORPORATION
OSM	SLM CORP SER A MED TRM NTS 3/15/17
OSN	OSSEN INNOVATION CO LTD
OSTK	OVERSTOCK.COM
OSUR	ORASURE TECHNOLOGIES INC
OTEL	OTELCO INC
OTEX	OPEN TEXT CORP
OTIV	ON TRACK INNOVATION
OTTR	OTTER TAIL CORPORATION
OVAS	OVASCIENCE INC
OVBC	OHIO VALLEY BANC CORP
OVLY	OAK VALLEY BANCORP
OVRL	OVERLAND STORAGE INC
OVTI	OMNIVISION TECHNOLOGIES INC
OWW	ORBITZ WORLDWIDE, INC.
OXBT	OXYGEN BIOTHERAPEUTICS INC
OXF	OXFORD RESOURCE PARTNERS LP
OXGN	OXIGENE INC
OXLC	OXFORD LANE CAPITAL CORP
OXLCP	OXFORD LANE CAPITAL CORP
OXM	OXFORD INDS INC
OXY	OCCIDENTAL PETE CORP
OZM	OCH-ZIFF CAP MANAGEMENT GRP
OZRK	BANK OF THE OZRKS

P	PANDORA MEDIA INC
PAA	PLAINS ALL AMERN PIPELINE LP
PAAS	PAN AMERICAN SILVER CORP
PAC	GRUPO AEROPORTUARIO
PACB	PACIFIC BIOSCIENCES OF CALIFORNIA INC
PACD	PACIFIC DRILLING S A LUXEMBOURG
PACQ	PRIME ACQUISITION CORP
PACQU	PRIME ACQUISITION CORP
PACQW	PRIME ACQUISITION CORP
PACR	PACER INTERNATIONAL INC
PACT	PACTERA TECHNOLOGIES INTERNATIONAL LTD
PACW	PACWEST BANCORP
PAF	POWER SH FTSE RAFI A/P EX JP
PAG	PENSKE AUTOMOTIVE GR INC
PAGG	PWRSH GLOBAL AGRI PTF
PAI	WESTERN ASSET INCOME FUND
PAL	NORTH AMERICAN PALLADIUM
PALL	ETFS PHYSICAL PALLADIUM SHARES
PAM	PAMPA ENERGIA S A
PAMT	PARAMETRIC SOUND CORP.
PANL	UNIVERSAL DISPLAY CORP
PANW	PALO ALTO NETWORKS INC
PAR	PAR TECHNOLOGY CORP
PATH	NUPATHE INC
PATK	PATRICK INDS INC
PATR	PATRIOT TRANSPORTATION HLDG
PAY	VERIFONE SYSTEMS INC
PAYX	PAYCHEX INC
PB	PROSPERITY BANCSHARES INC
PBA	PEMBINA PIPELINE CORP
PBCP	POLONIA BANCORP INC
PBCT	PEOPLE'S UNITED FINL INC
PBD	POWERSH GL CLEAN ENE PTF
PBE	POWERSHARES DYN BIOTECH&GEN
PBF	PBF ENERGY INC
PBH	PRESTIGE BRANDS HOLDINGS INC
PBHC	PATHFINDER BANCORP INC
PBI	PITNEY BOWES INC
PBI/PRA	PITNEY BOWES INC 5.25% 11/27/22 SERIES
PBI/PRB	PITNEY BOWES INC 6.7% NTS 3/1/43
PBIB	PORTER BANCORP INC
PBIP	PRUDENTIAL BANCORP INC
PBJ	POWERSHARES DYN FOOD&BEVERAGE
PBM	PACIFIC BOOKER MINERALS INC
PBMD	PRIMA BIOMED LTD
PBNY	PROVIDENT NEW YORK BANCORP
PBP	PWR SH S&P 500 BUY WRITE PTF

PBR	PETROLEO BRASILEIRO SA PETRO
PBR/A	PETROLEO BRASILERO S.A.
PBS	POWERSHARES DYN MEDIA PORT
PBSK	POAGE BANKSHARES INC
PBT	PERMIAN BASIN RLTY TR
PBTH	PROLOR BIOTECH INC.
PBW	POWERSHARES WILDERHILL CLEAN
PBY	PEP BOYS MANNY MOE & JACK
PBYI	PUMA BIOTECHNOLOGY INC
PCAR	PACCAR INC
PCBK	PACIFIC CONTINENTAL CORP
PCC	PMC COMMERCIAL TRUST
PCCC	PC CONNECTION INC
PCEF	POWERSH CEF INCOME COMP PTF
PCF	PUTNAM HIGH INCOME SEC FUND
PCG	PG & E CORP
PCG/PRA	PG & E CORP
PCG/PRB	PG & E CORP
PCG/PRC	PG & E CORP
PCG/PRD	PG & E CORP
PCG/PRE	PG & E CORP
PCG/PRG	PG & E CORP
PCG/PRH	PG & E CORP
PCG/PRI	PG & E CORP
PCH	POTLATCH CORP
PCI	PIMCO DYNAMIC CREDIT INCOME FUND
PCK	PIMCO CAL MUNCPAL INC FD II
PCL	PLUM CREEK TIMBER CO INC REIT
PCLN	PRICELINE.COM INC NEW
PCM	PCM FUND, INC
PCMI	PCM INC
PCN	PIMCO CORPORATE & INCOME STRATEGY FUND
PCO	PENDRELL CORPORATION
PCOM	POINTS INTERNATIONAL LTD
PCP	PRECISION CASTPARTS CORP
PCQ	PIMCO CALIF MUNI INCOME FD
PCRX	PACIRA PHARMACEUTICALS INC
PCTI	PC TEL INC
PCY	POWERSHARES GLOBAL ETF TR
PCYC	PHARMACYCLICS INC
PCYG	PARK CITY GROUP INC
PCYO	PURECYCLE CORP
PDCE	PDC ENERGY INC
PDCO	PATTERSON COMPANIES INC
PDEX	PRO DEX INC NEW
PDFS	PDF SOLUTIONS INC
PDH	PETROLOGISTICS LP

PDI	PIMCO DYNAMIC INCOME FD
PDII	PDI INC
PDLI	PDL BIOPHARMA INC
PDM	PIEDMONT OFFICE REALTY TR INC
PDN	POWERSHARES ETF TR II
PDO	PYRAMID OIL CO
PDP	POWERSH DWA TECH LEAD PTF
PDS	PRECISION DRILLING CORP
PDT	JOHN HANCOCK PREMIUM DIVIDEND FD
PEB	PEBBLEBROOK HOTEL TRUST
PEB/PRA	PEBBLEBROOK HOTEL TRUST (A)7.875
PEB/PRB	PEBBLEBROOK HOTEL TRUST 8% PFD SER B
PEB/PRC	PEBBLEBROOK HOTEL TR 6.5% PFD SER C
PEBK	PEOPLES BANCORP OF NC
PEBO	PEOPLES BANCORP INC
PEG	PUBLIC SVC ENTRPS GROUP INC
PEGA	PEGASYSTEMS INC
PEI	PENNSYLVANIA REAL ESTATE INV
PEI/PRA	PENNSYLVANIA REIT (A) 8.25% PFD CL A
PEI/PRB	PENNSYLVANIA REIT 7.375% (B)
PEIX	PACIFIC ETHANOL INC
PEJ	POWERSHARES DYN LEI & ENTMT
PEK	MARKET VECTORS CHINA A SHARES
PENN	PENN NATIONAL GAMING
PENX	PENFORD CORP
PEO	PETROLEUM & RES CORP
PEOP	PEOPLES FEDERAL BANCSHARES INC
PEP	PEPSICO INC
PER	SANDRIDGE PERMIAN TR
PERF	PERFUMANIA HOLDINGS INC
PERI	PERION NETWORK LTD
PERM	GLOBAL X PERMANENT
PERY	PERRY ELLIS INTL INC
PES	PIONEER ENERGY SERVICES CORP
PESI	PERMA FIX ENVIR SERV
PETM	PETSMART INC
PETS	PETMEDEXPRESS INC
PEX	PROSHARES GLOBAL LISTED PRIVATE EQUITY E
PEY	POWERSHARES HI YLD EQ DIV
PEZ	POWERSHARE DYN CONS DIS
PF	PINNACLE FOODS INC
PFBC	PREFERRED BANK
PFBI	PREMIER FINANCIAL BNCORP
PFBX	PEOPLES FINANCIAL CORP
PFD	FLAHERTY & CRUMRINE PFD INCM FD
PFE	PFIZER INC
PFEM	POWERSHARES FUNDAMENTAL EMERGING MARKETS

PFF	ISHARES S&P U.S. PFD STOCK
PFG	PRINCIPAL FINL GROUP INC
PFG/PRB	PRINCIPAL FINANCIAL GRP INC
PFH	CABCO TR FOR JC PENNEY DEBS
PFI	POWERSHARE DYN FIN
PFIG	POWERSHARES FUNDAMENTAL INVST GRD BD
PFIN	P&F INDS INC
PFK	PRUDENTIAL FINANCIAL, INC
PFL	PIMCO INCOME STRATEGY FD
PFLT	PENNANTPARKFLOATING RATE CAPITAL LTD
PFM	POWER SHARES DIV ACH PTF
PFMT	PERFORMANT FINANCIAL CORPORATION
PFN	PIMCO INCOME STRATEGY FD II
PFO	FLAHERTY&CRUMRINE PFD INCM OPPTY FD
PFPT	PROOFPOINT INC
PFS	PROVIDENT FINANCIAL SVCS INC
PFSI	PENNYMAC FINANCIAL SERVICES INC
PFSW	PFSWEB INC
PFX	PHOENIX COMPANIES INC
PFXF	MARKET VECTORS PREFERRED SECURITIES
PG	PROCTER & GAMBLE CO
PGC	PEAPACK GLADSTONE FINL CORP
PGD	iPATH ASIAN & GULF CURRENCY REVALUATION
PGEM	PLY GEM HLDINGS INC
PGF	POWERSHARES FINANCIAL PFD PT
PGH	PENGROWTH ENERGY CORP
PGI	PREMIERE GLOBAL SERVICES INC
PGJ	POWERSHARES GOLDEN DRAGON CHINA PTF
PGM	IPATH DJ-UBS PLATINUM
PGNX	PROGENICS PHARMACEUTICAL INC
PGP	PIMCO GLBL STOCK &INC FD
PGR	PROGRESSIVE CORP OH
PGRX	PROSPECT GLOBAL RESOURCES INC
PGTI	PGT INC
PGX	POWERSHARES PREFERRED
PH	PARKER HANNIFIN CORP
PHA	PULTEGROUP INC
PHB	PWRSH HIGH YLD CORP BD BASED RAFIHY
PHD	PIONEER FLOATING RATE TRUST
PHDG	POWERSHARES S&P 500 DOWNSIDE HEDGED PORT
PHF	PACHOLDER HIGH YIELD FD INC
PHG	KONINKLIJKE PHILIPS N.V.
PHH	PHH CORPORATION
PHI	PHILIPPINE LONG DISTANCE TEL
PHII	PHI INC
PHIIK	PHI INC
PHK	PIMCO HIGH INCOME FUND

PHM	PULTEGROUP INC
PHMD	PHOTOMEDEX INC
PHO	POWERSHARES WATER RES PTF
PHT	PIONEER HIGH INCOME TRUST
PHX	PANHANDLE OIL & GAS INC
PHYS	SPROTT PHYSICAL GOLD TRUST
PICB	POWERSH INTERNATIONAL CORP BOND PTF
PICK	ISH MSCI GLOBAL SELECT METALS & MNG
PICO	PICO HOLDINGS INC
PID	POWER SHARES INTL DIV ACH
PIE	POWERSHRS DWA EMG MKT TECH
PII	POLARIS INDUSTRIES INC
PIKE	PIKE ELECTRIC CORP
PIM	PUTNAM MASTER INTER INCM
PIN	POWERSHARES INDIA PTF
PIO	POWERSH GLOBAL WATER PTF
PIP	PHARMATHENE INC
PIQ	POWERSHARE DYN MAGI QUANT
PIR	PIER 1 IMPORTS INC
PIY	PREFERREDPLUS TRUST
PIZ	POWERSHRS DWA DEV MKT TECH
PJA	PREFERREDPLUS TRUST
PJC	PIPER JAFFRAY COMPANIES
PJH	PRUDENTIAL FINANCIAL 5.75% NTS 12/15/52
PJL	PREFERREDPLUS TRUST
PJP	POWERSHARES DYN PHARMA PORT
PJS	PREFERREDPLUS TRUST
PKB	POWERSHARES DYN BD & CON PTF
PKBK	PARKE BANCORP INC
PKD	PARKER DRILLING CO
PKE	PARK ELECTROCHEMICAL CORP
PKG	PACKAGING CORP OF AMERICA
PKH	PREFERREDPLUS TRUST
PKI	PERKINELMER INC
PKO	PIMCO INCOME OPPORTUNITY FD
PKOH	PARK OHIO HOLDING CORP
PKT	PROCERA NETWORKS INC
PKW	POWERSHARES BUYBACK ACH
PKX	POSCO
PKY	PARKWAY PROPERTIES INC
PKY/PRD	PARKWAY PROPERTIES INC
PL	PROTECTIVE LIFE CORP
PL/PRB	PLC CAPITAL TRUST V
PL/PRC	PROTECTIVE LIFE CORP 6.25% DEBS 5/15/42
PL/PRE	PROTECTIVE LIFE CORP 6% DEBS 9/1/42
PLAB	PHOTRONICS INC
PLBC	PLUMAS BANCORP QUINCY CA

PLCC	PAULSON CAP CORP
PLCE	CHILDREN'S PLACE RETL STRS INC
PLCM	POLYCOM INC
PLD	PROLOGIS INC
PLG	PLATINUM GROUP METALS LTD
PLL	PALL CORP
PLM	POLYMET MINING CORP
PLMT	PALMETTO BANCSHARES INC
PLND	MARKET VECTORS POLAND
PLNR	PLANAR SYSTEMS INC
PLOW	DOUGLAS DYNAMICS INC
PLP	PROTECTIVE LIFE CORP
PLPC	PREFORMED LINE PRODUCTS CO
PLPM	PLANET PAYMENT INC
PLT	PLANTRONICS INC
PLTM	FR TR ISE GLOBAL PLATINUM
PLUG	PLUG POWER INC
PLUS	EPLUS INC
PLW	POWERSHARES GLOBAL ETF TR
PLX	PROTALIX BIOTHERAPEUTICS INC
PLXS	PLEXUS CORP
PLXT	PLX TECHNOLOGY INC
PM	PHILIP MORRIS INTL INC
PMBC	PACIFIC MERCANTILE BANCORP
PMC	PHARMERICA CORPORATION
PMCS	PMC SIERRA INC
PMD	PSYCHEMEDICS CORP
PME	PINGTAN MARINE ENTERPRISE LTD
PMF	PIMCO MUNI INCOME FUND
PMFG	PMFG INC
PML	PIMCO MUNCPAL INC FD II
PMM	PUTNAM MGD MUN INCM TR
PMNA	PWRSH ETF TR II PWRSH MENA FR
PMO	PUTNAM MUNI OPPORTUNITY TR
PMR	POWERSHARES DYN RETAIL PTF
PMT	PennyMac Mortgage Investment Trust
PMTC	PTC INC
PMTI	PALOMAR MED TECH INC NEW
PMX	PIMCO MUNI INCM FD III
PNBK	PATRIOT NATIONAL BANCORP INC
PNC	PNC FINANCIAL SVCS GROUP INC
PNC/PRP	PNC FINANCIAL SERVICES GRP PFD SER P
PNC/PRQ	PNC FINANCIAL SERVICES GRP INC 5.375% (Q
PNC/WS	PNC FINANCIAL SERVICES INC
PNF	PIMCO NEW YORK MUNI INCM FD
PNFP	PINNACLE FINANCIAL PART INC
PNG	PAA NATURAL GAS STORAGE L P

PNI	PIMCO NY MUNCPL INCM FD II
PNK	PINNACLE ENTERTAINMENT INC.
PNM	PNM RESOURCES INC (HLDG CO)
PNNT	PENNANTPARK INVESTMENT CORP
PNQI	PWRSHARE NASD INTERNET PTF
PNR	PENTAIR LTD (SWITZERLAND)
PNRA	PANERA BREAD COMPANY CL A
PNRG	PRIMEENERGY CORP
PNTA	PENNANTPARK INVESTMENT 6.25% NTS 2/1/25
PNTR	POINTER TELOCATION LTD
PNW	PINNACLE WEST CAP CORP
PNX	PHOENIX COMPANIES INC
PNY	PIEDMONT NAT GAS INC N CAROL
PODD	INSULET CORPORATION
POL	POLYONE CORP
POM	PEPCO HOLDINGS INC
POOL	POOL CORPORATION
POPE	POPE RESOURCES
POR	PORTLAND GENERAL ELEC CO NEW
POST	POST HOLDINGS INC
POT	POTASH CORP OF SASKATCHEWAN INC
POWI	POWER INTERGRATIONS INC
POWL	POWELL INDS INC
POWR	POWERSECURE INTL INC.
POZN	POZEN INCORPORATION
PPA	POWERSHARES AERO & DEF PTF
PPBI	PACIFIC PREMIER BANCORP INC
PPC	PILGRIMS PRIDE CORP
PPG	PPG INDS INC
PPH	MKT VECTORS PHARMA ETF
PPHM	PEREGRINE PHARMA NEW
PPL	PPL CORPORATION
PPL/PRU	PPL CORPORATION
PPL/PRW	PPL CORPORATION
PPLT	ETFS PHYSICAL PLATINUM SHARES
PPO	POLYPORE INTL INC
PPP	PRIMERO MINING CORP NEW
PPR	ING PRIME RATE TRUST
PPS	POST PROPERTIES INC
PPS/PRA	POST PROPERTIES INC
PPT	PUTNAM PREMIER INCM TR
PPX	PPL CAPITAL FUNDING SER B NTS 4/30/73
PQ	PETROQUEST ENERGY INC
PRA	PROASSURANCE CORPORATION
PRAA	PORTFOLIO RECOVERY ASSOC
PRAN	PRANA BIOTECHNOLOGY LTD ADS
PRB	MKT VEC PRE-REFUNDED MUNI

PRCP	PERCEPTRON INC
PRE	PARTNERRE LTD
PRE/PRD	PARTNERRE LTD
PRE/PRE	PARTNERRE LTD 7.25% PFD SER E
PRE/PRF	PARTNERRE LTD. 5.875% (F)
PRF	POWERSHARES FTSE RAFI US1000
PRFT	PERFICIENT INC
PRFZ	POWERSHARES FTSE RAFI US1500
PRGN	PARAGON SHIPPING INC
PRGO	PERRIGO CO
PRGS	PROGRESS SOFTWARE CORP
PRGX	PRGX GLOBAL INC
PRH	PRUDENTIAL FINANCIAL 5.7% NTS 3/15/53
PRI	PRIMERICA INC
PRIM	PRIMORIS SERVICES CORP
PRIS	PROMOTORA DE INFORMACIONES SA
PRIS/B	Promotora De Informaciones, S.A.
PRK	PARK NATL CORP
PRKR	PARKERVISION INC
PRLB	PROTO LABS INC
PRLS	PEERLESS SYSTEMS CORP
PRMW	PRIMO WATER CORPORATION
PRN	POWERSHARE DYNAMIC INDS
PRO	PROS HOLDING INC
PROV	PROVIDENT FINANCIAL HLDGS
PRPH	PRO PHASE LABS INC
PRSC	PROVIDENCE SERVICE CORP (THE)
PRSS	CAFEPRESS INC.
PRTA	PROTHENA CORPORATION PLC
PRTS	U.S. AUTO PARTS NETWORK INC
PRU	PRUDENTIAL FINANCIAL INC
PRXI	PREMIER EXHIBITIONS INC
PRXL	PAREXEL INTL CORP
PRY	PROSPECT CAP CORP 6.95% SR NTS 11/15/22
PSA	PUBLIC STORAGE
PSA/PRO	PUBLIC STORAGE
PSA/PRP	PUBLIC STORAGE
PSA/PRQ	PUBLIC STORAGE
PSA/PRR	PUBLIC STORAGE (MD)
PSA/PRS	PUBLIC STORAGE
PSA/PRT	PUBLIC STORAGE (T)
PSA/PRU	PUBLIC STORAGE DEP SH 1/1000TH 5.625% U
PSA/PRV	PUBLIC STORAGE DEP 1/1000TH 5.375%(V)
PSA/PRW	PUBLIC STORAGE 5.20% (W)
PSA/PRX	PUBLIC STORAGE 5.20% (X)
PSAU	PWRSH GLBL GOLD &PM PTF
PSB	PS BUSINESS PARKS INC

PSB/PRR	PS BUSINESS PARKS INC.
PSB/PRS	PS BUSINESS PARKS INC
PSB/PRT	PS BUSINESS PARKS DEP SH 1/1000TH PFD T
PSB/PRU	PS BUSINESS PARKS INC 5.75% (U)
PSB/PRV	PS BUSINESS PARKS INC 5.70% (V)
PSBH	PSB HOLDINGS INC
PSCC	PWRSH S&P SMCP CONS STP PTF
PSCD	PWRSH S&P SMCP CONS DISC PTF
PSCE	PWRSH S&P SMALLCAP ENERGY PTF
PSCF	PWRSH S&P SMALLCAP FIN PTF
PSCH	PWRSH S&P SMACAP HLTH CARE PTF
PSCI	PWRSH S&P SMALLCAP INDUS PTF
PSCM	PWRSH S&P SMALLCAP MATERIALS PTF
PSCT	PWRSH S&P SMACP INFO TECH PTF
PSCU	PWRSH S&P SMCP UTIL PTF
PSDV	PSIVIDA CORP
PSE	PIONEER SOUTHWEST ENERGY PAR
PSEC	PROSPECT CAPITAL CORPORATION
PSEM	PERICOM SEMICONDUCTOR CORP
PSF	COHEN & STEERS SELECT PFD & INCOME FD
PSI	POWERSHARES DYN SEMI PORT
PSIX	POWER SOLUTIONS INTERNATIONAL,
PSJ	POWERSHARES DYN SOFTWRE PORT
PSK	SPDR WELLS FARGO PFD STK
PSL	POWERSHARE DYN CONS STPL
PSLV	SPROTT PHYSICAL SILVER TRUST
PSMI	PEREGRINE SEMICONDUCTOR CORP
PSMT	PRICESMART INC
PSO	PEARSON PLC
PSP	POWERSHARES GLBL LIST PE PTF
PSQ	PROSHARES TRUST SHORT QQQ
PSR	PWRSH ACTIVE U.S. REAL EST
PST	PROSH ULT SH LEH 7-10YR TYS
PSTB	PARK STERLING CORPORATION
PSTI	PLURISTEM THERAPEUTICS, INC
PSTR	POSTROCK ENERGY CORP
PSUN	PACIFIC SUNWEAR OF CA
PSX	PHILLIPS 66
PT	PORTUGAL TELECOM SGPS S. A.
PTD	E-TRACS UBS SHORT PLAT
PTEK	POKERTEK INC
PTEN	PATTERSON-UTI ENERGY INC
PTF	POWERSHARE DYNAMIC TECH
PTGI	PRIMUS TELECOMMUNICATIONS GROUP INC
PTH	POWERSHARE DYN HEALTHCARE
PTIE	PAIN THERAPEUTICS INC
PTIX	PERFORMANCE TECH INC

PTLA	PORTOLA PHARMACEUTICALS, INC
PTM	E-TRACS UBS LONG PLATINUM
PTN	PALATIN TECHNOLOGIES INC NEW
PTNR	PARTNER COMMUNICATIONS CO
PTNT	INTERNET PATENTS CORPORATION
PTP	PLATINUM UNDERWRITERS HLDGS
PTR	PETROCHINA CO LTD
PTRY	PANTRY INC (THE)
PTSI	PAM TRANS SVC INC
PTSX	POINT.360
PTX	PERNIX THERAPEUTICS HLDGS INC
PTY	PIMCO CORPORATE & INCOME OPPORTUNITY FD
PUI	POWERSHARES DYN UTIL PTF
PUK	PRUDENTIAL PLC
PUK/PR	PRUDENTIAL PUBLIC LIMITED CO
PUK/PRA	PRUDENTIAL PUBLIC LTD CO
PULB	PULASKI FINANCIAL CORP
PULS	PULSE ELECTRONICS CORP
PUW	POWERSHARES WILDERHILL PROG
PVA	PENN VIRGINIA CORP
PVD	ADMIN FONDOS PENSIONES S A
PVFC	PVF CAPTIAL CORP
PVG	PRETIUM RESOURCES INC
PVH	PVH CORPORATION
PVI	POWERSH VRDO TAX FREE WEEKLY
PVR	PVR PARTNERS L P
PVTB	PRIVATE BANCORP INC
PVTBP	PRIVATE BANCORP INC
PVTD	PRIVATEBANCORP INC 7.125% DEBS 2042
PVZST	Test Symbol
PW	POWER REIT (MD)
PWB	POWERSHARES DYN LRG CAP GWTH
PWC	POWERSHARES DYNAMIC MKT PTFL
PWE	PENN WEST PETROLEUM LTD NEW
PWER	POWER ONE INC
PWO	POWERSHARES DYNAMIC OTC PTFL
PWOD	PENNS WOODS BANCORP INC
PWR	QUANTA SERVICES INC
PWRD	PERFECT WORLD
PWV	POWERSHARES DYN LRG CAP VALU
PWX	PROVIDENCE & WORC RAILRD CO
PWZ	POWERSHARES INSURED CA MUNI
PX	PRAXAIR INC
PXD	PIONEER NATURAL RESOURCES
PXE	POWERSHARES DYN EGY EPP PTF
PXF	POWER SH FTSE RAFI DEV MKT
PXH	POWERSHARES ETF TR II

PXI	POWERSHARE DYN ENERGY
PXJ	POWERSHARES DYN OIL& GAS SVC
PXLC	POWERSHARES FUNDAMENTAL PURE LARGE CORE
PXLG	PWRSH FUNDAMENTAL PURE LARGE GROWTH PTF
PXLV	PWRSH FUNDAMENTAL PURE LARGE VALUE PTF
PXLW	PIXELWORKS INC
PXMC	POWERSHARES FUNDAMENTAL PURE MID CORE PT
PXMG	POWERSHARES FUNDAMENTAL PURE MID GROWTH
PXMV	POWERSHARES FUNDAMENTAL PURE MID VALUE P
PXN	POWERSHARE LUX NANOTECH PTF
PXP	PLAINS EXPLORATION & PROD CO
PXQ	POWERSHARES DYN NETWRK PORT
PXR	PWRSH EMERGING INFRA
PXSC	POWERSHARES FUNDAEMENTAL PURE SMALL CORE
PXSG	POWERSHARES FUNDAMENTAL PURE SMALL GROWT
PXSV	POWERSHARES FUNDAMENTAL PURE SMALL VALUE
PYB	PPLUS TR MERRILL LYNCH DEP
PYC	PPLUS TR MERRILL LYNCH DEP
PYG	PPLUS TR MERRILL LYNCH DEP
PYK	PPLUS TR MERRILL LYNCH DEP
PYN	PIMCO N Y MUNI INCM FD III
PYS	MERRILL LYNCH DEPOSITOR INC
PYT	PPLUS TR MERRILL LYNCH DEP
PYV	PPLUS TR MERRILL LYNCH DEP
PYY	MERRILL LYNCH DEPOSITOR, INC
PYZ	POWERSHARE DYN BASIC MT
PZA	POWERSHARES INSURED NATL MUNI
PZB	MERRILL LYNCH DEPOSITOR INC
PZC	PIMCO CALIF MUNI INCM FD III
PZD	POWERSHARES CLEANTECH PTFLIO
PZE	PETROBRAS ARGENTINA S A
PZG	PARAMOUNT GOLD & SILVER CORP
PZI	POWERSHARE ZACK MICRO CP IDX
PZN	PZENA INVESTMENT MANAGEMENT
PZT	PWR SHS INSURED N Y MUNI BD PTF
PZZA	PAPA JOHN'S INTL INC
PZZI	PIZZA INN HOLDINGS INC
Q	QUINTILES TRANSITIONAL HOLDINGS INC
QABA	FT TR NASDAQ ABA CMNTY BK
QADA	QAD INC.(A)
QADB	QAD INC (B)
QAI	IQ HEDGE MULTI-STR TRACK
QBAK	QUALSTAR CORPORATION
QBC	CUBIC ENERGY INC
QCCO	QC HOLDINGS INC
QCLN	FT TR NASD CLEAN EDGE GR ENER
QCOM	QUALCOMM INC

QCOR	QUESTCOR PHARMA INC
QCRH	QCR HOLDINGS INC
QDEF	FLEXSHARES QUALITY DIVIDEND DEFENSIVE IN
QDEL	QUIDEL CORP
QDF	FLEXSHARES QUALITY DIVIDEND INDEX FUND
QDYN	FLEXSHARES QUALITY DIVIDEND DYNAMIC INDE
QEH	ADVISORSHARES QAM EQUITY HEDGE ETF
QEP	QEP RES INC
QGEM	EGSHARES TECHNOLOGY GEMS ETF
QGEN	QIAGEN NV
QID	PROSHARES ULTRASHORT QQQ
QIHU	QIHOO 360 TECHNOLOGY CO. LTD
QIWI	QIWI PLC
QKLS	QKL STORES INC.
QLD	PROSHARES TRUST ULTRA QQQ
QLGC	QLOGIC CORP
QLIK	QLIK TECHNOLOGIES INC
QLTA	ISHARES AAA - A RATED CORPORATE BOND FUN
QLTB	ISHARES BAA-BA RATED CORPORATE BOND FUND
QLTC	ISHARES B-CA RATED CORPORATE BOND FUND
QLTI	QLT INC
QLTY	QUALITY DISTRIBUTION LLC
QLYS	QUALYS INC
QMM	QUATERRA RESOURCES INC
QMN	IQ HEDGE MARKET NEUTRAL TRACKER ETF
QNST	QUINSTREET INC
QQEW	FT NASDAQ 100 EQUAL WEIGHTED
QQQ	POWERSHARES QQQ TRUST SR1
QQQC	GLOBAL X CHINA TECHNOLOGY
QQQE	DIREXION NASDAQ-100 EQUAL WEIGHTED INDE
QQQX	NASDAQ PREMIUM INC & GRWTH
QQXT	FT TR NASD-100 EX-TECH
QRE	QR ENERGY LP
QRM	QUEST RARE MINERALS LTD
QSII	QUALITY SYS INC
QTEC	FT NASDAQ 100 TECHNOLOGY
QTM	QUANTUM CORPORATION
QTWW	QUANTUM FUEL SYSTEMS TECH WORLDWIDE INC
QUAD	QUAD / GRAPHICS INC
QUIK	QUICKLOGIC CORP
R	RYDER SYS INC
RAD	RITE AID CORP
RADA	RADA ELECTRONIC INDS LTD NEW
RAI	REYNOLDS AMERICAN INC
RAIL	FREIGHTCAR AMERICA INC
RALS	PROSHARES RAFI LONG/SHORT
RALY	RALLY SOFTWARE DEVELOPMENT CORP

RAND	RAND CAPITAL CORP
RAS	RAIT FINANCIAL TRUST
RAS/PRA	RAIT FINANCIAL TRUST
RAS/PRB	RAIT FINANCIAL TRUST
RAS/PRC	RAS FINANCIAL TR
RATE	BANKRATE INC DEL
RAVI	FLEXSHARES READY ACCESS VARIABLE INCOME
RAVN	RAVEN INDS INC
RAX	RACKSPACE HOSTING, INC.
RBA	RITCHIE BROS AUCTIONEERS INC
RBC	REGAL BELOIT CORP
RBCAA	REPUBLIC BANCORP INC
RBCN	RUBICON TECHNOLOGY, INC
RBL	SPDR S&P RUSSIA
RBPAA	ROYAL BANCSHARES OF PA
RBS	ROYAL BK OF SCOT GRP PLC
RBS/PRE	RBS CAPITAL FUNDING TRUST V
RBS/PRF	ROYAL BANK OF SCOTLAND GROUP PLC
RBS/PRG	RBS CAPITAL FUNDING TR VII
RBS/PRH	ROYAL BANK OF SCOTLAND GROUP PLC
RBS/PRI	RBS CAPITAL FUNDING TRUST VI
RBS/PRL	ROYAL BANK OF SCOTLAND GROUP PLC
RBS/PRM	ROYAL BANK OF SCOTLAND GROUP PLC
RBS/PRN	ROYAL BANK OF SCOTLAND GROUP PLC
RBS/PRP	ROYAL BK OF SCOTLAND GR PLC
RBS/PRQ	ROYAL BK OF SCOT GRP PLC
RBS/PRR	ROYAL BANK OF SCOTLND GP (THE)
RBS/PRS	ROYAL BANK OF SCOTLAND GRP
RBS/PRT	ROYAL BANK OF SCOTLAND GRP
RBY	RUBICON MINERALS CORP
RCD	GUGGENHIEM S&P 500 EQ WGHT CONS DISC ETF
RCG	RENN GLBL ENTREPRE FD INC
RCI	ROGERS COMMUNICATIONS INC
RCII	RENT A-CENTER INC
RCKB	ROCKVILLE FINANCIAL INC
RCKY	ROCKY BRANDS INC
RCL	ROYAL CARIBBEAN CRUISES LTD
RCMT	RCM TECHNOLOGIES INC
RCON	RECON TECH LTD
RCPT	RECEPTOS INC
RCS	PIMCO STRTGC GLBL GVT FD INC
RDA	RDA MICROELECTRONICS INC
RDC	ROWAN COMPANIES PLC
RDCM	RADCOM LTD
RDEN	ELIZABETH ARDEN INC
RDHL	REDHILL BIOPHARMA LTD
RDI	READING INTL INC

RDIB	READING INTL INC
RDN	RADIAN GROUP INC
RDNT	RADNET INC
RDS/A	ROYAL DUTCH SHELL PLC
RDS/B	ROYAL DUTCH SHELL PLC
RDWR	RADWARE LIMITED
RDY	DR. REDDY'S LABORATORIES LTD
RE	EVEREST RE GROUP LTD BERMUDA
RECN	RESOURCES CONNECTION INC
RECV	RECOVERY ENERGY INC.
REDF	REDIFF.COM INDIA LTD
REE	RARE ELEMENT RESOURCES LTD
REED	REEDS INC
REFR	RESEARCH FRONTIERS INC
REG	REGENCY CENTERS CORP 6.625% PFD SER 6
REG/PRF	REGENCY CENTERS CORP 6.625% PFD SER 6
REG/PRG	REGENCY CENTERS CORP 6% PFD SERIES 7
REGI	RENEWABLE ENERGY GROUP INC
REGN	REGENERON PHARM
REIS	REIS INC
REK	PROSHARES SHORT REAL ESTATE
RELL	RICHARDSON ELECTRS LTD
RELV	RELIV' INTERNATIONAL INC
REM	ISH FTSE NAREIT MTG PLUS CAP INDX
REMX	MARKET VECTORS RARE EARTH/STRATGIC METAL
REMY	REMY INTERNATIONAL INC
REN	RESOLUTE ENERGY CORP
REN/WS	RESOLUTE ENERGY CORP
RENN	RENREN INC
RENT	RENTRAK CORP
RES	RPC INC
RESI	ALTISOURCE RESIDENTIAL CORP
RETL	DIREXION DAILY RETAIL BULL 3X SHARES
REV	REVLON INC
REW	PROSHARESULTRASH TECHNOLOGY
REX	REX AMERICAN RES CORP
REXI	RESOURCE AMER INC
REXX	REX ENERGY
REZ	ISHARES FTSE NAREIT RES PL CAP
RF	REGIONS FINANCIAL CORP NEW
RF/PRA	REGIONS FINANCIAL CORPORATION 6.375% (A)
RFG	GUGGENHIEM S&P MID CAP 400 PG ETF
RFI	COHEN & STEERS T RTN RLTY
RFIL	RF INDUSTRIES LTD
RFMD	RF MICRO DEVICES INC
RFP	RESOLUTE FOREST PRODUCTS INC
RFV	GUGGENHIEM S&P MID CAP 400 PV

RGA	REINSURANCE GRP OF AMER INC
RGC	REGAL ENTERTAINMENT GROUP
RGCO	RGC RESOURCES INC
RGDX	RESPONSE GENETICS, INC
RGEN	REPLIGEN CORP
RGI	GUGGENHIEM S&P 500 EQ WGHT INDUSTRIALS E
RGLD	ROYAL GOLD INC
RGLS	REGULUS THERAPEUTICS INC
RGP	REGENCY ENERGY PARTNERS LP
RGR	STURM RUGER & CO INC
RGRA	RBS ROGERS ENHANCED AGRICULTURE ETN
RGRC	RBS ROGERS ENHANCED COMMODITY ETN
RGRE	RBS ROGERS ENHANCED ENERGY ETN
RGRI	RBS ROGERS ENHANCED INDUSTRIAL METAL ETN
RGRP	RBS ROGERS ENHANCED PRECIOUS METALS ETN
RGS	REGIS CORP MINN
RH	RESTORATION HARDWARE HOLDINGS INC
RHI	ROBERT HALF INTL INC
RHP	RYMAN HOSPITALITY PROPERTIES INC REIT
RHS	GUGGENHIEM S&P 500 EQ WGHT CONS STP ETF
RHT	RED HAT INC
RIC	RICHMONT MINES INC
RICK	RICKS CABARET INTL INC
RIF	RMR REAL EST INCOME FD
RIG	TRANSOCEAN LTD NEW
RIGL	RIGEL PHARMACEUTICALS NEW
RIMG	RIMAGE CORP
RINF	PROSH 30 YEAR TIPS/TSY SPREAD
RING	ISHARES MSCI GLOBAL GOLD MINERS FUND
RIO	RIO TINTO PLC
RIOM	RIO ALTO MINING LIMITED
RIT	LMP REAL EST INC FUND
RITT	TECHNOLOGIES LTD
RIVR	RIVER VALLEY BANCORP
RJA	ELEMENTS ETN-ROGERS AGR TR
RJD	RAYMOND JAMES FINL INC 6.9% NTS 3/15/42
RJET	REPUBLIC AIRWAYS HOLDINGS
RJF	RAYMOND JAMES FIN INC
RJI	ELEMENTS ETN-ROGERS TOT RET
RJN	ELEMENTS ETN-ROGERS ENERGY TR
RJZ	ELEMENTS ETN-ROGERS METALS TR
RKH	MKT VECTORS BANK BROKERS ETF
RKT	ROCK TENN CO
RKUS	RUCKUS WIRELESS INC
RL	RALPH LAUREN CORP
RLD	REALD INC
RLGT	RADIANT LOGISTICS INC

RLGY	REALOGY HOLDINGS CORP
RLH	RED LION HOTELS CORPORATION
RLH/PRA	RED LION HOTELS CAPITAL TRUST
RLI	RLI CORP
RLJ	RLJ LODGING TRUST
RLJE	RLJ ENTERTAINMENT, INC
RLOC	REACH LOCAL INC
RLOG	RAND LOGISTICS INC
RLY	SPDR SSGA MULTI-ASSET REAL RETURN ETF
RM	REGIONAL MANAGEMENT CORP
RMB	GUGGENHEIM YUAN BOND ETF
RMBS	RAMBUS INC
RMCF	ROCKY MTN CHOCOLATE FACTORY
RMD	RESMED INC
RMGN	SCG FINANCIAL ACQUISTION CORP
RMKR	RAINMAKER SYSTEMS INC
RMT	ROYCE MICRO CAPITAL TRUST INC
RMTI	ROCKWELL MEDICAL INC
RNDY	ROUNDYS INC
RNE	MORGAN ST EAST EUROPE FD INC
RNET	RIGNET INC
RNF	RENTECH NITROGEN PARTNERS LP
RNIN	WIRELESS RONIN TECHS INC
RNN	REXAHN PHARMACEUTICALS INC
RNO	RHINO RESOURCE PARTNERS L P
RNP	COHEN & STEERS REIT/PFD INCM
RNR	RENAISSANCERE HOLDINGS LTD
RNR/PRC	RENAISSANCERE HOLDINGS LTD
RNST	RENASANT CORP
RNWK	REALNETWORKS INC
ROC	ROCKWOOD HLDGS INC
ROCK	GIBRALTAR INDUSTRIES INC
ROCM	ROCHESTER MED CORP
ROG	ROGERS CORP
ROIA	RADIO ONE INC
ROIAK	RADIO ONE INC
ROIC	Retail Opportunity Invest Corp
ROICU	Retail Opportunity Invest Corp
ROICW	Retail Opportunity Inves Corp
ROK	ROCKWELL AUTOMATION INC
ROL	ROLLINS INC
ROLA	IPATH LONG EXTENDED RUSSELL 1000 TR INDE
ROLL	RBC BEARINGS INC
ROM	PROSHARES ULTRA TECHNOLOGY
ROMA	ROMA FINANCIAL CORP
ROOF	IQ US REAL ESTATE SMALL CAP ETF
ROP	ROPER INDUSTRIES INC

ROSE	ROSETTA RESOURCES INC.
ROSG	ROSETTA GENOMICS LTD
ROST	ROSS STORES INC
ROVI	ROVI CORP
ROX	CASTLE BRANDS INC
ROYL	ROYALE ENERGY INC
ROYT	PACIFIC COAST OIL TRUST
RP	REALPAGE INC
RPAI	RETAIL PROPERTIES OF AMERICA INC
RPAI/PRA	RETAIL PROPERTIES OF AMERICAINC 7.00%(A)
RPG	GUGGENHIEM S&P 500 PURE GROWTH
RPI	ROBERTS REALTY INVESTORS INC
RPM	RPM INTERNATIONAL INC
RPRX	REPROS THERAPEUTICS INC
RPRXW	REPROS THERAPEUTICS INC (A)
RPRXZ	REPROS THERAPEUTICS INC (B)
RPT	RAMCO-GERSHENSON PPTYS TR
RPT/PRD	RAMCO-GERSHENSON PROPERTIES TR 7.25% (D)
RPTP	RAPTOR PHARMACEUTICAL CORP
RPV	GUGGENHIEM S&P 500 PV ETF
RPX	COLUMBIA LARGE CAP GROWTH ETF
RPXC	RPX CORPORATION
RQI	COHEN & STEERS QUAL INC RLTY
RRC	RANGE RESOURCES CORP
RRD	R.R. DONNELLEY & SONS CO
RRF	WISDOMTREE GLOBAL REAL RETURN FUND
RRGB	RED ROBIN GOURMET BURGERS
RRGR	ADVISORSHARES GLOBAL ALPHA & BETA ETF
RRMS	ROSE ROCK MIDSTREAM L P
RRST	RRSAT GLOBAL COMMS NTWK LTD
RRTS	ROADRUNNER TRANSPORTATION SYSTEMS INC
RS	RELIANCE STL & ALUMINUM CO
RSE	ROUSE PROPERTIES INC
RSG	REPUBLIC SERVICES INC
RSH	RADIOSHACK CORP
RSO	RESOURCE CAPITAL CORP
RSO/PRA	RESOURCE CAPITAL CORP 8.50% PFD A
RSO/PRB	RESOURCE CAPITAL CORP 8.25% (B)
RSOL	REAL GOODS SOLAR INC
RSP	GUGGENHIEM S&P 500 EQ WGHT ETF
RST	ROSETTA STONE INC.
RSTI	ROFIN SINAR TECH INC
RSX	MARKET VECTORS RUSSIA
RSXJ	MARKET VECTORS RUSSIA SMALL-CAP ETF
RSYS	RADISYS CORPORATION
RT	RUBY TUESDAY INC
RTEC	RUDOLPH TECHNOLOGIES INC

RTH	MKT VECTORS RETAIL ETF
RTI	RTI INTL METALS INC
RTIX	RTI BIOLOGICS INC
RTK	RENTECH INC
RTL	ISHARES FTSE NAREIT RET CAP INDX
RTLA	IPATH LONG EXTENDED RUSSELL 2000 TR INDE
RTM	GUGGENHIEM S&P 500 EQ WGHT MATERIALS ETF
RTN	RAYTHEON COMPANY NEW
RTR	REVENUESHARES ADR FUND
RUDR	VELOCITYSHARES RUSSIA SELECT DR ETF
RUE	RUE 21 INC
RUK	REED ELSEVIER PLC NEW
RUSHA	RUSH ENTERPRISES INC
RUSHB	RUSH ENTERPRISES
RUSL	DIREXION DAILY RUSSIA BULL 3X SHARES
RUSS	DIREXION DAILY RUSSIA BEAR 3X SHARES
RUTH	RUTH'S HOSPITALITY GROUP INC.
RVBD	RIVERBED TECHNOLOGY
RVLT	REVOLUTION LIGHTING TECHNOLOGIES INC
RVM	REVETT MINERALS INC
RVP	RETRACTABLE TECHNOLOGIES INC
RVSB	RIVERVIEW BANCORP INC
RVT	ROYCE VALUE TRUST INC
RWC	RELM WIRELESS CORP
RWG	COLUMBIA SELECT LARGE CAP GROWTH ETF
RWJ	REVENUESHARES SMALL CAP
RWK	REVENUESHARES MID CAP ETF
RWL	REVENUESHARES LARGE CAP ETF
RWM	PROSHARES SH RUSSELL 2000
RWO	SPDR DJ GLOBAL REAL ESTATE
RWR	SPDR DJ REIT
RWT	REDWOOD TRUST INC
RWV	REV SH NAVELLIER OV A-100
RWW	REV SH FIN SECT
RWX	SPDR DJ INTL REAL ESTATE
RWXL	ETRACS MONTHLY PAY 2XLEVERAGED DJ INT RE
RXD	PROSHARES ULTRASH HLTHCARE
RXI	ISHARE S&P GLOBAL CONS DIS
RXL	PROSHARES ULTRA HEALTH C
RXN	REXNORD CORP NEW
RY	ROYAL BANK OF CANADA
RYAAY	RYANAIR HLDGS PLC ADR
RYE	GUGGENHIEM S&P 500 EQ WGHT ENERGY ETF
RYF	GUGGENHIEM S&P 500 EQ WGHT FIN ETF
RYH	GUGGENHIEM S&P 500 EQ WGHT HLTHCR ETF
RYJ	CLAYMORE/RAYMOND. J SB EQ ETF
RYL	RYLAND GROUP INC

RYN	RAYONIER INC REIT
RYT	GUGGENHIEM S&P 500 EQ WGHT TECH ETF
RYU	GUGGENHIEM S&P 500 EQ WGHT UTILITIES ETF
RZA	REINSURANCE GRP OF AMER 6.20% DB 9/15/42
RZG	GUGGENHIEM S&P SMCAP 600 PURE GRWTH ETF
RZV	GUGGENHIEM S&P SM CAP 600 PV
S	SPRINT NEXTEL CORP
SA	SEABRIDGE GOLD INC
SAA	PRO SHARES ULTRA SM CAP 600
SAAS	INCONTACT INC
SAFM	SANDERSON FARMS INC
SAFT	SAFETY INSURANCE GROUP INC
SAGG	DIREXION DLY TOTAL BOND MKT BEAR 1X SH
SAH	SONIC AUTOMOTIVE INC
SAI	SAIC INC
SAIA	SAIA INC
SAL	SALISBURY BANCORP INC
SALM	SALEM COMMUNICATIONS CORP
SAM	BOSTON BEER COMPANY INC
SAN	BANCO SANTANDER S. A.
SAN/PRA	SANTANDER FINANCE PFD S A
SAN/PRB	SANTANDER FINANCE PFD S A
SAN/PRC	SANTANDER FINANCE PFD S A
SAN/PRE	SANTANDER FINANCE PFD S A 10.5% SER 10
SAN/PRF	SANTANDER FINANCE PFD S A
SAN/PRI	SANTANDER FINANCE PFD S A 6.41% SER I
SAND	SANDSTORM GOLD LTD
SANM	SANMINA CORPORATION
SANW	S&W SEED COMPANY
SANWZ	S&W SEED COMPANY (B) 5/3/15
SAP	SAP AG
SAPE	SAPIENT CORPORATION
SAQ	SARATOGA INVESTMENT CP 7.5% NTS 5/31/20
SAR	SARATOGA INVESTMENT CORP
SARA	SARATOGA RESOURCES INC
SASR	SANDY SPRINGS BANCORP INC
SATS	ECHOSTAR CORP
SAVE	SPIRIT AIRLINES INC
SB	SAFE BULKERS INC
SBAC	SBA COMMUNICATIONS CORP
SBB	PRO SHARES SH SM CAP 600
SBBX	SUSSEX BANCORP
SBCF	SEACOAST BKG CORP FL
SBFG	SB FINANCIAL GROUP INC
SBGI	SINCLAIR BROADCAST GRP INC
SBGL	SIBANYE GOLD LTD
SBH	SALLY BEAUTY HOLDINGS INC

SBI	WESTERN ASSET INTERM MU FD
SBLK	STAR BULK CARRIERS CORP
SBM	PROSHARES SHORT BASIC MATERIALS
SBND	POWERSHARES DB 3X SHORT 25+ YEAR TREASUR
SBNY	SIGNATURE BANK
SBNYW	SIGNATURE BANK
SBR	SABINE ROYALTY TRUST
SBRA	SABRA HEALTHCARE REIT INC
SBRAP	SABRA HEALTHCARE REIT INC 7.25% (A)
SBS	COMPANHIA DE SANEAMENTO BASI
SBSA	SPANISH BROADCASTING SYS INC (A)
SBSI	SOUTHSIDE BANCSHARES INC
SBUX	STARBUCKS CORP
SBV	IPATH PURE BETA S&P GSCI-WEIGHTED ETN
SBW	WESTERN ASSET WORLDWIDE INCM
SBY	SILVER BAY REALTY TRUST CORP
SCBT	SCBT FINANCIAL CORP
SCC	PROSHARES ULTRASH CSMR SVCS NEW
SCCO	SOUTHERN COPPER CORP
SCD	LMP CAP &INCM FD
SCE/PRB	SOUTHERN CA EDISON CO
SCE/PRC	SOUTHERN CA EDISON CO
SCE/PRD	SOUTHERN CA EDISON CO
SCE/PRE	SOUTHERN CA EDISON CO
SCE/PRF	SOUTHERN CALIFORNIA EDISON PFD TR 5.625%
SCE/PRG	SCE TRUST II TRUST 5.10% PREFERRED SEC
SCG	SCANA CORP NEW
SCHA	SCHWAB U.S. SMALL-CAP ETF
SCHB	SCHWAB U.S. BROAD MARKET ETF
SCHC	SCHWAB INTERNATIONAL SMALL-CAP EQUITY
SCHD	SCHWAB US DIVIDEND EQUITY ETF
SCHE	SCHWAB EMERGING MARKETS EQUITY
SCHF	SCHWAB INTERNATIONAL EQUITY ETF
SCHG	SCHWAB U.S. LARGE-CAP GROWTH
SCHH	SCHWAB U.S. REIT ETF
SCHL	SCHOLASTIC CORP
SCHM	SCHWAB U.S. MID-CAP ETF
SCHN	SCHNITZER STEEL INDUSTRIES
SCHO	SCHWAB SHORT-TERM U.S. TREASURY ETF
SCHP	SCHWAB U.S. TIPS ETF
SCHR	SCHWAB INTER-TERM U.S. TREASURY ETF
SCHV	SCHWAB U.S. LARGE-CAP VALUE
SCHW	CHARLES SCHWAB CORP
SCHW/PRB	CHARLES SCHWAB CORP 6% PFD (B)
SCHX	SCHWAB U.S. LARGE-CAP ETF
SCHZ	SCHWAB US AGGREGATE BOND ETF
SCI	SERVICE CORP INTL

SCIF	MKT VECT INDIA SMALL-CAP INDEX ETF
SCIN	EGShares India Small Cap ETF
SCJ	ISHARES MSCI JAP SM CAP
SCL	STEPAN CO
SCL/PR	STEPAN CO
SCLN	SCICLONE PHARMACEUTICALS INC
SCM	STELLUS CAPITAL INVESTMENT CORP
SCMP	SUCAMPO PHARMACEUTICALS
SCO	PROSH ULTRASHT DJ-UBS CRUDE
SCOK	SinoCoking Coal and Coke Chem Ind Inc
SCON	SUPERCONDUCTOR TECH INC
SCOR	COMSCORE INC
SCPB	SPDR BARCLY CAP SH TR CRP BD
SCR	SIMCERE PHARMA GROUP
SCS	STEELCASE INC
SCSC	SCANSOURCE INC
SCSS	SELECT COMFORT CORP
SCT	MITTS LINKED S&P500 3/28/14
SCTY	SOLARCITY CORPORATION
SCU	SCANA CORP NEW
SCVL	SHOE CARNIVAL INC (IN)
SCX	STARRETT L S CO
SCZ	ISHARES MSCI EAFE SM CAP
SD	SANDRIDGE ENERGY INC
SDA	MITT LNKED DJIA 3/27/2015
SDBT	SOUNDBITE COMM INC
SDD	PROSHARES ULTRA SH SM CAP600
SDIV	GLOBAL X SUPERDIVIDEND ETF
SDIX	STRATEGIC DIAGNOSTICS INC
SDK	PROSHARE ULTRASHT RUSMDCP GR
SDLP	SEADRILL PARTNERS LLC
SDO/PRA	SAN DIEGO GAS ELEC $1.70
SDO/PRB	SAN DIEGO GAS ELEC $1.70
SDO/PRC	SAN DIEGO GAS ELEC $1.70
SDO/PRH	SAN DIEGO GAS ELEC $1.70
SDOG	ALPS SECTOR DIVIDEND DOGS ETF
SDOW	PROSHARES ULTRAPRO SHORT DOW30
SDP	PROSHARES ULTRASHORT UTIL
SDR	SANDRIDGE MISSISSIPPIAN TRUST II
SDRL	SEADRILL LTD
SDS	PROSHARES ULTRASHORT S&P500
SDT	SANDRIDGE MISSISSIPPIAN TR I
SDY	SPDR SER TR S&P DIVIDEND
SDYL	ETRACS MONTHLY PAY 2XLEVERAGED S&P DIVID
SE	SPECTRA ENERGY CORP
SEA	Guggenheim Shipping ETF
SEAC	SEACHANGE INTL INC

SEAS	SEAWORLD ENTERTAINMENT INC
SEB	SEABORD CORP MA
SED	SED INTERNATIONAL HOLDINGS INC
SEE	SEALED AIR CORP
SEED	ORIGIN AGRITECH LIMITED
SEF	PROSHARES SHORT FIN
SEIC	SEI INVESTMENTS COMPANY
SEM	SELECT MEDICAL HLDGS CORP
SEMG	SEMGROUP CORPORATION
SEMG/WS	SEMGROUP CORP WTS 11/30/14
SENEA	SENECA FOODS CORP
SENEB	SENECA FOODS CORP
SEP	SPECTRA ENERGY PRTNS L.P.
SEV	SEVCON INC
SF	STIFEL FIN CORP
SFB	STIFEL FINANCIAL CORP 6.70% NTS 1/15/22
SFBC	SOUND FINANCIAL BANCORP INC
SFD	SMITHFIELD FOODS INC (VA)
SFE	SAFEGUARD SCIENTIFICS INC
SFG	STANCORP FINL GROUP INC
SFI	ISTAR FINANCIAL INC
SFI/PRD	ISTAR FINANCIAL INC
SFI/PRE	ISTAR FINANCIAL INC
SFI/PRF	ISTAR FINANCIAL INC
SFI/PRG	ISTAR FINANCIAL INC
SFI/PRI	ISTAR FINANCIAL INC
SFK	PROSHARE ULTRASH RUS 1000 GR NEW
SFL	SHIP FINANCE INTL LTD
SFLA	IPATH LONG EXTENDED S&P 500 TR INDEX ETN
SFLY	SHUTTERFLY INC
SFN	STIFEL FINANCIAL CORP 5.375% NT 12/31/22
SFNC	SIMMONS FIRST NATL CORP
SFST	SOUTHERN FIRST BANCSH INC
SFUN	SOUFUN HOLDINGS LIMITED
SFY	SWIFT ENERGY CO
SGA	SAGA COMMUNICATIONS INC
SGAR	IPATH DJ UBS SUGAR
SGB	SOUTHWEST GEORGIA FINCL CP
SGC	SUPERIOR UNIFORM GRP INC FL
SGEN	SEATTLE GENETICS INC
SGF	SINGAPORE FUND INC
SGG	IPATH DJ-UBS SUGAR
SGI	SILICON GRAPHICS INTL CORP
SGK	SCHAWK INC
SGL	STRATEGIC GLOBAL INCOME FD
SGLX	SINGULEX INC.
SGMA	SIGMATRON INTL INC

SGMO	SANGAMO BIOSCIENCES INC
SGMS	SCIENTIFIC GAMES CORP
SGNT	SAGENT PHARMACEUTICAL INC
SGOC	SGOCO GROUP, LTD
SGOL	ETFS GOLD TRUST
SGRP	SPAR GROUP INC
SGU	STAR GAS PARTNERS L P
SGY	STONE ENERGY CORP
SGYP	SYNERGY PHARMACEUTICALS INC
SGYPU	SYNERGY PHARMACEUTICALS INC
SGYPW	SYNERGY PHARMACEUTICALS INC WTS 12/1/16
SGZA	SELECTIVE INSURANCE GRP 5.875% NT 2/9/43
SH	PROSHARES SHORT S&P 500
SHBI	SHORE BANCSHARES INC
SHEN	SHENANDOAH TELECOMMUN CO
SHFL	SHFL ENTERTAINMENT INC
SHG	SHINHAN FINANCIAL GROUP CO
SHI	SINOPEC SHANGHAI PETROCHEM
SHIP	SEANERGY MARITIME HOLDINGS CORP
SHLD	SEARS HOLDING CORP
SHLM	SCHULMAN A INC
SHLO	SHILOH INDUSTRIES INC
SHM	SPDR NUVEEN BARCLAYS SH TR MUNI BD ETF
SHN	MKT INDEX TGT TERM SEC DJIA 1/30/15
SHO	SUNSTONE HOTEL INVESTORS INC
SHO/PRD	SUNSTONE HOTEL INVESTORS INC 8%
SHOO	STEVEN MADDEN LTD
SHOR	SHORETEL INC.
SHOS	SEARS HOMETOWN AND OUTLET STORES, INC
SHPG	SHIRE PLC
SHV	ISHARES BARCLAYS SHORT TRE BD FD
SHW	SHERWIN WILLIAMS CO
SHY	ISHARES BARCLAYS 1-3 YR TREA BD
SI	SIEMENS A G
SIAL	SIGMA ALDRICH CORP
SIBC	STATE INVESTORS BANCORP INC
SID	COMPANHIA SIDERURGICA NACL
SIEB	SIEBERT FINANCIAL CORP
SIF	SIFCO INDS INC
SIFI	SI FINANCIAL GROUP INC
SIFY	SIFY TECHNOLOGIES LIMITED
SIG	SIGNET JEWELERS LIMITED
SIGA	SIGA TECHNOLOGIES INC
SIGI	SELECTIVE INS GRP INC
SIGM	SIGMA DESIGNS INC
SIJ	PROSHARES ULTRASH INDUSTRIALS
SIL	GLOBAL X SILVER MINERS

SILC	SILICOM LIMITED
SILJ	PUREFUNDS ISE JUNIOR SILVER (SMALL CAP M
SILU	SPROTT RESOURCE LENDING CORP
SIM	GRUPO SIMEC S A DE C V
SIMG	SILICON IMAGE INC
SIMO	SILICON MOTION TECHNOLOGY CP
SINA	SINA CORPORATION
SINF	PROSH ULTRAPRO SHORT 10 YEAR TIPS/TSY SP
SINO	SINO GLOBAL SHIPPING AMR LTD
SIR	SELECT INCOME REIT
SIRI	SIRIUS XM RADIO INC
SIRO	SIRONA DENTAL SYSTEMS INC
SIVB	SVB FINANCIAL GROUP
SIVBO	SVB CAPITAL II
SIVR	ETFS SILVER TRUST
SIX	SIX FLAGS ENTERTAINMENT CORP
SIZ	QUANTSH U.S. MARKET NEUTRAL SIZE FUND
SIZE	ISHARES MSCI USA SIZE FACTOR ETF
SJB	PROSHARES SHORT HIGH YIELD
SJF	PROSHARE ULTRASH RUS 1000 VL
SJH	PROSHARE ULTRASHT RUS2000 VL
SJI	SOUTH JERSEY INDS INC
SJL	PROSHARE ULTRASHT RUSMDCP VL
SJM	J M SMUCKER COMPANY
SJNK	SPDR BARCLAYS SH TERM HIGH YLD ETF
SJR	SHAW COMMUNICATIONS INC
SJT	SAN JUAN BASIN ROYALTY TR
SJW	SJW CORP
SKBI	SKYSTAR BIOPHARMA CO NEW
SKF	PRO SHARES ULTRASH FINANCIALS
SKH	SKILLED HEALTHCARE GROUP INC
SKK	PROSHARE ULTRASHT RUS2000 GR
SKM	SK TELECOM CO LTD
SKS	SAKS INC
SKT	TANGER FACTORY OUTLET CENTER
SKUL	SKULLCANDY INC
SKX	SKECHERS U S A INC
SKY	SKYLINE CORP
SKYW	SKYWEST INC
SKYY	FR TR ISE CLOUD COMPUTING INDEX FUND
SLA	AMERICAN SELECT PTFL
SLAB	SILICON LABORATORIES INC
SLB	SCHLUMBERGER LTD
SLCA	U.S. SILICA HOLDINGS INC
SLF	SUN LIFE FINANCIAL INC
SLG	SL GREEN REALTY CORP
SLG/PRI	SL GREEN REALTY CORP 6.50% (I)

SLGN	SILGAN HLDGS INC
SLH	SOLERA HOLDINGS INC
SLI	SL INDS INC
SLM	SLM CORP
SLMAP	SLM CORP
SLMBP	SLM CORP
SLP	SIMULATIONS PLUS INC
SLRA	SOLAR CAPITAL LTD 6.75% NTS 11/15/42
SLRC	SOLAR CAPITAL LTD
SLT	STERLITE INDUSTR INDIA LTD
SLTC	SELECTICA INC
SLTM	SOLTA MEDICAL INC
SLV	ISHARE SILVER TRUST
SLVO	CREDIT SUISSE SILVER SHARES COVERED CALL
SLVP	ISHARES MSCI GLOBAL SILVER MINERS FUND
SLW	SILVER WHEATON CORP
SLX	MARKET VECTORS STEEL
SLXP	SALIX PHARMACEUTICALS LTD
SLY	SPDR S&P 600 SMALL CAP ETF
SLYG	SPDR S&P 600 Small Cap Growth ETF
SLYV	SPDR S&P 600 SMALL CAP VALUE ETF
SM	SM ENERGY CO
SMA	SYMMETRY MEDICAL INC
SMB	MARKET VECTORS- SHORT MUNI
SMBC	SOUTHERN MISSOURI BANCORP
SMCI	SUPER MICRO COMPUTER, INC
SMDD	PROSHARES ULTRAPRO SHORT MIDCAP400 NEW
SMED	SHARPS COMPLIANCE CORP
SMF	SALIENT MLP & ENERGY INFRASTRUCTURE FD
SMFG	SUMITOMO MITSUI FINANCIAL GROUP INC
SMG	SCOTTS MIRACLE-GRO COMPANY
SMH	MKT VECTORS SEMIS ETF
SMI	SEMICONDUCTOR MFG INTL CORP
SMIN	ISHARES MSCI INDIA SM CAP INDEX FUND
SMIT	SCHMITT INDS INC
SMK	PROSH ULSH MSCI MEXICO CAPPED IMI
SMLP	SUMMIT MIDSTREAM PARTNERS LP
SMLV	SPDR RUSSELL 2000 LOW VOLATILITY ETF
SMM	SALIENT MIDSTREAM & MLP FUND
SMMF	SUMMIT FINANCIAL GRP INC
SMMU	PIMCO SHORT TERM MUNI BD ETF
SMN	PROSHARES ULTRSH BASIC MAT
SMP	STANDARD MTR PRODS INC
SMPL	SIMPLICITY BANCORP INC
SMRT	STEIN MART INC
SMS	SIMS METAL MANAGEMENT LTD
SMSI	SMITH MICRO SOFTWARE INC

SMT	SMART TECHNOLOGIES INC
SMTC	SEMTECH CORP
SMTX	SMTC CORPORATION NEW
SMU	MITTS LINKED TO S&P 500 2/27/2015
SN	SANCHEZ ENERGY CORP
SNA	SNAP ON INC
SNAK	INVENTURE FOODS INC
SNBC	SUN BANCORP INC (NJ)
SNCR	SYNCHRONOSS TECH INC.
SNDK	SANDISK CORPORATION
SNDS	SUSTAINABLE NORTH AMERICAN OIL SANDS ETF
SNE	SONY CORP
SNFCA	SECURITY NATL FINL CORP
SNH	SENIOR HOUSING PROPERTIES TR
SNHN	SENIOR HOUSING PROPERT 5.625% NTS 8/1/42
SNHY	SUN HYDRAULICS CORPORATION
SNI	SCRIPPS NETWORKS INTERACTIVE
SNLN	HIGHLAND/IBOXX SENIOR LOAN ETF
SNMX	SENOMYX INC
SNN	SMITH & NEPHEW GROUP P L C
SNP	CHINA PETROLEUM & CHEM CORP
SNPS	SYNOPSYS INC
SNSS	SUNESIS PHARMACEUTICALS INC
SNTA	SYNTA PHARMACEUTICALS INC
SNTS	SANTARUS INC
SNV	SYNOVUS FIN CORP
SNX	SYNNEX CORP
SNY	SANOFI
SO	SOUTHERN COMPANY
SOCB	SOUTHCOAST FINANCIAL CORP
SOCL	GLOBAL X SOCIAL MEDIA INDEX ETF
SODA	SODASTREAM INTERNATIONAL LTD
SOFO	SONIC FOUNDRY INC
SOHO	SOTHERLY HOTELS INC
SOHU	SOHU.COM INCORPORATED
SOIL	GLOBAL X FERTILIZERS/POTASH ETF
SOL	RENESOLA LTD
SOMH	SOMERSET HILLS BANCORP
SON	SONOCO PRODS CO
SONA	SOUTHERN NAT'L BANCORP OF VA
SONC	SONIC CORP
SONS	SONUS NETWORKS INC
SOQ	Sonde Resources Corp
SOR	SOURCE CAP INC
SORL	SORL AUTO PARTS INC
SOV/PRC	SANTANDER HLDGS USA INC
SOXL	DIREXION DAILY SEMICOND BULL 3X SH

SOXS	DIREXION DAILY SEMICOND BEAR 3X SH
SOXX	iShares PHLX SOX Semiconductor Sector In
SOYB	TEUCRIUM SOYBEAN FUND
SPA	SPARTON CORP
SPAN	SPAN AMER MED SYS INC
SPAR	SPARTAN MTRS INC
SPB	SPECTRUM BRANDS HLDGS INC
SPBC	SP BANCORP INC
SPCHA	SPORT CHALET INC
SPCHB	SPORT CHALET INC
SPE	SPECIAL OPPORTUNITIES FD INC
SPE/PR	SPECIAL OPPORTUNITIES FUND INC 3% PFD
SPEX	SPHERIX INC NEW
SPF	STANDARD PACIFIC CORP
SPFF	GLOBAL X SUPERINCOME PFD ETF
SPG	SIMON PROPERTY GROUP INC NEW
SPG/PRJ	SIMON PROPERTY GROUP INC NEW
SPGH	UBS E-TRACS S&P 500 GOLD HEDGED 1/30/40
SPH	SUBURBAN PROPANE PARTNERS LP
SPHB	POWERSHARES S&P 500 HIGH BETA PORTFOLIO
SPHD	POWERSHARES S&P 500 HIGH DIVIDEND PTF
SPHQ	PWRSHS&P 500 HIGH QUALITY PTF
SPIL	SILICONWARE PRECISION INDS
SPIR	SPIRE CORP
SPLK	SPLUNK INC
SPLP	STEEL PARTNERS HOLDINGS LP
SPLS	STAPLES INC
SPLV	POWERSHARES S&P 500 LOW VOLATILITY PORTF
SPN	SUPERIOR ENERGY SVCS INC
SPNC	SPECTRANETICS CORP
SPNS	SAPIENS INTL CORP N V
SPP	SAPPI LIMITED
SPPI	SPECTRUM PHARM INC
SPPP	SPROTT PHYSICAL PLATINUM & PALLADIUM TR
SPPR	SUPERTEL HOSPITALITY INC
SPPRO	SUPERTEL HOSPITALITY INC
SPPRP	SUPERTEL HOSPITALITY INC
SPR	SPIRIT AEROSYS HOLD INC
SPRD	SPREADTRUM COMM INC.
SPRO	SMARTPROS LTD
SPRT	SUPPORT.COM INC
SPSC	SPS COMMERCE INC
SPTN	SPARTAN STORES INC
SPU	SKYPEOPLE FRUIT JUICE INC
SPW	SPX CORPORATION
SPWR	SUNPOWER CORPORATION
SPXL	DIREXION DAILY S&P 500 BULL 3X SHARES

SPXS	DIREXION DAILY S&P 500 BEAR 3X SHARES
SPXU	PROSH ULTRAPRO SH S&P 500 NEW
SPY	SPDR S&P 500 ETF TRUST
SPYG	SPDR S&P 500 Growth ETF
SPYV	SPDR S&P 500 Value ETF
SQI	SCIQUEST INC
SQM	SOCIEDAD QUIMICA Y MINERA
SQNM	SEQUENOM INC
SQNS	SEQUANS COMMUNICATIONS S A
SQQQ	PROSHARES ULTRAPRO SHORT QQQ NEW
SQZST	Test Symbol
SR	STANDARD REGISTER CO
SRC	SPIRIT REALTY CAPITAL INC
SRCE	FIRST SOURCE CORP
SRCL	STERICYCLE INC
SRDX	SURMODICS INC
SRE	SEMPRA ENERGY
SREV	SERVICESOURCE INTERNATIONAL INC
SRF	THE CUSHING ROYALTY & INCOME FUND
SRI	STONERIDGE INC
SRLN	SPDR BLACKSTONE/ GSO SENIOR LOAN ETF
SRPT	SAREPTA THERAPEUTICS INC
SRS	PROSHARES ULTRASH REAL ESTATE
SRT	STARTEK INC
SRTY	PROSHARES ULTRAPRO SHORT RUSSELL2000 NEW
SRV	CUSHING MLP TOTAL RETURN FD
SSAM	ROCKLEDGE SECTORSAM ETF
SSBI	SUMMIT STATE BANK
SSD	SIMPSON MFG CO INC (DEL)
SSDD	ETRACS ISE SOLID STATE DRIVE INDEX ETN
SSDL	ETRACS MONTHLY 2XLEVERAGED ISE SOLID STA
SSE	SOUTHTHERN CONN BANCORP INC
SSFN	STEWARDSHIP FINL CORP
SSG	PROSHARES ULTRASH SEMICONDUCTORS
SSH	SUNSHINE HEART INC
SSI	STAGE STORES INC
SSL	SASOL LTD
SSN	SAMSON OIL & GAS LIMITED
SSNC	SS & C TECHNOLOGIES HLDGS INC
SSNI	SILVER SPRING NETWORKS INC
SSO	PROSHARES TRUST ULTRA S&P 500
SSP	SCRIPPS E W CO
SSRI	SILVER STANDARD RESOURCES IN
SSRX	3SBIO INC
SSS	SOVRAN SELF STORAGE INC
SST	SPDR BARCLAYS SHRT TERM TREASURY
SSTK	SHUTTERSTOCK INC

SSW	SEASPAN CORP
SSW/PRC	SEASPAN CORP
SSW/PRD	SEASPAN CORPORATION 7.95% (D)
SSY	SUNLINK HEALTH SYSTEMS INC
SSYS	STRATASYS LTD
ST	SENSATA TECHNOLOGIES HOLDING N V
STAA	STAAR SURGICAL CO
STAG	STAG INDUSTRIAL INC
STAG/PRA	STAG INDUSTRIAL INC 9%(A)
STAG/PRB	STAG INDUSTRIAL, INC. 6.625% (B)
STAN	STANDARD PARKING CORP
STB	STUDENT TRANSPORTATION INC.
STBA	S&T BANCORP INC
STBZ	STATE BANK FINANCIAL CORPORATION
STC	STEWART INFORMATION SVCS CRP
STE	STERIS CORP
STEC	STEC INC
STEI	STEWART ENTERPRISES INC
STEL	STELLAR ONE CORP
STEM	STEMCELLS INC
STFC	STATE AUTO FINANCIAL CORP
STI	SUNTRUST BANKS INC
STI/PRA	SUNTRUST BANKS INC
STI/PRE	SUNTRUST BANKS DEP SH REP 1/4000TH PFD E
STI/WSA	SUNTRUST BANKS INC WTS 12/31/18
STI/WSB	SUNTRUST BANKS INC WTS 11/14/18
STIP	ISHARES BARCLAYS 0-5 YEAR TIPS BOND FUND
STJ	ST JUDE MEDICAL INC
STK	COLUMBIA SELIGMAN PREM TECH GROWTH FD
STKL	SUNOPTA INC
STL	STERLING BANCORP
STL/PRA	STERLING BANCORP TRUST I
STLD	STEEL DYNAMICS INC
STLY	STANLEY FURNITURE CO INC
STM	STMICROELECTRONICS N V
STML	STEMLINE THERAPEUTICS INC
STMP	STAMPS.COM INC
STN	STANTEC INC
STND	STANDARD FINANCIAL CORP
STNG	SCORPIO TANKERS INC
STNR	STEINER LEISURE LTD
STO	STATOIL ASA
STON	STONEMOR PARTNERS L.P.
STP	SUNTECH POWER HLDNGS CO LTD.
STPP	IPATH US TREA STEEPENER ETN 8/20
STPZ	PIMCO 1-5 YR U.S. TIPS INDX ETF
STR	QUESTAR CORP

STRA	STRAYER EDUCATION INC
STRI	STR HOLDINGS INC
STRL	STERLING CONSTRUCTION COM
STRM	STREAMLINE HEALTH SOLUTIONS INC
STRN	SUTRON CORP
STRS	STRATUS PROPERTIES INC
STRT	STRATTEC SEC CORP
STRZA	STARZ LIBERTY CAPITAL SR A
STRZB	Starz Liberty Capital SR B
STS	SUPREME INDS INC
STSA	STERLING FINANCIAL CORP NEW
STSI	STAR SCIENTIFIC INC
STT	STATE STREET CORP
STT/PRC	STATE STREET CORPORATION (C)
STV	CHINA DIGITAL TV HOLDING CO
STWD	STARWOOD PROPERTY TRUST INC
STX	SEAGATE TECHNOLOGY
STXS	STEREOTAXIS INC
STZ	CONSTELLATION BRANDS INC
STZ/B	CONSTELLATION BRANDS INC
SU	SUNCOR ENERGY INC NEW
SUB	ISHRS S&P SH TRM NTL AMT FREE MUNI
SUBK	SUFFOLK BANCORP
SUI	SUN CMNTYS INC
SUI/PRA	SUN COMMUNITIES INC. 7.125% (A)
SUMR	SUMMER INFANT INC
SUNS	SOLAR SENIOR CAPITAL LTD
SUP	SUPERIOR INDS INTL INC
SUPN	SUPERNUS PHARMACEUTICALS, INC
SUPX	SUPERTEX INC
SURG	SYNERGETICS USA INC
SUSP	SUSSER PETROLEUM PARTNERS LP
SUSQ	SUSQUEHANNA BANCSHARES INC
SUSS	SUSSER HOLDINGS CORP
SUTR	SUTOR TECH GRP LTD
SVA	SINOVAC BIOTECH LTD
SVBI	SEVERN BANCORP INC (MD)
SVBL	SILVER BULL RESOURCES INC
SVLC	SILVERCREST MINES INC.
SVM	SILVERCORP METALS INC
SVN	7 DAYS GROUP HOLDINGS LTD
SVNT	SAVIENT PHARMACEUTICALS INC
SVT	SERVOTRONICS INC
SVU	SUPERVALU INC
SVVC	FIRSTHAND TECHNOLOGY VALUE FUND INC
SVXY	PROSH SHORT VIX SHORT-TERM FUTURES ETF
SWC	STILLWATER MINING COMPANY

SWFT	SWIFT TRANSPORTATION CO
SWHC	SMITH & WESSON HOLDING CORP
SWI	SOLARWINDS INC
SWIR	SIERRA WIRELESS INC
SWJ	STANLEY BLACK & DECKER 5.75% DEB 7/25/52
SWK	STANLEY BLACK & DECKER INC
SWKS	SKYWORKS SOLUTIONS INC
SWM	SCHWEITZER MAUDUIT INTL INC
SWN	SOUTHWESTERN ENERGY CO
SWS	SWS GROUP INC
SWSH	SWISHER HYGIENE INC.
SWU	STANLEY BLACK & DECKER INC
SWX	SOUTHWEST GAS CORP
SWY	SAFEWAY INC
SWZ	SWISS HELVETIA FUND INC
SXC	SUNCOKE ENERGY INC
SXCP	SUNCOKE ENERGY PARTNERS L P
SXE	SOUTHCROSS ENERGY PARTNERS L P
SXI	STANDEX INTL CORP
SXL	SUNOCO LOGISTICS PARTNERS LP
SXT	SENSIENT TECHNOLOGIES CORP
SYA	SYMETRA FINANCIAL CORP
SYBT	SY BANCORP INC
SYBTP	S.Y. BANCORP INC
SYK	STRYKER CORP
SYKE	SYKES ENTERPRISES INC
SYLD	CAMBRIA SHAREHOLDER YIELD ETF
SYMC	SYMANTEC CORP
SYMM	SYMMETRICOM INC
SYMX	SYNTHESIS ENERGY SYS INC
SYN	SYNTHETIC BIOLOGICS INC
SYNA	SYNAPTICS INC
SYNC	SYNACOR INC
SYNL	SYNALLOY CORP
SYNM	SYNTROLEUM CORPORATION
SYNT	SYNTEL INC
SYPR	SYPRIS SOLUTIONS INC
SYRG	SYNERGY RESOURCES CORP
SYT	SYNGENTA AG
SYUT	SYNUTRA INTL INC
SYX	SYSTEMAX INC
SYY	SYSCO CORP
SZC	CUSHING RENAISSANCE FD
SZK	PROSHARES ULTRASH CSMR GOODS
SZO	PWRSH DB CRUDE OIL SH
SZYM	SOLAZYME INC
T	AT&T INC

TA	TRAVELCENTERS OF AMERICA LLC
TAC	TRANSALTA CORP
TACT	TRANSACT TECH INC
TAGS	TEUCRIUM AGRICULTURAL FUND
TAHO	TAHOE RESOURCES INC.
TAI	TRANSAMERICA INCM SHRS INC
TAIT	TAITRON COMPONENTS INC
TAL	TAL INTERNATIONAL GRP INC
TAM	TAMINCO CORP
TAN	GUGGENHEIM SOLAR ETF
TANN	TRAVELCENTERS OF AMERICA 8.25%NT 1/15/28
TAO	CLAYMORE/ALPHASHARES CHINA
TAOM	TAOMEE HOLDINGS LTD
TAP	MOLSON COORS BREWING CO
TAP/A	MOLSON COORS BREWING CO
TARO	TARO PHARMACEUTICAL INDS LTD
TAS	TASMAN METALS LTD
TASR	TASER INTERNATIONAL INC
TAST	CARROLS RESTAURANT GR INC.
TAT	TRANSATLANTIC PETROLEUM LTD.
TATT	TAT TECHNOLOGIES LTD
TAX	JTH HOLDING INC (A) D/B/A LIBERTY TAX SE
TAXI	MEDALLION FINANCIAL CORP
TAYC	TAYLOR CAPITAL GROUP INC
TAYCO	TAYLOR CAPITAL GROUP INC.
TAYCP	TAYC CAPITAL TRUST I
TAYD	TAYLOR DEVICES INC
TBAC	TANDY BRANDS ACCESSORIES
TBAR	RBS GOLD TRENDPILOT ETNS
TBBK	BANCORP BANK (THE)
TBF	PROSHARES SHORT 20+ YR TREA
TBI	TRUE BLUE INC
TBNK	TERRITORIAL BANCORP INC
TBOW	TRUNKBOW INTERNATIONAL HOLDINGS LTD
TBT	PROSH ULT SH LEH 20 PLUS TYS
TBX	PROSHARES SHORT 7-10 YEAR TREASURY
TBZ	PROSHARES ULTRASHORT 3-7 YEAR TREASURY
TC	THOMPSON CREEK METALS CO INC
TC/PRT	THOMPSON CREEK METALS CO UNITS 5/15/15
TCAP	TRIANGLE CAPITAL CORP
TCB	TCF FINANCIAL CORP
TCB/PRB	TCF FINANCIAL CORP
TCB/PRC	TCF FINANCIAL CORPORATION
TCB/WS	TCF FINANCIAL CORP
TCBI	TEXAS CAPITAL BANCSHARES
TCBIL	TEXAS CAPITAL BANCSHARES 6.5% 9/21/42
TCBIP	TEXAS CAPITAL BANCSHARES INC.

TCBIW	TEXAS CAP BANCHSARES INC
TCBK	TRICO BANCSHARES
TCC	TRIANGLE CAPITAL CORP 7% NTS 3/15/19
TCCA	TRIANGLE CAPITAL CORP 6.375% NT 12/15/22
TCCO	TECHNICAL COMM CORP
TCHI	RBS CHINA TRENDPILOT EXCHANGE TRADED NT
TCI	TRANSCONTINENTAL RLTY INVT
TCK	TECK RESOURCES LIMITED
TCL	TATA COMMUNICATIONS LTD
TCO	TAUBMAN CTRS INC
TCO/PRJ	TAUBMAN CENTERS INC. 6.50% (J)
TCO/PRK	TAUBMAN CENTERS INC. 6.25% (K)
TCP	TC PIPELINES LP
TCPC	TCP CAPITAL CORP
TCRD	THL CREDIT INC
TCX	TUCOWS INC
TD	TORONTO DOMINION BANK
TDA	TELEPHONE & DATA SYS 5.875% NTS 12/1/61
TDC	TERADATA CORP
TDD	db-X TRACKERS 2010 TARGET DATE FUND
TDE	TELEPHONE & DATA SYSTEMS INC
TDF	TEMPLETON DRAGON FD INC
TDG	TRANSDIGM GROUP INC
TDH	db-X TRACKERS 2020 TARGET DATE FUND
TDI	TELEPHONE AND DATA SYS INC
TDIV	FT ETF VI FT NASDAQ TECH DIV
TDJ	TELEPHONE & DATA SYSTEMS 7% 3/15/60
TDN	db-X TRACKERS 2030 TARGET DATE FUND
TDS	TELEPHONE & DATA SYS INC DEL NEW
TDTF	FLEXSHARES IBOXX 5-YR TRGT DURATION TIPS
TDTT	FLEXSHARES IBOXX 3-YR TRGT DURATION TIPS
TDV	db-X TRACKERS 2040 TARGET DATE FUND
TDW	TIDEWATER INC
TDX	db-X TRACKERS IN TARGET DATE FUND
TDY	TELEDYNE TECHNOLOGIES INC
TE	TECO ENERGY INC
TEAR	TearLab Corp
TECD	TECH DATA CORP
TECH	TECHNE CORP
TECL	DIREX DLY TECH BULL 3X SHARES
TECS	DIREX DLY TECH BEAR 3X SHARES
TECUA	TECUMSEH PRODS CO
TECUB	TECUMSEH PRODS CO
TEF	TELEFONICA S A
TEG	INTEGRYS ENERGY GROUP INC
TEI	TEMPLETON EMG MKT INCM FD
TEL	TE CONNECTIVITY LTD

TELK	TELIK INC
TEN	TENNECO INC
TENZ	PIMCO 7-15 YEAR U.S. TREA INDEX ETF
TEO	TELECOM ARGENTINA S. A.
TEP	TALLGRASS ENERGY PARTNERS LP
TER	TERADYNE INC
TESO	TESCO CORPORATION
TESS	TESSCO TECHNOLOGIES
TEU	BOX SHIPS INC
TEVA	TEVA PHARMACEUTICAL INDS LTD
TEX	TEREX CORP NEW
TF	THAI CAPITAL FUND
TFCO	TUFCO TECHNOLOGIES INC
TFG	FIXED GOLDMAN SACHS NT 11-1 6.75%10/1/37
TFI	SPDR NUVEEN BARCLAYS MUNI BOND ETF
TFM	FRESH MARKET INC (THE)
TFSL	TFS FINANCIAL CORP
TFX	TELEFLEX INC
TG	TREDEGAR CORP
TGA	TRANSGLOBE ENERGY CORP
TGB	TASEKO MINES LTD
TGC	TENGASCO INC
TGD	TIMMINS GOLD CORP
TGE	TGC INDUSTRIES INC
TGEM	EGSHARES TELECOM GEMS ETF
TGH	TEXTAINER GROUP HLDGS LTD
TGI	TRIUMPH GROUP INC
TGP	TEEKAY LNG PARTNERS L.P.
TGR	ISHRS S&P TRGT DTE RETIREMNT
TGS	TRANSPORTADORA DEGAS DEL
TGT	TARGET CORPORATION
TGX	THERAGENICS CORPORATION
THC	TENET HEALTHCARE CORP
THD	ISHARES MSCI THAILAND CAPPED INVESTABLE
THFF	FIRST FINANCIAL CP (IND)
THG	HANOVER INS GROUP INC
THGA	HANOVER INSURANCE GRP 6.35% DEB 3/30/53
THHY	MARKET VECTORS TREASURY-HEDGED HIGH YLD
THI	TIM HORTONS INC.
THLD	THRESHOLD PHARMA INC
THM	INTERNATIONAL TOWER HILL MINES NEW
THO	THOR INDUSTRIES INC
THOR	THORATEC CORPORATION
THR	THERMON GROUP HOLDINGS INC
THRD	TF FINANCIAL CORP
THRM	GENTHERM INC
THRX	THERAVANCE INC

THS	TREEHOUSE FOODS INC
THST	TRUETT-HURST INC. (A)
THTI	THT Heat Transfer Tech Inc.
TI	TELECOM ITALIA S P A
TI/A	TELECOM ITALIA
TIBX	TIBCO SOFTWARE INC
TICC	TICC CAPITAL CORP
TIF	TIFFANY & CO NEW
TIGR	TIGERLOGIC CORP
TIK	TEL INSTRUMENT ELECTRONICS N
TILE	INTERFACE INC
TILT	FLEXSHARES MORNINGSTAR US MRKT FACTORS
TINY	HARRIS & HARRIS GROUP INC
TIP	ISHARES BARCLAYS TIPS BD
TIPZ	PIMCO BROAD U.S. TIPS ETF
TIS	ORCHIDS PAPER PRODUCTS CO
TISA	TOP IMAGE SYSTEMS LTD
TISI	TEAM INC
TITN	TITAN MACHINERY INC
TIVO	TIVO INC
TJX	TJX COMPANIES INC
TK	TEEKAY CORPORATION
TKC	TURKCELL ILETISIM HIZMETLERI NEW
TKF	TURKISH INVT FUND INC
TKMR	TEKMIRA PHARMCEUTICALS CORP
TKR	TIMKEN CO
TLAB	TELLABS INC
TLF	TANDY LEATHER FACTORY INC
TLH	ISHARES BARCLAYS 10-20 YEAR TRE
TLI	LMP CORP LOAN FD INC
TLK	PT TELEKOMUNIKASI INDONESIA
TLL	PRO SH ULTRA SHRT TELECOM
TLLP	TESORO LOGISTICS LP
TLM	TALISMAN ENERGY INC
TLO	SPDR BARCLAYS LONG TERM TREA ETF
TLP	TRANSMONTAIGNE PARTNERS
TLR	TIMBERLINE RESOURCES CORP
TLT	ISHARES BARCLAYS 20+YR TREA BD
TLTD	FLEXSH MRNGST DEV MKT EX US FACT
TLTE	FLEXSH MRNGST EMG MKT FACT TILT
TLYS	TILLYS INC
TM	TOYOTA MOTOR CORP
TMF	DIREX DAILY 20 PLUS YR TR BULL 3X (AXTWE
TMG	TAYLOR & MARTIN GROUP INC
TMH	TEAM HEALTH HLDGS INC
TMHC	TAYLOR MORRISON HOME CORP
TMK	TORCHMARK CORP

TMK/PRB	TORCHMARK CAP
TMNG	MANAGEMENT NTWK GRP INC (THE)
TMO	THERMO FISHER SCIENTIFIC INC
TMP	TOMPKINS FINANCIAL CORPORATION
TMS	TMS INTERNATIONAL CORP
TMUS	T-MOBILE US INC
TMV	DIREX DAILY 20 PLUS YR TR BEAR 3X (AXTWE
TMW	SPDR DJ TOTAL MKT
TNA	DIREX DLY SMALL CAP BULL 3X
TNAV	TELENAV INC
TNC	TENNANT CO
TNDQ	RBS NASDAQ 100 TRENDPILOT ETN
TNGO	TANGOE INC
TNH	TERRA NITROGEN CO LP
TNK	TEEKAY TANKERS LTD
TNP	TSAKOS ENERGY NAVIGATION LTD
TNP/PRB	TSAKOS ENERGY NAVIGATION LTD 8.00% (B)
TOF	TOFUTTI BRANDS INC
TOFC	TOWER FINANCIAL CORP
TOK	ISHARES MSCI KOKUSAI FUND
TOL	TOLL BROS INC
TOO	TEEKAY OFFSHORE PRTNRS L.P.
TOO/PRA	TEEKAY OFFSHORE PARTNERS 7.25% PFD SR A
TOPS	TOP SHIPS INC
TORM	TOR MINERALS INTL INC NEW
TOT	TOTAL S A
TOTS	DIREXION DAILY TOTAL MARKET BEAR 1X SH
TOWN	TOWNE BANK (VA)
TOWR	TOWER INTERNATIONAL INC
TPC	TUTOR PERINI CORP
TPGI	THOMAS PROPERTIES GROUP INC
TPH	TRI POINTE HOMES INC
TPI	TIANYIN PHARMACEUTICAL CO
TPL	TEXAS PAC LAND TR
TPLM	TRIANGLE PETROLEUM CORP (DELAWARE)
TPS	PROSHARES ULTRASHORT TIPS
TPX	TEMPUR-PEDIC INT'L INC
TPZ	TORTOISE PWR & ENERGY INFRA
TQNT	TRIQUINT SEMICONDUCTOR
TQQQ	PROSHARES ULTRAPRO QQQ
TR	TOOTSIE ROLL INDS INC
TRAK	DEALERTRACK TECHS INC
TRC	TEJON RANCH COMPANY
TREE	TREE.COM, INC.
TREX	TREX COMPANY INC
TRF	TEMPLETON RUSSIA AND EAST EUR
TRGP	TARGA RESOURCES CORP

TRGT	TARGACEPT INC
TRI	THOMSON REUTERS CORP
TRIB	TRINITY BIOTECH PLC
TRIO	TRIO MERGER CORP
TRIP	TRIPADVISOR INC
TRIT	TRI-TECH HOLDING INC
TRK	SPEEDWAY MOTORSPORTS INC
TRLA	TRULIA INC
TRLG	TRUE RELIGION APPAREL INC
TRMB	TRIMBLE NAV LTD LTD
TRMD	TORM A/S
TRMK	TRUSTMARK CORP
TRN	TRINITY INDUSTRIES INC
TRND	RBS US LG CAP TRND PT EX TR NT 12/7/40
TRNM	RBS US MID CAP TRENDPILOT 1/25/41
TRNO	TERRENO REALTY CORP
TRNO/PRA	TERRENO REALTY CORPORATION7.75 % (A)
TRNS	TRANSCAT INC
TRNX	TORNIER NV
TROV	TROVAGENE INC NEW
TROVU	TROVAGENE INC.
TROVW	TROVAGENE INC
TROW	T ROWE PRICE GROUP INC
TROX	TRONOX LTD
TRP	TRANSCANADA CORP HLDG CO
TRQ	TURQUOISE HILL RESOURCES LTD
TRR	TRC COS INC
TRS	TRIMAS CORPORATION
TRST	TRUSTCO BK CORP NY
TRSY	PIMCO BROAD U.S. TREASURY INDEX ETF
TRT	TRIO TECH INTERNATIONAL
TRV	TRAVELERS COS INC (THE)
TRW	TRW AUTOMOTIVE HLDGS CORP
TRX	TANZANIAN ROYALTY EXPLORATION CORP
TS	TENARIS S A
TSBK	TIMBERLAND BANCORP INC
TSC	TRISTATE CAPITAL HOLDINGS INC
TSCO	TRACTOR SUPPLY CO
TSEM	TOWER SEMICONDUCTOR LTD
TSH	TECHE HOLDINGS CO
TSI	TCW STRATEGIC INCOME FD INC
TSL	TRINA SOLAR LIMITED
TSLA	TESLA MOTORS INC
TSM	TAIWAN SEMICONDUCTOR MFG CO
TSN	TYSON FOODS INC
TSO	TESORO CORPORATION
TSON	TRANS1 INC.

TSPT	TRANSCEPT PHARMACEUTICALS INC
TSRA	TESSERA TECHNOLOGIES INC
TSRE	TRADE STREET RESIDENTIAL INC
TSRI	TSR INC
TSRO	TESARO INC
TSRX	TRIUS THERAPEUTICS INC
TSS	TOTAL SYS SVC INC
TST	THESTREET INC
TSTC	TELESTONE TECHNOLOGIES CORP
TSU	TIM PARTICIPACOES S A
TSYS	TELECOMMUNICATIONS SYS INC
TTC	TORO CO
TTEC	TELETECH HOLDINGS INC
TTEK	TETRA TECH INC
TTF	THAI FD
TTFS	TRIMTABS FLOAT SHRINK ETF
TTGT	TECHTARGET INC
TTHI	TRANSITION THERAPEUTICS INC
TTI	TETRA TECH INC DELAWARE
TTM	TATA MOTORS LTD
TTMI	TTM TECHNOLOGIES INC
TTP	TORTOISE PIPELINE & ENERGY FD INC
TTPH	TETRAPHASE PHARMACEUTICALS INC
TTS	TILE SHOP HOLDINGS INC
TTT	PROSHARES ULTRAPRO SHORT 20+ YEAR TREA
TTTM	T3 MOTION INC NEW
TTTM/WSW	T3 MOTION INC. (I) 5/13/2016
TTTM/WSZ	T3 MOTION INC (H) 5/13/13
TTWO	TAKE TWO INTERACTIVE SOFTWARE
TU	TELUS CORPORATION
TUC	MAC GRAY CORP
TUES	TUESDAY MORNING CORP
TUMI	TUMI HOLDINGS INC
TUP	TUPPERWARE BRANDS CORP
TUR	ISHARES MSCI TURK INVMKT
TUZ	PIMCO 1-3 YR U.S. TR IDX FD ETF
TV	GRUPO TELEVISA S A
TVC	TENNESSEE VALLEY AUTHORITY
TVE	TENNESSEE VALLEY AUTHORITY
TVIX	VELOCITYSHARES DAILY 2X VIX SHORT TERM
TVIZ	VELOCITYSHARES DAILY 2X VIX MEDIUM TERM
TVL	LIN TV CORP
TW	TOWERS WATSON & CO
TWC	TIME WARNER CABLE INC (NEW)
TWER	TOWERSTREAM CORPORATION
TWGP	TOWER GROUP INTERNATIONAL LTD
TWI	TITAN INTL INC

TWIN	TWIN DISC INC
TWM	PROSHARES ULTRA SH 2000
TWMC	TRANS WORLD ENTERTAINMENT
TWN	TAIWAN FUND INC
TWO	TWO HARBORS INVESTMENT CORP
TWO/WS	TWO HARBORS INVESTMENT CORP.
TWQ	PROSH ULTRASHRT RUSSELL 3000 NEW
TWTC	TW TELECOM INC
TWTI	RBS OIL TRENDPILOT EXCHANGE TRADED NOTES
TWX	TIME WARNER INC NEW
TX	TERNIUM SA
TXCC	TRANSWITCH CORP NEW
TXI	TEXAS INDUSTRIES INC
TXMD	TherapeuticsMD INC
TXN	TEXAS INSTRUMENTS INC
TXRH	TEXAS ROADHOUSE INC
TXT	TEXTRON INC
TY	TRI CONTINENTAL CORP
TY/PR	TRI CONTINENTAL CORP
TYBS	DIREXION DLY 20 PLUS YR TR BEAR 1X SHS
TYC	TYCO INTL LTD NEW
TYD	DIREX DAILY 7-10 YR TREA BULL 3X (AXSVTN
TYG	TORTOISE ENERGY INFRA
TYG/PRB	TORTOISE ENERGY 4.375% PFD B 12/31/27
TYL	TYLER TECHNOLOGIES INC
TYN	TORTOISE NORTH AME ENGY CORP
TYNS	DIREXION DLY 7-10 YEAR TREA BEAR 1X SHS
TYO	DIREX DAILY 10 YR TREA BR 3X
TYPE	MONOTYPE IMAGING
TYY	TORTOISE ENERGY CAP CORP
TYY/PRC	TORTOISE ENERGY CAP CP 3.95% PFD C 5/18
TZA	DIREXION DLY SMALL CAP BEAR 3X
TZD	ISHRS S&P TRGT DATE 2010 IDX
TZE	ISHRS S&P TRGT DATE 2015 IDX
TZF	BEAR STEARNS DEPOSITOR INC
TZG	ISHRS S&P TRGT DATE 2020 IDX
TZI	ISHRS S&P TRGT DATE 2020 IDX
TZL	ISHRS S&P TRGT DATE 2030 IDX
TZO	ISHRS S&P TRGT DATE 2035 IDX
TZOO	TRAVELZOO INC
TZV	ISHRS S&P TRGT DATE 2040 IDX
TZW	ISHARES S&P TARGET DATE 2045 INDEX FD
TZY	ISHARES S&P TARGET DATE 2050 INDEX FD
TZYM	TRANZYME INC
UA	UNDER ARMOUR INC
UACL	UNIVERSAL TRUCKLOAD SVCS INC
UAG	E-TRACS UBS BLOOMBG CMCI AG

UAL	UNITED CONTINENTAL HOLDINGS INC
UAM	UNIVERSAL AMERICAN CORP NEW
UAMY	U S ANTIMONY CORP
UAN	CVR PARTNERS LP
UBA	URSTADT BIDDLE PPTYS INC
UBC	E-TR UBS BLMBG CMCI LIVSTK
UBCP	UNITED BANCORP INC OH
UBFO	UNITED SECURITY BANKSHARES
UBG	E-TR UBS BLMBG CMCI GOLD
UBIC	UBIC INC.
UBM	E-TR UBS BLMBG CMCI IND MET
UBN	E-TR UBS BLMBG CMCI ENERGY
UBNK	UNITED FIN BANCORP INC.
UBNT	UBIQUITI NETWORKS, INC
UBOH	UNITED BANCSHARES INC (OH)
UBP	URSTADT BIDDLE PPTYS INC
UBP/PRD	URSTADT BIDDLE PPTYS INC
UBP/PRF	URSTADT BIDDLE PROPERTIES INC 7.125% (F)
UBPS	UNIVERSAL BUSINESS PAYMENT SOLUTIONS ACQ
UBR	PROSHARES ULTRA MSCI BRAZIL CAPPED
UBS	UBS AG NEW
UBS/PRD	UBS PREFERRED FDG TR IV
UBSH	UNION FRST MKT BANKSH CORP
UBSI	UNITED BANKSHARES INC WV
UBT	PROSHARES ULTRA 20 PLUS YR TR
UCBA	UNITED COMMUNITY BANCORP
UCBI	UNITED COMMUNITY BANKS INC NEW
UCC	PROSHARES ULTRA CONSUMER SV
UCD	PROSHS ULTRA DJ-UBS COMMOD
UCFC	UNITED COMMUNITY FINL CORP
UCI	E-TRACS UBS BLOOMBERG CMCI
UCO	PROSHS ULTRA DJ-UBS CRUD OIL
UCTT	ULTRA CLEAN HOLDINGS, INC.
UDN	PWR SH DB US $ IND BEAR FD
UDNT	POWERSHARES DB 3X SHORT US DOLLAR INDEX
UDOW	PROSHARES ULTRAPRO DOW30
UDR	UDR INC
UEC	URANIUM ENERGY CORP
UEIC	UNIVERSAL ELECTRONICS INC
UEPS	NET 1 UEPS TECHNOLOGIES
UFCS	UNITED FIRE GROUP INC
UFI	UNIFI INC
UFPI	UNIVERSAL FOREST PRODUCTS
UFPT	UFP TECHNOLOGIES INC
UFS	DOMTAR INC (NEW)
UG	UNITED GUARDIAN INC
UGA	UNITED STATES GASOLINE FUND

UGAZ	VELOCITYSHARES 3X LONG NATURAL GAS
UGE	PROSHARES ULTRA CONSUMER GOODS
UGEM	EGSHARES UTILITIES GEMS ETF
UGI	UGI CORP NEW
UGL	PROSHARES ULTRA GOLD
UGLD	VLCTY SHS 3X LG GLD ETN LNK S&P GSCI GLD
UGP	ULTRAPAR PARTICIPACOES SA
UHAL	AMERCO
UHN	UNITED STATES DIESEL HEATING OIL FD
UHS	UNIVERSAL HEALTH SVR INC
UHT	UNIVERSAL HLTH RLTY INCM
UIHC	UNITED INSURANCE HLDGS CORP
UIL	UIL HOLDING CORP
UINF	PROSH ULTRAPRO 10 YEAR TIPS/TSY SPREAD
UIS	UNISYS CORP
UIS/PRA	UNISYS CORP 6.25% PFD A 3/1/14
UJB	PROSHARES ULTRA HIGH YIELD
UKF	PROSHARES ULTRA RUSL 1000 GR
UKK	PROSHARES ULTRA RUSL2000 GRW
UKW	PROSHARES ULTRA RUSL MDCP GR
UL	UNILEVER PLC NEW
ULBI	ULTRALIFE CORPORATION
ULE	PROSHARES ULTRA EURO
ULGX	UROLOGIX INC
ULTA	ULTA SALON, COSM&FRAG INC
ULTI	ULTIMATE SOFTWARE GROUP INC
ULTR	ULTRAPETROL (BAHAMAS) LTD
UMBF	UMB FINANCIAL CORP
UMC	UNITED MICROELECTRONICS NEW
UMDD	PROSHARES ULTRAPRO MIDCAP400
UMH	UMH PROPERTIES INC
UMH/PRA	UMH PROPERTIES INC 8.25% PFD SER A
UMPQ	UMPQUA HLDGS CORP
UMX	PROSHARES ULTRA MSCI MEXICO CAPPED IMI
UN	UNILEVER NV NEW
UNAM	UNICO AMER CORP
UNB	UNION BANKSHARES INC
UNF	UNIFIRST CORP
UNFI	UNITED NATURAL FOODS INC
UNG	UNITED STATES NAT GAS FUND
UNH	UNITEDHEALTH GROUP INC
UNIS	UNILIFE CORP
UNL	UNITED STATES 12 MONTH NAT GAS
UNM	UNUM GROUP
UNP	UNION PACIFIC CORP
UNS	UNS ENERGY CORP
UNT	UNIT CORP

UNTD	UNITED ONLINE INC
UNTK	UNITEK GLOBAL SERVICES INC.
UNTY	UNITY BANCORP INC
UNXL	UNI-PIXEL INC
UOIL	VELOCITYSHARESTM 3X LONG BRENT CRUDE
UPG	UNIVERSAL POWER GROUP INC
UPI	UROPLASTY INC
UPIP	UNWIRED PLANET INC
UPL	ULTRA PETROLEUM CORP
UPRO	PROSHARES ULTRAPRO S&P 500
UPS	UNITED PARCEL SVC INC
UPV	PROSHARES ULTRA EUROPE
UPW	PROSHARES ULTRA UTILITIES
UQM	UQM TECHNOLOGIES INC
URA	GLOBAL X URANIUM ETF
URBN	URBAN OUTFITTERS INC
URE	PROSHARES ULTRA REAL EST
URG	UR-ENERGY INC
URI	UNITED RENTALS INC
URR	MARKET VECTORS DBLE LNG ETN
URRE	URANIUM RESOURCES INC NEW
URS	URS CORP NEW
URTH	ISHARES MSCI WORLD INDEX FUND
URTY	PROSHARES ULTRAPRO RUSSELL2000
URZ	URANERZ ENERGY CORP
USA	LIBERTY ALL STAR EQU FD
USAC	USA COMPRESSION PARTNERS LP
USAG	UNITED STATES AGRICULTURAL FUND
USAK	USA TRUCK INC
USAP	UNIVERSAL STAINLESS & ALLOY
USAT	USA TECHNOLOGIES INC
USATP	USA TECHNOLOGIES INC
USATZ	USA TECHNOLOGIES INC
USB	US BANCORP NEW
USB/PRA	U.S. BANCORP DEL
USB/PRH	U.S. BANCORP
USB/PRM	U.S. BANCORP DEL DEP SHS 1/1000TH PFD F
USB/PRN	US BANCORP DEL DEP SH REP 1/1000TH PFD G
USB/PRO	US BANCORP DEP SHS 1/1000TH PFD SER H
USBI	UNITED SECURITY BANCSHRS INC
USCI	UNITED STATES COMMODITY INDEX FUND
USCR	U S CONCRETE INC
USD	PROSHARES ULTRA SEMICONDU
USEG	US ENERGY CORP WY
USG	USG CORP
USL	UNITED STATES 12 MO OIL FUND
USLM	US LIME & MINERALS

USLV	VLCTY SHS 3X LG SLVR LNK S&P GSCI SLV ER
USM	US CELLULAR CORP
USMD	USMD HOLDINGS INC.
USMI	UNITED STATES METALS INDEX FUND
USMO	USA MOBILITY INC
USMV	ISHARES MSCI USA MINIMUM VOLATILITY INDX
USNA	HEALTH SCIENCES INC
USO	UNITED STATES OIL FUND
USPH	US PHYSICAL THERAPY INC
UST	PROSHARES ULTRA 7-10 YR TR
USTR	UNITED STATIONERS INC
USU	USEC INC
USV	E-TRACS UBS BLMBG CMCI SIL
UTEK	ULTRATECH INC
UTF	COHEN & STEERS INFRASTRUCTURE FD
UTG	REAVES UTILITY INC TR
UTHR	UNITED THERAPEUTICS CORP
UTI	UNIVERSAL TECHNICAL INSTIT
UTIW	UTI WORLDWIDE INC
UTL	UNITIL CORP
UTMD	UTAH MEDICAL PRODUCTS INC
UTSI	UTSTARCOM HOLDINGS CORP
UTX	UNITED TECHNOLOGIES CORP
UTX/PRA	UNITED TECHNOLOGIES CORP
UUP	PWR SH DB US $ IND BULL FD
UUPT	POWERSHARES DB 3X LONG US DOLLAR INDEX
UUU	UNIVERSAL SECURITY INSTR INC
UVE	UNIVERSAL INSURANCE HOLDINGS
UVG	PROSHARES ULTRA RUSL 1000 VL
UVSP	UNIVEST CORP OF PA
UVT	PROSHARES ULTRA RUSL2000 VAL
UVU	PROSHARES ULTRA RUSL MDCP VL
UVV	UNIVERSAL CORP VA
UVXY	PROSH ULTRA VIX SHORT-TERM FUTURES ETF
UWC	PROSH ULTRA RUSSELL 3000
UWM	PRO SHARES ULTRA RUS 2000
UWN	NEVADA GOLD & CASINOS INC
UWTI	VELOCITYSHARES 3X LONG CRUDE
UXI	PROSHARES ULTRA INDUSTRI
UXJ	PROSHARES ULTRA MSCI PACIFIC EX-JAPAN
UYG	PROSHARES ULTRA FINANCIALS
UYM	PROSHARES ULTRA BASIC MATERI
UZA	UNITED STATES CELLULAR CP 6.95% 6/15/60
V	VISA INC.
VAC	MARRIOTT VACATIONS WORLDWIDE CORP
VAL	VALSPAR CORP
VALE	VALE S.A.

VALE/P	COMPANHIA VALE DO RIO DOCE PREF
VALU	VALUE LINE INC
VALV	SHENGKAI INNOVATIONS INC
VAR	VARIAN MEDICAL SYSTEMS INC
VASC	VASCULAR SOLUTIONS INC
VAW	VANGUARD MATERIALS ETF
VB	VANGUARD SMALL CAP ETF
VBF	BENEFIT INTEREST INVESCO BD FD
VBFC	VILLAGE BANK & TRUST FINANCIAL CP
VBK	VANGUARD SML-CAP GRWTH ETF
VBR	VANGUARD SM CAP VALUE ETF
VC	VISTEON CORPORATION
VCBI	VIRGINIA COMMERCE BANCORP
VCF	DELAWARE INV COLORADO MUNI INC FD INC
VCI	VALASSIS COMMUNICATIONS INC
VCIT	VANGUARD INTERMEDIATE-TERM CORP BOND ETF
VCLK	VALUECLICK INC
VCLT	VANGUARD LONG-TERM CORPORATE BOND
VCO	VINA CONCHA Y TORO S A
VCR	VANGUARD CONSUMER DIS ETF
VCRA	VOCERA COMMUNICATIONS INC
VCSH	VANGUARD SHORT-TERM CORPORATE BOND ETF
VCV	INVESCO CALIF VALUE MUN INCOME TR
VDC	VANGUARD CONSUMERS STPLES ETF
VDE	VANGUARD ENERGY ETF
VDSI	VASCO DATA SECURITY INTL INC
VE	VEOLIA ENVIRONNEMENT
VEA	VANGUARD MSCI EAFE ETF
VECO	VEECO INSTRUMENTS INC
VEGA	ADVISORSHARES STAR GLOBAL BUY-WRITE ETF
VEGI	ISHARES MSCI GLOBAL AGRICULTURE PRODUCER
VEL/PRE	VIRGINIA EL & PWR 5.00 PFD
VELT	VELTI PLC
VET	VERMILION ENERGY INC
VEU	VANGUARD FTSE ALL-WRD EX-US
VFC	VF CORP
VFH	VANGUARD FINANCIALS ETF
VFL	DELAWARE INVMT NATL MUNI INCM FD
VG	VONAGE HOLDINGS CORP
VGEM	EGSHARES CONSUMER SERVICES GEMS ETF
VGI	VIRTUS GLOBAL MULTI-SECTOR INCOME FD
VGIT	VANGUARD INTERMEDIATE-TERM GOV BOND ETF
VGK	VANGUARD FTSE EUROPE ETF
VGLT	VANGUARD LONG-TERM GOVERNMENT BOND ETF
VGM	BENEFIT INT INVESCO INVT GRADE MUNIS
VGR	VECTOR GROUP LTD
VGSH	VANGUARD SHRT-TERM GOVERNMENT BD

VGT	VANGUARD INFO TECH ETF
VGZ	VISTA GOLD CORP NEW
VHC	VIRNETX HOLDING CORP
VHI	VALHI INC NEW
VHS	VANGUARD HEALTH SYSTEMS INC
VHT	VANGUARD HEALTH CARE ETF
VIA	VIACOM INC NEW CL A
VIAB	VIACOM INC
VIAS	Viasystems Group Inc
VICL	VICAL INC
VICR	VICOR CORP
VIDE	VIDEO DISPLAY CORP
VIFL	FOOD TECHNOLOGY SERVICES INC
VIG	VANGUARD DIVND APPRECIATION ETF
VII	VICON INDS INC
VIIX	VELOCITYSHARES VIX SHORT TERM ETN
VIIZ	VELOCITYSHARES VIX MEDIUM TERM ETN
VIMC	VIMICRO INT'L CORP
VIOG	VANGUARD S&P SM-CP 600 GR
VIOO	VANGUARD S&P SMALL-CAP 600 ETF
VIOV	VANGUARD S&P SM-CP 600 VAL
VIP	VIMPELCOM LTD
VIPS	VIPSHOP HOLDINGS LTD
VIRC	VIRCO MANUFACTURING CORPORATION
VIS	VANGUARD INDUSTRIAL ETF
VISN	VISIONCHINA MEDIA INC
VITC	VITACOST.COM INC
VIV	Telefonica Brasil S.A.
VIVO	MERIDIAN BIOSCIENCE INC
VIXH	FIRST TRUST CBOE S&P 500 VIX TAIL HEDGE
VIXM	PROSHARES VIX MID-TERM FUTURES ETF
VIXY	PROSHARES VIX SHORT-TERM FUTURES ETF
VKI	INVESCO ADVANTAGE MUNICIPAL INCOME TR II
VKQ	BENEFIT INTEREST INVESCO MUNI TR
VLCCF	KNIGHTSBRIDGE TANKERS LTD
VLGEA	VILLAGE SUPER MKT INC
VLO	VALERO ENERGY CORP
VLT	BENEFIT INTEREST INVESCO HI INCOME TR II
VLTC	VOLTARI CORPORATION
VLTR	VOLTERRA SEMICONDUCTOR CORP
VLU	SPDR S&P 1500 VALUE TILT ETF
VLUE	ISHARES MSCI USA VALUE FACTOR ETF
VLY	VALLEY NATL BANCORP
VLY/PRA	VNB CAPITAL TRUST I
VLY/WS	VALLEY NATL BANCORP
VLYWW	VALLEY NATIONAL BANCORP
VMBS	VANGUARD MORTGAGE-BACKED SECURITIES ETF

VMC	VULCAN MATERIALS CO
VMED	VIRGIN MEDIA INC
VMI	VALMONT INDS INC
VMM	DEL INV MINN MUN INC FD II INC
VMO	BENEFIT INTEREST INVESCO MUNI OPPTY TR
VMW	VMWARE INC
VNDA	VANDA PHARMACEUTICALS INC
VNET	21VIANET GROUP INC
VNM	MARKET VECTORS VIETNAM ETF
VNO	VORNADO REALTY TRUST
VNO/PRG	VORNADO REALTY TRUST
VNO/PRI	VORNADO REALTY TRUST
VNO/PRJ	VORNADO REALTY TRUST 6.875% (J)
VNO/PRK	VORNADO REALTY TRUST 5.75% (K)
VNO/PRL	VORNADO REALTY TRUST 5.40% (L)
VNOD	VORNADO REALTY L P
VNQ	VANGUARD REIT ETF
VNQI	VANGUARD GLOBAL EX-U.S. REAL ESTATE ETF
VNR	VANGUARD NATURAL RESOURCES LLC
VNTV	VANTIV INC
VO	VANGUARD MID-CAP ETF
VOC	VOC ENERGY TRUST
VOCS	VOCUS INC
VOD	VODAFONE GROUP PLC
VOE	VANGUARD MID CAP VALUE ETF
VOLC	VOLCANO CORPORATION
VONE	VANGUARD RUSSELL 1000 ETF
VONG	VANGUARD RUSSELL 1000 GROWTH ETF
VONV	VANGUARD RUSSELL 1000 VALUE ETF
VOO	VANGUARD S&P 500 ETF
VOOG	VANGUARD S&P 500 GROWTH ETF
VOOV	VANGUARD S&P 500 VALUE ETF
VOT	VANGUARD MID CAP GROWTH ETF
VOX	VANGUARD TELE SVCS ETF
VOXX	VOXX INTL CORP
VOYA	ING U.S. INCORPORATED
VPFG	VIEWPOINT FIN GROUP
VPG	VISHAY PRECISION GROUP INC
VPHM	VIROPHARMA INC
VPL	VANGUARD FTSE PACIFIC ETF
VPRT	VISTAPRINT NV
VPU	VANGUARD UTILITIES ETF
VPV	BENEFIT INTEREST INVESCO PA VAL MUNI INC
VQT	BARCLAYS ETN+ S&P VEQTOR ETN
VR	VALIDUS HOLDINGS LTD
VRA	VERA BRADLEY INC
VRD	SPDR NUV S&P VRDO MUNI BD ETF

VRML	VERMILLION INC
VRNG	VRINGO INC
VRNGW	VRINGO INC
VRNM	VERENIUM CORPORATION
VRNT	VERINT SYSTEMS INC
VRS	VERSO PAPER CORP
VRSK	VERISK ANALYTICS INC
VRSN	VERISIGN INC
VRTA	VESTIN REALTY MORTGAGE I INC
VRTB	VESTIN REALTY MORTGAGE II
VRTS	VIRTUS INVESTMENT PRTNRS INC
VRTU	VIRTUSA CORP
VRTX	VERTEX PHARMACEUTICALS
VRX	VALEANT PHARMACEUTICALS INTL INC CDA
VSAT	VIASAT INC
VSBN	VSB BANCORP INC (NY)
VSCI	VISION SCIENCES INC
VSCP	VIRTUALSCOPICS INC
VSEC	VSE CORP
VSH	VISHAY INTERTECHNOLOGY INC
VSI	VITAMIN SHOPPE INC
VSPY	DIREXION S&P 500 DRRC VOLATILITY RESP SH
VSR	VERSAR INC
VSS	VG FTSE ALL-WR EX US SM CP
VSTM	VERASTEM INC
VT	VANGUARD TOTAL WRLD STK ETF
VTA	BENEFIT INTEREST INVESCO DYNAMIC CRED OP
VTG	VANTAGE DRILLING COMPANY
VTHR	VANGUARD RUSSELL 3000 ETF
VTI	VANGUARD TTL STK MKT ETF
VTIP	VANGUARD SHORT-TERM INF PROTECT SEC INDX
VTN	BENEFIT INT INVESCO TR INV GRD NY MUNIS
VTNC	VITRAN CORPORATION INC
VTNR	VERTEX ENERGY INC
VTR	VENTAS INC
VTRB	VENTAS REALTY VENTAS 5.45% NTS 3/15/43
VTSS	VITESSE SEMICOND CORP
VTUS	VENTRUS BIOSCIENCES, INC
VTV	VANGUARD VALUE ETF
VTWG	VANGUARD RUSSELL 2000 GROWTH ETF
VTWO	VANGUARD RUSSELL 2000 ETF
VTWV	VANGUARD RUSSELL 2000 VALUE ETF
VUG	VANGUARD GROWTH ETF
VV	VANGUARD LARGE-CAP ETF
VVC	VECTREN CORP
VVI	VIAD CORP NEW
VVR	INVESCO SENIOR INCOME TRUST

VVTV	VALUEVISION MEDIA INC
VVUS	VIVUS INC
VWO	VANGUARD FTSE EMERGING MARKETS ETF
VXF	VANGUARD EXTENDED MARKET ETF
VXUS	VANGUARD TOTAL INTERNATIONAL STOCK ETF
VXX	IPATH S&P 500 VIX SH-TM FT
VXZ	IPATH S&P 500 VIX MD-TM FT
VYFC	VALLEY FINL CORP
VYM	VANGUARD HIGH DIV YIELD
VZ	VERIZON COMMUNICATIONS INC
WAB	WABTEC
WABC	WESTAMERICA BANCORP
WAC	WALTER INVT MGMT CORP
WAFD	WASHINGTON FEDERAL INC
WAFDW	WASHINGTON FEDERAL INC
WAG	WALGREEN CO
WAGE	WAGEWORKS INC
WAIR	WESCO AIRCRAFT HOLDINGS INC
WAL	WESTERN ALLIANCE BANCORP
WASH	WASHINGTON TR BANCORP INC
WAT	WATERS CORP
WAVX	WAVE SYSTEMS CORP
WAYN	WAYNE SAVINGS BANCSHARES INC
WBB	WESTBURY BANCORP INC
WBC	WABCO HOLDINGS INC
WBCO	WASHINGTON BANKING COMPANY
WBK	WESTPAC BKG CORP
WBKC	WOLVERINE BANCORP INC
WBMD	WEBMD HEALTH CORP
WBS	WEBSTER FIN CORP WATERBURY
WBS/PRE	WEBSTER FINL CP DEP SH 1/1000TH 6.4% PFD
WBS/WS	WEBSTER FINL CORP WATERBURY 11/21/18
WBSN	WEBSENSE INC
WCC	WESCO INTERNATIONAL INC
WCG	WELLCARE HEALTH PLANS INC
WCN	WASTE CONNECTIONS INC
WCRX	WARNER CHILCOTT PLC (A)
WD	WALKER & DUNLOP INC
WDAY	WORKDAY INC
WDC	WESTERN DIGITAL CORP
WDFC	WD 40 CO
WDR	WADDELL & REED FINANCIAL INC
WDTI	WT MANAGED FUTURES
WEA	WESTERN ASSET PREMIER BD FD
WEAT	TEUCRIUM WHEAT FUND
WEBK	WELLESLEY BANCORP INC
WEBM	WEBMEDIABRANDS INC

WEC	WISCONSIN ENERGY CORP
WEET	IPATH PURE BETA GRAINS ETN 4/18/41
WEN	WENDY'S COMPANY
WERN	WERNER ENTRPS INC
WES	WESTERN GAS PARTNERS, LP
WETF	WISDOM TREE INVESTMENTS INC
WEX	WEX INC
WEYS	WEYCO GRP INC
WF	WOORI FINANCE HLDGS CO LTD
WFBI	WASHINGTONFIRST BANKSH INC.
WFC	WELLS FARGO & CO NEW
WFC/PRJ	WELLS FARGO & CO
WFC/PRL	WELLS FARGO & CO 7.5% PFD CL A SER L
WFC/PRN	WELLS FARGO & COMPANY (A) SR N
WFC/PRO	WELLS FARGO 1/1000TH DEP SH CL A SER O
WFC/PRP	WELLS FARGO & COMPANY (P)
WFC/WS	WELLS FARGO & CO NEW
WFD	WESTFIELD FINANCIAL INC
WFM	WHOLE FOODS MKT INC
WFR	MEMC ELECTRONIC MATERIALS
WFT	WEATHERFORD INTL LTD
WG	WILLBROS GROUP INC (DEL)
WGA	WELLS GARDNER ELECTRS CORP
WGL	WGL HLDGS INC HLDG CO
WGO	WINNEBAGO INDS INC
WGP	WESTERN GAS EQUITY PARTNERS LP
WH	WSP HOLDINGS LTD
WHF	WHITEHORSE FINANCE INC
WHG	WESTWOOD HLDGS GROUP INC
WHLR	WHEELER REAL ESTATE INVESTMENT TRUST INC
WHR	WHIRLPOOL CORP
WHX	WHITING USA TRUST I
WHZ	WHITING USA TRUST II
WIA	WESTERN ASSET CLAYMORE INFL-LK
WIBC	WILSHIRE BANCORP INC
WIFI	BOINGO WIRELESS INC
WILC	G. WILLI FOOD INTL LTD
WILN	WI LAN INC.
WIN	WINDSTREAM CORP
WINA	WINMARK CORP
WIP	SPDR DB INTL GOV INF-PROT BD
WIRE	ENCORE WIRE CORP
WIT	WIPRO LTD
WITE	ETFS WHITE METALS BASKET TRUST
WIW	WESTN ASSET/CLAYMORE INFLK OPP&INC
WLB	WESTMORELAND COAL CO
WLBPZ	WESTMORELAND COAL CO

WLDN	WILLDAN GROUP INC
WLFC	WILLIS LEASE FINANCIAL CORP
WLH	WILLIAM LYON HOMES
WLK	WESTLAKE CHEMICAL CORP
WLL	WHITING PETROLEUM CORP
WLL/PRA	WHITING PETE CORP NEW
WLP	WELLPOINT INC
WLT	WALTER ENERGY INC
WM	WASTE MANAGEMENT INC
WMAR	WEST MARINE INC
WMB	WILLIAMS COS INC
WMC	WESTERN ASSET MORTGAGE CAPITAL CORP
WMCR	WILSHIRE MICRO-CAP ETF
WMGI	WRIGHT MEDICAL GROUP INC
WMGIZ	WRIGHT MEDICAL GROUP INC.
WMK	WEIS MKTS INC
WMS	WMS INDS INC
WMT	WAL MART STORES INC
WMW	ELEMENTS ETN-MRNSTR WD MOAT FC TR
WNA/PR	WACHOVIA PREFERRED FDG CORP
WNC	WABASH NATL CORP
WNR	WESTERN REFINING, INC
WNS	WNS HOLDINGS LTD
WOOD	ISH S&P GL TIMBER & FOREST INDEX FUND
WOOF	VCA ANTECH INC
WOR	WORTHINGTON INDS INC
WPC	W. P. CAREY INC REIT
WPCS	WPCS INTERNATIONAL INC
WPO	WASHINGTON POST CO
WPP	WAUSAU PAPER CORP
WPPGY	WPP PLC
WPRT	WESTPORT INNOVATIONS INC
WPS	ISHARES TR S&P WLD EX-US PTY
WPX	WPX ENERGY INC
WPZ	WILLIAMS PARTNERS LTD
WR	WESTAR ENERGY INC
WRB	W.R BERKLEY CORP
WRB/PRB	W.R. BERKLEY CP 5.625% DEBS 4/30/53
WRD	WEINGARTEN REALTY INVESTORS
WRE	WASHINGTON REAL ESTATE INVT
WREI	WILSHIRE US REIT
WRES	WARREN RESOURCES INC
WRI	WEINGARTEN REALTY INVESTORS
WRI/PRF	WEINGARTEN REALTY
WRLD	WORLD ACCEPTANCE CORP
WRLS	TELULAR CORP NEW
WRN	WESTERN COPPER & GOLD CORP

WRT	WINTHROP REALTY TR 7.75% NT 8/15/22
WSBC	WESBANCO INC
WSBF	WATERSTONE FINANCIAL, INC
WSCI	WSI INDUSTRIES INC
WSFS	WSFS FINANCIAL CORP
WSFSL	WSFS FINANCIAL CORP 6.25% 9/1/19
WSH	WILLIS GROUP HOLDINGS PUBLIC LTD
WSM	WILLIAMS SONOMA INC
WSO	WATSCO INC
WSO/B	WATSCO INC (B)
WSR	WHITESTONE REIT
WST	WEST PHARMACEUTICAL SVCS INC
WSTC	WEST CORPORATION
WSTG	WAYSIDE TECH GROUP INC
WSTL	WESTELL TECH INC
WTBA	WEST BANCORPORATION
WTFC	WINTRUST FINL CORP
WTFCW	WINTRUST FINANCIAL CORPORATION 12/19/18
WTI	W&T OFFSHORE INC
WTM	WHITE MOUNTAINS GRP BERMUDA
WTR	AQUA AMERICA INC
WTS	WATTS WATER TECHNOLOGIES INC
WTSL	WET SEAL INC (THE)
WTT	WIRELESS TELECOMM GRP INC
WTW	WEIGHT WATCHERS INTL INC NEW
WU	WESTERN UNION CO (THE)
WVFC	WVS FINANCIAL CORP
WVVI	WILLAMETTE VALLEY VINEYARDS
WWAV	WHITEWAVE FOODS CO
WWAV/B	WHITEWAVE FOODS CO
WWD	WOODWARD INC
WWE	WORLD WRESTLING ENTMNT INC
WWW	WOLVERINE WORLD WIDE INC
WWWW	WEB.COM GROUP INC
WX	WUXI PHARMATECH CAYMAN INC
WY	WEYERHAEUSER CO
WYN	WYNDHAM WORLDWIDE CORP
WYNN	WYNN RESORTS LTD
WYY	WIDEPOINT CORPORATION
X	UNITED STATES STEEL CORP
XAA	AMERICAN MUNI INCOME PTFL
XAR	SPDR S&P AEROSPACE & DEFENSE ETF
XBI	SPDR SER TR S&P BIOTECH
XBKS	XENITH BANKSHARES INC
XCO	EXCO RESOURCES INC
XEC	CIMAREX ENERGY CO
XEL	XCEL ENERGY INCORPORATED

XES	SPDR SER TR S&P OIL & GAS EQUIP SVC
XFP	CORP BKD TR CTFS LEHMAN ABS
XFR	CORP BKD TR CTFS LEHMAN ABS
XHB	SPDR SER TR S&P HOMEBUILDERS
XHE	SPDR S&P HEALTH CARE EQUIPMENT ETF
XHS	SPDR S&P HEALTH CARE SERVICES ETF
XIDE	EXIDE TECH NEW
XIN	XINYUAN REAL ESTATE CO LTD
XIV	VELOCITYSHARES DAILY INVERSE VIX SHORT T
XKE	CORP BKD TR CTFS LEHMAN ABS
XKO	CORP BKD TR CTFS LEHMAN ABS
XL	XL GROUP PLC (IRELAND)
XLB	SPDR FD MATERIALS SELECT SECT
XLE	SPDR FD ENERGY
XLF	SPDR FD FINANCIAL
XLG	GUGGENHIEM RUSSELL TOP 50 MEGA CAP ETF
XLI	INDUSTRIAL SELECT SECTOR SPDR
XLK	SPDR FD TECHNOLOGY
XLNX	XILINX INC
XLP	CONSUMER STAPLES SELECT SECTOR SPDR
XLS	EXELIS INC
XLU	SPDR FD UTILITIES
XLV	HEALTHCARE SELECT SECTOR SPDR FUND
XLY	SELECT SCTR SPDR FD CONS DISCR
XME	SPDR SER TR S&P METALS & MINING
XMLV	POWERSHARE S&P MIDCAP LOW VOLATILITY PTF
XMPT	MARKET VECTORS CEF MUNICIPAL INCOME ETF
XNPT	XENOPORT INC
XNY	CHINA XINIYA FASHION LTD
XOM	EXXON MOBIL CORP
XOMA	XOMA CORPORATION
XONE	EXONE COMPANY (THE)
XOOM	XOOM CORPORATION
XOP	SPDR SER TR S&P OIL & GAS EXP & PROD
XOVR	SPDR BOFA MER CROSSOVER CORP BOND ETF
XOXO	XO GROUP INC
XPH	SPDR SER TR S&P PHARMACEUTICAL
XPL	SOLITARIO EXPL & ROYALTY CORP
XPLR	XPLORE TECHNOLOGES CORP
XPO	XPO LOGISTICS INC
XPP	PROSHARES ULTRA FTSE CHINA 25
XRA	EXETER RESOURCES CORP
XRAY	DENTSPLY INTL INC NEW
XRM	XERIUM TECHNOLOGIES INC
XRS	TAL EDUCATION GROUP
XRSC	XRS CORPORATION
XRT	SPDR S&P RETAIL

XRTX	XYRATEX LTD.
XRX	XEROX CORP
XSD	SPDR SER TR S&P SEMICONDUCTOR
XSLV	POWERSHARES S&P SMCAP LOW VOLATILITY PTF
XSW	SPDR S&P SOFTWARE & SERVICES ETF
XTEX	CROSSTEX ENERGY LP
XTL	SPDR S&P TELECOM ETF
XTN	SPDR S&P TRANSPORTATION ETF
XTXI	CROSSTEX ENERGY INC
XUE	XUEDA EDUCATION GROUP
XVG	CORP BKD TR CTFS LEHMAN ABS
XVIX	UBS ETACS LONG SHORT VIX 11/30/2040
XVZ	IPATH S&P 500 DYNAMIC VIX ETN
XWES	WORLD ENERGY SOLTNS INC
XXIA	IXIA
XXV	iPath Inverse S&P 500 VIX Short-Term Fut
XYL	XYLEM INC
Y	ALLEGHANY CORP
YANG	DIREXION DAILY CHINA BEAR 3X SHARES
YAO	CLAYMORE/ALPHASHARES CHINA ALL-CAP ETF
YCL	PROSHARES ULTRA YEN
YCS	PROSHARES ULTRASHORT YEN
YDKN	YADKIN FINANCIAL CORPORATION
YELP	YELP INCORPORATED
YGE	YINGLI GREEN ENERGY HLDG CO
YHOO	YAHOO! INC
YINN	DIREXION DAILY CHINA BULL 3X SHARES
YMLI	YORKVILLE HIGH INCOME INFRASTRUCTURE MLP
YMLP	YORKVILLE HIGH INCOME MLP
YNDX	YANDEX N.V. (A)
YOD	YOU ON DEMAND HOLDINGS INC
YOKU	YOUKU TUDOU INC
YONG	YONGYE INTERNATIONAL, INC
YORW	YORK WATER COMPANY (THE)
YPF	YPF SOCIODAD ANONIMA
YRCW	YRC WORLDWIDE INC
YUM	YUM BRANDS INC
YXI	PROSHARES SHORT FTSE CHINA 25
YY	YY INC
YZC	YANZHOU COAL MINING CO LTD
Z	ZILLOW INC (A)
ZA	ZUOAN FASHION LTD
ZAGG	ZAGG INC
ZAZA	ZAZA ENERGY CORP
ZB/PRA	ZIONS BANCORPORATION
ZB/PRC	ZIONS BANCORP 9.50% PFD C
ZB/PRF	ZIONS BANCORPORATION

ZB/PRG	ZIONS BANCORPORATION (G)
ZB/PRH	ZIONS BANCORPORATION DEP SH 1/40TH PFD H
ZBB	ZBB ENERGY CORPORATION
ZBRA	ZEBRA TECH CORP
ZBZX	BATS TEST SYMBOL
ZEP	ZEP INC
ZEUS	OLYMPIC STEEL INC
ZF	ZWEIG FUND INC NEW
ZFC	ZAIS FINANCIAL CORP
ZGNX	ZOGENIX INC
ZHNE	ZHONE TECH INC
ZIGO	ZYGO CORP
ZINC	HORSEHEAD HLDG CORP
ZION	ZIONS BANCORP
ZIONW	ZIONS BANCORP 5/22/2020
ZIONZ	ZIONS BANCORPORATION
ZIOP	ZIOPHARM ONCOLOGY INC
ZIPR	ZIPREALTY INC
ZIV	VELOCITYSHARES DAILY INVERSE VIX MEDIUM
ZIXI	ZIX CORPORATION
ZJZZT	NASDAQ/DE TEST SYMBOL
ZLC	ZALE CORPORATION
ZLCS	ZALICUS INC
ZLTQ	ZELTIQ AESTHETICS INC
ZMH	ZIMMER HOLDINGS INC
ZN	ZION OIL AND GAS INC
ZNGA	ZYNGA INC
ZNH	CHINA SOUTHERN AIRLINE CO
ZOLT	ZOLTEK COS INC
ZOOM	ZOOM TECHNOLOGIES INC
ZQK	QUIKSILVER INC
ZROZ	PIMCO 25+ YEAR ZERO COUPON US TREA ETF
ZSL	PROSHARES ULTRASHORT SILVER NEW
ZTEST	BATS TEST SYMBOL
ZTR	ZWEIG TOTAL RETURN FD INC NEW
ZTS	ZOETIS INC
ZUMZ	ZUMIEZ INC
ZVV	NYSE ARCA TEST SYMBOL
ZVZZT	NASDAQ TEST STOCK
ZWZZT	Nasdaq Test Symbol
ZX	CHINA ZENIX AUTO INTERNATIONAL LTD
ZXZZT	TEST SYMBOL NASDAQ
ZYCA	TEST STOCK
ZZK	NYSE ARCA TEST SYMBOL
ZZZ	NYSE TEST SYMBOL